Form 20-F
period 2003-12-31
CEZ AS
filed 2004-06-30
CIK 1041841

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

                   For the Fiscal Year Ended December 31, 2003
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

     The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2003 was: 592,210,843 shares of common stock

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

FGD                         Flue-Gas Desulphurization, a flue stack technology
                            for reducing sulfur dioxide content in power plant
                            emissions.

GW;GWh                      One gigawatt equals 1,000 MW; one gigawatt-hour
                            represents one hour of electricity consumption at a
                            constant rate of 1 GW.

Installed Capacity          The highest constant level of generation of
                            electricity which a power plant is designed to be
                            capable of maintaining.

IPP                         Independent Power Producer.

kV                          A kilovolt is a unit of electric tension; one
                            kilovolt equals one thousand volts.

kW;kWh                      A kilowatt is a unit of power, representing the
                            rate at which energy is produced; one kilowatt-hour
                            represents one hour of electricity consumption at a
                            constant rate of 1kW.

MW;MWh                      One megawatt equals 1,000 kW; one megawatt-hour
                            represents one hour of electricity consumption at a
                            constant rate of 1 MW.

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

SO2                         Sulfur dioxide.

T/h                         Tons of steam per hour.

TW;TWh                      One terawatt equals 1,000 GW; one terawatt-hour
                            represents one hour of electricity consumption at a
                            constant rate of 1 TW.

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

                                TABLE OF CONTENTS

Part I

Part II
Item 13.     Defaults, Dividend Arrearages and Deliquencies..................70
Item 14.     Material Modifications to the Rights of Security Holders and

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
     o    expectations as to the future sale of regional electricity distributors and as to the sale of our remaining shares in CEPS, a.
          s.;
     o    expectations as to our future acquisitions, participations in tender processes for such acquisitions and results of such tender processes;
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
     o    encountered in the privatization of our Company;
     o    difficulties encountered in the integration of our Company with some of the regional electricity distributors;
     o    difficulties encountered in the integration of our Company with businesses newly acquired by our Company in the future;
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
Generally Accepted Accounting Principles ("U.S. GAAP"). Note 29 to the
Consolidated Financial Statements provides a description of the principal differences between IFRS and U.S. GAAP and a reconciliation to U.S. GAAP of net earnings and total shareholders' equity for the periods and as of the dates therein indicated.

                                                                  As of or for the year ended December 31,
                                              ----------------------------------------------------------------------
                                                 1999       2000      2001       2002       2003         2003
                                                 ----       ----      ----       ----       ----         ----
                                                              (CZK millions except rate, ratios      (USD millions,
                                                                operating and per share data)(1)        except per
                                                                                                       share data)(2)

Consolidated Income Statement Data
IFRS:
Revenues......................................    53,528    52,431    56,055      55,578     84,816       3,306.2
Operating expenses............................    43,579    39,711    41,377      44,324     77,316       3,013.8
Income before other expense and income taxes..     9,949    12,720    14,678      11,254      7,500         292.4
Other expenses (income).......................     4,740     2,119     1,386       (542)        841          32.8
Income before income taxes....................     5,209    10,601    13,292      11,796      6,659         259.6
Income taxes..................................       919     3,364     4,169       3,375        208           8.1
Minority interests............................         -         -         -           -        519          20.2
Net income....................................     4,290     7,237     9,123       8,421      5,932         231.2
Net income per share (CZK per share)
  Basic.......................................       7.2      12.2      15.4        14.3       10.0          0.39
  Diluted.....................................       7.2      12.2      15.4        14.2       10.0          0.39
Cash dividend per share (CZK per share).......       0.0       0.0       2.0         2.5        4.5
Cash dividend per share (USD per share) (3)...       0.0       0.0     0.052       0.080      0.156
Weighted average number of shares (000's)
  Basic.......................................   592,088   592,088   591,926     590,363    590,772
  Diluted.....................................   592,088   592,088   592,088     592,150    592,211

U.S. GAAP:
Revenues......................................    53,528    52,431    56,055      55,578     84,816       3,306.2
Net income(4).................................     5,291    13,299     8,538       8,421      8,837         344.5
Other comprehensive income....................         -         -         -           -       (142)         (5.5)
Total comprehensive income....................     5,291    13,299     8,538       8,421      8,695         338.9
Net income per share (CZK per share) .........
  Basic.......................................       8.9      22.5      14.4        14.3       15.0          0.58
  Diluted.....................................       8.9      22.5      14.4        14.2       14.9          0.58

Consolidated Balance Sheet Data
IFRS:
Property, plants and equipment--net (5)........   99,661    98,717    93,605     146,914    222,313       8,665.8
Construction work in progress.................    91,460   103,591   111,929      56,513     10,204         397.8
Other assets..................................    20,368    19,952    23,493      28,038     41,626       1,622.6
Total assets..................................   211,489   222,260   229,027     231,465    274,143      10,686.2
Shareholders' equity..........................   122,205   129,442   136,726     143,675    149,687       5,834.8
Minority interests............................         -         -         -           -      7,893         307.7
Long-term debt, net of current portion........    51,084    49,704    43,081      35,729     30,965       1,207.0
Other long-term liabilities (6)...............    18,457    20,902    21,396      23,866     28,521       1,111.8
Total long-term liabilities (6)...............    69,541    70,606    64,477      59,595     59,486       2,318.8
Deferred tax liability .......................     6,265     8,057     9,870      12,541     14,721         573.8

Current liabilities...........................    13,478    14,155    17,954      15,654     42,356       1,651.0
Stated capital................................    59,209    59,209    59,050      59,041     59,152       2,305.8

U.S. GAAP:
Total assets..................................   207,059   222,260   229,027     231,465    277,998      10,836.4
Long-term liabilities (6).....................    67,186    70,476    64,477      59,595     59,486       2,318.8
Deferred tax liability........................    10,162     8,098     9,870      12,541     15,942         621.4
Shareholders' equity..........................   116,232   129,531   136,726     143,675    153,114       5,968.4
Minority interests............................         -         -         -           -      8,351         325.5

Other Financial Data
IFRS:
Depreciation rate.............................       5.5       5.4       5.3         5.6        5.7
Ratio of earnings to fixed charges............      1.30      2.35      3.13        3.42       2.46
Capital expenditures..........................    22,982    21,346    15,318      10,419     52,316       2,039.3
Ratio of shareholders' equity to total
  capitalization (7)..........................      0.71      0.72      0.76        0.80       0.83

U.S. GAAP:
Ratio of earnings to fixed charges............      1.49      2.33      3.13        3.42       3.35
Capital expenditures..........................    22,982    21,346    15,318      10,419     52,316       2,039.3
Ratio of shareholders' equity to total
  capitalization (7)..........................      0.70      0.72      0.76        0.80       0.83

Selected Operating Data
Installed capacity (MW).......................    10,151    10,146    10,146      11,146     12,297
Generation (GWh)..............................    45,722    50,842    52,162      54,118     61,399
Employees.....................................     9,749     9,278     8,011       7,677     18,100
---------------
(1)  Certain prior year financial statement items have been reclassified to conform to the current year presentation.
(2)  Czech crown amounts have been translated into U.S. dollars at the rate of
     CZK 25.654 per USD 1.00, the CNB Exchange Rate on December 31, 2003.
(3)  Translated into USD at the Czech National Bank rate on the dividend payment date.
(4)  U.S. GAAP net income for 2000 includes the cumulated effect from prior years of an accounting change that under IAS is recorded as an adjustment to retained earnings.
(5)  Plant in service less accumulated provision for depreciation and nuclear fuel at amortized cost.
(6)  Amounts include accumulated provision for nuclear decommissioning and storage of spent fuel and other nuclear waste.
(7)  Total capitalization includes stated capital, retained earnings and long-term debt (net of current portion).

Exchange Rates

The following table sets forth, for the periods and dates indicated high and low exchange rates for Czech crowns ("CZK") into U.S. dollars ("USD") as reported by the Czech National Bank (the "CNB Exchange Rate") for each month during the previous six months and, for the last five years, the average rate for each year calculated as the average of the exchange rates on the last day of each month during the period. No representation is made that the Czech crown or USD amounts referred to herein could have been made or could be converted into USD or Czech crowns, as the case may be, at the rates indicated or at any other rate. The
Federal Reserve Bank of New York does not report a noon buying rate for Czech crowns. As of June 22, 2004, the CNB Exchange Rate was CZK 26.41 = USD 1.00.

                                                CNB Exchange Rates

              Month                         Low(1)               High(1)
              -----                         ---                  ----
                                                   (CZK per USD)
              December 2003                 27.12                25.65
              January 2004                  26.89                25.38
              February 2004                 26.67                25.43
              March 2004                    27.17                26.01
              April 2004                    27.66                26.59
              May 2004                      27.25                25.92
              Source: Czech National Bank
              ------------

              (1) Actual high and low, on a day-by-day basis, for each period.

                               CNB Exchange Rates

              Year         Low (1)      High (1)      Average(2)    Period-End
              -----        ----         ----          -------       ----------
                            (CZK per USD)
              1999         36.35        29.65         34.87          35.98
              2000         42.13        34.88         38.58          37.81
              2001         40.29        34.84         38.03          36.26
              2002         37.16        29.12         32.74          30.14
              2003         30.35        25.65         28.23          25.65

              Source: Czech National Bank
              ------------

              (1) Actual high and low, on a day-by-day basis, for each period.
              (2) Average of the exchange rates on the last day of each month during period.

For information regarding the effects of currency fluctuations on our results, see "Risk Factors" on page 8, "Item 5. Operating and Financial Review and
Prospects" on page 37 and "Item 11. Quantitative and Qualitative Disclosures
about Market Risk" on page 66.

                                  RISK FACTORS

Factors Relating to the Company

OUR MAJORITY SHAREHOLDER MAKES DECISIONS THAT REFLECT CZECH GOVERNMENT POLICY

The Czech National Property Fund (the "NPF" or the "National Property Fund"),
which is under the direct control of the Czech Republic, holds approximately two-thirds of all shares in CEZ. The National Property Fund also holds significant equity interests in certain of our subcontractors, including Czech suppliers of coal. Consequently, certain of our decisions and the decisions of our suppliers and contractors that are mandated by the National Property Fund reflect Czech Republic government policy. We can give no assurance that these decisions will not adversely affect our business, prospects, financial condition or results of operations.

LIBERALIZATION OF THE ELECTRICITY MARKET COULD ADVERSELY AFFECT OUR BUSINESS

Since January 1, 2002, if an electricity end user's electricity consumption at one supply point exceeds 40 GWh (including self-generated electricity) then such user (so called "eligible final customer") may choose its electricity supplier
(and freely negotiate prices). From January 1, 2003, customers with annual consumption between 9 to 40 GWh were also accorded the "eligible final customer"
status. From January 1, 2004, the definition of "eligible final customers"
further includes all customers with reserved energy input higher than 250 kW from high-voltage lines who are equipped with continual consumption metering
(amount of energy or mean value of capacity within the period measured is recorded continuously). We have direct access to all eligible final customers and this liberalized market represents approximately 50% of the Czech electricity market. On the other hand, the remaining 50% of the Czech electricity market (mostly retail customers) is served by regional distribution companies (the "REAS") which are free to choose on the wholesale market the supplier to cover demand of their customers. The wholesale market is also liberalized and we compete on this market. As a consequence of this liberalization, the REAS and eligible final customers have purchased some electricity from producers outside the Czech Republic, which in fact has reduced our revenues. We have responded to these price and other pressures by increasing the quantity of electricity sold for low prices while keeping fixed costs constant. We can provide no assurance that decisions of independent REAS or independent eligible final customers will not adversely affect our business, prospects, financial condition or results of operations.

As a consequence of the liberalization of the electricity market, a provisional administrative procedure has been implemented (until December 31, 2004) which regulates the import and transmission of electricity within the electricity transmission grid in the Czech Republic in the case of danger to the integrity of the transmission grid and the safety and reliability of operation. This system is designed to prevent imported electricity together with our planned domestic electricity production from exceeding the transmission capabilities of the transmission grid. This administrative procedure has not been applied yet.
Consequently, we can provide no assurance that, as a result of complications in the implementation of this procedure, the electricity system in the Czech
Republic may not suffer interruptions of service.

Furthermore, Act No. 458/2000 Coll., ("Energy Act") (including the enforcement provisions thereof) has relatively recently begun to be implemented by regulation, and judicially or administratively interpreted. We can give no assurance that the specific regulatory framework and practices that actually develop in the Czech Republic will not adversely affect our business, prospects, financial condition or results of operations.

INTEGRATION WITH REAS COULD ENCOUNTER OBSTACLES, NEGATIVELY INFLUENCING OUR
BUSINESS

On April 1, 2003, we acquired from the Czech government its shares in eight
REAS. Accordingly, we hold majority stakes in five REAS. We are required to dispose of one of the majority stakes. We intend to fully integrate the remaining four REAS into our Company. While we believe that we will be successful in our efforts, we can give no assurance that the integration of REAS will proceed smoothly and that minority shareholders in REAS in which we hold a majority stake will not obstruct the integration process. Consequently, we can provide no assurance that our business, prospects, financial condition or results of operations will not be adversely influenced by these factors.

WE MAY BE UNABLE TO DISPOSE OF OUR SHARES IN REAS AND CEPS, A. S. AT
ADVANTAGEOUS CONDITIONS

The Czech Anti-Monopoly Office requires that we dispose of one of the majority stakes and of all three minority stakes in REAS, and that we dispose of our remaining shares in CEPS, a.s. Majority stakes in two of three REAS have been already disposed and such disposal had no negative impact on our business and financial condition. However, as there is only a limited number of prospective buyers and we may encounter difficulties in trying to negotiate conditions of such disposals that would be advantageous or our disposal of the shares may be delayed. Consequently, we can provide no assurance that our business, prospects, financial condition or results of operations will not be adversely affected by the requirement to sell the remaining REAS and shares of CEPS, a.s.

INTERRUPTIONS IN OPERATION OF THE TEMELIN NUCLEAR POWER PLANT COULD
SIGNIFICANTLY LOWER OUR CASH FLOW

We have experienced continuing environmental and other opposition to our operation of Temelin nuclear power plant with demonstrations by Austrian citizens and others. As a result, the prime ministers of Austria and the Czech
Republic met in the past and agreed to further studies and monitoring performed on Temelin. We can provide no assurance that, as a result of such studies and monitoring, the operation of Temelin will not be disturbed as a result of events beyond the control of management. We can provide no assurance that any such problems will not adversely affect our business, prospects, financial condition or results of operations.

OUR COMMERCIAL RELATIONSHIP WITH THE REAS AND THE COMPETITIVE ENVIRONMENT FOR
THE SUPPLY OF ELECTRICITY IN THE CZECH REPUBLIC COULD CHANGE

We sell a significant portion of the electricity we produce to the eight REAS.
Except for two REAS for which ten-year supply contracts have been signed in 1996
(but contracts specifying volumes and prices, among others, for these two long-term contracts are signed annually), we sign our contracts with the other
REAS annually. We own majority shares in five REAS, but will have to dispose of one of these majority shares. It is likely that key European competitors will control four of the REAS eventually. We can provide no assurance that the four
REAS we will not control will continue to purchase power from us in the same quantities as they have in the past and/or for the same or better prices or that the competitive environment for the supply of electricity in the Czech Republic will not change.

BECAUSE WE LOST CONTROL OF THE TRANSMISSION GRID, ELECTRICITY TRANSMISSION
PRICES MAY INCREASE

Until April 1, 2003, we controlled the electricity transmission grid in the
Czech Republic through our wholly-owned subsidiary, CEPS, a.s. As a part of process of the liberalization of the energy market and/or privatization in the
Czech Republic, CEZ had to sell its majority stake in CEPS, a.s. and we thereby lost control of the transmission grid. The prices for electricity transmission could increase as a result of our lost control of CEPS, a.s. If these transmission prices increase and such increase is followed by increases in end prices for electricity, we can give no assurance that the possible resulting decrease of consumption or our increased costs would not adversely affect our business, prospects, financial condition or results of operations. Further, we can give no assurance that the specific regulatory or other relationship that actually develops with respect to the transmission of electricity will not adversely affect our business, prospects, financial condition or results of operations.

STATE SUPPORT TO SELECTED POWER GENERATION SOURCES COULD ADVERSELY AFFECT THE
PORTION OF OUR BUSINESS SUBJECT TO REGULATED PRICES

The Energy Act requires the REAS to purchase certain amounts of electricity from environmentally friendly "co-generation," "small hydro," "decentralized" or
"renewable" facilities and it provides state subsidies to them. This approach leads to a significantly higher state support for small generation sources or those that are connected directly to the REAS grids. We, however, operate large plants and transmit a major portion of our electricity to the transmission grid and thus cannot take full advantage of the state support for otherwise comparable power generation sources. While we believe that these purchases by the REAS will remain an insignificant portion of overall REAS electricity purchases, we can provide no assurance that this will in fact be the case and that our electricity sales to independent REAS will not decrease as a result and will not adversely affect our business, prospects, financial condition or results of operations.

THE COSTS WE ARE BEING CHARGED FOR RADIOACTIVE WASTE DISPOSAL MAY INCREASE

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

DEVALUATION OF THE CZECH CROWN AGAINST THE U.S. DOLLAR AND/OR EURO WOULD
NEGATIVELY IMPACT OUR BUSINESS; WE MAY SUFFER EXCHANGE RATE LOSSES IF CZECH
CROWN BECOMES SIGNIFICANTLY WEAKER TO U.S. DOLLAR AND/OR EURO, OR LOSSES DUE TO
HEDGING IF CZECH CROWN BECOMES SIGNIFICANTLY STRONGER

Majority of our revenues are denominated in Czech crowns and, after giving effect to foreign exchange swaps, approximately one-third of our indebtedness is effectively denominated in, and is expected to continue to be denominated in, currencies other than the Czech crown. Consequently, we are exposed to currency exchange risks that could impact our ability to meet our debt obligations and finance our business. The Czech crown to euro exchange rate has been relatively stable and there has been a trend of stronger Czech crown versus the U.S. dollar in 2003 and the first quarter of 2004. However, we can give no assurance that the stability against euro and the trends with respect to the U.S. dollar will continue. Devaluation of the Czech crown against the U.S. dollar and/or euro would result in a larger proportion of our revenues needed to service our indebtedness denominated in currencies other than the Czech crown, including the
7 1/8% notes due 2007 issued by CEZ Finance B.V. and guaranteed by our Company
(the "Notes" and the guarantees provided by us the "Guarantees") which could have a material adverse effect on our ability to service the Notes or other indebtedness denominated in currencies other that the Czech crown.

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

Factors Relating to the Czech Republic

POLITICAL INSTABILITY IN THE CZECH REPUBLIC COULD NEGATIVELY IMPACT ECONOMIC
CONDITIONS IN THE CZECH REPUBLIC AND, CONSEQUENTLY, OUR BUSINESS

The next general elections for the Chamber of Deputies, the Lower House of the
Czech Parliament, are scheduled for 2006. The current political situation has remained relatively stable as a result of the coalition among the Czech Social
Democratic Party ("CSSD"), a center-left party, which received over 30.2% of the votes in the last election in 2002, and two other smaller center and center-right parties. The second strongest party in the Chamber of Deputies is the Civic Democratic Party ("ODS"), a center-right party, which received over
24.5% of the votes in the last election and is currently in the opposition. The current coalition holds only a marginal majority in the Chamber of Deputies, and it has minority of seats in the Senate, the Upper House of the Czech Parliament.
It cannot be ruled out that the current coalition will break up as a result of different political opinions of its members or as result of other factors. On
March 7, 2003, Vaclav Klaus became the new President of the Czech Republic. Mr.
Klaus is a former chairman of ODS and this could have an impact on his political decisions.

With respect to the macroeconomic environment in the Czech Republic, it may be expected that drawing up the state budget for 2005 might be connected with difficulties, since the cabinet will have to choose between substantial restrictions of its expenses and setting a budget with a significant deficit.

We can give no assurance that changes to the current government, the creation of a new government or early Parliamentary elections will not occur. The factors described above may have an adverse effect on the overall stability of the Czech
Republic and subsequently on our business, prospects, financial condition or result of operations. Moreover, any change in the government may affect the structure of the presidium of the NPF, and/or the structure of the Supervisory
Board and the Board of Directors of our company.

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
10019.

Our registered address is:

                                   CEZ, a. s.
                                  Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

                             Tel: +420 (2) 7113 1111
                          Internet address: www.cez.cz

Following the acquisition of majority stake in five REAS on April 1, 2003, we created a new consolidated group consisting of a total of 94(1) companies as of
December 31, 2003. The core business of our consolidated group, which is undertaken by 10 companies, is the generation, distribution, and sale of electricity generated in our group's own facilities, and related provision of power grid ancillary services. In addition to electricity generation and distribution, businesses of individual companies in our group also include the generation and sale of heat, mining of raw materials, telecommunications, scientific research, as well as engineering and activities in the construction, maintenance and upgrading of power plants.

All power plants that we operate are located in the Czech Republic. The total installed capacity of our generation facilities as of December 31, 2003 amounted to 12,297 MW. In 2003, we generated 61,399 GWh of electricity. Of this amount, coal-fired plants accounted for 55.8%, our nuclear power plants accounted for
42.5%, and hydroelectric plants accounted for 1.7% of electricity produced. The remaining electric power consumed in the Czech Republic comes from independent power producers, self generators and imports. CEZ operates twenty-four(1) power plants, including ten coal-fired plants, twelve hydroelectric plants and two nuclear power plants while other members of our consolidated group operate a number of small power plants with aggregate installed capacity of 144 MW. See
"Property, Plants and Equipment" on page 27. Of the quantity of electricity we sold in the Czech Republic in 2003, we sold approximately 89.3 % to the REAS. We also purchase electric energy from two independent producers on the basis of long-term contracts (Sokolovska uhelna, a.s., and Harpen CR, s.r.o.) and from traders (Energotrans, a.s., and Prvni energeticka a.s.).

------------------

(1)    For consolidation of financial statements please see "Notes to
       Consolidated Financial Statements."

(2)    The calculation of the number of plants that we operate varies depending on whether a plant is counted independently or as part of a larger organizational unit. The number of plants used herein is based upon larger organizational units than may appear elsewhere in our publications.

The following table sets forth a breakdown of the amounts of electricity that we supplied and which was consumed in and exported from the Czech Republic from
2001 through 2003:

                                                            2001          2002          2003
                                                            ----          ----          ----
                                                                        (GWh)
Supplied:
Generated in-house (gross)............................    52,162        54,118        61,399
Purchased from other producers .......................     3,274         2,018        10,701
Purchase from (OTE *) - deviations....................         0           881         1,002

Purchase from OTE* - organized spot trading...........         0            19             7
Purchases to cover own consumption....................        17            18            21
Purchased outside the Czech Republic..................       688         1,338           919
Purchased from electricity distribution companies.....         0             0            47
Purchased from traders................................         0             0         3,235
                                                       ------------   -----------  ------------
Total.................................................    56,141        58,392        77,331
                                                       ============   ===========  ============

Consumed:
Sold in the domestic market...........................    38,721        36,245        48,883
   Sold to electricity distribution companies.........    36,942        31,466        14,107
   Sold to OTE * - positive regulatory work...........         0         1,356           576
   Sold to OTE * - negative regulatory work...........         0          (385)         (481)
   Sold to OTE * - deviations.........................         0           137           809
   Sold to OTE * - organized spot trading.............         0           225           169
   Sold to eligible customers **......................         0            69         9,467
   Sold to protected customers **.....................         0             0        21,259
   Sold to traders ***................................         0         2,593         1,935
   Sold to CEPS to cover losses.......................     1,393           598           719
   Other domestic sales...............................       386           186           324
Exports...............................................    12,122        16,008        19,227
Trading outside of the Czech Republic (sales) ........         7           921           895
Total Sales...........................................    50,850        53,174        69,005
Other consumption of CEZ Group........................     5,231         5,218         5,665
Losses................................................        60             0         2,661
                                                       ------------   -----------  ------------
Total.................................................    56,141        58,392        77,331
                                                       ============   ===========  ============

*) Operator trhu s elektrinou, a. s. (Electricity Market Operator)
**) Customers pursuant to Section 28 of Act No. 458/2000 Coll. (Energy Act)
***) Electricity traders pursuant to Section 28 of Act No. 458/2000 Coll.
     (Energy Act)

In addition to electric power, we also generate heat, which we supply to municipalities, district heating companies and industrial consumers via steam/hot water pipelines that we operate with other persons. See "Heat
Generation" on page 17.

Until April 1, 2003, we also owned and operated through our subsidiary, CEPS,
a.s., approximately 2,902 kilometers (approximately 1,803 miles) of 400 kV and
1,441 kilometers (approximately 895 miles) of 220 kV high-voltage electrical power transmission lines. These lines comprise all of the high voltage transmission lines in the Czech Republic and transformers which reduce the electrical voltage to 110 kV, the maximum voltage used in the distribution networks owned by the REAS. See "Transmission of Electricity" on page 18 and
"Material Contracts" on page 60.

Breakdown of Revenue by Activity

The following table sets forth a breakdown of our principal activities together with the revenue generated from such activities for the years 2001 through 2003:

                                                            2001          2002          2003
                                                            ----          ----          ----
                                                                     (CZK millions)

Electricity and Transmission Sales(1) ................    53,300        52,938        79,548
Heat Sales............................................     1,721         1,673         1,833
Other.................................................     1,034           967         3,435
------------

(1)   In 2002, our revenue from electricity sales amounted to approximately CZK
      41,021 million, and our revenue from transmission sales amounted to approximately CZK 11,917 million. After the sale of 66% of our shares in
      CEPS, a.s. on April 1, 2003, we do not account for our transmission sales separately and we have no comparable data available for 2003.
      Additionally, we do not account for our electricity sales from our nuclear, hydro-electric and coal-fired power plants separately.

Electricity Generation

In 2003, we produced a total of 61,399 GWh of electricity, which represents approximately 73.8% of the total electricity produced in the Czech Republic.
Revenues from electricity sales and transmission amounted to approximately CZK
79.5 million or 93.8% of our total revenue for 2003.

The following table provides information regarding our installed electricity generating capacity at December 31, 2003 and the method of electricity generation during the year ended December 31, 2003:

                                                            At December 31, 2003     Year Ended December 31, 2003
                                                          Installed       Installed     Electricity         Total
                                                           Capacity        Capacity      Generation    Production

                                                                (MW)             (%)           (GWh)           (%)
Coal-Fired Plants.....................................         6,603           53.7          34,342         55.8
Nuclear Plants........................................         3,760           30.6          25,872         42.5
Hydroelectric Plants, Wind(1) and Solar Power Plant(2)         1,934           15.7           1,185          1.7
                                                          -------------  -------------  --------------  -----------
Total.................................................        12,297            100          61,399          100
                                                          =============  =============  ==============  ===========

-----------

(1)  Power plant in the locality of Mravenecnik near the Dlouhe Strane hydroelectric power plant.
(2)  Included under the Dukovany power plant organizational unit.

Coal-Fired Power Generation

We own and operate ten (10) coal-fired power plants which are further described below under "Property, Plants and Equipment" on page 27. In 2003, our coal-fired plants generated 34,044 GWh of electricity representing 55.8% of our total electricity production.

Our coal-fired plants have a diversified age profile, and we have a planned program of regular repairs and overhauls for the generating units. In most cases, parts of these units have already been completely reconstructed and modernized. As of December 31, 2003, we had installed FBB or FGD equipment on all of our coal-fired capacity and we have installed or refurbished electrostatic precipitators (which reduce particle emissions) on all but two of our coal-fired power plants. The coal-fired plants that we own and operate are situated at various locations throughout the Czech Republic, the largest concentration being in the lignite mining region in the northwest of the Czech
Republic. We have decommissioned the Ledvice I power plant, two units of the
Melnik II power plant and three units of the Tusimice I power plant. We decided to decommission these plants because, in our judgment, we have sufficient capacity to satisfy demand using our existing plants.

Types and Sources of Coal. The majority of our coal-fired power plants (95.5%)
utilize lignite. Currently only one of our power plants (and partially another one) uses hard coal. We have four main domestic suppliers of lignite and one domestic supplier of hard coal.

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
and with OKD, a.s, for the purchase of hard coal. We have signed a long-term contract with Severoceske doly, a.s., and short term contracts with Severoceske doly, a.s., Appian Group, a.s., Sokolovska uhelna, a.s. and Lignit Hodonin,
s.r.o. for lignite. We have signed a short term agreement with OKD, a.s. for hard coal. See "Equity Interests of CEZ in Other Companies as of December 31,
2003" on page 27.

We generally enter into contracts for coal deliveries on the basis of tenders.
Short-term contracts resulting from such tenders fix prices for one year.
Long-term contracts are designed to fix amounts for a period of five years.
Although long-term contracts do not set specific prices, they contain guidelines for setting prices.

In October 1997, we signed a long-term contract with the largest producer of lignite in the Czech Republic, Severoceske doly, a.s. In 1999, we increased our stake in Severoceske doly, a.s. to more than one-third of the capital stock of
Severoceske doly, a.s. Severoceske doly, a.s. supplies more than 60% of our total consumption of lignite. This contract covers supplies through the year
2015 and reserves certain amounts of stock through 2030. We purchase the largest amount of coal in the Czech Republic.

The following table sets forth the rate of price increases (decreases) for which we purchased lignite and hard coal as compared to inflation rates for the years
2001 through 2003:

         Year          Lignite (%)       Hard Coal (%)         Inflation(%)
         ----          ----------        -------------         -----------
         2001            0.8               14.1                   4.7
         2002            0.0                0.7                   1.8
         2003            0.0                0.0                   0.1

Although we have been in a good bargaining position vis-a-vis coal suppliers and we have generally been able to keep increases in coal prices below increases in the annual inflation rates, there can be no assurance that we will be able to do so in 2004 or future years. The stagnation in lignite and hard coal prices in
2003 was influenced primarily by the low inflation rate, market conditions and increased competitive pressures among suppliers.

For the importation of hard coal, an import license from the Ministry of
Industry and Trade of the Czech Republic is necessary. In instances in which we were not able to obtain such an import license, we purchased hard coal supplies from domestic sources.

We purchase limestone and lime for desulfurization facilities and fluidized-bed boilers under long and medium-term contracts from a total of five domestic suppliers. LOMY MORINA spol. s r.o. supplies approximately 48% of the total amount. We hold 51.05% of the registered capital of LOMY MORINA spol. s r.o. We hold 64.87% of the registered capital of KOTOUC STRAMBERK, spol. s r.o., which supplies approximately 21% of our total limestone and lime needs at prices which are renegotiated each year. These prices do not differ significantly from market prices.

Historically, prices for lime, limestone and other raw materials have generally risen, but such changes have not been material.

Taking into account geographical restrictions and current estimates of coal-fired generation needs, we estimate there are sufficient lignite reserves in the Czech Republic for the operation of our coal-fired power plants for approximately 30 years.

Total expenses for lignite, hard coal, and biomass consumed in 2003 amounted to
CZK 10,824 million or 14% of our total operating expenses. Total expenses for lime and limestone consumed in 2003 amounted to approximately CZK 683 million or
0.9% of our total operating expenses.

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

Nuclear Power Generation

We currently own and operate two nuclear power plants, one situated at Dukovany, in the South Moravian District of Trebic and the second at Temelin, in the South
Bohemian district of Ceske Budejovice. We describe both

Dukovany and Temelin in further detail below under "Property, Plants and
Equipment" on page 27 and "Capital Investments" on page 32. In 2003, our nuclear power plants generated 25,872 GWh of electricity, including 12,117 GWh of electricity produced by Temelin during testing, representing 42.5% of our total electricity production.

Both nuclear power plants are equipped with VVER reactors. VVER is a pressurized water reactor in which water acts as both the moderator and the coolant. The design of a VVER plant is generally considered identical to the design of PWR plants based on U.S. technology (in which water also acts as the moderator and the coolant) and which is the most common reactor type commercially used around the world.

Unlike analogous western nuclear power plants, the units of the Dukovany nuclear plant have no full pressure containment, however the function of the barrier which prevents escape of radioactive steam into the atmosphere in case of any breach of the primary circuit (the sealed circuit comprised of the steel pressure vessel containing the reactor, the steam generator and the connecting pipe work) is ensured by hermetic zones complemented by bubbler tower which prevents hermetic zones from overpressurizing. In the Temelin nuclear power plant, both units are constructed with standard full pressure containment of western type. The Dukovany and Temelin nuclear plants are designed to withstand the maximum design accident caused by a breakdown of the primary circuit and are designed to be able to reduce the pressure and temperature of steam escaping from the primary circuit to the hermetic zones or containment by using spray systems.

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

                 Unit             License Valid Until:
                 ----             --------------------
                  1                December 31, 2005
                  2                December 31, 2006
                  3                December 31, 2007
                  4                December 31, 2007

From its initial operation to December 31, 2003, the Dukovany nuclear plant has generated approximately 224,396 GWh of electricity at an average load factor per year of 82.96%.

Temelin Nuclear Power Plant. Our second nuclear power plant, currently at the end of trial operation (Unit 1 since June 10, 2002 and Unit 2 since April 18,
2003), is located at Temelin in South Bohemia. It employs two VVER 1,000 pressurized water reactors, each with a capacity of 1,000 MW. See "Capital
Investments - Nuclear Power Plants" on page 35 for more information about the
Temelin power plant, including recent developments related to costs of completion and time delays in the completion schedule. From its initial operation to December 31, 2003, the Temelin nuclear plant has generated approximately 18,714 GWh of electricity.

Nuclear Fuel Materials and Fuel Procurement. Nuclear fuel materials and services
(i.e., uranium, conversion and enrichment) are supplied to us mainly on the middle and long-term contractual basis by several primary suppliers. The main portion of our uranium needs has been covered from domestic sources up to now.
Since Czech uranium production has been continuously decreasing in recent years with the perspective of almost full cessation in 2006, we will seek to cover our future needs by increased purchases on the world market. We will aim to create and maintain a diversified portfolio of uranium suppliers in a similar way as it has already been established regarding conversion and enrichment services. One of our important sources of uranium in the future will be Russia, as we plan to purchase a substantial portion of nuclear fuel for the Dukovany nuclear power plant as a package of all contained materials and services within the framework of our long-term fuel contract with the Russian fabricator OAO TVEL. We expect that in the near future we will start activities on securing supply contracts for nuclear materials and services for the period after expiration of the current contracts. Effective May 1, 2004, the day of entry of the Czech Republic to the European Union, our procurement of nuclear materials and services became subject of European Supply Agency (the "ESA") supervision, i.e. all new procurement contracts must be concurred and co-signed by the ESA. However, contracts being in force before May 1, 2004, will be grandfathered by ESA.

Our long-term nuclear fuel supplier for Temelin is Westinghouse Electric
Corporation which produces nuclear fuel for us at its facilities in Columbia,
South Carolina. Deliveries of fresh fuel for Temelin nuclear power plant are covered for the period of at least the three following years with an option to extend the contract. We have started activities on securing supplies of fresh fuel after expiration of the current contract. Shipments of nuclear fuel for the
Temelin nuclear power plant from Westinghouse are performed according to the requested schedule agreed under the contract. First refueling at Unit 1 was completed in March 2003 and at Unit 2 in April 2004. Regarding the Dukovany
nuclear power plant deliveries of nuclear fuel designated for transition for
"five-year fuel cycle" continue under very long-term commitments concluded with
Russian OAO TVEL.

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
Upon the completion of this second stage, we expect that the capacity of the interim storage facility will be sufficient for the planned life of the power plant. In 1999 the State Office for Nuclear Safety issued a zoning permit for the second stage storage facility for spent nuclear fuel and an environmental impact assessment was completed. In 2000 we received a local zoning permit for this interim storage facility and in 2001 we entered into an agreement for the provision of storage containers for this facility. We received the construction permit in 2003. We are also planning the construction of an interim storage facility for spent nuclear fuel from the Temelin power plant at the Temelin site. An underground interim storage facility at the Skalka site in South
Moravia is being considered as an alternative for the storage of spent fuel from both power plants. A local zoning permit for this site was issued to us in March
2001. In 1999 we sold the repository for disposal of nuclear waste from the operation of both Dukovany and Temelin nuclear power plants to the Repository
Authority (state agency). The Repository Authority has engaged us to continue operating this repository located at Dukovany site.

Hydroelectric Power Generation

We operate twelve (12) hydroelectric power plants (small storage or pump storage), which are described in individual detail under "Property, Plants and
Equipment" on page 27. In 2003, our hydroelectric power plants generated 1,018
GWh of electricity representing 1.7% of our total electricity generation.

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

Heat Generation

In general, heat is a by-product of the generation of electricity. We sell heat to municipalities, district heating companies and industrial consumers. At the present time, we are supplying heat from all of our coal-fired plants and both of our nuclear power plants. Heat is supplied to customers via steam/hot water pipelines operated by us and other persons. In 2003, sales of heat amounted to
CZK 1,833 million or 2.2% of our total revenues.

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
to OSINEK, a. s., a wholly-owned subsidiary of the National Property Fund, and a
15% share in CEPS, a. s. to the Ministry of Labor and Social Affairs. After
netting the price we should pay for the REAS against the price that we should receive for CEPS, a.s., we are required to pay the National Property Fund approximately CZK 15.2 billion by mid-2006. As requested by the National
Property Fund, we accelerated the repayment and the last installment of CZK 3.7 billion will be repaid on June 30, 2004. See "Material Contracts" on page 60.

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

     o    We have to dispose of a majority share in one of the REAS in which we acquired majority shares. The Anti-Monopoly Office did not specify which REAS in particular we should sell, and therefore we can choose to sell any of Severoceska energetika, a.s., Severomoravska energetika, a.s., Vychodoceska energetika, a.s., Zapadoceska energetika, a.s., or Stredoceska energeticka, a.s. Our Board of
          Directors decided to sell Severoceska energetika, a.s.; and

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

We have already fulfilled our obligation in relation to our two minority interests by swapping our minority shareholding interests in Jihoceska energetika a.s. and Jihomoravska energetika, a.s. with E.ON Czech Holding AG
("E.ON") for minority interests in Zapadoceska energetika, a.s. and Vychodoceska energetika, a.s.

In 2003, we compulsorily bought out minorities in Stredoceska energeticka, a.s.,
Zapadoceska energetika, a.s., and Vychodoceska energetika, a.s., for CZK 4.5 billion.

As of March 2004 we have still to sell minority stakes in Prazska energetika,
a.s., CEPS, a.s., and a 51.0% stake in Severoceska energetika a.s. At the beginning of May 2004, we have announced a tender offer for sale of our minority stake in Prazska energetika, a.s. Currently, there are more than 20 participants in the tender offer and we expect the sale to take place by the end of year
2004. Also, we are considering our options regarding the sale of our minority interest in CEPS, a.s. and we expect to sell this minority interest also by the end of 2004. We are currently exploring possibilities for Severoceska energetika
a.s. to remain in our Company's group despite the original ruling of the Czech
Anti-Monopoly Office, such as an amendment to this ruling. We remain however committed to selling our stake in Severoceska energetika a.s. as required by the original ruling of the Czech Anti-Monopoly Office if we are unable to find a solution how to keep Severoceska energetika, a.s. as a part of our Company's group.

Exports, Imports and International Exchange of Power

In 2003, we only imported 1 GWh on behalf of the Czech grid operator CEPS, a.s.

In 2003, our revenues from electricity exports amounted to CZK 13.3 billion or approximately 16.7% of revenues from electricity sales. In 2003, we exported a total of 19,227 GWh. Our high-voltage transmission grid is inter-connected with the transmission grids of Germany, Poland, Austria and the Slovak Republic. We
exported electricity to or via all of above mentioned countries on the basis of both short and long-term contracts. We consider exports to be an important part of our revenues and we intend to seek further opportunities for expanding and diversifying our exports in the future. However, our export sales in 2003 set our record, and we do not expect such high export activities in future.

Sales of Power

CEZ sells most of the electricity it supplies (approximately 62 % of total revenues from electricity sales in 2003) to the eight REAS. In 2003 our direct sales of electric power to the regional distribution companies increased by
3,448 GWh in comparison with 2002, an increase of 11%. Our total sales in the domestic market increased by 2,848 GWh, an increase of 8%.

Changing Conditions in the Electricity Market.

In accordance with the Energy Act, starting from January 1, 2002, a gradual liberalization of the electricity market was initiated in the Czech Republic.
The electricity market is based on regulated access to the transmission grid and the distribution systems. The participants in the electricity market include power-generation companies, the operator of the power transmission grid, the market operator, the commodities exchange, traders, and end customers. On
January 1, 2003, the second group of end customers (customers with an annual consumption in excess of 9 GWh) obtained the status of eligible customers with the right of access to the transmission grid and the right to choose their supplier of electricity. Government regulated prices for electricity apply only to protected customers (those who are not yet able to choose their electricity supplier), to prices for the transmission and distribution of electricity, and to system-related prices (the prices of network monopolies).

We responded to these new conditions, under which the market for domestic power producers had been fully opened up and it became possible to secure power from foreign competitors, by selling electricity in a completely new and fundamentally different way. Under the brand name "Duhova energie" (Rainbow
Energy), we offered electricity in the domestic market in the form of standardized products similar to those being traded in the liberalized European markets. The structure of the offered products consists of "building blocks"
from which the customers can build the required supply regime. The structure of this offer makes it possible for all of the regional distribution companies to fully satisfy not only the requirements of the protected customers, to whom the law obligates them to supply electricity, but to also fully satisfy other requirements for delivery of electricity from us.

We have offered several "Duhova energie" products to the distribution companied on the domestic market. Approximately 90% of the domestic market sales targets for "Duhova energie" were achieved before the year 2003 started. In the course of 2003, we also used our available power production capacities for immediate sales of electricity on the Czech spot market that is organized by the
Electricity Market Operator (Operator trhu s elektrinou, a. s.) and for the sale of electricity on the basis of bilateral agreements that were concluded for such purpose. We were selling electricity on the Czech and Moravian Commodities
Exchange in Kladno as well.

Electricity exports represented an important component of our business activities, one which had an impact on the overall volume of electricity sold in
2003.

Ancillary Services.

In order to ensure system-related services, CEPS, a. s., the operator of the transmission grid, announces tenders for the purchase of ancillary services, and based on the results of such tenders concludes bilateral contracts with the providers of such services, and also organizes a short-term (daily) market for ancillary services. In 2003, a total of ten companies, including us, offered ancillary services. We successfully presented our bids for such tenders and also successfully engaged in trading in the short-term market for ancillary services.

Insurance Matters

We maintain several types of insurance against damage of our property and against our potential liabilities. These include property insurance of conventional power plants, property insurance of nuclear power plants, nuclear liability insurance, other liability insurance and other property insurance. Our insurance coverage complies with the Act No. 18/1997 Coll. (the "Nuclear Act")
and the Vienna Convention on Civil Liability for Nuclear Damage (the "Vienna
Convention") requirements in respect of responsibility for damage caused by a nuclear incident.

Our coal-fired plants and hydroelectric plants are covered by property insurance since June 1, 1997. In 2001, we extended the insurance policy for another three years. The policy covers any and all property of the power plants (except for land) duly kept in our accounts. In 2002, the covered risks were reduced to
"general natural hazards" and "machinery breakdown". As a result of developments in the international insurance and reinsurance markets, the premium has grown significantly over the past two years with the coverage being diminished at the same time. Currently, the maximum coverage under the policy is CZK 2 billion, and the deductible per event is CZK 50 million. Damages we suffered as a result of floods in August 2002 have had an unfavorable impact on the amount of premium. The floods damaged the majority of our hydro-electric power plants on the Vltava river and the coal-fired power plant in Melnik. Liquidation of these damages has been completed at the end of 2003; the amount of damages accepted and covered by the insurers was CZK 766 million.

Pursuant to the Nuclear Act and the Vienna Convention, we are obliged to arrange insurance of liability for nuclear damages caused by operation of nuclear power plants and liability for nuclear damages caused during the transport of fresh nuclear fuel. The Nuclear Act also stipulates limits of operators' liability for nuclear damages and the minimum limits of liability insurance. As regards liability for operation of a nuclear facility, the operator is liable for nuclear damages up to CZK 6 billion and must be insured at least for CZK 1.5 billion. As regards transport of fuel, the maximum liability is CZK 1.5 billion, and the operator must be insured at least for CZK 200 million. As a rule, liability insurance for nuclear damages is concluded separately for each site and transport of fuel with the Czech Nuclear Pool.

In accordance with the requirements of the Nuclear Act, we have concluded a nuclear third party liability policy for damages connected with the operation of the Dukovany and Temelin nuclear power plants covering damages up to CZK 1.5 billion, and insurance policies covering the nuclear third party liability up to
CZK 200 million for transport of nuclear fuel to the Dukovany and Temelin power plants.

We maintain insurance policies that cover all property of both Temelin and
Dukovany nuclear power plants. These insurance policies were concluded under different conditions of risk coverage, in particular with different limits of insurance proceeds and various deductibles. Property insurance policy for the
Dukovany nuclear power plant was concluded as of December 31, 1998 with the maximum coverage of CZK 3 billion, and the deductible per event CZK 80 million.
For Temelin, property insurance policy is effective from July 5, 2000, the maximum coverage is CZK 35 billion, and the deductible per event is CZK 180 million.

All insurance policies for Dukovany and Temelin nuclear power plants are maintained with the Czech nuclear pool, which is an association of about 10 major insurance companies in the Czech insurance market and which enjoys a monopoly on nuclear risk insurance. The leader of the Czech Nuclear Pool is
Ceska pojistovna, a.s. Through reinsurance, the Czech Nuclear Pool assigns the majority of risk to other approximately 20 national nuclear pools all over the world.

Apart from the above, we maintain other insurance policies, including directors and officers liability insurance to cover certain damage caused to the third parties by members of the Board of Directors, Supervisory Board and other management bodies of our Company and our subsidiaries (including in some cases subsidiaries in which we gave minority shares).

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

Effect of Czech Economy on Electricity Demand

Our revenues are sensitive to the performance of the Czech economy. Virtually all of our assets and operations are located in the Czech Republic and we derive most of our electricity revenues from domestic sales. The Czech Gross Domestic
Product ("GDP"), annual rate of inflation and demand for electricity has fluctuated as follows for the period from 1999 through 2003:

                               1999        2000       2001       2002     2003
                               ----        ----       ----       ----     ----
          GDP                  0.5%        3.3%       3.1%       2.0%     2.9%
          Inflation(1)         2.1%        3.9%       4.7%       1.8%     0.1%
          Electricity
          Demand              (2.6)%       2.8%       2.8%      (0.2)%    2.1%
          -------------

          (1)  As measured by the consumer price index reported by the Czech
               Statistical Office.

Electricity Demand

Electricity demand is the net consumption of the final consumer, which does not include transmission losses and self-consumption (including electricity used by pump storage facilities). In 2003, when GDP rose by 2.9%, industrial demand increased by 1.6%, residential demand by 2.7% and commercial demand by 3.3%.
Overall electricity demand increased in 2003 by 2.1%. Residential and consumer demand increased as a result of higher average temperatures in June and August
(by 3.8 degree Celsius) and lower average temperatures during first four months in 2003 (by 2.2 degree Celsius). Adjusted for the weather, the overall growth in electricity demand was 1.7%.

Inflation

The rate of inflation in the Czech Republic was 2.1% in 1999, 3.9% in 2000, 4.7%
in 2001, 1.8% in 2002 and 0.1% in 2003. Businesses, in general, are adversely affected by inflation because amounts retained after the payment of costs are inadequate to replace the productive assets consumed. Electricity companies in the Czech Republic in particular have been especially affected as a result of their capital intensive nature and regulation which limits capital recovery and prescribes installation or modification of facilities to comply with increasingly stringent environmental requirements. Because the accounting and the revenue establishment processes followed by our regulators limit the amount of depreciation expense to the original cost of utility plant investment, the resulting cash flows are inadequate to provide for replacement of that investment in future years or preserve the purchasing power of stockholders'
equity previously invested. Further, prices charged by us to the REAS have increased at a rate substantially lower than the rate of inflation. We are attempting to offset the adverse effects of inflation by reducing employee levels and by attempting to keep price increases with respect to fuel and other goods and services at levels less than the inflation rate.

A large portion of our debt is denominated in foreign currencies while substantial part of our revenues (approximately 75.8%) are in Czech crowns.
While we have hedged against currency fluctuations to a certain degree, the value of the Czech crown has an impact on our financial results. In the first quarter of 2004 the value of the Czech crown has decreased against the U.S.
dollar and remained at the same level against euro. We can give no assurance that this trend will not continue (with respect to U.S. dollar) or that it will not be reversed (with respect to Euro) and that such events will not affect our financial results adversely.

Czech National Property Fund

The Czech National Property Fund, a property holding agency of the Czech
Republic accountable to the Czech Parliament (the "Parliament"), owns approximately 67.6% of our outstanding voting shares. See "Major Shareholders and Related Party Transactions" on page 55. The NPF is headed by a presidium, members of which are appointed by the Chamber of Deputies, which is the lower chamber of the Parliament.

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

The NPF, as the majority shareholder of CEZ, nominates and elects two-thirds of the members of our Supervisory Board. Czech law requires that our employees elect one-third of the members of the Supervisory Board. Our Supervisory Board elects members to the Board of Directors. For a description of the powers and responsibilities of members of the Board of Supervisors and Board of Directors, see "Item 10. Additional Information" on page 57.

The NPF has historically appointed the Minister of Industry and Trade as a proxy to exercise its voting rights in respect of our shares held by the NPF.

The NPF is under the direct control of the government. The NPF owns property, including equity interests, transferred to it in accordance with privatization decisions. The NPF holds significant equity interests in certain of our subcontractors, including Czech coal suppliers and equipment contractors and suppliers for the Temelin nuclear power plant. Consequently, certain of our decisions and the decisions of our suppliers and contractors which are mandated by the NPF reflect Czech Republic government policy. We can give no assurance that these decisions will not adversely affect our business, prospects, financial condition or results of operations.

Primary Regulators

The primary regulators of the energy industry in the Czech Republic are the
Ministry of Industry and Trade, the State Energy Inspection, the Ministry of
Environment, the Czech Environmental Inspection, the Energy Regulatory Office
and the Nuclear Safety Authority. The Ministry of Industry and Trade and the
Energy Regulatory Office have the authority to grant and cancel authorization to engage in business in the energy industry and to issue regulations to implement certain provisions of Act No. 458/2000 Coll. (the "Energy Act"), effective as of
January 1, 2001. The Ministry of Industry and Trade also develops the energy policy for the Czech Republic and ensures that we comply with the Czech
Republic's obligations resulting from international agreements and treaties or obligations resulting from membership in international organizations. The State
Energy Inspection, which operates under the Ministry of Industry and Trade, is responsible for enforcing compliance with the Energy Act.

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

The Energy Act liberalized the Czech electricity market in a step-by-step fashion that can be summarized as follows (there was an amendment to the Energy
Act adopted on August 6, 2003 which slightly increased the pace of liberalization):

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

     o    starting January 1, 2004, if an electricity end user's delivery point is equipped by the continuous consumption meter, then such user may choose its electricity supplier (and prices) from all electricity license holders. Distribution companies are obliged to install such a metering devise if the end user reserves the maximum connection capacity 250 kW.

     o    starting January 1, 2005, all end users except households may choose electricity suppliers (and prices) from all electricity license holders.

     o    starting January 1, 2006, all end users may choose electricity suppliers (and prices) from all electricity license holders.

For further discussion of the changing conditions in the Czech electricity market, see "Sales of Power" on page 19.

Nuclear Act

On June 24, 1994, the Czech Republic became a party to the Vienna Convention on
Third Party Liabilities for Nuclear Damage. On the basis of the principles of the Vienna Convention, the government initiated, and Parliament enacted, the
Nuclear Act. The Nuclear Act came into force on July 1, 1997 and was amended in
January 2002 (with the majority of the amendments taking effect from July 1,
2002). In accordance with the Vienna Convention, the Nuclear Act determines that only the operator of a nuclear facility is liable for any damage caused by a nuclear accident and that the operator's liability for such damage is limited to
CZK 6 billion per accident. The Nuclear Act also prescribes that operators of nuclear facilities (such as our Company) are obligated to acquire insurance covering potential liabilities for nuclear damages in an amount of not less than
CZK 1.5 billion. The Dukovany power plant is fully insured in accordance with the Nuclear Act and the Vienna Convention. Insurance covering the Temelin plant in accordance with the Nuclear Act and Vienna Convention has been in effect since the date fuel was loaded in the Temelin reactors

The Nuclear Act requires the Ministry of Industry and Trade to establish the
Repository Authority (the Radioactive Waste Repository Authority), as the
central organizer and operator of facilities for the final disposal of spent fuel and other nuclear waste. The Repository Authority was established on June
1, 1997. The Nuclear Act provides that an owner of nuclear waste (such as our
Company) will remain responsible for all storage costs of nuclear waste, but that the Repository Authority will centrally organize, supervise and be responsible for all final disposal facilities and deposition of nuclear waste therein. The establishment and activities of the Repository Authority are financed through a special fund or "Nuclear Account" funded by the producers of nuclear waste. We contribute CZK 50 per each MWh produced in our nuclear power plant to the Nuclear Accout. Since October 1, 1997 we have made regular payments to the Nuclear Account based on the nuclear MWh generated. Since 1997 until the end of December 2003 we have paid CZK 4.7 billion to the Nuclear Account.

The Nuclear Act does not expressly indicate whether the Repository Authority will be liable for nuclear accidents involving nuclear waste under its supervision. The Nuclear Act, however, contains a provision to the effect that, subject to the conditions of the Nuclear Act, the Czech Republic shall guarantee the safe final disposal of nuclear waste.

Nuclear Safety Authority

Under Czech law, the Nuclear Safety Authority is responsible for state administration and supervision of utilization of nuclear energy and ionizing radiation. It shall carry out supervision of the nuclear safety, radiation protection, physical protection and emergency preparedness of nuclear installations. The Nuclear Safety Authority supervises compliance with relevant regulations and decrees and reviews our operating documents, safety reports regarding the operation of nuclear facilities, the quality of selected facilities, repair and maintenance and personnel training. The Nuclear Safety
Authority representatives (local inspectors) are permanently on site at Dukovany and Temelin to monitor the facility's performance and compliance with safety standards and operating procedures, and to make recommendations for improvements where appropriate. Safe operation at Dukovany and Temelin is controlled through approval by the Nuclear Safety Authority of various documentation (such as technical specifications, etc). Compliance with regulations and requirements set out in approved documentation is plant responsibility. The Nuclear Safety
Authority carries out its supervision through inspections. In 2003, there were
246 inspections at the Dukovany nuclear power plant and 96 inspections at the
Temelin nuclear power plant. In its Annual Reports on nuclear safety and protection against radiation presented to the government of the Czech Republic, the Nuclear Safety Authority has evaluated the operation of the Dukovany nuclear power plant as reliable and safe. Since their initial operation, the Dukovany and Temelin nuclear power plants continuously monitor (under supervision of
Nuclear Safety Authority) levels of radiation in the immediate vicinity of the plants. To date, results of monitoring in the ventilation outlets and in the drains of the plants have indicated that radiation levels remain below statutory limits and, in the majority of cases, considerably below these limits.

IAEA, WANO

The Czech Republic is a member of the International Atomic Energy Agency
("IAEA"), a United Nations inter-governmental agency. We are also a member of the World Association of Nuclear Operators ("WANO"), and, like other members of such organization, submit our nuclear power plant to periodic peer review by members of such association. A peer review mission carried out by WANO at the
Dukovany nuclear power plant in 1997 commended the power plant for a high level of operation. As it is practice for such peer reviews, we have implemented the recommendations of the WANO peer review mission. In 1999 a WANO peer review verified whether its recommendations had been implemented. Such inspection concluded that its recommendations were being implemented according to the recommended timetable. Similar WANO peer review mission is scheduled at Temelin plant for the end of 2004.

As a result of the Czech Republic's membership in the IAEA, the IAEA carried out an on-site IAEA assessment mission (ASSET mission) in October 1993 in order to evaluate the Dukovany nuclear power plant's operation with respect to failures, investigation thereof and remedial action in respect thereto. The IAEA mission commended Dukovany for a high level of operational safety, citing, among other things, a low occurrence of nuclear safety related incidents and the reduction of such incidents over the years immediately preceding the study. The next IAEA
OSART mission of the Dukovany power plant which was initially scheduled for 1999 was rescheduled for November 2001. In November 2001, Dukovany underwent an
Operational Safety Review Team (the "OSART") review. Dukovany received several
"recommendations" "suggestions", which in overall put the plant among well operated nuclear power plants. Based on the review, Dukovany prepared action plan and fulfils it. In October 2003, a follow-up OSART mission was held to review implementation of its earlier recommendations and stated excellent fulfillment of previous recommendations. In February 2001 Temelin underwent an
IAEA inspection (of the PRE OSART type), the results of which commended Temelin for its level of safety. As is usual with such inspections, the mission made recommendations regarding additional safety measures and suggested improvements which were already implemented. The main conclusions of the mission were positive (commitment of Temelin managers to improve operational safety and reliability, highly professional plant staff, plant material condition and housekeeping in accordance with good international practices). A follow up OSART mission took place at the end of 2003. The conclusions states that the OSART team was impressed with the actions taken in most areas to resolve the findings of the original mission. In November 2001, Temelin also underwent different IAEA review mission focused on resolution of safety issues recommended for implementation at VVER-1000 reactors. This mission concluded that most of the
IAEA recommendations have been fully implemented and a few improvements are in an advanced stage of implementation. The resolution of these improvements, however, should not preclude safer operation of the Temelin power plant. The
IAEA review also noted that in some areas Temelin exceeds generally applicable safety standards. In April 2002, a mission IPPAS (International Physical
Protection Advisory Service) performed final physical protection assessment of
Temelin. The final report evaluated well the physical protection of the nuclear plant and stated that the level of the protection is adequate to the current international standards. In March 2003, a Site Seismic Hazard Assessment mission took place in Temelin to perform final seismic hazards assessment. The final report of this mission did not contain any negative conclusions as to the seismic hazard at Temelin.

In 1991, IAEA and the Nuclear Energy Agency of the OECD introduced a seven-grade international nuclear events scale ("INES"), an internationally recognized standard used to inform the public of the safety significance of a nuclear event. Grades 5 to 7 mark accidents with a significant radiation exposure off-site, while grades 2 through 4 signify events with effects on the nuclear facilities only. Grade 1 means a deviation from normal operation and Grade 0 an incident not related to safety. According to this scale applied retrospectively, the Dukovany nuclear power plant has experienced since 1999 until the end of
2003 only 5 incidents assessed Grade 1 and no incident assessed Grade 2 or higher. The Temelin nuclear power plant has experienced throughout its lifetime
5 incidents assessed Grade 1 and no incident assessed Grade 2 or higher

To enhance the performance of and safety at the Temelin nuclear power plant, we introduced a large modification program in the period of construction and commissioning. Main improvements are the instrumentation and control system replacement and supply of nuclear fuel assemblies in accordance with new design.
Affiliates of the Westinghouse group were selected to supply this system. It is a requirement of the Nuclear Safety Authority and a contractual condition of the
Company that the components comply with the relevant licensing standards of their countries of origin as well as the standards applicable in the Czech
Republic. We believe that due to this modification program Temelin nuclear power plant has reached a technical level assuring compliance with not only existing
Czech law and IAEA safety recommendations, but also a level comparable with the standards and recommendations of the U.S. Nuclear Regulatory Commission. This
fact was confirmed by several international assessments.

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

European Union

In March 1998, Czech Republic launched negotiations with the European Union on becoming a member state of the European Union. The negotiations were successfully concluded on December 13, 2002 and on April 16, 2003 the Accession
Treaty was signed between the European Council and the Czech Republic. The treaty was subject to ratification by all member states of the European Union and all candidate countries. A referendum in the Czech Republic was held on June
13 and 14, 2003 and the citizens of the Czech Republic approved the accession of the Czech Republic to the European Union. After the completion of the ratification procedure, the Czech Republic acceded to the European Union on May
1, 2004. Even prior to this date, Czech Republic harmonized many of its laws and policies with those of the European Union. As the Czech Republic joined the
European Union, it can be expected that gradually more of our laws and governmental policies will be dependent on the laws and policies formulated on the European Union level. These laws and policies may in the future influence the way we conduct our business and the environment in which we conduct it. We can give no assurance that these laws and policies will not adversely affect our business, prospects, financial conditions or results of operations.

Organizational Structure

Subsidiaries

The following table sets forth an overview of our equity interests in other companies as of December 31, 2003:

                               Equity Interests of CEZ in Other Companies as of December 31, 2003

                                                    Country of              Registered                CEZ's
Company                                             Incorporation       Capital(1) CZK `000        Interest in %
-------                                             -------------       -------------------        -------------
Shareholdings over 50%:
CEZnet, a.s.                                         Czech Republic           770,000                100.00
HYDROCEZ, a.s.                                       Czech Republic           412,798                100.00
rpg Energiehandel GmbH                                      Germany            48,608                100.00
I & C Energo s.r.o.                                  Czech Republic            45,000                100.00
Energeticke opravny, a. s.                           Czech Republic            40,000                100.00
CEZ ENERGOSERVIS spol. s r.o.                        Czech Republic            18,000                100.00
CEZTel, a.s.                                         Czech Republic             1,000                100.00
CEZ FINANCE B.V.                                    The Netherlands               588                100.00
AB Michle s.r.o. (2)                                 Czech Republic           420,100                 99.99
Zapadoceska energetika, a.s.                         Czech Republic         1,605,615                 99.13
Vychodoceska energetika, a.s.                        Czech Republic         2,549,544                 98.83
Stredoceska energeticka a.s.                         Czech Republic         3,210,369                 97.72
OSC, a.s.                                            Czech Republic            13,900                 66.67
KOTOUC STRAMBERK, spol. s r.o. (2)                   Czech Republic           569,259                 64.87
Severomoravska energetika, a.s.                      Czech Republic         3,407,265                 59.08
Ustav jaderneho vyzkumu Rez a.s.                     Czech Republic           524,139                 52.46
LOMY MORINA spol. s r.o. (2)                         Czech Republic           333,000                 51.05
Severoceska energetika, a.s.                         Czech Republic         3,257,667                 51.00
SIGMA - ENERGO s.r.o.                                Czech Republic             4,014                 51.00
Shareholdings of 20% - 50%:
GAPROM, s.r.o. (3)                                   Czech Republic            12,000                 50.00
JVCD, a.s.                                           Czech Republic           100,000                 49.00
KNAUF POCERADY, spol. s r.o.                         Czech Republic           372,350                 40.00
Severoceske doly a.s.                                Czech Republic         9,000,055                 37.20
CEPS, a.s.                                           Czech Republic        13,034,685                 34.00
Prazska energetika, a.s.                             Czech Republic         3,869,443                 34.00
VLTAVOTYNSKA TEPLARENSKA a.s.                        Czech Republic            58,820                 34.00
ESE, s.r.o.                                          Czech Republic            10,000                 34.00
SKODA PRAHA a.s.                                     Czech Republic           557,524                 29.80
Coal Energy, a.s.                                    Czech Republic            50,000                 20.00
Other :
Jihomoravska energetika, a.s.                        Czech Republic         3,531,570                  1.71
_______________

(1)  This table sets forth the amount of the registered capital as indicated on the share registry as of December 31, 2003.
(2)  Our voting rights do not reflect our share on the registered capital (see note 7 to the Consolidated Financial Statements).
(3)  Currently in liquidation.

Property, Plants and Equipment

Coal-Fired Power Plants of CEZ, a. s.

In 2003, CEZ generated 34,044 GWh of electricity in its coal-fired power plants.
Each of its coal-fired power plants is located in the Czech Republic. CEz's coal-fired plants have a diversified age profile as indicated in the table below.

CEZ owns and operates the ten (10) coal-fired power plants in the following table:

                                                                     Installed
                                            Average Load             Capacity                  Start of
                                           Factor in 2003               (MW)                   Operations
                                           --------------            ---------                 ----------

Location
Prunerov I and II....................             58.2                 4 x 110                 1967-1968
                                                  68.9                 5 x 210                 1981-1982
Tusimice II..........................             70.2                 4 x 200                 1974-1975
Melnik II and III....................             52.7                 2 x 110                      1971
                                                  62.6                 1 x 500                      1981
Tisova I and II......................             56.2                  3 x 57                      1959
                                                                      1 x 12.8                      1960
                                                  70.8                 1 x 112                      1961
Hodonin..............................             34.6                  1 x 55                      1958
                                                                        1 x 50                      1954
Chvaletice...........................             45.9                 4 x 200                 1977-1978
Detmarovice(1).......................             29.6                 4 x 200                 1975-1976
Ledvice II...........................             73.5                 2 x 110                      1966
Ledvice III..........................             61.7                 1 x 110                      1968
Pocerady I and II....................             78.2                 5 x 200                 1970-1977
Porici(2)............................             46.4                  3 x 55                 1957-1958
Dvur Kralove(3)......................             21.4                 1 x 6.3                      1955
                                                                        1 x 12                      1963
                                                                     --------
Total installed capacity.............                                 6,524.1
                                                                    =========

______________

(1)  Uses hard coal as fuel.
(2)  Uses hard and lignite coal as fuel.
(3)  Primarily heat generating plant--included under the Porici power plant organizational unit.

We sold the Nachod heat generation plant in March 2003. We also intended to sell the Dvur Kralove heat generation plant but in the end we cancelled the tender process due to the low bid which we received. However, our management decided that the tender would be repeated.

Hydroelectric Power Plants of CEZ, a. s.

In 2003, CEZ generated 1,018 GWh of electricity in its hydroelectric plants. CEZ operates the twelve (12) hydroelectric power plants in the following table. Each of its hydroelectric power plants is located in the Czech Republic.

                                  Average Load          Installed              Type of             Start of
                                 Factor in 2003         Capacity                Plant             Operations
                                 --------------         ---------               -----             ----------
                                                           (MW)

Location
Vrane ........................      31.4                 2 x 6.94               Storage             1936
Stechovice 1 and 2............      12.4                2 x 11.25               Storage             1943
                                     1.3                   1 x 45          Pump Storage             1996
Slapy.........................      20.1                   3 x 48               Storage             1954
Lipno 1 and 2.................      13.1                   2 x 60               Storage             1959
                                                          1 x 1.5               Storage             1957
Orlik.........................       0.2                   4 x 91               Storage             1961
Kamyk.........................      17.3                   4 x 10               Storage             1961
Mohelno(1)....................       5.6                  1 x 1.2               Storage             1977
                                                         1 x 0.56               Storage             1999
Dalesice......................                          4 x 112.5          Pump Storage             1978
Hnevkovice....................      27.7                  2 x 4.8               Storage             1992
Korensko 1 and 2..............      24.7                  2 x 1.9               Storage             1992
                                    31.0                 1 x 0.94               Storage             2000

Zelina........................      30.6                2 x 0.315               Storage             1993
Dlouhe  Strane................       4.1                  2 x 325          Pump Storage             1996
                                    20.8                 1 x 0.16               Storage             2000
                                                         --------
   Total installed capacity...                           1,867.77
                                                         ========
______________

(1) We calculate the average load factor for Mohelno and Dalesice together as one unit.

We own the dams at the Dalesice, Mohelno, Dlouhe Strane and Zelina power plants and lease the other dams used at all of our hydroelectric power plants. The leased dams are owned by the Czech Republic and managed by Povodi Vltavy, a.s., a company whose sole shareholder is the Czech Republic. In 1995, we entered into agreements with Povodi Vltavy, a.s. to lease the dams. The agreements were concluded for an indefinite period of time and do not permit unilateral termination. The rent we pay is based on a cost model and is agreed upon annually for each succeeding year. In 2003, the rent for all dams amounted to approximately CZK 102 million.

Wind and Solar Power Generation by CEZ, a. s.

CEZ operates three (3) wind power plants with installed electricity generation capacity 1 x 220 kV, 1 x 315 kV and 1 x 630 kV in the locality of Mravenecnik near the Dlouhe Strane hydroelectric power plant. In 2003 this wind power plants generated 235 MWh of electricity.

One solar power plant was installed in October 2003 in the locality of the nuclear power plant Dukovany with installed electricity generation capacity 1 x
10 kV. This solar power plant was originally installed in the locality of
Mravenecnik.

Nuclear Power Plants of CEZ, a. s.

Each of our two nuclear power plants is located in the Czech Republic.

Dukovany. We own and operate a nuclear power plant at Dukovany, which has a total installed capacity of 1,760 MW and started operating between 1985 and
1987. In 2003, plant generated 13,755 GWh of electricity. From its initial operation to December 31, 2003, the Dukovany nuclear plant has generated approximately 224,396 GWh of electricity at an average load factor/year of
82.96%. In the years 1999 through 2003, the nuclear plant's average load factor was 86.6%, 87.9%, 88.2%, 86.3% and 89.2% respectively.

Temelin. We have presently in trial operation second nuclear power plant situated at Temelin. Unit 1 has been in trial operation since June 2002 and Unit
2 has been in trial operation since the second half of April 2003. In 2003, we generated 12,117 GWh of electricity at Temelin nuclear power plant. See "Capital
Investments - Nuclear Power Plants" on page 27 and "Nuclear Power Generation" on page 16.

Agreements regarding the construction of the Temelin power plant were concluded in 1986 with general contractors Skoda Praha, a.s. for the delivery of technology and Vodni stavby Bohemia, a.s. for the delivery of civil part of the plant. Both of these contracts were initially governed by the now repealed
Economic Code, a law dating back to 1964, under which the contractor had title to the plant until the contracted performance was rendered in full (i.e., until the delivery of the completed plant). In mid 1995, we renegotiated the agreement with Skoda Praha, a.s. to be based on the current Commercial Code, under which we acquire title and ownership to parts of the plant as they are constructed, and to update the scope of work and estimated cost of the plant. On April 18,
2004, Skoda Praha, a.s. delivered Unit 2.

Power Plants of Other Members of Our Consolidated Group

Our power plants are mainly owned and operated by CEZ and these power plants are discussed in the preceding sections. The following table shows power plants owned and operated by other members of our consolidated group:

Owner                              Location                       Installed             Start of
-----                              --------                       capacity (MW)        operations
                                                                  ------------         ----------

Fossil Plants
Energetika Vitkovice, a.s.         Ostrava - Vitkovice                 79                  1995
Total                                                                  79

Hydroelectric Plants
Severoceska energetika, a.s.       Strekov                            19.5                 1936
VCE - elektrarny, s. r.o.          Prelouc                            1.75                 1927
                                   Spalov                              2.4                 1926
                                   Hradec Kralove                     0.75                 1926
                                   Pracov                             9.75                 1953
                                   Jaromer                            0.104                1908
                                   Pastviny                             3                  1938
HYDROCEZ, a.s.                     Obristvi                           3.358                1995
                                   Les Kralovstvi                      1.2                 1923
                                   Predmerice nad Labem                2.1                 1953
                                   Pardubice                          1.96                 1978
                                   Spytihnev                           2.6                 1951
                                   Brno - Kninicky                     3.1                 1941
                                   Veseli nad Moravou                 0.27              1914, 1923
                                   Brno - Komin                       0.212                1923
Zapadoceska energetika, a.s.       Vydra                               6.4                 1939
                                   Hracholusky                        2.55                 1959
                                   Cenkova Pila                       0.09                 1912
                                   Cerne jezero                        1.5                 1930
Total                                                                  63
-----

Wind Power Plant
Vychodoceska energetika, a.s.      Novy Hradek                         1.6                 2002
Total                                                                  1.6
-----

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

Prior to June 1998 we owned the assets of the transmission grid. In June 1998, our shareholders' general meeting assigned our Board of Directors the task of transferring the transmission grid to an independent entity wholly owned by our company and to ensure that such entity commenced its operation by January 1,
1999. This requirement is in accord with a proposed energy policy of the Czech
Republic which anticipates, among other things, the opening of the electricity market and the segregation of the transmission grid from the generation and distribution of electricity in compliance with the EU 96/92/EC and 98/30/EC directives.

On August 20, 1998 we founded a new company, CEPS, a.s. which was subsequently incorporated on October 16, 1998 with a cash contribution of CZK 1 million. We gradually transferred the assets used for the transmission of electricity to
CEPS, a.s. in the course of 1999 and 2000. The initial registered capital of
CEPS, a.s. was valued at CZK 12.6 billion which includes investment of CZK 17.0 billion in assets minus an assumption of liabilities of CZK 4.4 billion. The second contribution of stated capital of CEPS, a.s. was valued at CZK 5.2 billion. CEPS, a.s. now independently owns and operates the transmission grid.

On March 11, 2002, the Czech government decided to purchase our 66% share in our transmission subsidiary CEPS, a. s. The transaction was closed on April 1, 2003 when we transferred a 51% share in CEPS, a. s. to OSINEK, a. s., a wholly-owned subsidiary of the National Property Fund, and a 15% share in CEPS, a. s. to the
Ministry of Labor and Social Affairs. Currently, as a result of these transfers, we own a 34% share in CEPS, a. s. which we are required to sell to the Czech government eventually. See "Transmission of Electricity" on page 18 and
"Material Contracts" on page 60.

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

Environmental Issues

Under Czech law, we are strictly liable for environmental damage that we cause to agricultural producers and forestry companies. Under Czech environmental laws, we are obligated to compensate parties for damage related to our business operations that pollute the environment (as defined in Czech environmental legislation). In 2003, we paid CZK 3.8 million in such damage compensation out of a total of CZK 27.8 million in damage claims. We are currently litigating environmental compensation claims in the amount of CZK 139.9 million. The reduction of emissions has been reflected in a reduction of damages for air pollution, but other damages for pollution of the environment together with indemnities claimed by legal entities and individuals managing forests and farmland represent a financial burden for us. We have accumulated a provision for future indemnity of damage caused by emissions amounting to CZK 200 million as of December 2003. We accumulate provisions every year based on the amount of expected damage payments for such year. We expect that damages claimed from us by third parties due to air pollution will gradually decrease as a result of the implementation of the program of decommissioning the pollution sources and installation of facilities with limited solid and gaseous emission levels.
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

The Clean Air Act empowers the Ministry of Environment to temporarily restrict emissions from, reduce output of or shut-down certain pollution sources (such as some of our coal-fired power plants) if overall air pollution levels are exceeded even if a given pollution source does not exceed applicable limits. In addition, the Clean Air Act empowers the Czech Environmental Inspection to order any pollution source exceeding pollution limits to be shut down. The Clean Air
Act requires the operators of pollution sources exceeding a certain size to pay fees into a special environmental fund, based on the level of emissions released into the environment, whether or not the emission limits for such company have been exceeded. In 2003, our expenses for this fund amounted to approximately CZK
124 million.

Water Pollution. We observe all water pollution limits set by government regulations and applicable water management decisions set by local authorities.
We are preparing, but have yet to implement, changes in our water management that will enable power plants to comply with anticipated limits to be put into effect after 2005. In 2003, we paid approximately CZK 15 million to the environmental fund.

Coal Waste Storage. We have prepared a project aimed at the collection of dry ash and desulfurization of end-products and their conversion into solids. This conversion reduces the negative impact of mines on the water table when such solids are deposited in landfills, open cast mines or disused shafts of existing mines. The new de-ashing technology used in the power plants allows us to process the ash and desulfurization end-products into a material with properties that will permit its deposition into existing mud pits without any further measures, or to use a portion of such waste as building material. We paid approximately CZK 403 million for the disposal of dry ash and desulfurization by-products, including costs for third party services, in 2003.

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

          o    preparation for next steps in the liberalization of the domestic and European energy market with the aim of increasing our share of the domestic electricity market and maintaining our dominant position in the provision of ancillary services to operators of the transmission grid;

          o    successful completion of the pilot operation of both units at the
               Temelin nuclear power plant;

          o    commencement of the modernization of the Dukovany nuclear power plant, together with its control center and preparation of the construction (extension) of the interim spent nuclear fuel storage facilities located at the nuclear plant sites; this process gradually started in April 2003;

          o    completion of our integration with REAS and establishment of new group structure; and

          o    evaluation of investment opportunities in the power sector so that we are able to respond flexibly to developments in demand.

Capital Investment Program Implementation Costs. From 2001 through 2003, we made investments totaling approximately CZK 50.1 billion as part of our capital investment program.

The following table sets forth a summary of our capital investments over the past three years (on a consolidated basis):

                                                                          Year ended December 31
                                                                            (in CZK millions)
                                                                              (consolidated)

                                                                        2001          2002            2003
                                                                        ----          ----            ----
Additions to tangible fixed assets..................................  14,275        10,025          11,794
   Out of which: purchase of nuclear fuel...........................   3,400         1,997           2,220
Additions to intangible fixed assets................................     401           339             880
Additions to financial investment...................................     642          (34)          12,997
Change in payables from fixed assets acquisitions...................       -            89         (1,729)
                                                                -------------------------------------------
          Total ....................................................  15,318        10,419          23,942
                                                                    =========   ===========    ============

The following table sets forth a summary of our capital investments (1) over the past three years (on a standalone basis for CEZ, a. s.):

                                                                        2001          2002            2003
                                                                        ----          ----            ----
                                                                                (CZK millions)
                                                                             (unconsolidated)(2)
Nuclear power plants:
     Temelin nuclear power plant construction.......................   4,959         2,693           1,732
     Dukovany nuclear power plant modernization.....................   1,324           691             865
     Central interim fuel repository................................      53            44             131
     Other..........................................................       4            52             106
                                                                -------------------------------------------

          Total nuclear power plants...............................    6,340         3,480           2,834
                                                                    =========   ===========    ============
Environmental improvement investments:
     Desulfurization.......................................                3            57              11
     Fluidized-bed boilers..........................                      11             -              20
     Other..........................................                     143             9               9
                                                                -------------------------------------------
          Total environmental investments...........                     157            66              40
                                                                -------------------------------------------
Waste management....................................                     407           463             356
Technical improvements..............................                     457           291             163
Heat supply.........................................                      41            30              26
Hydroelectric power plants..........................                     106             6             112
Other investments...................................                     593         1,487             652
          Total additions to plants, property and
           equipment................................                   8,101         5,823           4,183
                                                                -------------------------------------------
Purchase of nuclear fuel............................                   3,400         1,997           2,190
Capitalized interest(3).............................                   2,392         2,037             937
Change in payables from fixed assets acquisitions...                     494            92             182
                                                                -------------------------------------------
          Total ....................................                  14,387         9,949           7,492
                                                                    =========   ===========    ============

                                       33

______________

(1)  Excluding financial investments.
(2)  In order to allow comparison with previous years, this table only contains data for CEZ, a. s. on a standalone basis. The data contained in this table is not available on a consolidated basis for 2003 (see preceding table for data on capital investments which are available on a consolidated basis).
(3)  The amounts represent interest capitalized for IFRS purposes which are in addition to amounts capitalized under Czech accounting standards.

As of December 31, 2003, the total investment cost for the implementation of program of CEZ, a. s. from 2004 through 2008 is currently projected to be CZK
51.3 billion. This number does not include the expected acquisitions of subsidiaries and associates, which are estimated at CZK 43.6 billion for the same period.

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

Construction of Flue Gas Desulfurization Facilities. The construction of flue gas desulfurization units has been an important part of our environmental program. As of December 31, 2003, desulfurization units were in operation at five 200 MW units of the Pocerady power plant, four 110 MW units of the Prunerov
I power plant, five 210 MW units in the Prunerov II power plant, two 110 MW units of the Ledvice power plant, four 200 MW units of the Tusimice II power plant, four 200 MW units of the Chvaletice power plant, one 100 MW unit of the
Tisova power plant , four 200 MW units of the Detmarovice power plant, two 110
MW units of the Melnik II power plant and one 500 MW unit of the Melnik III power plant, accounting for a capacity of 5,930 MW out of our total coal-fired capacity of approximately 6,517 MW.

Construction of Fluidized-Bed Combustion Boilers. In addition to the construction of desulfurization facilities, we have replaced the existing boilers of certain smaller 55 MW and 100-110 MW units by modern boilers with the circulating fluidized-bed combustion technology, which reduces sulfur dioxide emissions by adding limestone during the combustion process. As of December 31,
2003, we completed the installation of two new fluidized-bed boilers with a capacity of 350 t/h at Tisova I, two boilers with a capacity of 170 t/h at the
Hodonin power plant, two boilers with a capacity of 250 t/h at the Porici power plant and one boiler with a capacity of 350 t/h at the Ledvice power plant. FBBs installed represent electric power capacity of 497 MW.

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

Nuclear Power Plants

Temelin Nuclear Power Plant. Our most important capital investment project in last years was the construction of a second nuclear power plant at Temelin in
South Bohemia. As of December 31, 2003, approximately CZK 97 billion had been invested in the Temelin nuclear power plant. For a discussion of some of the risks associated with Temelin, see "Risk Factors" on page 8.

The construction of the Temelin nuclear power plant commenced in 1986. According to the original project, the power plant was to have four Soviet designed units with a capacity of 1,000 MW each.

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

The contract with Skoda Praha, a.s. was revised and amended to reflect the increased costs and fuel loading dates on June 10, 1998. Since July 1999 the
Ministry of Industry and Trade, with the personal participation of Minister
Gregr (at that time the head of the Ministry of Industry and Trade), has conducted monthly reviews of the progress of the Temelin project focusing on the completion timetable, meeting the projected cost estimate and satisfying the conditions necessary for licensing the Temelin nuclear plant and bringing it into operation. Further, we performed hot tests of Unit 1 at the beginning of
April 2000 and conducted a general review of the control system. The budgeted investment cost to construct Temelin is currently CZK 98.6 billion and this amount is final. We may also incur other testing and adjustment costs but these costs will be accounted for as operational expenses. As a result of past experience, however, we cannot assure that further increases in costs will not occur. Further associated additional costs may arise, for example, from (i)
changes necessitated by tests performed during the trial operations of the power plant, and (iii) requirements of supervisory bodies. For example, while assembling the turbine for the secondary circuit for Temelin's Unit 1 we discovered certain technical problems that we have subsequently eliminated.
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

We have been improving the safety standards at the Dukovany power plant in accordance with the requirements of the Nuclear Safety Authority and in respect of further operation. In 2003, we spent approximately CZK 1.2 billion on all modifications. As part of our modernization program we have also been progressively implementing recommendations resulting from domestic and foreign technical audits, including recommendations by the International Atomic Energy
Agency, including, among others, introducing:

          o    a multi-function and full scope simulator;
          o    a main condenser tube exchange using titanium;
          o    emergency feedwater pumps;
          o    pump suction filters;
          o    bus switchboards; and
          o    vital power system reconstruction.

Additionally, we have implemented measures to improve the economy of operation and to extend the life of the main components of the production equipment including, among others, increasing the efficiency of the main condenser, improvement of the secondary circuit and up-rating the turbo-generator.

In 1996, a pre-feasibility study was started for a refurbishment of the instrumentation and control system (I&C) at the Dukovany power plant to improve its reliability and to prolong the plant operation. During the course of 1998, we continued to carry out work related to the development of this project and invited bids for the first stage of implementation in 1999. In September 2000, we signed an agreement with SKODA JS for the complete

refurbishment of the major parts of the I&C system at the Dukovany power plant.
The current project timetable anticipates an initiation of the refurbishment by
2002 and lasting until approximately 2010 with a budgeted cost of approximately
CZK 7 billion. Because this refurbishment is being implemented in the course of standard refueling outages, we do not expect any additional loss of energy production.

Nuclear Provisions. We are responsible for, and have established provisions for, decommissioning our nuclear power plants. The most recent decommissioning study commissioned by us and verified by the Nuclear Safety Authority in 2003 estimates costs for decommissioning of Dukovany nuclear power plant at CZK 16.4 billion at 2002 price levels (compared to a 1997 estimate of CZK 12.5 billion at
1996 price levels). A 1999 decommissioning study commissioned by us and verified by the Nuclear Safety Authority estimated that decommissioning of Temelin would cost approximately CZK 11.1 billion at 1998 price levels. An updated study is to be produced in 2004. Pursuant to the Nuclear Act, our provisions for the decommissioning of nuclear plants calculated in accordance with Czech accounting principles have been tax-deductible since October 1, 1997. We are required to contribute funds annually to a special escrow account to cover the future decommissioning costs. These funds are designated for decommission purposes and can be used only with the permission of the Repository Authority.

In addition, we have provided for the estimated costs to cover interim storage and the final disposal of spent fuel. The Nuclear Act provides that the Czech
Republic, through the Repository Authority, will be responsible for the final disposal of spent fuel and nuclear waste, and that we must pay certain contributions into the Nuclear Account. Our payments to the Nuclear Account amounted to approximately CZK 1,294 million in 2003. We are responsible for the interim storage of spent fuel.

We have recorded the provisions for decommissioning, interim and final spent fuel storage in accordance with International Financial Reporting Standards. For a detailed description of the accounting treatment of these provisions, see notes 2.22 and 14 to the consolidated financial statements included herein under
Item 18. For 2003 in respect of the nuclear provisions cited above, we charged to income CZK 1,680 million as a separate component of interest expense and CZK
113 million as fuel expense. In 2003, we charged CZK 1,399 million of current nuclear-related expenditures against our accumulated provision for nuclear decommissioning and fuel storage. In 2003, we revised the estimates of provisions for spent fuel storage and charged CZK 3,373 million to other operating expenses as a result. Based on revised the estimates of provisions for decommissioning and final fuel storage we added CZK 385 million to fixed asset and the provisions.

Item 5.   Operating and Financial Review and Prospects

In this section, we explain our general financial condition and the results of our operations. As you read the following discussion and analysis, you should refer to our Consolidated Financial Statements and the related notes thereto for fiscal years 2001 and 2002 and 2003 contained in Item 18 of this Annual Report.
We prepare our consolidated financial statements in accordance with
International Financial Reporting Standards which differ in certain respects from U.S. GAAP. See Note 29 to the consolidated financial statements, included elsewhere in this Annual Report for a discussion of the principal material differences between IFRS and U.S. GAAP as they relate to us which apply to our
Consolidated Financial Statements.

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

Operating Results

                                                                               Volume of Supplied Electricity
                                                                                           (GWh)
                                                                                    Year ended December 31,
                                                                            2001             2002            2003
                                                                            ----             ----            ----

Generated in-house (gross)                                                  52,162          54,118          61,399
Purchased from other producers                                               3,274           2,018          10,701
Purchase from (OTE *) - deviations                                               0             881           1,002
Purchase from OTE* - organized spot trading                                      0              19               7
Purchases to cover own consumption                                              17              18              21
Purchased outside the Czech Republic                                           688           1,338             919
Purchased from electricity distribution companies                                0               0              47
Purchased from traders                                                           0               0            3,235
                                                                       ---------------   -------------    -------------
Total                                                                         56,141          58,392          77,331
                                                                       ===============   =============    ============

                                                                                        Revenues
                                                                                     (CZK millions)
                                                                                  Year ended December 31,
                                                                                ---------------------------
                                                                      2001                2002                2003
                                                                      ----                ----                ----
Electricity revenues:
Sales to distribution companies                                        46,087               39,230             19,843
Sales to end customers through distribution grid                            -                    -             36,590
Sales to traders                                                            -                2,010              1,592
Exports of electricity                                                  7,524                9,565             12,664
Energy trading outside the Czech Republic                                   4                  578                632
Revenues capitalized during construction                                (922)              (1,373)                  -
Other domestic sales of electricity                                       607                2,928              3,893
Sales of ancillary services                                                 -                    -              4,334
                                                                  --------------     ----------------   ----------------
          Total electricity revenues                                   53,300               52,938             79,548

Heat revenues                                                           1,721                1,673              1,833
Other revenues                                                          1,034                  967              3,435
                                                                  --------------     ----------------   ----------------
                 Total operating revenues                              56,055               55,578             84,816
                                                                  ==============     ================   ================
*) Operator trhu s elektrinou, a. s. (Electricity Market Operator)

The structure of our revenues and costs was influenced by a major change in the structure of our consolidated group since April 2003. Since April 2003 five distribution companies (REAS) have been fully consolidated into our consolidated financial statements (among other relevant subsidiaries). On the other hand,
CEPS, a.s. was consolidated into our consolidated financial statements only for the first quarter of 2003. For more information on consolidation of the financial results see the Consolidated Financial Statements prepared in accordance with IFRS.

Revenues. In 2002, our total revenues were approximately CZK 55.6 billion, a decrease of 0.9% from 2001. This decrease of approximately CZK 0.5 billion was primarily the result of lower prices in the domestic market. In 2003, our total revenues were approximately CZK 84.8 billion, an increase of 52.6% from 2002.
This increase of approximately CZK 29.2 billion was primarily due to increase of sales to end customers through five distribution companies (REAS) amounted to
CZK 36.6 billion. On the other hand, the sales to distribution companies decreased by CZK 19.4 billion due to elimination of intercompany sales to the five newly acquired distribution companies in the period from April to December
2003. Exports of electricity increased by CZK 3.1 billion, from which CZK 2.8 billion relates to CEZ only. The sales of ancillary services in 2003 represent sales to CEPS, a.s. in the period from April to December 2003, i.e. after the sale of the majority stake in CEPS, a.s. on April 1, 2003. These sales have been eliminated in prior periods as intercompany transactions.

In 2002, our total revenues from electricity sold were approximately CZK 52.9 billion, a decrease of 0.7 % below the 2001 level, primarily as the result of lower prices in the domestic market, due to the "Duhova energie" offer. The decline in domestic revenues was partly compensated by higher exports. However, the results for 2001 are not directly comparable with those for 2002 due to substantial institutional changes that occurred in the domestic market in 2002.
In particular, the replacement of the simple model consisting of a "producer -
grid - distribution" by the new model "producer - organized market for electricity - trader - grid - distribution - eligible/protected customer" lead to the change in the structure of our customers. In 2003, our total revenues from electricity sold were approximately CZK 79.5 billion, an increase of 50.3%
above the 2002 level as the result of primarily to enlargement of our consolidated group. Electricity sold by our Company in the Czech Republic increased from 36.2 TWh in 2002 to 39.1 TWh in 2003 (by 7.9%), while exports increased to 18.7 TWh, an increase by 2.7 TWh (17.0%).

In 2002, our revenues from sales of heat were approximately CZK 1.7 billion, a decrease of 2.8 % from 2001. The amount of heat sold decreased by 7.2 % in 2002 from 2001 levels. The decrease of revenues from sales of heat in 2002 was primarily due to declining demand for heat by residential, business and industrial consumers and by the increased energy efficiency in the industrial sector. We also experienced higher than average temperatures in the Czech
Republic during 2002. In 2003, our revenues from sales of heat were approximately CZK 1.8 billion, an increase of 9.6% from 2002. The amount of heat sold increased by 14.6% in 2003 from 2002 levels. The increase of revenues from sales of heat in 2003 was primarily due to the enlargement of our consolidated group. However, the declining trend in heat demand seen in previous years continued, driven in particular by improvements in building insulation.

In 2002, other revenues amounted to approximately CZK 1.0 billion, a slight decrease in comparison with the level of 2001. In 2003, other revenues amounted to approximately CZK 3.4 billion, an increase of 255% above 2002. The year-on-year increase of CZK 2.5 million was caused by newly consolidated companies, which contributed CZK 2.6 billion to the increase.

                                                                                      Operating Expenses
                                                                                        (CZK millions)
                                                                                   Year ended December 31,
                                                                              2001           2002             2003
                                                                              ----           ----             ----
Fuel.......................................................                    13,220      12,894             14,307
Purchased power and related services.......................                     6,389       7,328             21,100
Repairs and maintenance....................................                     3,476       3,847              4,226
Depreciation and amortization..............................                     9,366      11,721             17,611
Salaries and wages.........................................                     3,946       3,854              7,994
Material and supplies......................................                     1,851       1,838              3,670
Other operating expenses...................................                     3,129       2,842              8,408
                                                                         ---------------  ------------    -------------
     Total operating expenses..............................                    41,377      44,324             77,316
                                                                         ===============  ============    =============

Operating Expenses. In 2002, our total operating expenses were approximately CZK
44.3 billion, an increase of 7.1% from 2001. In 2003, our total operating expenses were approximately CZK 77.3 billion, an increase of 74.4% from 2002.
The year-on year increase of CZK 33.0 billion was primarily the result of the enlargement of our consolidated group.

In 2002, the cost of fuel consumption was approximately CZK 12.9 billion, a decrease of 2.5% from 2001 mainly due to the lower production of electricity from fossil power plants and higher production from nuclear power plants. In
2003, the cost of fuel consumption was approximately CZK 14.3 billion, an increase of 11.0% from 2002 due to increased electricity production (mainly in nuclear power plants).

In 2002, our purchase of power and related services amounted to approximately
CZK 7.3 billion, an increase of 14.7% from 2001 mainly due to higher purchases of ancillary services by CEPS, a.s. from outside suppliers other than CEZ. In
2003, our purchase of power and related services amounted to approximately CZK
21.1 billion, an increase of 187.9% from 2002 was mainly due to the enlargement of our consolidated group, in opposite the purchases of power and related services by previously consolidated companies decreased by CZK 1.9 billion.

In 2002, costs for repairs and maintenance amounted to approximately CZK 3.8 billion, an increase of 10.7% from 2001. The increase of approximately CZK 0.3 billion is attributable to CEZ, and the remaining increase of approximately CZK
0.1 billion is attributable to CEPS, a.s. due to a higher volume of repairs and maintenance in 2002 in comparison with 2001. In 2003, costs for repairs and maintenance amounted to approximately CZK 4.2 billion, an increase of 9.9% from
2002 primarily due to the enlargement of our consolidated group.

In 2002, depreciation and amortization expenses amounted to approximately CZK
11.7 billion an increase of 25.1% from 2001 due to commencement of use of our investments, particularly of Unit 1 of the Temelin nuclear power plant. In 2003, depreciation and amortization expenses amounted to approximately CZK 17.6 billion an increase of 50.3% from 2002 primarily due to both enlargement of our consolidated group (CZK 3.3 billion) and commissioning of the second unit of the
Temelin nuclear power plant in 2003. The depreciation and amortization of
Temelin increased the total sum of this item by CZK 2.8 billion.

In 2002, salaries and wages expenses were CZK 3.9 billion, a decrease of 2.3%
from 2001 due to reduction in the number of our employees. In 2003, salaries and wages expenses were CZK 8.0 billion, an increase of 107% from 2002. The whole increase of salaries and wages expenses is attributable to the newly consolidated companies

In 2002, our materials and supplies expenses were approximately CZK 1.8 billion, a decrease of 0.7% from 2001. In 2003, our materials and supplies expenses were approximately CZK 3.7 billion, an increase of 99.7% from 2002. There was only insignificant increase of materials and supplies expense related to previously consolidated companies.

In 2002, our other operating expenses which include environmental charges and claims and purchased services, among other things, were approximately CZK 2.8 billion, a decrease of 9.2% from 2001. This decrease was mainly due to lower cost of purchased services. In 2003, our other operating expenses were approximately CZK 8.4 billion an increase of 195.8% from 2002. This increase was mainly due to change in the nuclear provisions by CZK 3.5 billion (caused by a change in the timing of the estimated cash flows as well as by the total estimated costs) and change in provisions and valuation allowances of CZK 2 billion.

Income before Other Expense (Income) and Income Taxes. In 2002, our income before other expense (income) and income taxes amounted to approximately CZK
11.3 billion, a decrease of 23.3% from 2001. The decrease of approximately CZK
3.4 billion was a result of a decrease in operating revenues by CZK 0.5 billion accompanied by an increase in operating expenses by CZK 2.9 billion. In 2003, our income before other expense (income) and income taxes amounted to approximately CZK 7.5 billion, a decrease of 33.4% from 2002. The decrease of approximately CZK 3.8 billion was a result of an increase in operating expenses by CZK 33.0 billion accompanied by an increase in revenues by CZK 29.2 billion.
Large increases in both expenses and revenues are due to the enlargement of our consolidated group. The increase in operating expenses was further influenced by nuclear power station changes, i.e. the introduction of both units of the
Temelin nuclear power plant into trial operation (increase in depreciation by
CZK 2.8 billion) or the extension of the useful life of nuclear power plants from 30 to 40 years. As a result of this step, taking into account the updated estimate of the amount and timing of expenses connected with the decommissioning of nuclear facilities, additions to nuclear reserves increased by CZK 3.5 billion.

Other Expense (Income). In 2002, other expenses/income (net), which include interest on debt, net of capitalized interest, interest on nuclear provisions, interest income, foreign exchange rate losses/gains, other expenses, and income from our associate, amounted to approximately CZK -0.5 billion. In 2003, other expense/income (net) amounted to approximately CZK 0.8 billion. The deterioration compared to 2002 is mainly due to higher interest expense, which now includes also the previously capitalized part, and due to lower foreign currency exchange gains by CZK 1.4 billion. An increase in income from associates (by CZK 0.6 billion, i.e. by 114%) and a decrease in other financial expenses, also by CZK 0.6 billion, had a positive impact on the other expenses
(income).

Income Taxes. In 2002, income taxes amounted to approximately CZK 3.4 billion, a decrease of 19.0% from 2001. This decrease was primarily a result of our decreased tax basis due to investment tax relief on technological property, in particular Unit 1 of the Temelin nuclear power plant. In 2003, income taxes amounted to approximately CZK 208 million, a decrease of 93.8% from 2002. This decrease was primarily a result of a decrease in income before income tax, and a decrease in the deferred tax liability in connection with the change of income tax rate starting in 2004. Our effective corporate income tax rate in 2001, 2002 and 2003 was 31%, 29%, and 3% respectively.

Net Income. In 2002, net income amounted to approximately CZK 8.4 billion, a decrease of 7.7% (CZK 0.7 billion) from 2001. This deterioration was due to lower operating profit by CZK 3.4 billion, lower other expenses by CZK 1.9 billion and lower income taxes by CZK 0.8 billion. In 2003, net income amounted to approximately CZK 5.9 billion, a decrease of 29.6% (CZK 2.5 billion) from
2002. This deterioration was mainly due to lower operating profit by CZK 3.8 billion, higher other expenses (by CZK 1.4 billion) and due to decreasing impact of newly reported minority interests (by CZK 0.5 billion).

Earnings per common share were, CZK 15.4, CZK 14.3, and CZK 10.0 in fiscal years
2001, 2002 and 2003 respectively, representing a decrease of 7.1% in 2002 and a decrease of 30.1% in 2003.

Inflation

The rates of inflation on an annual average basis in the Czech Republic during
2001, 2002 and 2003 were 4.7%, 1.8%, and 0.1% respectively. The effects of inflation on our operations have not been significant in recent years.

For a discussion of the impact of currency fluctuations on our business and hedging or other mechanisms that we use, see "Item 11. Quantitative and
Qualitative Disclosures about Market Risk" on page 66.

For a discussion on government economic, fiscal, monetary and political policies or factors that have or could materially affect our operations, see "Risk
Factors" on page 8 and "Economic, Fiscal, Monetary or Political Policies or
Factors Which Impact Our Business" on page 21.

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

In 2002, our capital investments totaled approximately CZK 10.4 billion, 33.7%
less than in 2001. In 2003, our capital investments, including financial investments without acquisition of companies which are a part of our consolidated group totaled approximately CZK 23.9 billion, 129.8% more than in
2002.

Financing Obligations

The following table presents our principal long-term financing obligations as at
December 31, 2003:

                                                                Payments Due By Period
                                        ------------------------------------------------------------------
                                                                        (in CZK millions)
                                                     Less than 1                                  After 5
                                         Total          year         1-3 years      4-5 years      years
                                        ------       -----------     ---------      ---------     --------
Long-term debt                          36,656          5,691         19,172           7,360        4,433
                                        ------       -----------     ---------      ---------     --------
   Total                                36,656          5,691         19,172           7,360        4,433
                                        ======       ===========     =========      =========     ========

We do not have significant obligations resulting from capital and operating lease contracts.

The following table summarizes our estimated capital expenditures (for CEZ, a.
s. only on a standalone basis), including uncommitted amounts, for the next five years (in CZK billions):

                                                          Expected Capital Expenditures By Period
                                                 ------------------------------------------------------------
                                                                      (in CZK billions)
                                       Total         2004        2005         2006        2007        2008
                                       -----       --------     -------      -------     -------     -------
Capital expenditures                   51.3          9.5         10.7         10.6        10.6         9.9
                                       =====       ========     =======      =======     =======     =======

These figures do not include the expected acquisitions of subsidiaries and associates, which are estimated at CZK 43.6 billions in the period 2004 through
2008. The construction programs are subject to periodic reviews and actual construction may vary from the above estimates.

Sources of Financing

The financing of our capital investment program is obtained from cash flows from operating activities and financing. The primary sources of financing available to us consist of the following:

          o    cash flow from operating activities;
          o    financing from banks; and

          o    the issuance of bonds.

Cash Flow and Liquidity

Net cash generated from our operating activities provides us with a significant source of liquidity. Our operating activities generated net cash of approximately CZK 22.2 billion in fiscal 2001, approximately CZK 19.0 billion in fiscal 2002, and approximately CZK 35.8 billion in fiscal year 2003. The most important factors here were the adjustment of income before income tax for non-cash transaction, primarily the CZK 5.9 billion increase in depreciation and amortization and the CZK 3 billion increase in the balance of nuclear provisions. Further, operating cash flow was increased year-on-year by a CZK 5.7 billion change in the balance of current assets and liabilities and a CZK 3.4 billion decline in corporate income taxes paid. In 2001, 2002, and 2003, we generated 100% of our capital investment needs from operations.

At year end 2002, our net receivables amounted to approximately CZK 4.0 billion, an approximately CZK 0.2 billion (5.6%) increase against the level at the end of
2001. At year end 2002, the largest portion of our receivables were from the
REAS, in the amount of CZK 1.3 billion, and from our exports, in the amount CZK
0.8 billion. At year end 2003, our net receivables amounted to approximately CZK
7.1 billion, an approximately CZK 3.1 billion (74.8%) increase against the level at the end of 2002. At year end 2003, the largest portion of our receivables in the amount of CZK 3.6 billion was associated with the five REAS (including their affiliated entities) which are part of our consolidated group, and the second largest portion in the amount of CZK 3.2 was associated directly with CEZ.

Our cash balances increased from approximately CZK 2.3 billion at year end 2001 to approximately CZK 4.2 billion at year end 2002. In 2003, our cash balances decreased to approximately CZK 4.0 billion at year end 2003. Cash balances can fluctuate substantially on the basis of the timing of borrowings and repayments of debt.

Our total consolidated long-term debt (including current portion) decreased by
17.1% (approximately CZK 8.2 billion) during 2002 and totaled approximately CZK
40.0 billion at year end 2002. Total debt from bonds issued decreased by CZK 0.9 billion. Long-term bank loans and other loans (including current portion)
decreased by approximately CZK 7.3 billion. Our total consolidated long-term debt (including current portion) decreased by 8.3% (approximately CZK 3.3 billion) during 2003 and totaled approximately CZK 36.7 billion at year end
2003. Total debt from bonds issued increased by CZK 1.1 billion mainly due to addition of domestic bond of Severomoravska energetika, a.s. Long-term bank loans and other loans (including current portion) decreased by approximately CZK
4.4 billion.

We had no short term loans at year-end 2002. Long-term debt due within one year decreased from approximately CZK 5.1 billion to approximately CZK 4.2 billion
(or by 17.4%) primarily due to repayment of the loans or part of the loans. We had CZK 2.3 billion short-term loans at the end of 2003. Current portion of long-term debt increased to approximately CZK 5.7 billion (or by 34.4%)
primarily due to expected repayment of domestic bonds.

Loans and Bonds

The following table shows our outstanding long-term indebtedness as at December
31, 2003:

                                                                                 Indebtedness
                                                                                     as of
                                                                   Facility      December, 31,
Creditor                           Interest Rate    Currency         Amount          2003(1)          Maturity
--------                           -------------    --------       - ------          -----            --------
                                                                   (millions)    (CZK millions)

Bank Austria AG                    fixed              EUR               20                  113           2005
Citibank International             floating           USD              317                2,660      2007-2008
Ceska sporitelna                   fixed              CZK               50                   40           2007
Ceska sporitelna                   fixed              CZK              360                   43           2006
CSOB                               fixed              EUR               35                   43           2004
CSOB                               fixed              CZK              169                  144           2007
CSOB                               fixed              CZK              100                   25           2004
Deutsche Bank                      floating           CZK              250                  257           2004
Erste Bank AG                      fixed/floating     EUR               20                  172      2004-2006
European Investment Bank           fixed              USD               55                1,085           2013
European Investment Bank           fixed              EUR               44                1,117           2013
European Investment Bank           floating           CZK            3,441                2,647      2012-2013
Fortis Bank                        floating           USD               55                  616      2008-2009
HVB Bank                           fixed              CZK            261.5                  267           2004
IBRD                               floating           USD              246                1,709           2007

ING Bank                           floating           EUR               27                  152           2005
ING Bank                           fixed              CZK               48                    2           2005
Komercni banka                     fixed              CZK              300                  171           2006
Komercni banka                     fixed              CZK               30                   30           2004
Komercni banka                     fixed              CZK               71                   28           2007
Nordic Investment Bank             floating           USD               50                1,283           2007
Zivnostenska banka                 fixed              CZK               51                    3           2005

------------------------------- -- --------------- ----------- --- ---------- -- ---------------- -- -----------

Total                                                                                    12,607
                                                                                 ----------------

Amount payable by December 31, 2004                                                       2,691

Balance                                                                                   9,916
                                                                                 ================
--------------

(1)  Amounts have been translated into CZK at the CNB Exchange Rate at December
     31, 2003.

The following table shows our outstanding bonds as at December 31, 2003:

    Maturity           Interest Rate       Original Nominal Value   Indebtedness      Pre-payment        Issue Date
    --------           -------------       ----------------------   -------------     -----------        ----------
                                                                   as of December
                                                                   --------------
                                                                      31, 2003
                                                (millions)       (CZK millions)

     2014                     9.22 %             CZK 2,500            2,494              -                1999
     2009          9.22%, zero coupon(1)        CZK 4,500            3,057              -                1999
     2007                    7.125 %             USD 200(2)           4,545              -                1997
     2006                    7.250 %               EUR 200            6,467              -                1999
     2004                    8.750 %             CZK 3,000            3,000              -                1999
     2008                    3.350 %             CZK 3,000            2,987              -                2003
     2005             6M PRIBOR+0.4%             CZK 1,000            1,000              -                1998
     2005             6M PRIBOR+1.3%             CZK   500              500              -                2000
----------------- ------------------------ ----------------------- ---------------- ----------------- -----------------
    Total                                                            24,050
                                                                   ================

_____________
(1)  We realized proceeds of CZK 1,863 million on this zero coupon bond.
(2)  Open-market purchase by us in the amount of USD 22 million.

On June 8, 2004 CEZ Finance B.V. issued EUR 400 million 4 5/8% guaranteed notes due 2011. These notes are unconditionally and irrevocably guaranteed by CEZ.

On March 3, 1999, we began a CZK 5.0 billion domestic commercial paper program with a consortium of banks to cover short-term financing differences of cash inflows and outflows. On April 19, 2000, the domestic commercial program was extended up to CZK 9.0 billion. Out of this total sum CZK 3.0 billion are committed. Six banks are participating in the commercial paper program now. Our outstanding indebtedness under this program was CZK 2.0 billion as of December
31, 2003. The interest rates on indebtedness under this program range from the
Prague inter-bank offering rate ("PRIBOR") to PRIBOR plus 0.20%, each 0.01%
being a basis point ("b.p.").

Also, we have several committed short-term credit lines (CZK 3 billion) and several uncommitted. For the preceding three months (March, April and May 2004)
we have not utilized neither commercial paper program nor short-term lines.

On May 30, 2000, we entered into a syndicated multi-currency EUR 85 million guarantee facility in favor of the European Investment Bank due 2013. Our outstanding indebtedness under this credit facility as of December 31, 2003 was
CZK 2.4 billion at a floating interest rate of PRIBOR minus 5 b.p.

On October 20, 1999, CEZ Finance B.V., a wholly owned subsidiary of CEZ organized under the laws of The Netherlands and acting as a financing vehicle for CEZ, issued EUR 200 million 7.25 percent Guaranteed Notes due 2006. These notes are unconditionally and irrevocably guaranteed by CEZ.

On January 27, 1999, we exercised a call option for CZK 4.0 billion 14.375%
bonds. We repaid the bonds using a portion of proceeds from two bond issues in aggregate amount of CZK 7 billion, an issue of CZK 4.5 billion domestic discounted bonds (with a zero coupon so that immediate funds due 2009 were obtained in an amount of

CZK 1.9 billion), as well as an issue of CZK 2.5 billion domestic 9.22%(1) bonds due 2014. On June 7, 1999 we issued CZK 3.0 billion domestic 8.75% bonds due
2004 and the proceeds were used to exercise the call option for CZK 3.0 billion
10.9% bonds. On June 6, 2000 we exercised a call option for CZK 4.0 billion
11.3% bonds. On June 27, 2003 we exercised a call option for CZK 3.0 billion 11
1/16% bonds. We repaid these bonds using proceeds from new CZK 3.0 billion domestic 3.35% bonds due 2008 issued on June 23, 2003. On June 7, 2004 we repaid our domestic 8.75% bonds due on 2004.

(1) In 2006 these bonds will bear interest at a variable interest rate defined as CPI + 4.2%.

On November 11, 1998, we entered into a syndicated credit facility agreement for an aggregate amount of DEM 280 million with a consortium of thirteen banks with
Sumitomo Bank Limited being the Facility Agent. For DEM portion of this facility we pay interest of LIBOR plus 50 b.p. and for the CZK portion, PRIBOR plus 50
b.p. The last installment of this facility was paid on November 11, 2003.

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

On December 3, 1996, we entered into two syndicated credit facility agreements to secure financial resources for the completion of the Temelin nuclear power plant. The first facility, arranged by Citibank, is for USD 317 million and is guaranteed by the Export-Import Bank of the United States and by the Czech
Republic. In 2000 we drew down a total of approximately USD 92 million from this facility to pay Westinghouse for the delivery of the information and control systems for Unit I and II of Temelin. In 2001, we had expected to make additional draw downs from this facility of approximately USD 61 million, of which we anticipated that approximately USD 32 million would be drawn down for the information and control system of Unit 2 and approximately USD 29 million for nuclear fuel. However, due to our financial position in 2001 we decided to cancel the undisbursed balance of the loan, or USD 61 million. In 2003, we made principal payments on this facility of approximately USD 23.8 million. The interest rate on this loan is LIBOR plus 30 b.p. The second facility, arranged by Generale Bank (now operating under the name Fortis Bank), is for USD 55 million and guaranteed by the Belgium Office of National du Ducroire and by the
Czech Republic. In 2002, we drew down approximately USD 0.6 million for the information and control system. As at December 31, 2003 approximately USD 4.7 million of the principal had been paid and no amount remained to be drawn down under this facility as we cancelled the undisbursed balance of the loan. The interest rate on this loan is LIBOR plus 50 b.p. In consideration for the Czech
Republic guarantees of these two credit facility agreements, we have agreed to pledge to the Czech Republic (i) certain of our receivables from one of the
REAS, within 30 days of demand by the Czech Republic under the applicable guarantee and (ii) the buildings (cooling towers) at the Temelin nuclear power plant, upon transfer of title thereto to us (after completion of construction thereof).

On July 17, 1992, we entered into a multi-currency loan agreement with the
International Bank for Reconstruction and Development for an amount equal to USD
246 million. We currently have EUR and USD portions outstanding with applicable interest rates of EUR London inter-bank offering rate ("LIBOR") plus 50 b.p. and
World Bank variable rate plus 50 b.p., respectively. On December 31, 2003 our outstanding indebtedness under this multi-currency loan agreement consisted of
(i) a EUR portion of approximately EUR 8.7 million with an applicable interest rate of 2.35% and (ii) a USD portion of approximately USD 55.6 million with an applicable interest rate of 5.33%. This agreement contains several financial covenants relating to, among other things, interest coverage and revenues/expense ratio. This revenue/expense ratio requires us to maintain operating costs at a level no higher than 60% of our operating revenues and to furnish on a semi-annual basis to the International Bank for Reconstruction and
Development forecasts for the next following year in respect of whether we expect to comply with the ratio. In the past our operating cost to operating revenue ratio has neared the 60% level. With the aim of avoiding a breach of this contract we successfully requested the International Bank for
Reconstruction and Development to waive this revenue/expense ratio requirement for 1999 and 2000. In 2001 and 2002 we met all of the financial covenants on this loan. In 2003, we also met all of the financial covenants on this loan.

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

Certain of our loans and the terms and conditions of guarantees issued by us include covenants that require us to be controlled by the Czech Republic. As part of the anticipated sale of CEZ, a. s., we plan to negotiate amendments to these covenants to allow the sale of CEZ, a. s. by the National Property Fund.
As indicated above, certain of our loans required the proceeds to be used for the construction of Temelin or the refurbishment of some of our coal power plants to meet new environmental laws. In each case, we have used the proceeds in accordance with the restrictions on use as provided in such loans.

We hold cash and cash equivalents in EUR, USD and CZK.

For 2003 we hedged against foreign currency exchange rate fluctuations affecting our expenses of operations by using FX option strategy (zero cost premium). We believe this is the most effective strategy in situations where it is not possible to accurately predict the amount and maturity of expenses. We also executed several IR swaps to switch part of our floating rate liabilities into fixed rate using the situation of historically low Czech interest rates. For more information on hedging activities, see notes 2.19 and 12 to the
Consolidated Financial Statements included herein.

Material Commitments for Capital Expenditures

Our existing fixed material commitments for capital expenditures for the last financial year and from January 1, 2004 relate to the construction of Temelin and the commencement of the modernization of the Dukovany nuclear power plant, together with its control center. See "Property, Plants and Equipment" on page
27 for a full discussion of capital expenditures related to Temelin. Further capital expenditures related to the purchase of REAS as described in Material
Contracts on page 60

Research and Development

We currently do not run any material research and development programs.

Trend Information

In 2003 the Czech Republic saw another phase of progressive market opening to final customers, with approximately 375 customers with a total consumption of about 16 TWh being able to select their respective suppliers. The REAS, as the regional electricity seller to final customers, refrained from purchasing electricity imports, as was the case in 2002, and purchased a major portion of their requirements from CEZ. The key event was the commissioning of the Temelin power plant, bringing about an increased option to make use of the business opportunity that presented itself in the market. Also related to these developments is the achievement of the historically largest quantity of electricity exports from the Czech Republic, which the first half-year development suggests will not be repeated.

As a consequence of the liberalization of the energy market in the Czech
Republic, we have seen a decrease in the profitability on energy sold as the
Czech energy market has faced competition from energy imports. This trend has been exacerbated by the lack of free competition and non-reciprocal rules applicable for the export of electricity from the Czech Republic to neighboring countries (as opposed to the import of electricity to the Czech Republic). As a consequence, fees imposed in neighboring countries on our exported electricity result in an energy price that is higher than prices for electricity imports from such countries to the Czech Republic. The REAS have reacted to this imbalance by purchasing imported cheaper electricity. This has required us to respond by lowering our energy prices and decreasing our profitability. In 2003, for example, we have sold electricity to the REAS at lower prices than for the similar period in 2002 in an effort to improve our competitive position and improve market share. If this trend continues, we may respond by temporarily reducing our production of electricity.

In July 4, 2003 we acquired from E.ON its minority interests in Zapadoceska energetika, a.s. and Vychodoceska energetika, a.s. in exchange for our minority interests in Jihoceska energetika, a.s and Jihomoravska energetika, a.s. The deal reached with E.ON also includes a put option for E.ON and a call option for us on E.ON's shares in Severoceska energetika, a.s and Severomoravska energetika, a.s. These options can be exercised during 2004. The options, if exercised, would increase our stake in Severoceska energetika, a.s. by 5.93% to
56.93% and our stake in Severomoravska energetika, a.s. by 30.28% to 89.36%, and we would be required to pay the purchase price stipulated in the contract with
E.ON. If the options are exercised, we intend to finance the purchase price using our internal sources and existing short term funds. If our stake in
Severomoravska energetika, a.s. increases to 89.36%, we will be required to make a mandatory tender offer to the minority shareholders of Severomoravska energetika, a.s. which we intend to finance from our internal sources.

In July 2003, we entered a tender process organized by the National Property
Fund of the Slovak Republic for the selection of the purchaser of its 66%
interest in Slovenske elektrarne, a.s. In November 2003, the deadline for submission of applications to the tender process expired. We expressed our interest in inclusion of all types of energy generation facilities (including nuclear power plants) into the offered stake. By July 21, 2004, binding bids are expected to be submitted and the final decision on the winner of the tender process is expected to be made later in 2004, though the acquisition will likely not be completed by end of 2004. If we win the tender process (and we assess our chances of winning as being fair), we expect that the acquisition of the privatized stake and the integration of Slovenske elektrarne, a.s. into our group may have an impact on our business, prospects and financial conditions.
Though this impact may be negative in short term, we will only proceed with the acquisition if we believe that eventually the acquisition will be to our benefit. Our willingness to proceed with the acquisition and the approximate value of the stake will mostly depend on the extent to which certain assets and liabilities of Slovenske elektrarne, a.s. will be excluded from the assets of
Slovenske elektrarne, a.s. prior to its acquisition and on the approach how the existing nuclear risks will be treated. We intend to finance our potential payment obligations partially using our internal sources and partially using outside debt financing.

In December 2003 we submitted the "Documents on Qualification" to the
Privatization Agency of the Bulgarian Republic as part of a tender process regarding three privatization packages which cover a total of seven Bulgarian distribution companies. The final bids should be submitted by July 9, 2004.
Currently, there are 5 participants in the tender process. The final decision on the winner of the tender process may be expected to be made approximately by the end of this year. If we win the tender process, we expect the acquisition of the privatized Bulgarian distribution companies and their integration into our group will not have a material impact on our business, prospects and financial conditions. We intend to finance our potential payment obligations using our internal sources.

At the beginning of May 2004, we announced a tender offer for the sale of our minority interest in Prazska energetika, a.s. and we expect the final sale to take place by the end of 2004. We will base our decision on the winner of the tender offer primarily on the amount of the offered purchase price. We are also currently exploring our options for the sale of our minority interest in CEPS,
a.s. We expect this sale to take place by the end of 2004 as well. We expect both of these sales to have a positive impact on our financial condition.

In June 2004 we submitted the "Documents on Qualification" to Electrica S.A. as
part of a tender process regarding the privatization of two distribution companies in Romania. The further proceeding has not been stipulated yet. We intend to finance our potential payment obligations using outside debt financing.

Off-balance sheet arrangements

We have not identified any material off-balance sheet arrangements.

Tabular disclosure of contractual obligations

                                                           Payments due by period
                                                             (in CZK millions)
                                                  less than 1       1 - 3        3 - 5     more than 5
                                                  ------------      -----        -----     -----------
Contractual Obligations                 Total         year          years        years         years
                                        -----         ----          -----        -----         -----

Long Term Debt Obligations                 36,656         5,691        19,172        7,360         4,433
Insurance                                     570           570
Electricity purchase except of             18,343         8,234         4,624        3,883         1,602
members of CEZ Group
I&C System for Dukovany                     4,718           800         1,780        1,798           340
Fuel                                       15,208         1,822         4,505        2,989         5,892

Item 6.   Directors, Senior Management and Employees

We have a two-tier board system consisting of a Board of Directors and a
Supervisory Board. The Board of Directors represents us in all matters and is charged with our management, while the Supervisory Board oversees our Board of
Directors and our executive officers. Our executive officers manage our daily operation. Under the Czech Commercial Code, the Supervisory Board may not make management decisions. Our highest governing body is the General Meeting of
Shareholders. Members of the Supervisory Board are elected by the General
Meeting of Shareholders, while members of the Board of Directors are elected by the Supervisory Board.

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

Board of Directors:

Name                                          Position                                       Held Since     Age
----                                          ---------                                      ----------     ---

Martin Roman..............................    Chairman of the Board of Directors                2004         34
Alan Svoboda..............................    Vice-Chairman of the Board of Directors           2004         32
David Svojitka............................    Member of the Board of Directors                  2003         42
Jiri Vagner...............................    Member of the Board of Directors                  2003         48
Petr Voboril..............................    Vice-Chairman of the Board of Directors           2002         53

Executive Managers:

Name                                          Position                                       Held Since     Age
----                                          ---------                                      ----------     ---

Martin Roman..............................    Chief Executive Officer                           2004         34
Petr Voboril..............................    Chief Strategic Development Officer               2002         53
Alan Svoboda..............................    Chief Sales Officer                               1999         32
David Svojitka............................    Chief Financial Officer                           2002         42
Pavel Klika...............................    Chief Conventional Power Officer                  2000         50
Zdenek Linhart............................    Chief Nuclear Power Officer                       2003         50
Henning Probst............................    Chief Distribution Officer                        2003         46

Martin Roman. Graduated from the Faculty of Law at Charles University in Prague.
Then he studied a one-year scholarship program at St. Gallen University
(Switzerland), the Faculty of Economics. He also spent one year studying at the
Karl-Ruprechtsuniversitat Heidelberg (Germany). He began his professional career in 1992 when still a student, when he was appointed the sales director of the
Czech branch of Wolf Bergstrasse CR, s. r. o., a company specializing in the manufacture of potato crisps. From 1994 to 1999 he worked as the CEO of Janka
Radotin, a. s., and in 1998, after the acquisition of the company by a strategic partner - the American company LENNOX, he also became a member of the company board. His third chief executive position was in SKODA HOLDING (he began in 1999 in Pilsen as Chairman of the Board and General Director of SKODA, a. s., and in
April 2000 he was appointed Chairman of the Board and a CEO of the entire joint-stock company SKODA

HOLDING), from where he went on to our Company. In February 2004 he was appointed the Chairman of our Board of Directors and since April 1, 2004 he holds position of our Chief Executive Officer. He is a member of our Audit
Committee.

Alan Svoboda. Graduated from the University of West Bohemia in Pilsen in IT and financial management. He also completed MBA in Finance and MA in Economics at
University of Missouri in Kansas City (USA). He holds a CFA certificate
(Chartered Financial Analyst) issued by AIMR (Association for Investment
Management and Research). Prior joining CEZ, Mr. Svoboda was a partner at
McKinsey & Company where he specialized in advising clients coming from energy sector, gas industry and petrochemistry. From April 1998 to January 2000 he was a CFO and a Vice-Chairman of the Board of Directors of Zapadoceska energetika,
a.s. Since May 2004 he has become a Vice-Chairman of the our Board of Directors.

David Svojitka. Graduated from Julius Maximilians-Universitat in Wurzburg
(Germany), with a degree in Monetary Policy and Finance. From 1987 to 1989 he worked in Hornblower Fischer AG company, Frankfurt u. M. He continued his professional career from 1989 to 1991 in Vereinsbank AG, Munich, where he was a member of the DTB team responsible for the implementation of electronic systems for trading financial derivates on the German market (the first of its kind in the world). Between 1991 and 2000 he worked for Vereinsbank (CZ), from January
1999 in HypoVereinsbank (CZ), a. s., as the charter member of the bank and from
October 1996 as a member of the executive board responsible for
Treasury/financial markets and internal administration. From 2000 to 2001 he was a member of the executive board and the deputy general director of Komercni banka, a. s., responsible for developing and marketing products, supporting segments and for direct banking. As a member of the management he participated in the process aimed at making the bank healthier and privatizing it (the bank was successfully privatized in the middle of 2001). He has been with our Company from 2002 when he became our Chief Financial Officer.

Jiri Vagner. Has a degree from the Czech Technical University's Faculty of
Electrical Engineering, where he majored in 1980 in Electric Machinery, and from the Technical University in Brno, Faculty of Mechanical Engineering, where he majored in 1983 (specializing in the operation and control of nuclear power plants). In 1980 he started working in the Dukovany nuclear power plant - from
1983 onwards he was an operator in charge of the secondary circuit and from 1984 he worked as an operator of a reactor during the launch of the first unit of the plant. In 1985 he was entrusted with the operation of the entire reactor unit and in 1987 he became a shift engineer. In 1990 he was appointed the Deputy
Operation Manager of Dukovany nuclear power plant, in 1992 the Deputy Director for Nuclear and Radiation Safety and in 1993 the Technical Director of the
Dukovany plant. Since 1999 he has been in charge of the preparation of the launch of Temelin nuclear power plant and on 1 May 2003 he was appointed its director.

Pavel Klika. A graduate of the Czech Technical University's Faculty of
Electrical Engineering in Power Industry Economics and Management, he has worked in the electricity sector since 1976, when he began as a shift technician at the
Tusimice power plants organizational unit. In 1981 he was transferred to the
Prunerov II Power Station, where he headed up two generating units. In 1985 he became head of maintenance at the turbine hall and in 1990 he was named Director of the Prunerov II power station. On 1 January 1993 he was named Director of the
Prunerov sower stations organizational unit. In 1993 - 1997 he attended various training courses (Air Pollution Control Technology Course in the USA, Combined
Cycle Study Course and Power Gen Conference in the USA, Energy Efficiency and
Energy Conservation in Japan). In January 2001 he completed a Masters of
Business Administration (MBA) at the Prague International Business School. Mr.
Klika is chairman of the Board of Directors of CEZTel, chairman of the supervisory boards of CEZnet and Severomoravska energetika, a.s. and a member of the supervisory board of GAPROM, s.r.o. (in liquidation).

Petr Voboril. Graduate of the Mechanical Engineering Faculty of the Czech
Technical University, where he studied work space technology, and he did post-graduate work in district heat development. In 1997 he attended a management skills course at the InterManager European standard level. He started to work for Ceske energeticke zavody (the predecessor of our Company) in 1980 and spent the first ten years of his career with us in operation control and heat industry development. After 1990 he worked in various economic section posts, and from January 1995 to April 1998 he was Director of the Planning and
Analysis Section. In 2000 he was appointed our Vice-CEO and the Executive
Director for Finances and Administration. Since October 2002 he has held the position of our Chief Strategic Development Officer. From February 2003 to
November 2003 he held the position of the Vice-Chairman of our Board of
Directors, than he was appointed Chairman of the Board of Directors. He held this position until February 2004 when he became again the Vice-Chairman of our
Board of Directors. From November 2003 to March 2004 he was our acting CEO.
Since May 2003 he has been a member of the supervisory board of Stredoceska energeticka, a.s.

Zdenek Linhart. He graduated from the Faculty of Mechanical Engineering of the
Czech Technical University in Prague and holds a degree in Nuclear Power
Facilities. After graduation in 1977 he started to work as a construction designer in the SKODA Plzen concern, more precisely in its detached plant in ZJV
Bolevec, and in 1978 he began participating in the process of building the
Dukovany nuclear power plant. However, prior to this he had to be trained for a machinist operating TG 200 MW. The training took place in Ledvice power plant and Mr. Linhart then had to go through an 8-month practice in the new job. The
Dukovany nuclear power plant started to train its staff in 1980, and Mr. Linhart was in the first group of operators that were trained in Piestany in Slovakia.
He also practiced on model VVER reactors in the training centre on
Novovoronezska power plant in the former USSR. In 1983, the Dukovany nuclear power plant management put him in charge of the blue shift as a shift engineer and he performed this task until the launch of the first three blocks. Before the launch of the fourth block, he held the position of the main technologist responsible for the launch. When the entire power plant had been put in operation in 1985, he was entrusted, along with another person, with the position of the main technologists of the plant. After the re-organisation in
1991 he was appointed the head of the newly established plant management section, in 1993 he became the Dukovany nuclear power plant deputy director for plant management and then the Dukovany nuclear power plant deputy director for maintenance and repairs. Lately, he has been managing the team entrusted with the task of preparing the establishment of the nuclear power section. Mr.
Linhart is a member of the supervisory board of JVCD, a. s.

Henning Probst. Mr. Probst studied in Germany, USA and China. He gained his professional experience with the management of generation and distribution companies (supplying electricity and gas to end customers) in Germany. He frequently held positions in the executive boards of these companies and was also active in the boards of municipal enterprises. Mr. Probst was last employed in Wesertal, German multiutility, which does not just distribute electricity but also supplies its customers with gas and water. The company was owned by a
Finnish power company Fortum until July 2002, when it was sold to a German company E.ON. Mr Probst also participates in the activities of the
Gemeinschaftskraftwerk Weser production company, which operates two power plants
- a conventional one and a nuclear one. Moreover, Mr. Probst was also active on the boards of two waste incineration plants. Since January 2001, he has been our
Chief Distribution Officer, and in May 2003 he became a member of the supervisory board of Vychodoceska energetika, a.s.

Supervisory Board

Set forth below are the incumbent members of the Supervisory Board:

                                                                                     Current
 Name                                                               Initially          Term
 ----                                                               Appointed         Expires        Age
                                                                    ---------         -------        ---

Stanislav Kazecky (Chairperson) .............................          2003            2007           55
Zdenek Hruby (Vice-Chairperson)..............................          2003            2007           47
Vaclav Krejci(1) (Vice-Chairperson)..........................          1993            2006           50
Jan Demjanovic ..............................................          2003            2007           50
Frantisek Haman(1)...........................................          2000            2004           46
Jan Juchelka ................................................          2002            2006           32
Pavel Safarik ...............................................          2004            2008           50
Martin Pecina ...............................................          2003            2007           35
Jan Sevr(1)..................................................          1999            2004           57
Vaclav Srba..................................................          2002            2006           62
Pavel Suchy .................................................          2003            2007           49
Zdenek Zidlicky(1)...........................................          2002            2006           57
-------------

(1) Employee representative.

Stanislav Kazecky. Graduated from the Prague School of Economics. Since 1994 till August 2003 he was the chairman of the Board and the Chief Executive
Officer of ZVVZ, a. s., and now he is employed there as a consultant. He is also a member of the Supervisory Board of EKOKLIMA akciova spolecnost. Since 2001, he is the president of the Industry and Transportation Union of the Czech Republic.
In 2003 he was elected to our Supervisory Board and became its Chairperson.
He is a member of our Audit Committee.

Zdenek Hruby. Graduated from the Czech Technical University's School of
Electrical Engineering. Currently, he holds the office of a Deputy Minister of
Finance. He is a vice-president of the presidium of the National Property

Fund, a member of the Board of Directors of Sokolovska uhelna, a.s., a vice-chairman of the Supervisory Board of CESKY TELEKOM, a.s., and a member of the Supervisory Board of Ceske aerolinie, a.s. He was elected Vice-Chairperson of our Supervisory Board in 2003 pursuant to an understanding with our majority shareholder the National Property Fund.

Vaclav Krejci. Graduated from the Secondary Industrial School of Chemical
Technology. Mr. Krejci has seven years experience working for Chemicke zavody
Litvinov and is an employee representative on the Supervisory Board. Since 1982, he has worked at the Dukovany Nuclear Power Station. He has also served as an officer of the Internal Communication Department. In 1992 he was elected to the
CEZ Supervisory Board. Since 2000 he has been the Vice-Chairman of the
Supervisory Board. He is a member of the Supervisory Board of Nadace Duhova energie (Rainbow Energy Foundation).

Jan Demjanovic. Graduated from the Faculty of Mechanical Engineering of the
Technical and Textile University in Liberec. He is business director and a member of the Board of Directos of Severoceske doly, a.s., a vice-chairman of the Board of Directors of Coal Energy, a.s, a member of the Board of Directors of Teplarna Usti nad Labem, a.s. and a vice- chairman of Supervisory Board of SD
- Kolejova doprava, a.s. Until May 2003 he was the chairman of the Supervisory
Board of Severozapadni ENERGO GROUP, a.s., , and until November 2003 the vice-chairman of the Supervisory Board of SD - Humatex, a.s.

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

Jan Juchelka. Graduated from the Department of Business at Slezska University in
Karvina. From June 1995 until the present he has been employed by the National
Property Fund. He has held positions as the Director of the Securities Trading
Department, the Director of the Securities Department, Director of the Company
Holdings Department and the Second Vice-Chairperson of the Executive Committee
of the National Property Fund. Mr. Juchelka holds a broker's license. He is a member of the Board of Directors of CESKY TELECOM, a.s. and a member of the
Supervisory Board of Komercni banka, a.s. He was elected to our Supervisory
Board pursuant to an understanding with the National Property Fund, our majority shareholder.

Martin Pecina. Graduated from Mechanical Faculty of VSB - Technical University in Ostrava, and obtained an MBA from Sheffield Business School. He has a CIME qualification. Until 2003 he was the CEO of HUTNI PROJEKT Frydek Mistek a.s.
Since February 2003 he is a deputy minister of industry and trade. Mr. Pecina was elected to our supervisory board in June 2003 pursuant to an understanding with the National Property Fund, our majority shareholder.

Jan Sevr. Graduated from the Secondary Industrial School of Mechanical
Engineering. Mr. Sevr has worked at the Melnik Power Station since 1966 and is an employee representative on the Supervisory Board. He has worked as the head of the shift operations management department and is also the Chairman of the labor union organization at Melnik Power Station. In 1999 he was elected to the
CEZ Supervisory Board.Since June 2003 till December 2003 he was the vice-chairman of the Board of Trustees of the Nadace Duhova energie.

Vaclav Srba. Graduated from the Prague School of Economics (Department of
Industrial Economics) and graduated from the Management Institute. From 1958 until 1972 he worked at CKD Tatra Smichov holding various positions and ending his tenure as the Director of the Finance and Expenditure Department. From 1972
until 1990 he worked in the State Planning Commission as, among other things, the Director in the Finance and Prices Department. In the following two years he worked at the Federal Ministry for Strategic Planning as a Director for
Evaluating Economic Policy. In 1992 he became the A Deputy General Director of
TOP INVEST EMPIRE, a.s. and from 1992 until 2000 a Deputy General Director of the Sporitelni investicni spolecnosti, a.s. group. Since February 2001 he worked at the Ministry of Finance and is currently a Deputy Minister of Industry and
Trade. He is Deputy Chairman of the Government Council - Investment Council,
member of the Presidium of the National Property Fund. He is the Chairman of the
Board of Directors of THERMAL-F, a.s., vice-chairman of the Board of Directors of AERO Vodochody a.s. and is on the Supervisory Board of UNIPETROL,,a.s., CEPS,
a.s. and Severoceska energetika,a.s. Since December 2003 he is a member of the
Board of Trustees of the Nadace Duhova energie.

Pavel Suchy. Graduated from the Prague School of Economics. Since 1994 he works for the National Property Fund. In November 2002, he was appointed the First
Vice-Chairman of the Executive Committee of the NPF. He is a member of the
Supervisory Boards of UNIPETROL, a.s. and Konpo, s.r.o. Until June 2003 he was a
member of the Board of Directors of AERO HOLDING a.s. v likvidaci, and until
February 2003 a member of Supervisory Board of Jihomoravska energetika, a.s. He was elected to our Supervisory Board in 2003 pursuant to an understanding with our majority shareholder the National Property Fund. In May 2004 he was appointed to be the audit committee financial expert.

Pavel Safarik. Graduated from the Economic Faculty of VSB - Technical University in Ostrava. Between 1992 and 2002, he was a member of Czech Parliament and hold positions in the budget committee and in the banking committee. He is a deputy minister of finance and member of the presidium of the National Property Fund.
He was elected to our Supervisory Board in June 2004 pursuant to an understanding with our majority shareholder.

Zdenek Zidlicky. Graduated from Secondary Technical School. Mr. Zidlicky has held various positions in our company since 1979. Since 1993 he has been the chairman of the CEZ-EPR II union organization. He represents the Czech Trade
Union of Northwestern Power Engineers in the Association of Trade Unions of
North Bohemia and in the Interregional Trade Union Council. He is also a representative of the trade union for energy issues in the Economic and Social
Agreement Council of the Czech Republic, where he serves on the working team for economic policy. He is a member of our Audit Committee.

Compensation

For the year ended December 31, 2003, the aggregate compensation of all members of our Board of Directors paid or accrued for all services in their capacity as a Board of Directors member was approximately CZK 14.7 million, including salary, bonuses and pension plans.

For the year ended December 31, 2003, the aggregate compensation of all members of our Supervisory Board paid or accrued for all services in their capacity as a
Supervisory Board member was approximately CZK 25.5 million, including salary, bonuses and pension plans.

For the year ended December 31, 2003, the aggregate compensation of our management (totaling 37 people, including members of the Board of Directors in their capacity as our executive managers) paid or accrued for all services in all capacities was approximately CZK 202.6 million, including salary, bonuses and pension plans.

Board Practices

As of January 29, 1998, we restructured our management organizational structure, creating a distinction between our Board of Directors and our executive officers. The members of the Board of Directors were nominated by the National
Property Fund of the Czech Republic and elected at an Extraordinary General
Meeting of the Shareholders on January 5, 1999. Members of our current Board of
Directors are appointed by the Supervisory Board. See "Articles of Association
(Stanovy)" on page 57.

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

Audit Committee. We have an Audit Committee whose statutes state that it is composed of the Chairman of the Board and General Director of the Company
(currently, Martin Roman), the Chairman of the Supervisory Board (currently,
Stanislav Kazecky), two members of the Supervisory Board (currently, Zdenek
Zidlicky and Pavel Suchy), and the director of our internal audit department
(currently, Radek Pomije). The chairman of the Audit Committee is the Chairman of the Board and General Director of the Company. Recently, our General Meeting
amended our Articles of Association so that now they provide that Audit
Committee can only be composed of members of our Supervisory Board. Resulting changes will have to be implemented into the composition of the Audit Committee and its statutes. These changes should enhance independence of our Audit
Committee of our management. Pursuant to the current statutes, the Audit
Committee is charged with the task of ensuring regular

communication with and supervision of the internal audit department.
Specifically, the Audit Committee should discuss and evaluate the audit department's annual report, annual audit plan, quarterly action plans and should ensure that the internal audit department follows the ethics code for internal company auditors. It is also responsible for, among other things, regular communication and supervision of our external auditors and prepares for the
Board of Directors and Supervisory Board an evaluation of our external auditors.
The Audit Committee also discusses the correctness and completeness of our quarterly, half-year and annual reports. Under Czech law, the Board of Directors is required to make all decisions regarding our Company, unless the authority to make a decision is delegated by statute or by articles of association to the
General Meeting or to the Supervisory Board. It is not possible that our Audit
Committee take decisions on its own, without appropriate formal action being taken by the Board of Directors, General Meeting, or the Supervisory Board. For
these reasons, our Supervisory Board is in fact formally making certain decisions generally required to be made by the Audit Committee. Audit Committee however prepares documents for the Supervisory Board and discusses relevant matters before they are being decided by the Supervisory Board.

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

Employees

The average number of our employees and our consolidated subsidiaries was 8,532,
7,806, and 16,093 for the year 2001, 2002, and 2003 respectively. As of December
31, 2003 we had 18,100 employees on a consolidated basis, and CEZ, a. s. had
6,780 employees on a standalone basis, approximately 51% of which are members of trade unions. The present collective bargaining agreement between the Company and the employees, legally represented by trade unions, expires on December 31,
2006.

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

We do not have a history of strikes or work stoppages and no material labor related claims are pending. We believe that relations with our employees are good. There have been no strikes or work stoppages since the foundation of the
Company in 1992. Although we have experienced strike alerts in the past these did not result in actual strikes or work stoppages. Since the date of our foundation in 1992 we have reduced the number of employees by approximately
9,500 which represents a 59% reduction from our 1992 level. This reduction has brought the ratio of employees to installed MW closer to ratios found in other advanced European power companies. The reduction has also resulted in an increase in the average level of education of our employees. We have completed the process of an organizational audit which resulted at lowering the number of our employees, and we are weighing other options aimed at further lowering the number of our employees. Czech law entitles all employees dismissed by reason of redundancy or organizational changes to a severance payment in the amount of two months' pay.

Share Ownership

Our members of the Board of Directors hold 187 of our common shares. Our members of the Supervisory Boards hold, in aggregate, 50,425 of our common shares. None of the members of the Board of Directors or the Supervisory Board holds more than 1% of our outstanding common shares.

Share Options. Our shareholders approved stock option agreements originally in
2001 with each member of our Board of Directors and Supervisory Board as part of their compensation package. In 2003 and 2004 the conditions of stock option agreements were slightly modified. Pursuant to such agreements, the members have now the right to purchase, in aggregate, up to 7 million common shares of CEZ at a price equal to the six-month weighted average of our share price on the Prague
Stock Exchange measured from the date the member is appointed to the position.
The members of the Board of Directors and Supervisory Board received these options from us as part of their compensation package and without paying consideration for them. Each member may exercise its call option rights, in full or in part, at any time during the period specified in the relevant stock option agreement, such period being

generally set to correspond with the term for which the member was elected or appointed to the respective board. Now, it is possible to call option right until 3 months after the end of member's position. The stock option agreements do not restrict a member's right to exercise call rights in the event that the member is recalled from office or resigns prior to the original term. Our members of the Board of Directors hold no call options for our common shares
(they held call options for 500,000 common shares as of end of 2003). Our members of the Supervisory Board hold, in aggregate, options for 750,000 of our common shares (they held call options for 2,750,000 common shares as of end of
2003). None of the members of the Board of Directors or the Supervisory Board holds call options for more than 1% of our outstanding common shares.

Item 7.   Major Shareholders and Related Party Transactions

As of December 31, 2003, our registered capital was equal to CZK 59,221,084,300 in denominations of nominal value CZK 100. All of these shares have been paid in full and are book-entry shares in bearer form. Our common stock is publicly traded on the two largest organized trading markets in the Czech Republic, the
Burza cennych papiru Praha, a.s. (the "Prague Stock Exchange") and the RM
System, a.s.

Major Shareholders

The following table sets forth shareholdings in our company according to the records of the Commercial Register by all owners of more than 5% of our voting shares and by all officers and directors of the Company as a group as of June
11, 2004:

                                                                                   Percentage
                                                                                    of Total
         Identity of                                              Shares             Shares
         Person or Group                                          Owned            Outstanding
         ---------------                                          ------           -----------
         National Property Fund                                 400,407,897               67.61

         Members of the Board of Directors, members of the
         Supervisory Board, and other Executive Officers as
         a group (8 persons)                                         76,042                0.01

With the exception of the NPF, to our knowledge, no other individual shareholder owns more than 5% of our outstanding shares.

Voting rights of shareholders owning more than 5% of our shares do not differ from other shareholders.

24 persons with U.S. addresses directly hold a total of 6,949,138 of our common shares. It is difficult and impractical to determine what portion of our common shares is beneficially held in the United States and the number of such beneficial holders in the United States.

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
Severoceske doly, a.s., a company in which we hold an approximately 37% share, supplies approximately 60% of our fossil fuel needs. In 2001, 2002 and 2003 coal purchases (including value-added tax) from Severoceske doly, a.s., amounted to approximately CZK 6,565 million, CZK 5,967 million and CZK 6,742 million, respectively. The prices of fossil fuel supplies from Severoceske doly, a.s. do not differ significantly from market prices.

SKODA PRAHA, a.s. is our general supplier of technology and equipment for
Temelin and is 55% owned by the National Property Fund. In February and July
1999, we purchased 166,122 shares of Skoda Praha, a.s., which represent an approximately 30% interest in the company. During 2003 we subscribed for 700,000 share of Skoda Praha, a.s., with total nominal value of CZK 700 million. Payment of the subscription price to the company for the subscribed shares was offset against our receivables from the company in the same amount. In order to become effective, the increase of the share capital had to be registered with Czech commercial register administered by Czech courts. The increase was registered and became effective on January 14, 2004. Our interest in the company thus increased to 68.88%. Our purchases from Skoda Praha, a.s., including value added tax, amounted to approximately CZK 4,862 million, CZK 3,461 million and CZK
1,612 million in 2001, 2002 and 2003 respectively.

As of April 1, 2003, we own majority interests in five REAS and we owned minority interests in three REAS, all of whom are our primary customers. Since
April 2004 we own minority interest in one REAS only. We also control certain strategic decisions of the REAS where we hold majority interests. See "Material
Contracts" on page 60.

During 2003, 2002 and 2001we granted share options to the Board of Directors, certain members of the management and Supervisory Board members. At December 31,
2003, the aggregate number of share options granted to members of Board of
Directors was 500,000 and the number of share options granted to Supervisory
Board members was 2,750,000 (see Share Options on page 54).

Item 8.   Financial Information

See the selected consolidated financial data presented under "Item 3. Key
Information" and financial statements presented under "Item 18. Financial
Statements". We prepare the Consolidated Financial Statements in accordance with
IFRS which differ in certain important respects from U.S. GAAP. Note 29 to the
Consolidated Financial Statements provides a description of the principal differences between IFRS and U.S. GAAP and a reconciliation to U.S. GAAP of net earnings and total shareholders' equity for the periods and as of the dates therein indicated.

Dividends. Prior to our general meeting of shareholders on June 19, 2001, we have never paid dividends. Our general meeting of shareholders on June 19, 2001 approved a dividend distribution of CZK 2.0 per share to be paid to shareholders of record as of June 13, 2001 to be paid on August 1, 2001. Our general meeting of shareholders on June 11, 2002 approved a dividend distribution of CZK 2.5 per share to be paid to shareholders of record as of June 5, 2002 to be paid on
August 1, 2002. Our general meeting of shareholders on June 17, 2003 approved a dividend distribution of CZK 4.50 per share to be paid to shareholders of record as of June 11, 2003 to be paid on or after August 1, 2003. Our general meeting of shareholders on June 17, 2004 approved a dividend distribution of CZK 8.00 per share to be paid to shareholders of record as of June 11, 2004 to be paid on or after August 1, 2004.

Export Sales

In 2003, we exported a total of 19,227 GWh which generated revenues of CZK 12.7 billion. In 2003, the revenues from electricity exports represented approximately 15.9% of total revenues from electricity sales.

Litigation

We are involved in legal proceedings that are incidental to the normal conduct of our business. We do not believe that liabilities relating to such proceedings will have a material adverse effect on our business, prospects, financial condition or results of operations.

On July 31, 2001 the Austrian federal land of Upper Austria filed a lawsuit with the Land Court of Linz, Austria, against our company by which it sought a ruling ordering to us to refrain from the potential negative impacts of the Temelin nuclear power plant. On April 17, 2002, the court ruled that it had no jurisdiction over a power plant located outside of Austria. The plaintiff has filed an appeal against this decision with the Higher Land Court in Linz, which affirmed the decision of the first stage court. However, a second appeal was filed with the Prime Court in Vienna which overturned the original decision and on August 1, 2003 recognized the jurisdiction of the Land Court in Linz,

returning the file to Linz for further proceeding. The hearing has not taken place yet and the matter has not yet been finally resolved. Even if an Austrian court issued a ruling against us, such ruling would not be automatically enforceable against us in the Czech Republic.

On March 1, 2002 two owners of small pieces of land in Upper Austria, filed a separate lawsuit with the Land Court of Linz, Austria, against us and
Westinghouse by which they sought a ruling ordering to us and Westinghouse to introduce adequate measures to prevent a threat substantially damaging use of their land. Further, such persons have sought a declaration that we and
Westinghouse should be jointly and severally liable for any damage caused by the
Temelin nuclear power plant's operation. The matter has not been resolved yet.

On May 31, 2004, we were served with a request for arbitration before the ICC
International Court of Arbitration by DALKIA FRANCE. In this request for arbitration DALKIA FRANCE alleges a breach of a joint venture contract by us and seeks liquidated damages in the amount of USD 25 million. We are currently in the process of analyzing this claim. We believe that even if an award for damages were made in the full amount of the claim, it would not have a material adverse effect on our business or on our financial condition.

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

Item 10.  Additional Information

Articles of Association (Stanovy)

Organization and Register

CEZ, a. s. is a stock corporation organized in the Czech Republic under the
Commercial Code. CEZ, a.s. is registered in the Commercial Register (Obchodni rejstrik) maintained by the local court in Prague, Czech Republic, under the entry number "B1581".

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

See also "Item 6. Directors, Senior Management and Employees" on page 49 for further information about the Supervisory Board and the Board of Directors.

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
     o    50.26% in Zapadoceska energetika, a.s., and we increased our share in this REAS to 50.26%;
     o    58.30% in Stredoceska energeticka, a.s.; and
     o    34.00% in Prazska energetika, a.s.

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

We have issued four promissory notes each in the amount of CZK 3.735 billion.
Two notes were paid in 2003, the third was paid in May 2004 and the last will be paid on June 30, 2004.

Originally, the 66% share in CEPS, a.s. was valued by an expert valuator at CZK
15.0 billion. At the request of OSINEK, a.s. a new valuation was done and the new expert valuator valued the 66% share in CEPS, a.s. at CZK 15.2 billion. The amounts above reflect this new valuation of CEPS, a.s.

No Other Material Contracts

Apart from the above transactions, in the years 2003 and 2002, we did not enter into any material contracts, other than contracts entered into in the ordinary course of business.

Exchange Controls

The CZK is a fully convertible currency. We are not required to have any foreign exchange license or other authorization under Act No. 219/1995 Coll. (the
"Foreign Exchange Act") for direct or indirect payment of the principal and interest on the Notes or the Guarantees. The Foreign Exchange Act sets forth certain exchange controls, which include both direct and indirect tools. As a principle, any person (other than licensed banks operating in the Czech Republic and banks authorized under the "European passport" single licence) who wants to carry out transactions in foreign exchange values or arrange payments to or from abroad needs a foreign exchange license if such activity is to be carried out as a business activity. Furthermore, certain transactions effected by Czech residents (as well as foreign residents carrying out business activity in the
Czech Republic) are subject to a notification duty.

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

A holder of a Note will not be subject to Dutch taxation on (deemed) income or capital gains in respect of the Note, unless: (i) such holder is, or is deemed to be, resident in The Netherlands, or is an individual who has elected to be taxed as a resident of the Netherlands; or (ii) such income or gain is attributable to an enterprise or part thereof which is carried on through a permanent establishment or permanent representative in The Netherlands; or (iii)
such holder is an individual and such income or gain qualifies as `benefits from miscellaneous activities' (resultaat uit overige werkzaamheden) in The
Netherlands, which would, for instance, be the case if an individual performs activities in The Netherlands with respect to the Notes that exceed normal asset management; or (iv) such holder is an individual who has, or certain persons related or deemed related to that holder have, directly or indirectly, a substantial interest, as defined in the Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001), in the issuer of the Notes, or in any company that has, or that is part of a co-operation (samenwerkingsverband) that has, legally or in fact, directly or indirectly, the disposition of any part of the proceeds of the Notes; or (v) such holder is an entity and has, directly or indirectly, a substantial interest or a deemed substantial interest, as defined in the
Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001), in the issuer
(unless the holder of the Note and the issuer thereof qualify for application of
EU Council Directive 2003/49/EC as implemented in article 17a-2 of the Dutch
Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969)), or, in the event that that holder does have such interest, it forms part of the assets of an enterprise; or (vi) such holder is entitled to a share in the profits of, or has an interest in, an enterprise effectively managed in The Netherlands other than by way of the holding of securities or through an employment contract and the Note, the income or the gain is attributable to such enterprise. If a holder of a Note is not a resident or a deemed resident in the Netherlands, but is a resident in another country the following may apply. If a double taxation convention is in effect between the Netherlands and the country in which such holder of a Note is resident, such holder, may, depending on the terms of and subject to compliance with the procedures for claiming benefits under such double taxation convention, be eligible for a full or partial exemption from
Netherlands taxes (if any) on (deemed) income or capital gains in respect of the a Note provided such holder is entitled to the benefits of that treaty.

Dutch gift, estate or inheritance taxes will not be levied on the transfer of a
Note by way of gift by, or on the death of, a holder unless: (i) such holder is, or is deemed to be, resident in The Netherlands; or (ii) the transfer is construed as an inheritance or bequest or as a gift made by or on behalf of a person who, at the time of the gift or his death, is or was a resident or a deemed resident of The Netherlands; or (iii) such holder owns an enterprise or an interest in an enterprise which is carried on through a permanent establishment or a permanent representative in The Netherlands to which or to whom the Note is attributable; or (iv) such holder is entitled to a share in the profits of an enterprise effectively managed in The Netherlands other than by way of the holding of securities or through an employment contract and the Note, the income or the gain is attributable to such enterprise.

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

The Council of the European Union has on June 3, 2003 adopted a directive regarding the taxation of savings income. Under this directive Member States will be required to provide to the competent authorities of another Member State information (including the identity of the recipient) regarding payments of interest or other similar income if the paying agent (as defined in the directive, this not necessarily the debtor of the debt-claim producing the interest) is resident in that Member State and the individual who is beneficial owner of the interest payment is resident in that other Member State, subject to the right of Belgium, Luxembourg and Austria to opt instead for a withholding system during a transitional period. Under this directive the Member States of the European Union are required to adopt and publish the laws, regulations and administrative provisions necessary to comply with the directive before January
1, 2004. These laws, regulations and administrative provisions will, subject to a number of important conditions being met, have to be applied from January 1,
2005, but it has been reported that this date would be postponed to July 1,
2005. The Council of the European Union will decide, by unanimity, whether these conditions have been met.

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

In general, Czech withholding tax is levied at a flat rate of 15% on interest payments of CEZ to CEZ Finance B.V. to enable CEZ Finance B.V. make payments of interest in respect of the Notes (repayment of principle of the loan is not subject to withholding tax). Pursuant to the applicable tax treaty between the
Czech Republic and the Netherlands, the withholding tax is not levied if CEZ
Finance B.V. qualifies as the beneficial owner of the interest, is eligible for the benefits of the tax treaty between the Czech Republic and the Netherlands and does not have a permanent establishment in the Czech Republic.

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

Interest

Interest paid on a Note or under the CEZ guarantee thereof (including the amount of any Dutch or Czech withholding tax thereon and any Additional Amounts) will be includible in a U.S. Holder's gross income as ordinary interest income in accordance with the U.S. Holder's usual method of tax accounting. In addition, interest on the Notes or under the CEZ guarantee will be treated as foreign source income for U.S. federal income tax purposes. For U.S. foreign tax credit limitation purposes, interest on the Notes generally will constitute "passive income," or, in the case of certain U.S. Holders, "financial services income,"
while interest paid under the Guarantee would constitute "high withholding tax interest" payments if such interest is subject to withholding tax at a rate of
5% or more.

Subject to the discussion below under the caption "U.S. Backup Withholding Tax and Information Reporting," payments of interest on a Note to a Non-U.S. Holder generally will not be subject to U.S. federal income tax unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

Sale, Exchange or Retirement

Upon the sale, exchange or retirement of a Note, a U.S. Holder will recognize taxable gain or loss equal to the difference, if any, between the amount realized on the sale, exchange or retirement (other than accrued but unpaid interest which will be taxable as such) and the U.S. Holder's adjusted tax basis in such Note. A U.S. Holder's adjusted tax basis in a Note generally will equal the cost of such Note to the Holder. Such gain or loss generally will be capital gain or loss. In the case of a non-corporate U.S. Holder, the maximum marginal
U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income
(other than certain dividends) if such U.S. Holder's holding period for such
Note exceeds one year. Any gain or loss realized on the sale, exchange or retirement of a Note generally will be treated as U.S. source gain or loss, as the case may be. The deductibility of capital losses is subject to limitations.

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
Information reporting generally will apply to payments of principal of, and interest on, an obligation and to proceeds of the sale or redemption of an obligation made within the United States to a holder of an obligation (other than an "exempt recipient", including a corporation and certain other persons). The payor will be required to withhold backup withholding tax on payments made within the United States on a Note to a holder of a Note that is a
United States person, other than an exempt recipient, such as a corporation, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding requirements. Payments within the United States of principal and interest to a holder of a Note that is not a United States person will not be subject to backup withholding tax and information reporting requirements if an appropriate certification is provided by the holder to the payor and the payor does not have actual knowledge or a reason to know that the certificate is incorrect. The backup withholding tax rate is 28% for years through 2010.

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

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX
CONSEQUENCES RELATING TO THE OWNERSHIP OF NOTES. PROSPECTIVE PURCHASERS OF NOTES
SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THEIR
PARTICULAR SITUATIONS.

Payment of Additional Amounts

CEZ Finance B.V. is required to make all payments in respect of the Notes and the Guarantor is required to make all payments in respect of the Guarantees, free and clear of, and without withholding or deduction for any present or future taxes, duties or fines (or interest thereon) imposed by The Netherlands, the Czech Republic or any political subdivision thereof (collectively, "Tax" or
"Taxes"), unless such withholding or deduction is required by law. In such event
CEZ Finance B.V. or CEZ is required to pay such additional amounts ("Additional
Amounts") as may be necessary to ensure that the amounts received by the holders of the Notes after such withholding or deduction shall equal the amounts of principal, interest and premium, if any, which would have been receivable in respect of the Notes in the absence of such withholding or deduction.

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

Foreign Exchange Rate Risk Management

Due to international nature of our certain business activities, we are exposed to foreign exchange risk related to sales, purchases, financial assets and liabilities denominated in currencies other than CZK. According to our foreign exchange policy guidelines, we hedge material foreign exchange transaction exposure. This exposure is mainly hedged with derivative financial instruments such as forwards, swaps and options. However, we elected not to treat the derivatives as hedging instruments in the financial statements. Financial instruments that are used to hedge foreign exchange risk have maximum maturity till year 2008.

The break-down by currency of our underlying foreign exchange transaction exposure at December 31,2003 was as follows: USD 32%, EUR 23%, and CZK 45%.

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

Table 1  Transaction foreign exchange position Value at Risk

Value at Risk (VaR)                          2002                    2003
                                          (in million of CZK)
--------------------------------------------------------------------------

At December 31                              1,612                   1,467
Average for the year                        1,538                   1,322
Range for the year                  1,316 - 1,788           1,023 - 1,524

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
Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Fair values are calculated as at December 31, 2003. The information is presented in CZK, which is our reporting currency.

Table 2  Variable to variable derivatives

Outstanding notional amounts
--------------------------------------------------------------------------------------------------------

  Derivatives                 2004          2005         2006          2007         2008     Fair Value
                                (in million of CZK, except percentages)
--------------------------------------------------------------------------------------------------------

Variable to Variable (USD 12M Libor / USD 6M Libor)
--------------------------------------------------------------------------------------------------------

Notional Amounts               459           362          265           169           72           (11)
Average Pay Rate        12M Libor*    12M Libor*   12M Libor*    12M Libor*   12M Libor*
Average Receive Rate      6M Libor      6M Libor     6M Libor      6M Libor     6M Libor

Variable to Variable (USD 12M Libor / USD 6M Libor)
--------------------------------------------------------------------------------------------------------

Notional Amounts               641           641          641           641            -           (17)
Average Pay Rate       12M Libor**   12M Libor**  12M Libor**   12M Libor**            -
Average Receive Rate      6M Libor      6M Libor     6M Libor      6M Libor            -

Variable to Variable (CZK Pribor / USD Libor)
--------------------------------------------------------------------------------------------------------

Notional Amounts               545           430          315           201           86          (103)
                         6M Pribor     6M Pribor    6M Pribor     6M Pribor    6M Pribor
Average Pay Rate            +0.85%        +0.85%       +0.85%        +0.85%       +0.85%
                          6M Libor      6M Libor     6M Libor      6M Libor     6M Libor
Average Receive Rate         +0.3%         +0.3%        +0.3%         +0.3%        +0.3%

* If interest rate is in interval from 4.83% to 6.9%, we pay 4.83%
** If interest rate is in interval from 4.92% to 4.97%, we pay 4.92%

Table 3  Fixed to variable derivatives

Outstanding notional amounts
---------------------------------------------------------------------------------------------------------

Derivatives                    2004          2005          2006          2007         2008    Fair Value
                                (in million of CZK, except percentages)
---------------------------------------------------------------------------------------------------------

Fixed to Variable (EUR Euribor)
---------------------------------------------------------------------------------------------------------

Notional Amounts              1,620         1,620         1,620             -            -            19
Average Pay Rate        6M Euribor*   6M Euribor*   6M Euribor*             -            -
Average Receive Rate          7.25%         7.25%         7.25%             -            -

Fixed to Variable (CZK Pribor)
---------------------------------------------------------------------------------------------------------

Notional Amounts              2,296         2,296         2,296         2,296            -         (457)
                          6M Pribor     6M Pribor     6M Pribor     6M Pribor
Average Pay Rate              1.25%         1.25%         1.25%         1.25%            -
Average Receive Rate         7.125%        7.125%        7.125%        7.125%            -

Fixed to Variable (CZK Pribor)
---------------------------------------------------------------------------------------------------------

Notional Amounts              1,845         1,845         1,845                                    (128)
                          6M Pribor     6M Pribor     6M Pribor
Average Pay Rate             -4.68%        -4.68%        -4.68%
Average Receive Rate             0%            0%            0%

Fixed to Variable (CZK Pribor)
---------------------------------------------------------------------------------------------------------

Notional Amounts              1,833         1,833         1,833                                    (186)
                          6M Pribor     6M Pribor     6M Pribor
Average Pay Rate             +2.84%        +2.84%        +2.84%
Average Receive Rate          7.25%         7.25%         7.25%

Fixed to Variable (CZK Pribor)
---------------------------------------------------------------------------------------------------------

Notional Amounts                925           925           925                          -         (101)
                          6M Pribor     6M Pribor     6M Pribor
Average Pay Rate             +2.62%        +2.62%        +2.62%
Average Receive Rate          7.25%         7.25%         7.25%

* If interest rate is lower than 7.25%, we pay 6.665%.

Table 4  Variable to fixed derivatives

Outstanding notional amounts
----------------------------------------------------------------------------------------------------------
Derivatives                    2004         2005         2006          2007          2008      Fair Value
                                 (in million of CZK, except percentages)
----------------------------------------------------------------------------------------------------------

Variable to Fixed (USD Libor)
----------------------------------------------------------------------------------------------------------

Notional Amounts              2,113                                                                 (442)
Average Pay Rate              3.27%
                           6M Libor
Average Receive Rate          +0.3%

Variable to Fixed (EUR Libor)
----------------------------------------------------------------------------------------------------------

Notional Amounts              2,234        2,000        1,764         1,646                          (31)
Average Pay Rate             3.245%       3.245%       3.245%        3.245%
                        6M Pribor -  6M Pribor -  6M Pribor -   6M Pribor -
Average Receive Rate          0.05%        0.05%        0.05%         0.05%

Variable to Fixed (EUR Libor)
----------------------------------------------------------------------------------------------------------

Notional Amounts              3,904        3,904        3,904         3,904                           (8)
Average Pay Rate          6M Libor*
Average Receive Rate       6M Libor     6M Libor     6M Libor      6M Libor

* If interest rate is lower than 3.75%, we pay 2%.

Remaining derivatives with their fair value of minus 1,262 million CZK as at
December 31, 2003 represent fix to fix currency swaps, which are not subject to significant interest rate risk.

Table 5  Debt obligations denominated in USD

Expected Maturity Date
---------------------------------------------------------------------------------------------------------------

Obligations                        2004     2005      2006      2007     2008  Thereafter    Total      Fair
                                                                                                       Value
                     (in million of CZK, except percentages)
----------------------------------------------------------------------------------------------------------------

Fixed rate debt denominated in USD
----------------------------------------------------------------------------------------------------------------

Yankee bonds due 2007 at
7.125%                                -        -         -     4,545        -           -    4,545        4,545
Long-term debt                      109      109       109       109      109         560    1,105

Weighted average interest
rate, related to long-term
debt                               7.1%     7.1%      7.1%      7.1%     7.1%        7.1%

Variable rate debt denominated in USD
----------------------------------------------------------------------------------------------------------------

Long-term debt                    1,141    1,301     1,301     1,899      344           0    5,986
                                  Libor    Libor     Libor     Libor    Libor
Weighted average interest rate   +0.37%   +0.39%    +0.39%    +0.43%   +0.38%

Table 6   Debt obligations denominated in EUR

Expected Maturity Date
----------------------------------------------------------------------------------------------------------------

Obligations                        2004     2005      2006      2007     2008  Thereafter    Total        Fair
                                                                                                          Value
                     (in million of CZK, except percentages)
----------------------------------------------------------------------------------------------------------------

Fixed rate debt denominated in EUR
----------------------------------------------------------------------------------------------------------------

Euro bonds due 2006 at 7.25%          -        -     6,467         -        -           -    6,467        6,467
Long-term debt                      287      201       164       111      111         576    1,450
Weighted average interest
rate, related to long-tem
debt                               6.3%     5.9%      5.6%      5.6%     5.6%        5.6%

Variable rate debt denominated in EUR
----------------------------------------------------------------------------------------------------------------

Long-term debt                      187      133        83        40        0           0      443

                                Euribor  Euribor   Euribor   Euribor
Weighted average interest rate   +0.23%   +0.21%    +0.16%    +0.16%                    -

Table 7  Debt obligations denominated in CZK

Expected Maturity Date
----------------------------------------------------------------------------------------------------------------
  Obligations                       2004      2005      2006     2007      2008  Thereafter   Total        Fair
                                                                                                          Value
                     (in million of CZK, except percentages)
----------------------------------------------------------------------------------------------------------------

Fixed rate debt denominated in CZK
----------------------------------------------------------------------------------------------------------------

6th issue of zerocoupon
bonds due 2009                         -         -         -        -         -       3,057   3,057       3,607

7th issue due 2014 at 9,22%,
since 2006 variable rate CPI
+ 4,2%                                 -         -         -        -         -       2,494   2,494       3,336

8th issue due 2004 at 8,75%        3,000         -         -        -         -           -   3,000       3,000
9th issue due 2008 at 3,35%                                               2,987               2,987       2,890

6M Pribor +0.4%, due 2005              -     1,000         -        -         -           -   1,000       1,000

6M Pribor +1.3%, due 2005              -       500         -        -         -           -     500         500
Long-term debt                       591        48        51       43         -           -     733         733
Weighted average interest
rate, related to long-tem
debt                               9.88%     8.89%     8.87%   10.15%
Short-term debt                    2,320                                                      2,320       2,320
Weighted average interest
rate, related to long-tem
debt                               2.19%

Variable rate debt denominated in CZK
----------------------------------------------------------------------------------------------------------------

Long-term debt                       378       403       290      266       265       1,286   2,888       3,093
                                  Pribor    Pribor    Pribor   Pribor    Pribor      Pribor
Weighted average interest rate       +1%    +1.16%    +0.25%   -0.05%    -0.06%      -0.06%

Item 12.  Description of Securities Other than Equity Securities

Not applicable.

                                    PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of
         Proceeds

Not applicable.

Item 15. Controls and Procedures

Our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule
13a-14(c) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Annual Report, have concluded that, as of such date, our disclosure controls and procedures were effective.

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.  Audit Committee Financial Expert

Our Supervisory Board has determined that Mr. Pavel Suchy is an "audit committee financial expert" serving on the Audit Committee.

Item 16B.  Code of Ethics

Our Board of Directors adopted a code of ethics that applies to our Chief
Executive Officer, Chief Financial Officer, and Principal Accounting Officer.
This code of ethics for financial matters is posted on our website, www.cez.cz, and may be found as follows:

       1.     From our main web page first click on "For investors."
       2.     Next, click on "Corporate governance."
       3.     Finally, click on "Code of Ethics."

Item 16C.  Principal Accountant Fees and Services

Ernst & Young has served as our independent public accountant for each of the fiscal years in the two-year period ended December 31, 2003, for which audited financial statements appear in this Annual Report. The auditor is selected based on a public tender and approved by the supervisory board and the Audit
Committee. We have selected Ernst & Young as our auditor also for 2004.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young to us in 2003 and 2002.

                                                 2002           2003
                                                 ----           ----
                                                    (CZK millions)
Audit Fees(1)                                    11.2            17.2
Audit-related Fees(2)                             5.1            31.1
Tax Fees(3)                                       0.2             1.4
All other Fees(4)                                 0               0.5
                                              ---------      ---------
Total                                            16.5            50.2
                                              =========      =========
____________

(1)  Audit Fees consist of fees billed for the annual audit of the company's consolidated financial statements and the financial statements of the company's subsidiaries. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision of comfort letters and consents, attestation services relating to internal controls and the review of documents filed with the Securities and Exchange Commission.

(2)  Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company's financial statements or that are traditionally performed by the external auditor, and include post acquisition due diligence of REAS, audit of subsidiary CEPS, a. s. in connection with its sale, comfort letter on bond offering circular, accounting methodology consultations in the area of derivates hedging and consolidation and internal control reviews.

(3)  Tax Fees include fees billed for tax consultations, such as assistance in connection with tax audits and appeals and advice on various corporate income tax issues.

(4)  All other fees include fees billed for training related to European union accession and comparative study of European utilities.

Audit Committee Pre-approval Policies and Procedures

Our Audit Committee is responsible mainly for the oversight of internal audit department and communication with external independent auditors. Under Czech law, the Board of Directors is required to make all decisions regarding our
Company, unless the authority to make a decision is delegated by statute or by articles of association to the General Meeting or to the Supervisory Board. It
is not possible that our Audit Committee take decisions on its own, without appropriate formal action being taken by the Board of Directors, General
Meeting, or the Supervisory Board. For these reasons, our Supervisory Board is in fact formally making certain decisions generally required to be made by the
Audit Committee. The Supervisory Board is a board of non-executive directors and, among other decisions, it approves the selection of independent auditors, their fees and pre-approves audit and non-audit services. Our Audit Committee is also involved in these processes but only through its consideration and discussion of the matters to be formally approved by our Supervisory Board.

During 2003 our Audit Committee discussed, and our Supervisory Board formally pre-approved our independent auditor's services on a case-by-case basis for specific projects, such as due diligence engagements, or a general pre-approval was granted in areas such as tax services. All services, which were performed during 2003 by our independent auditors and fall under the pre-approval requirement, were discussed by our Audit Committee and were formally pre-approved by our Supervisory Board. Neither our Audit Committee nor our
Supervisory Board delegated any of their pre-approval authorities to any other committee or person.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

                                    PART III

Item 17.  Financial Statements

The Company has elected to provide financial statements for the fiscal year ended December 31, 2003 and the related information pursuant to Item 18.

Item 18.  Financial Statements

The following financial statements are filed as part of this Annual Report on
Form 20-F:

Report of independent auditors                                                                                 F-1

Consolidated balance sheets as of December 31, 2003 and 2002                                                   F-5
Consolidated statements of income for the years ended December 31, 2003, 2002, and 2001                        F-7
Consolidated statements of shareholders' equity for the years ended December 31, 2003, 2002, and 2001          F-8
Consolidated statements of cash flows for the years ended December 31, 2003, 2002, and 2001                    F-9
Notes to consolidated financial statements as of December 31, 2003.                                            F-11

Item 19.  Exhibits

1.        Articles of Association (Stanovy) of CEZ, a. s.

4.1*      Share Purchase Agreement between Fond narodniho majetku Ceske republiky as Seller and CEZ, a. s. as Purchaser, dated June 28, 2002

4.2*      Share Purchase Agreement between CEZ, a. s. as Seller and OSINEK, a.s.
          as Purchaser, dated June 28, 2002

4.3*      Share Purchase Agreement between Ceska konsolidacni agentura as Seller and CEZ, a. s. as Purchaser, dated July 22, 2002

4.4*      Share Purchase Agreement between CEZ, a. s. as Seller and Czech
          Republic - Ministry of Labor and Social Affairs as Purchaser, dated
          August 19, 2002

4.5       Collective Bargaining Agreement, dated January 29, 2004

8.        List of Subsidiaries

12.1      Certification of Martin Roman, our Chief Executive Officer, pursuant to Section 302 of the Sarbanes- Oxley Act of 2002

12.2      Certification of David Svojitka, our Chief Financial Officer, pursuant to Section 302 of the Sarbanes- Oxley Act of 2002

13.**     Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

__________

*    This exhibit is incorporated by reference to the Exhibits filed with our
     Annual Report on Form 20-F dated June 25, 2003.
**   This document is being furnished in accordance with SEC Release Nos.
     33-8212 and 34-47551.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and the Supervisory Board of CEZ, a. s.:

We have audited the accompanying consolidated balance sheets of CEZ, a. s. ("the
Group") as of December 31, 2003, and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Severoceska energetika, a.s., and Severomoravska energetika, a.s., which statements reflect 4% of total consolidated assets as of
December 31, 2003, and 21% of total consolidated operating revenues for the year then ended. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Severoceska energetika, a.s., and Severomoravska energetika, a.s., is based solely on the reports of the other auditors. The consolidated financial statements of the Group as of December 31, 2001, and for the year then ended were audited by other auditors who have ceased operations and whose report dated
March 12, 2002, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CEZ, a. s., as of December 31,
2003, and 2002, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2003, in conformity with
International Financial Reporting Standards.

International Financial Reporting Standards, as published by the International
Accounting Standards Board, vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 29 of the consolidated financial statements.

/S/ Ernst & Young CR, s.r.o.

April 23, 2004
Prague, Czech Republic

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Severomoravska energetika, a.s.

We have audited the accompanying balance sheet of Severomoravska energetika,
a.s. ("the Company") as of December 31, 2003 and the related statement of income and shareholders' equity for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with US generally accepted auditing standards (US GAAS), which will be accepted as auditing standard of the Public
Company Accounting Oversight Board (United States) after the date of our report.
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

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Severomoravka energetika, a.s. as of December 31, 2003 and the results of its operations and its cash flows for the year ended December 31, 2003, in conformity with International Financial
Reporting Standards.

/S/ Otakar Hora
Partner KPMG Ceska republika, s.r.o.

23 April 2004
Prague, Czech Republic

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Severoceska energetika, a.s.:

We have audited the accompanying balance sheet of Severoceska energetika, a.s.
("the Company") as of December 31, 2003 and the related statement of income and shareholders' equity for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with US generally accepted auditing standards (US GAAS), which will be accepted as auditing standard of the Public
Company Accounting Oversight Board (United States) after the date of our report.
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

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Severoceska energetika, a.s. as of
December 31, 2003 and the results of its operations and its cash flows for the year ended December 31, 2003, in conformity with International Financial
Reporting Standards.

/S/ Otakar Hora
Partner KPMG Ceska republika, s.r.o.

23 April 2004
Prague, Czech Republic

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
Recognition and Measurement.

Arthur Andersen Ceska republika, k.s.

Prague, Czech Republic
March 12, 2002

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 and 2002 (The accompanying notes are an integral part of these consolidated financial statements)

in CZK Millions

                                                                                             2003           2002
                                                                                          ----------     ---------
Assets

Property, plant and equipment:

    Plant in service                                                                       363,165       242,338
    Less accumulated provision for depreciation                                            150,426       103,355
                                                                                          ----------     ---------
       Net plant in service (Note 3)                                                       212,739       138,983
    Nuclear fuel, at amortized cost                                                          9,574         7,931
    Construction work in progress                                                           10,204        56,513
                                                                                          ----------     ---------
       Total property, plant and equipment                                                 232,517       203,427

Other non-current assets:

    Investment in associates                                                                10,999         5,880
    Investments and other financial assets, net (Note 4)                                     8,642         5,723
    Intangible assets, net (Note 5)                                                          1,997         1,174
    Deferred tax assets (Note 21)                                                              288             -
                                                                                          ----------     ---------
       Total other non-current assets                                                       21,926        12,777
                                                                                          ----------     ---------
           Total non-current assets                                                        254,443       216,204

Current assets:

    Cash and cash equivalents (Note 8)                                                       4,014         4,225
    Receivables, net (Note 9)                                                                7,063         4,040
    Income tax receivable                                                                      103         1,994
    Materials and supplies, net                                                              3,242         2,467
    Fossil fuel stocks                                                                         979           618
    Other current assets (Note 10)                                                           4,299         1,917
                                                                                          ----------     ---------
       Total current assets                                                                 19,700        15,261
                                                                                          ----------     ---------

Total assets                                                                               274,143       231,465
                                                                                          ==========     ==========

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 and 2002
(The accompanying notes are an integral part of these consolidated financial statements)

continued

                                                                                             2003          2002
                                                                                          ----------     ---------
Shareholders' equity and liabilities

Shareholders' equity:

    Stated capital                                                                          59,152        59,041
    Retained earnings and other reserves                                                    90,535        84,634
                                                                                          ----------     ---------
       Total shareholders' equity (Note 11)                                                149,687       143,675

Minority interest                                                                            7,893             -

Long-term liabilities:

    Long-term debt, net of current portion (Note 12)                                        30,965        35,729
    Accumulated provision for nuclear decommissioning
       and fuel storage (Note 14)                                                           28,164        23,866
    Other long-term liabilities                                                                357             -
                                                                                          ----------     ---------
       Total long-term liabilities                                                          59,486        59,595

Deferred tax liability (Note 21)                                                            14,721        12,541

Current liabilities:

    Short-term loans (Note 15)                                                               2,320             -
    Current portion of long-term debt (Note 12)                                              5,691         4,235
    Trade and other payables (Note 17)                                                      20,578         8,934
    Income taxes payable                                                                     3,203           256
    Accrued liabilities (Note 18)                                                           10,564         2,229
                                                                                          ----------     ---------
       Total current liabilities                                                            42,356        15,654
                                                                                          ----------     ---------
Total shareholders' equity and liabilities                                                 274,143       231,465
                                                                                          ==========     ==========

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2003, 2002
and 2001
(The accompanying notes are an integral part of these consolidated financial statements)

in CZK Millions

                                                                                  2003         2002          2001
                                                                                ----------  ----------     ---------
Revenues:

    Sales of electricity (Note 19)                                               79,548        52,938        53,300
    Heat sales and other revenues                                                 5,268         2,640         2,755
                                                                                ----------  ----------     ---------
       Total revenues                                                            84,816        55,578        56,055

Operating expenses:

    Fuel                                                                         14,307        12,894        13,220
    Purchased power and related services                                         21,100         7,328         6,389
    Repairs and maintenance                                                       4,226         3,847         3,476
    Depreciation and amortization                                                17,611        11,721         9,366
    Salaries and wages                                                            7,994         3,854         3,946
    Materials and supplies                                                        3,670         1,838         1,851
    Other operating expenses (Note 20)                                            8,408         2,842         3,129
                                                                                ----------  ----------     ---------
       Total expenses                                                            77,316        44,324        41,377
                                                                                ----------  ----------     ---------
Income before other expenses (income) and income taxes                            7,500        11,254        14,678

Other expenses (income):

    Interest on debt, net of capitalized interest (Note 2.9)                      1,714           582           796
    Interest on nuclear provisions (Note 2.22 and 14)                             1,680         1,532         1,463
    Interest income                                                                (319)         (149)         (177)
    Foreign exchange rate losses (gains), net                                    (1,915)       (3,340)       (2,110)
    Other expenses (income), net (Note 22)                                          744         1,330         1,774
    Income from associates (Note 2.3)                                            (1,063)         (497)         (360)
                                                                                ----------  ----------     ---------
       Total other expenses (income)                                                841          (542)        1,386
                                                                                ----------  ----------     ---------
Income before income taxes                                                        6,659        11,796        13,292

Income taxes (Note 21)                                                              208         3,375         4,169
                                                                                ----------  ----------     ---------
Income after income taxes                                                         6,451         8,421         9,123

Minority interest                                                                   519             -             -
                                                                                ----------  ----------    ----------
Net income                                                                        5,932         8,421         9,123
                                                                                ==========  ==========    ==========

Net income per share (CZK per share) (Note 26)
    Basic                                                                          10.0          14.3          15.4
    Diluted                                                                        10.0          14.2          15.4

Average number of shares outstanding (000s) (Notes 11 and 26)
    Basic                                                                       590,772       590,363       591,926
    Diluted                                                                     592,211       592,150       592,088

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31,
2003, 2002 and 2001 (The accompanying notes are an integral part of these consolidated financial statements)

in CZK Millions

                                                Number of                   Transla        Fair value
                                                Shares (in     Stated        -tion          and Other    Retained      Total
                                                thousand)      Capital      Difference      Reserves     Earnings      Equity
                                              -------------  ----------  ---------------  ------------  ----------  ------------
December 31, 2000, as previously reported         592,088       59,209             -            -        70,233       129,442

   Effect of adopting IAS 39 (Note 2.4)                 -            -             -            -          (496)         (496)
                                              -------------  ----------  ---------------  ------------  ----------  ------------
January 1, 2001, as restated                      592,088       59,209             -            -        69,737       128,946

   Net income                                           -            -             -            -         9,123         9,123
   Acquisition of treasury shares                  (1,950)        (159)            -            -             -          (159)
   Dividends declared                                   -            -             -            -        (1,184)       (1,184)
                                              -------------  ----------  ---------------  ------------  ----------  ------------
December 31, 2001                                 590,138       59,050             -            -        77,676       136,726

   Additional paid-in capital                         123           12             -            -             -            12
   Net income                                           -            -             -            -         8,421         8,421
   Acquisition of treasury shares                  (1,950)        (181)            -            -             -          (181)
   Sale of treasury shares                          1,965          160             -            -            17           177
   Dividends declared                                   -            -             -            -        (1,480)       (1,480)
                                              -------------  ----------  ---------------  ------------  ----------  ------------
December 31, 2002 as previously reported          590,276       59,041             -            -        84,634       143,675

   Change in accounting policy - effect of
    change in group structure (Note 2.4)                -            -             -            -           609           609
                                              -------------  ----------  ---------------  ------------  ----------  ------------
January 1, 2003, as restated                      590,276       59,041             -            -        85,243       144,284

   Net income                                           -            -             -            -         5,932         5,932
   Change in fair value of
    available-for-sale financial assets
    recognized in equity                                -            -             -         (101)            -          (101)
   Gain on sale of subsidiary CEPS, net of
    tax (Note 25)                                       -            -             -            -         7,162         7,162
   Effect of acquisition of REAS on equity
    (Note 6)                                            -            -             -            -        (5,023)       (5,023)
   Sale of treasury shares                          1,190          111             -            -            (5)          106
   Dividends declared                                   -            -             -            -        (2,657)       (2,657)
   Returned dividends on treasury shares                -            -             -            -             4             4
   Share options                                        -            -             -           21             -            21
   Share on equity movements of associates              -            -             -            -           (25)          (25)
   Other movements                                      -            -             1           (1)          (16)          (16)
                                              -------------  ----------  ---------------  ------------  ----------  ------------
December 31, 2003                                 591,466       59,152             1          (81)       90,615       149,687
                                              =============  ==========  ===============  ============  ==========  ============

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2003,
2002 and 2001 (The accompanying notes are an integral part of these consolidated financial statements)

in CZK Millions

                                                                                    2003         2002           2001
                                                                                  ----------   -----------   -----------
Operating activities:

    Income before income taxes                                                        6,659        11,796       13,292

    Adjustments to reconcile income before income taxes to net cash provided by operating activities:
             Depreciation, amortization and asset write-offs                         17,619        11,735        9,429
             Amortization of nuclear fuel                                             3,484         2,071        1,644
             (Gain) loss on fixed asset retirements, net                               (384)         (363)          50
             Foreign exchange rate loss (gain), net                                  (1,915)       (3,340)      (2,110)
             Interest expense, interest income and dividend income, net               1,054           356          555
             Provision for nuclear decommissioning and fuel storage                   3,656           641          387
             Provisions for doubtful accounts, environmental claims and other
                adjustments                                                           1,602           (53)         217
             Income from associates                                                  (1,063)         (497)        (360)

             Changes in assets and liabilities:
                Receivables                                                           1,138          (282)      (1,034)
                Materials and supplies                                                 (152)           44           48
                Fossil fuel stocks                                                     (343)           39           56
                Other current assets                                                  1,903           334         (387)
                Trade and other payables                                              2,141           353        1,809
                Accrued liabilities                                                   1,103          (363)         421
                                                                                  ----------   -----------   -----------

                    Cash generated from operations                                   36,502        22,471       24,017

       Income taxes paid                                                                (44)       (3,395)      (1,820)
       Interest paid, net of capitalized interest                                    (1,601)         (434)        (744)
       Interest received                                                                316           149          178
       Dividends received                                                               587           210          131
                                                                                  ----------   -----------   -----------
             Net cash provided by operating activities                               35,760        19,001       21,762
                                                                                  ----------   -----------   -----------
Investing activities:

       Acquisition of subsidiaries, net of cash acquired                            (28,374)            -            -
       Proceeds from disposal of a subsidiary, net of cash disposed of               12,208             -            -
       Additions to property, plant and equipment and other non-current
          assets, including capitalized interest (Note 2.9)                         (23,942)      (10,419)     (15,318)
       Proceeds from sales of fixed assets                                            9,585         1,078          163
       Change in decommissioning and other restricted funds                            (407)         (594)        (788)

             Total cash used in investing activities                                (30,930)       (9,935)     (15,943)
                                                                                  ----------   -----------   -----------

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2003,
2002 and 2001
(The accompanying notes are an integral part of these consolidated financial statements)

continued

                                                                                  2003           2002          2001
                                                                                ----------     ----------    ---------
Financing activities:

       Proceeds from borrowings                                                    31,284         8,446        6,737
       Payments of borrowings                                                     (33,736)      (13,864)     (11,776)
       Proceeds from other long-term liabilities                                      131             -            -
       Payments of other long-term liabilities                                        (66)            -            -
       Dividends paid to group shareholders                                        (2,640)       (1,480)      (1,174)
       Dividends paid to minority interests                                          (227)            -            -
       Acquisition / sale of treasury shares                                          106            (4)        (159)
                                                                                ----------     ----------    ---------

             Total cash used in financing activities                               (5,148)       (6,902)      (6,372)
                                                                                ----------     ----------    ---------
Net effect of currency translation in cash                                            (59)         (219)         (89)
                                                                                ----------     ----------    ---------

Net increase (decrease) in cash and cash equivalents                                 (377)        1,945         (642)

Cash and cash equivalents at beginning of period                                    4,225         2,280        2,922

    Effect of change in group structure on opening balance of cash and cash
       equivalents                                                                    166             -            -
                                                                                ----------     ----------    ---------
Cash and cash equivalents at beginning of period, as restated                       4,391         2,280        2,922
                                                                                ----------     ----------    ---------
Cash and cash equivalents at end of period                                          4,014         4,225        2,280
                                                                                ==========     ==========    =========

Supplementary cash flow information

Total cash paid for interest                                                        2,538         2,562        3,527

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003

1.   The Company

CEZ, a. s. ("CEZ" or "the Company") is a Czech Republic joint-stock company, owned 67.6% at December 31, 2003 by the Czech Republic National Property Fund.
The remaining shares of the Company are publicly held. The address of the
Company's registered office is Duhova 2/1444, Praha 4, 140 53, Czech Republic.
The average number of employees of the Company and its consolidated subsidiaries was 16,093, 7,806 and 8,532 for the year 2003, 2002 and 2001, respectively.

CEZ is an electricity generation company, which produced approximately 73% of the electricity and a portion of the district heating in the Czech Republic in
2003. The Company sells a substantial portion of its electricity production to eight distribution companies ("REAS") in the Czech Republic which distribute the electricity to end customers (see Note 19). The Company operates ten fossil fuel plants, thirteen hydroelectric plants and two nuclear plants.

The Company is a parent company of the CEZ Group ("the Group"), which is primarily engaged in the business of production and distribution of electricity
(see Notes 2.3 and 7).

In November 2000 the Czech Parliament passed The Act on Conditions of Business
Activity and State Administration in the Energy Industries and on State Power
Inspection (the "Energy Law"), which replaced the previous Energy Law effective from January 1, 1995. The Energy Law provides the conditions for business activities, performance of public administration and regulation in the energy sectors, including electricity, gas and heat, as well as the rights of and obligations of individuals and legal entities related thereto. The business activities in the energy sectors in the Czech Republic may only be pursued by individuals or legal entities upon the basis of government authorization in the form of licenses granted by the Energy Regulatory Office.

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

The Energy Regulatory Office was established as the administrative office to exercise regulation in the energy sector of the Czech Republic, to support economic competition and to protect consumers' interests in sectors where competition is not possible. The Energy Regulatory Office decides on the granting of a license, imposition of the supply obligation beyond the scope of the license, imposition of the obligation to let another license holder use energy facilities in cases of emergency, to exercise the supply obligation beyond the scope of the license and price regulation based on special legal regulations. The State Energy Inspection Board is the inspection body supervising the activities in the energy sector.

Third-party access is being introduced gradually between 2002 and, at the latest, 2006 at which time all electricity customers will be able to purchase electricity from any distributor, eligible generator, or trader.

On March 11, 2002 the Government decided to sell its shares in the eight REAS, which are held by the National Property Fund and Czech Consolidation Agency, to
CEZ and to purchase from CEZ a 66% share in its transmission subsidiary CEPS.
The transaction was carried out on April 1, 2003 (see Notes 2.3, 6, and 25).

Through this transaction CEZ has acquired a majority share in five REAS, and a minority share in three REAS. However, the Economic Competition Protection
Authority has ruled that CEZ should sell its shares in one of the REAS in which it acquired a majority share and in three of the REAS in which it acquired a minority share. The Economic Competition Protection Authority has also decided that CEZ should sell its remaining equity share in CEPS. Following the decisions of the Economic Competition Protection Authority, CEZ has sold in September 2003 its shares in two of the three REAS (Jihoceska energetika, a.s., a Jihomoravska energetika, a.s.), where CEZ previously acquired minority shares.

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
28.

2.2. Financial Statements

The accompanying consolidated financial statements of CEZ are prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the IASB, and International
Accounting Standards and Standing Interpretations Committee interpretations approved by the IASC that remain in effect. They are prepared under the historical cost convention, except when IFRS requires that certain financial assets and liabilities be stated at fair value (see Note 2.19).

2.3. Group Accounting

a. Group Structure

The financial statements include the accounts of CEZ, a. s., its subsidiaries and associates, which are shown in the Note 7. Other investments are excluded from the consolidation because the impact on the consolidated financial statements would not be significant. These investments are included in the balance sheet under investments and other non-current assets and are stated at cost net of provision for diminution in value (see Note 4).

b. Subsidiaries

Subsidiaries, which are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies are consolidated.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries from unrelated parties. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition.
The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill.

In case of acquisitions of subsidiaries from entities under common control the assets and liabilities of the acquired subsidiaries are initially included in the consolidated financial statements at their book values at the date of acquisition. The difference between the cost of acquisition and the share of the book value of net assets of the subsidiary acquired is recorded directly in equity.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated; unrealized losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

c. Associates

Investments in associates are accounted for by the equity method of accounting.
Under this method the company's share of the post-acquisition profits or losses of associates is recognized in the income statement and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment.
Associates are entities over which the Group generally has between 20% and 50%
of the voting rights, or over which the Group has significant influence, but which it does not control.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill (net of accumulated amortization) on acquisition. When the
Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not to recognize further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

2.4. Change in Accounting Principle

a. Adoption of IAS 39

In 2001 the Company adopted International Accounting Standard IAS 39, Financial
Instruments: Recognition and Measurement. Following the introduction of IAS 39, available-for-sale investments are carried at fair value and all derivative financial instruments are recognized as assets or liabilities. The opening balance of retained earnings at January 1, 2001 was adjusted.

b. Change in group structure

In 2003 the Company included in the consolidated group certain companies, which previously have not been consolidated, because the impact on the consolidated financial statements was not significant. In previous periods the investments in these companies have been included in other financial assets as available for sale financial investments. The impact of consolidation of the previously unconsolidated subsidiaries and associates was recorded in 2003 directly in equity by adjusting the opening balance of retained earnings (see Note 7).
Comparative information has not been restated, because it was impracticable to do so.

c. Comparatives

Certain prior year financial statement items have been reclassified to conform to the current year presentation.

2.5. Measurement Currency

Based on the economic substance of the underlying events and circumstances relevant to the Company, the measurement currency of the Company has been determined to be the Czech crown (CZK).

2.6. Estimates

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

2.7. Revenues

The Group recognizes revenue from supplies of electricity and related services based on contract terms. Any differences between contracted amounts and actual supplies are estimated from meter readings and settled through the market operator.

2.8. Fuel Costs

Fuel costs are expensed as fuel is consumed. Fuel expense includes the amortization of the cost of nuclear fuel. Amortization of nuclear fuel charged to fuel expense was CZK 3,484 million, CZK 2,071 million and CZK 1,644 million for the years ended December 31, 2003, 2002 and 2001, respectively. The amortization of nuclear fuel includes charges in respect of additions to the accumulated provision for interim storage of spent nuclear fuel to the extent they relate to the nuclear fuel consumed during the current accounting period
(see Note 14). Such charges amounted to CZK 113 million, CZK 82 million and CZK
107 million in 2003, 2002 and 2001, respectively.

2.9. Interest

The Group capitalizes all interest costs incurred in connection with its construction program that theoretically could have been avoided if expenditures for the assets had not been made. Such capitalized interest costs amounted to
CZK 937 million, CZK 2,128 million and CZK 2,783 million, which was equivalent to an interest capitalization rate of 7.4%, 7.5% and 7.5% in 2003, 2002 and
2001, respectively.

2.10. Property, Plant and Equipment

Property, plant and equipment are recorded at cost net of accumulated depreciation. Cost of plant in service includes materials, labor, payroll-related costs and the cost of debt financing used during construction.
The cost also includes the estimated cost of dismantling and removing the asset and restoring the site, to the extent that it is recognized as a provision under
IAS 37, Provisions, Contingent Liabilities and Contingent Assets. In case that during the construction of an asset in 2002 and 2001 the constructed asset produces products or services, which are sold, the revenues from such sales are deducted from the original cost of that asset. Government grants received for construction of certain environmental installations decrease the acquisition cost of the respective items of property, plant and equipment.

The cost of maintenance, repairs, and replacement of minor items of property is charged to maintenance expense when incurred. Renewals and improvements are capitalized. Upon sale or retirement of property, plant and equipment, the cost and related accumulated depreciation are eliminated from the accounts. Any resulting gains or losses are included in the determination of net income.

The Group periodically reviews the recoverable amounts of its property, plant and equipment to determine whether such amounts continue to exceed the assets'
carrying values.

Depreciation
------------

The Group depreciates the original cost of property, plant and equipment by using the straight-line method over the estimated economic lives. The depreciable lives used for property, plant and equipment are as follows:

                                                               Lives
                                                          ---------------
           Buildings and structures                           25 - 50
           Machinery and equipment                             4 - 25
           Vehicles                                            4 - 20
           Furniture and fixtures                              8 -15

Average depreciable lives based on the functional use of property are as follows:

                                                           Average Life
                                                         ---------------
           Hydro plants
              Buildings and structures                          44
              Machinery and equipment                           16

           Fossil fuel plants
              Buildings and structures                          32
              Machinery and equipment                           14

           Nuclear power plant
              Buildings and structures                          32
              Machinery and equipment                           17

           Electricity distribution grid                        30
           Transformer stations                                 12

Depreciation of plant in service was CZK 17,066 million and CZK 11,375 million for the years ended December 31, 2003 and 2002, which was equivalent to a composite depreciation rate of 5.7% and 5.6%, respectively.

2.11. Nuclear Fuel

Nuclear fuel is stated at original cost, net of accumulated amortization.
Amortization of fuel in the reactor is based on the amount of power generated.

Nuclear fuel includes capitalized costs of provisions (see Note 2.22). Such capitalized costs at net book value amounted to CZK 360 million at December 31,
2003.

2.12. Intangible Assets, Net

Intangible assets are valued at their acquisition cost and related expenses.
Intangible assets are amortized over their useful life using the straight-line method. The estimated useful life of intangible assets ranges from 4 to 15 years.

2.13. Investments

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

Available-for-sale and trading investments are subsequently carried at fair value without any deduction for transaction costs by reference to their quoted market price at the balance sheet date. Equity securities classified as available-for-sale and trading investments that do not have a quoted market price in an active market are measured at cost. The carrying amounts of such investments are reviewed at each balance sheet date for impairment.

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

2.14. Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, current accounts with banks and short-term bank notes with a maturity of three months or less (see Note 8).
Foreign currency deposits are translated at December 31, 2003 and 2002 exchange rates, respectively.

2.15. Cash Restricted in Its Use

Restricted balances of cash shown under other non-current financial assets as restricted funds (see Note 4) relate to deposits for ash storage reclamation, funding of nuclear decommissioning liabilities and cash guarantees given to swap transaction partners. The non-current classification is based on the expected timing of the release of the funds to the Company.

2.16. Receivables, Payables and Accruals

Receivables are recognized and carried at original invoice amount less an allowance for any uncollectable amounts. At December 31, 2003 and 2002 the allowance for uncollectable receivables amounted to CZK 2,317 million and CZK
728 million, respectively.

Payables are recorded at invoiced values and accruals are reported at expected settlement values.

2.17. Materials and Supplies

Materials and supplies are principally composed of maintenance materials and spare parts for repairs and maintenance of tangible assets. Cost is determined by using weighted average cost, which approximates actual cost. These materials are recorded in inventory when purchased and then expensed or capitalized to plant, as appropriate, when used. The Group records a provision for obsolete inventory as such items are identified.

2.18. Fossil Fuel Stocks

Fossil fuel stocks are stated at weighted average cost, which approximates actual cost.

2.19. Derivative Financial Instruments

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

     -    a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

     -    the hybrid (combined) instrument is not measured at fair value with changes in fair value reported in net profit or loss.

2.20. Income Taxes

The provision for corporate tax is calculated in accordance with Czech tax regulations and is based on the income or loss reported under Czech accounting regulations, adjusted for appropriate permanent and temporary differences from
Czech taxable income. In the Czech Republic, income taxes are calculated on an individual company basis as the tax laws do not permit consolidated tax returns.
Current income taxes are provided at a rate of 31% for each of the years ended
December 31, 2003 and 2002, after adjustments for certain items which are not deductible, or taxable, for taxation purposes.

Certain items of income and expense are recognized in different periods for tax and financial accounting purposes. Deferred income taxes are provided on temporary differences between financial statement and taxable income at the subsequent year's tax rate using the liability method. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Income tax rates are published the year preceding their effectiveness and for 2004 the rate will be 28% (see Note 21).

Deferred tax assets and liabilities are recognized regardless of when the temporary difference is likely to reverse. Deferred tax assets and liabilities are not discounted. Deferred tax assets are recognized when it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilized. A deferred tax liability is recognized for all taxable temporary differences, except goodwill for which amortization is not deductible for tax purposes. Deferred tax assets and liabilities of group companies are not offset in the balance sheet.

Current tax and deferred tax are charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity.

2.21. Long-term Debt

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

2.22. Nuclear Provisions

Group has recognized provisions for its obligations to decommission its nuclear power plants at the end of their operating lives, to store the related spent nuclear fuel initially on an interim basis and provision for its obligation to provide financing for subsequent permanent storage of spent fuel and irradiated parts of reactors.

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

The decommissioning process is expected to continue for approximately a sixty-year period subsequent to the final operation of the plants. Furthermore, spent nuclear fuel will be stored on a temporary basis until approximately 2060 when permanent storage facilities are planned to become available. While the
Group has made its best estimate in establishing its nuclear provisions, because of potential changes in technology as well as safety and environmental requirements, plus the actual time scale to complete decommissioning and fuel storage activities, the ultimate provision requirements could either increase or decrease significantly from the Group's current estimates.

Since 2002, pursuant to a proposed interpretation of the International Financial
Reporting Interpretation Committee ("IFRIC"), changes in a decommissioning liability that result from a change in the current best estimate of cash flows required to settle the obligation or a change in the discount rate are added to
(or deducted from) the amount recognized as the related asset to the extent the change relates to future periods. However, to the extent that such a treatment would result in a negative asset, the effect of the change should be recognized in the income for the current period. To the extent the change relates to the current or prior periods, it is reported as income or expense for the current period. Until 2001 the changes in a decommissioning liability were recognized as income or expense for the period.

2.23. Leases

a. A Group company is a lessee

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability.
Finance charges are charged directly against income.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset should be fully depreciated over the shorter of the lease term or its useful life

b. A Group company is the lessor

When assets are leased out under a finance lease, the present value of the lease payments is recognized as a receivable. The difference between the gross receivable and the present value of the receivable is recognized over the lease term as finance income. Lease income is recognized over the term of the lease using the net investment method, which reflects a constant periodic rate of return.

Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar owned property, plant and equipment.
Rental income (net of any incentives given to lessees) is recognized on a straight-line basis over the lease term.

2.24. Treasury Shares

Treasury shares are presented in the balance sheet as a deduction from equity.
The acquisition of treasury shares is presented in the statement of equity as a reduction to equity. No gain or loss is recognized in the income statement on the sale, issuance, or cancellation of treasury shares. Consideration received is presented in the financial statements as an addition to equity.

2.25. Share Options

Board of directors, certain members of management of the Company and the
Supervisory Board members have been granted options to purchase common shares of the Company. Employee compensation expense is measured on the date of the grant to the extent the quoted market price of the shares exceeds the exercise price of the share options.

2.26. Translation of Foreign Currencies

Foreign currency transactions are translated into the measurement currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges.

Translation differences on debt securities and other monetary financial assets measured at fair value are included in foreign exchange gains and losses.
Translation differences on non-monetary items such as equities held for trading are reported as part of the fair value gain or loss. Translation differences on available-for-sale equities are included in the revaluation reserve in equity.

The assets and liabilities of foreign subsidiaries are translated at the rate of exchange ruling at the balance sheet date. The income statements of foreign subsidiaries are translated at weighted average exchange rates for the year. The exchange differences arising on the retranslation are taken directly to equity.
On disposal of a foreign entity, accumulated exchange differences are recognized in the income statement as a component of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the acquiring company and are recorded at the exchange rate at the date of the transaction.

3.   Net Plant in Service

Net plant in service at December 31, 2003 and 2002 is as follows (in CZK millions):

                                                       Plant and
                                          Buildings     Equip-         Land and
                                                        ment             Other       Total 2003   Total 2002
                                          ---------  ------------     -----------  ------------  -----------
Cost - opening balance                      74,661      166,908           769       242,338       180,252

   Plant additions                          13,715       41,728           119        55,562        63,343
   Retirements                              (1,292)     (2,739)          (50)        (4,081)       (1,257)
   Acquisition of subsidiaries              50,603       32,566           794        83,963             -
   Disposal of subsidiaries                 (7,281)     (7,269)          (67)       (14,617)            -
                                          ---------  ------------     -----------  ------------  -----------

Cost - closing balance                     130,406      231,194         1,565       363,165       242,338
                                          ---------  ------------     -----------  ------------  -----------

Accumulated deprec. and
   allowances - opening balance            (29,001)     (74,354)            -     (103,355)      (92,614)

   Depreciation                             (3,703)     (13,263)           (3)     (16,969)      (11,375)
   Net book value of assets disposed          (646)        (663)            -       (1,309)         (558)
   Retirements                               1,292        2,739             5        4,036         1,257
   Acquisition of subsidiaries             (22,069)     (18,746)           (6)     (40,821)           -
   Disposal of subsidiaries                  3,487        4,600             -        8,087            -
   Change in allowances                        (37)          10           (68)         (95)          (65)
                                          ---------  ------------     -----------  ------------  -----------
Accumulated deprec. and
allowances - closing balance               (50,677)     (99,677)          (72)    (150,426)     (103,355)
                                          ---------  ------------     -----------  ------------  -----------
Net plant in service - closing
   balance                                  79,729      131,517         1,493      212,739       138,983

At December 31, 2003 and 2002, plant and equipment included the capitalized costs of nuclear provisions as follows:

                                                    2003            2002
                                                 ---------       ----------
Cost                                               11,464         10,461
Accumulated depreciation                           (3,778)        (2,896)
                                                 ---------       ----------
   Total net book value                             7,686          7,565
                                                 =========       ==========

At December 31, 2002 capitalized costs of provisions related to second unit of
Temelin nuclear power plant were included in construction work in progress and amounted to CZK 873 million, of which CZK 619 million related to plant and equipment and CZK 254 million related to nuclear fuel.

The carrying value of plant and equipment held under finance lease at December
31, 2003 is CZK 173 million. In 2002 the Group had no finance lease contracts
(see Note 16).

In 2003 and 2002 the Group capitalized CZK 0 million and CZK 1,373 million of revenues, which were earned during the construction of assets (see Note 2.10).

None of the Group's plant in service is pledged as security for liabilities.

4.   Investments and Other Financial Assets, Net

Investments at December 31, 2003 and 2002 consist of the following (in CZK millions):

                                                         2003            2002
                                                      ---------       ----------
Investments in REAS, net (see Note 6)                    3,401          1,937
Financial assets available for sale, net                 2,262          1,969
Restricted funds for nuclear decommissioning             1,245            944
Other restricted funds                                   1,069            735
Long-term receivables, net                                 665            138
                                                      ---------       ----------
   Total                                                 8,642          5,723
                                                      =========       ==========

Investments in REAS represent shares and share rights of certain of the Czech electric distribution companies REAS. In 2003 the investments in REAS represents a 34% share in Prazska energetika, a.s., which based on the decision of the
Economic Competition Protection Authority has to be sold in the future.
Financial assets available for sale include also other majority and minority shareholdings in operationally related companies (see Note 2.3).

At December 31, 2003 and 2002 impairment provisions for financial assets available for sale amounted to CZK 909 million and CZK 190 million, respectively. Impairment provision for investment in REAS (Prazska energetika,
a.s.) was CZK 421 million at December 31, 2003 only.

5.   Intangible Assets, Net

Intangible assets at December 31, 2003 and 2002 were as follows (in CZK millions):

                                                             Rights and
                                               Software         Other       Total 2003     Total 2002
                                               ---------     ------------   -----------   ------------
Cost - opening balance                           1,977             46          2,023          1,742

   Additions                                       626            208            834            282
   Retirements                                     (63)            (7)           (70)            (1)
   Acquisition of subsidiaries                   2,064             22          2,086             -
   Disposal of subsidiaries                       (184)           (25)          (209)            -
                                               ---------     ------------   -----------   ------------
Cost - closing balance                           4,420            244          4,664          2,023
                                               ---------     ------------   -----------   ------------
Accumulated amortisation - opening
   balance                                      (1,188)           (24)        (1,212)          (868)

   Amortization charge for the year               (633)            (9)          (642)          (346)
   Net book value of assets disposed                (1)             -             (1)            -
   Disposals                                        63              7             70              1
   Acquisition of subsidiaries                  (1,546)           (17)        (1,563)            -
   Disposal of subsidiaries                         69             13             82             -
                                               ---------     ------------   -----------   ------------
Accumulated amortisation - closing
   balance                                      (3,236)           (30)        (3,266)        (1,213)
                                               ---------     ------------   -----------   ------------
Net intangible assets - closing balance          1,184            214          1,398            810
                                               =========     ============   ===========   ============

At December 31, 2003 and 2002, intangible assets presented on the balance sheet included intangible assets in progress in the amount of CZK 599 million and CZK
364 million, respectively.

6.   Acquisition of REAS

On April 1, 2003, CEZ acquired majority of the voting shares in 5 Czech electricity distribution companies from Czech National Property Fund and Czech
Consolidation Agency. Through the acquisition of REAS CEZ has also gained control over several other companies, which were owned directly by the respective REAS companies. As the REAS companies and their subsidiaries were acquired from the direct parent of CEZ and an agency under common control of
CEZ's ultimate parent (Czech government), CEZ has accounted for this transaction as an acquisition of subsidiaries under common control (see Note 2.3).

The book values of the identifiable assets and liabilities of the REAS companies acquired from companies under common control are (in CZK millions):

                                                                 Group SCE      Group SME       Group STE
                                                                -----------    -----------     -----------
Shares acquired in 2003 from entities under common
    control                                                        48.05%         48.65%          58.3%
Shares acquired in previous years *                                 2.95%         10.43%             -
                                                                -----------    -----------     -----------
   Total shares                                                    51.00%         59.08%          58.3%
                                                                ===========    ===========     ===========
Property, plant and equipment, net                                 7,306         10,523           9,741
Deferred income taxes                                                189              -               -
Other non-current assets                                             524          1,069             697
Cash and cash equivalents                                             76            265              33
Other current assets                                               3,843          7,222           4,346

Minority interests                                                    (1)             -              (8)
Long-term liabilities                                                (65)        (2,215)           (256)
Deferred income taxes                                                  -         (1,015)           (835)
Current liabilities                                               (5,839)        (6,065)         (6,738)
                                                                -----------    -----------     -----------
   Total net assets                                                6,033          9,784           6,980

Minority interests                                                (2,956)        (4,004)         (2,911)

   Share of net assets acquired                                    3,077          5,780           4,069

Effect of acquisition of REAS recognized directly in
    equity                                                         1,660          1,730            (363)
                                                                -----------    -----------     -----------
   Total purchase consideration                                    4,737          7,510           3,706

Less:

Outstanding payables from acquisition                             (1,031)        (1,450)           (866)
Consideration paid for shares in previous periods                   (327)        (1,310)              -
Cash and cash equivalents in subsidiaries acquired                   (76)          (265)            (33)
                                                                -----------    -----------     -----------
    Cash outflow on acquisition from entities under
       common control                                              3,303          4,485           2,807
                                                                ===========    ===========     ===========

*    Shares acquired in previous periods have been accounted for as available for sale financial assets in 2002.

                                                            Group VCE      Group ZCE      Total REAS
                                                            -----------    -----------     -----------

Shares acquired in 2003 from entities under common
    control                                                     49.62%         50.26%
                                                            -----------    -----------
Shares acquired in previous years *                              0.45%             -
                                                            ===========    ===========
   Total shares                                                 50.07%         50.26%

Property, plant and equipment, net                              8,553          5,176          41,299
Deferred income tax                                                 -              -             189
Other non-current assets                                          259          1,892           4,441
Cash and cash equivalents                                         151            130             655
Other current assets                                            4,735          4,302          24,448

Minority interests                                                 (1)            (1)            (11)
Long-term liabilities                                            (109)          (262)         (2,907)
Deferred income taxes                                            (952)          (502)         (3,304)
Current liabilities                                            (5,550)        (4,069)        (28,261)
                                                             -----------    -----------     -----------
   Total net assets                                             7,086          6,666          36,549

Minority interests                                             (3,538)        (3,316)        (16,725)
                                                             -----------    -----------     -----------
   Share of net assets acquired                                 3,548          3,350          19,824

Effect of acquisition of REAS recognized directly in
    equity                                                        356          1,640           5,023
                                                             -----------    -----------     -----------
   Total purchase consideration                                 3,904          4,990          24,847

Less:

Outstanding payables from acquisition                            (903)        (1,121)         (5,371)
Consideration paid for shares in previous periods                 (41)             -          (1,678)
Cash and cash equivalents in subsidiaries acquired               (151)          (130)           (655)
                                                             -----------    -----------     -----------
    Cash outflow on acquisition from entities under
       common control                                           2,809          3,739          17,143
                                                             ===========    ===========     ===========

*    Shares acquired in previous periods have been accounted for as available for sale financial assets in 2002.

During 2003 CEZ purchased further minority shares in 3 of the REAS from various third parties. These subsequent acquisitions have been recorded using the purchase method of accounting. CEZ has recorded its share of the fair value of the net assets acquired and based on the valuation of assets and liabilities no goodwill or negative goodwill was recognized in these transactions. The following table summarizes the critical terms of the subsequent acquisitions of minority shares in REAS during 2003 (in CZK millions):

                                                            Group STE      Group VCE       Group ZCE      REAS total
                                                            ----------    ------------    -----------   ------------

Shares acquired in 2003 from third parties                       39.4%         48.76%          48.87%

Share of fair value of net assets acquired                      2,578          3,799           4,854         11,231
Goodwill (negative goodwill)                                        -              -               -              -
                                                            ----------    ------------    -----------   ------------
    Total purchase consideration paid to third parties          2,578          3,799           4,854         11,231
                                                            ==========    ============    ===========   ============

The following table summarizes the cash outflows on acquisitions of subsidiaries during 2003 (in CZK millions):

Cash outflows on acquisition from entities under common
    control                                                    17,143
Cash outflows on acquisitions from third parties               11,231
                                                             ----------

    Total cash outflows on acquisitions in 2003                28,374
                                                             ==========

From the date of acquisition, the REAS companies and their subsidiaries have contributed the following balances to the Group's income statement for the year
2003 (in CZK millions):

                                                            Group SCE      Group SME       Group STE
                                                            ----------    ------------    -----------

Revenues                                                        8,055         10,900           7,829
Income before other expense (income) and income taxes             725            520             138
Net income                                                        238            286             256

                                                            Group VCE      Group ZCE      Total REAS
                                                            ----------    ------------    -----------
Revenues                                                        7,922          5,388          40,094
Income before other expense (income) and income taxes             193            166           1,742
Net income                                                        183             34             997

7.   Investments in Subsidiaries and Associates

The consolidated financial statements include the financial statements of CEZ,
a. s., and the subsidiaries and associates listed in the following table:

                                                                      % equity     % voting        % equity
                                           Country of                 interest     interest        interest
Subsidiaries                             incorporation                  2003         2003            2002
---------------------------            ------------------          -------------  ------------   ------------
Zapadoceska energetika, a.s.              Czech Republic                 99.1%          99.1%            -
Vychodoceska energetika, a.s.             Czech Republic                 98.8%          98.8%            -
Stredoceska energeticka a.s.              Czech Republic                 97.7%          97.7%            -
Severomoravska energetika, a.s.           Czech Republic                 59.1%          59.1%            -
Severoceska energetika, a.s.              Czech Republic                 51.0%          51.0%            -
CEZ FINANCE B. V. *                       the Netherlands               100.0%         100.0%       100.0%
CEZnet, a.s. *                            Czech Republic                100.0%         100.0%       100.0%
Energeticke opravny, a.s. *               Czech Republic                100.0%         100.0%       100.0%
HYDROCEZ, a.s. *                          Czech Republic                100.0%         100.0%       100.0%
I & C Energo s.r.o. *                     Czech Republic                100.0%         100.0%       100.0%
rpg Energiehandel GmbH*                   Germany                       100.0%         100.0%       100.0%
EN-DATA a.s.                              Czech Republic                 99.1%         100.0%            -
VCE - elektrarny, s.r.o.                  Czech Republic                 98.8%         100.0%            -
VCE - montaze, a.s.                       Czech Republic                 98.8%         100.0%            -
STE - obchodni sluzby spol. s r.o.        Czech Republic                 74.4%          76.2%            -
Energetika Vitkovice, a.s.                Czech Republic                 59.1%         100.0%            -
ePRIM, a.s.                               Czech Republic                 59.1%         100.0%            -
MSEM, a.s.                                Czech Republic                 59.1%         100.0%            -
STMEM, a.s.                               Czech Republic                 59.1%         100.0%            -
Union Leasing, a.s.                       Czech Republic                 59.1%         100.0%            -
Prvni energeticka, a.s.                   Czech Republic                 53.0%          62.0%            -
Ustav jaderneho vyzkumu Rez a.s.*         Czech Republic                 52.5%          52.5%        52.5%

                                                                      % equity     % voting        % equity
                                           Country of                 interest     interest        interest
Associates                               incorporation                  2003         2003            2002
---------------------------            ------------------          -------------  ------------   ------------

CEPS, a.s.**                              Czech Republic                 34.0%            34.0%      100.0%
AB Michle s.r.o.*                         Czech Republic                 99.9%            50.0%       99.9%
KOTOUC STRAMBERK, spol. s r.o.*           Czech Republic                 64.9%            50.0%       64.8%
LOMY MORINA spol. s r.o.*                 Czech Republic                 51.0%            50.0%       51.0%
Plzenska energetika a.s.                  Czech Republic                 49.6%            50.0%           -
KNAUF POCERADY, spol. s r.o.*             Czech Republic                 40.0%            50.0%       40.0%
Severoceske doly a.s.                     Czech Republic                 37.2%            37.2%       37.2%
SKODA PRAHA a.s.*                         Czech Republic                 29.8%            29.8%       29.8%
Aliatel, a.s.                             Czech Republic                 21.1%            30.0%           -
Coal Energy, a.s.*                        Czech Republic                 20.0%            20.0%       20.0%

*    These subsidiaries and associates have not been consolidated in 2002. The effect of the first-time consolidation in 2003 was included in equity as an adjustment of the opening balance of retained earnings.
**   CEPS was in 2002 a subsidiary of CEZ.

8.   Cash and Cash Equivalents

The composition of cash and cash equivalents at December 31, 2003 and 2002 is as follows (in CZK millions):

                                                         2003          2002
                                                     ----------     ----------
Cash on hand and current accounts with banks            1,264            356
Short-term bank notes                                   2,501          3,520
Term deposits                                             249            349
                                                     ----------     ----------
   Total                                                4,014          4,225
                                                     ==========     ==========

At December 31, 2003 and 2002, cash and cash equivalents included foreign currency deposits of CZK 866 million and CZK 1,045 million, respectively.

The weighted average interest rate on short-term bank notes and term deposits at
December 31, 2003 and 2002 was 1.7% and 2.6%, respectively. For the years 2003 and 2002 the weighted average interest rate was 1.9% and 3.0%, respectively.

9.   Receivables, Net

The composition of receivables, net, at December 31, 2003 and 2002 is as follows
(in CZK millions):

                                                        2003            2002
                                                     ----------     ----------
Trade receivables                                       9,112          4,297
Other receivables                                          63            471
Other taxes and fees                                      205              -
Less allowance for doubtful receivables                (2,317)          (728)
                                                     ----------     ----------
   Total                                                7,063          4,040
                                                     ==========     ==========

At December 31, 2003 and 2002, the total receivables included receivables from associates in the net amount of CZK 1,113 million and CZK 341 million, respectively.

10.  Other Current Assets

The composition of other current assets at December 31, 2003 and 2002 is as follows (in CZK millions):

                                                        2003            2002
                                                     ----------     ----------
Securities held for trading                            1,756              -
Debt securities held to maturity                       1,476              -
Advances granted                                         360            160
Prepayments                                              477            261
Derivatives                                              230          1,496
                                                     ----------     ----------
   Total                                               4,299          1,917
                                                     ==========     ==========

11.  Shareholders' Equity

The Company's stated capital as of December 31, 2003 and 2002 is as follows:

                                 Number of Shares         Par Value per              Total
                                   Outstanding             Share (CZK)           (CZK millions)
                              ---------------------    ------------------       ----------------
                                                             2003
                              ------------------------------------------------------------------
Registered shares                    592,210,843              100                    59,221
Treasury shares                         (745,000)             100                      (69)
                              ---------------------                             ----------------
   Total                             591,465,843                                     59,152
                              =====================                             ================
                                                             2002
                              ------------------------------------------------------------------
Registered shares                    592,210,843              100                    59,221
Treasury shares                       (1,935,000)             100                     (180)
                              ---------------------                             ----------------
   Total                             590,275,843                                     59,041
                              =====================                             ================

In October 2002 these treasury shares were sold. In December 2002 the Company acquired another 1,950,000 treasury shares and at the same time sold 15,000 treasury shares. During 2003 the Company sold further 1,190,000 treasury shares.
The remaining 745,000 treasury shares are reflected in the balance sheet at cost as a deduction from stated capital. The profit on sale of treasury shares was included in retained earnings.

In accordance with Czech regulations, joint stock companies are required to establish an undistributable reserve fund for contingencies against possible future losses and other events. Contributions must be a minimum of 20% of after-tax profit in the first year in which profits are made and 5% of profit each year thereafter, until the fund reaches at least 20% of capital. The fund can only be used to offset losses. As of December 31, 2003 and 2002, the balance was CZK 9,185 million and CZK 8,872 million, respectively, and is reported as a component of retained earnings.

12.  Long-term Debt

Long-term debt at December 31, 2003 and 2002 is as follows (in CZK millions):

                                                          2003           2002
                                                      ------------  ------------

7.125% Notes, due 2007                                    4,545          5,336
7.25% Eurobonds, due 2006                                 6,467          6,299
8.75% Debentures, due 2004                                3,000          2,995
9.22% Zero Coupon Debentures, due 2009 1)                 3,057          2,832
9.22% Debentures, due 2014 2)                             2,494          2,493
11.0625% Debentures, due 2008                                 -          2,987
3.35 % Debentures, due 2008                               2,987              -
6M PRIBOR + 1,3%, due 2005                                 500              -
6M PRIBOR + 0,4%, due 2005                               1,000              -

Long-term bank loans:
   less than 2.00%                                        4,852             55
   2.00% to 2.99%                                         2,787          9,127
   3.00% to 3.99%                                           286          2,506
   4.00% to 4.99%                                             -             13
   5.00% to 5.99%                                         2,365          1,010
   6.00% to 6.99%                                           382          2,589
   7.00% to 7.99%                                         1,241          1,712
   8.00% and more                                           693             10
                                                      ------------  ------------
   Total long-term debt                                  36,656         39,964
Less: Current portion                                    (5,691)        (4,235)
                                                      ------------  ------------
   Long-term debt, net of current portion                30,965         35,729
                                                      ============  ============

1) Nominal value of these zero coupon debentures is CZK 4,500 million
2) From 2006 the interest rate changes to consumer price index plus 4.2%.

The interest rates indicated above are historical rates for fixed rate debt and current market rates for floating rate debt. The actual interest payments are affected by interest rate risk hedging carried out by the Group. For fair values of interest rate hedging instruments see Note 13.

The future maturities of long-term debt are as follows (in CZK millions):

2004                                               5,691
2005                                               3,696
2006                                               8,464
2007                                               7,012
2008                                               3,769
Thereafter                                         8,024
                                                ------------
   Total long-term debt                           36,656
                                                ============

The following table analyses the long-term debt at December 31, 2003 and 2002-
by currency (in millions):

                                 2003                         2002
                      -------------------------- ------------------------------
                       Foreign                        Foreign
                       currency         CZK          currency         CZK
                      ----------- ------------- --------------- ---------------
USD                      454          11,637             502         15,111
EUR                      258           8,360             296          9,325
CZK                        -          16,659               -         15,528
                                 -------------                  ---------------
Total long-term debt                  36,656                         39,964
                                 =============                  ===============

In the normal course of business, the financial position of the Group is routinely subjected to a variety of risks, including market risk associated with interest rate movements and with currency rate movements on non-Czech crown denominated liabilities. The Group regularly assesses these risks and has established policies and business practices to partially protect against the adverse effects of these and other potential exposures.

As currency rate movements expose the Group to significant risk, the Group uses sensitivity analyses to determine the impacts that market risk exposures may have on the fair values of the Group's financial instruments. To perform sensitivity analyses, the Group assesses the risk of loss in fair values from the impact of hypothetical changes in foreign currency exchange rates and interest rates on market sensitive instruments and considers the expected costs and benefits of various hedging techniques. The Group will continue to explore cost-effective possibilities to reduce its current exchange rate movement and other market risks.

The Company has entered into a number of currency swap contracts to hedge its long-term debt against currency risk (see Note 13). Although these swaps represent effective economic hedges of the currency risk, the Company elected not to apply hedge accounting for these transactions.

Long-term debt with floating interest rates exposes the Group to interest rate risk. The following table summarizes long-term debt with floating rates of interest by contractual reprising dates at December 31, 2003 and 2002 (in CZK millions):

                                                           2003           2002
                                                       ------------   ----------
Floating rate long-term debt
   with interest rate fixed for 1 month                    1,818           2,354
   with interest rate fixed from 1 to 3 months             5,701           6,941
   with interest rate fixed from 3 months to 1 year        1,840           4,517
   with interest rate fixed for more than 1 year           2,494           2,493
                                                       ------------   ----------
Total floating rate long-term debt                        11,853          16,305

Fixed rate long-term debt                                 24,803          23,659
                                                       ------------   ----------
   Total long-term debt                                   36,656          39,964
                                                       ============   ==========

13. Fair Value of Financial Instruments

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

Carrying amounts and the estimated fair values of financial instruments at
December 31, 2003 and 2002 were as follows (in CZK millions):

                                                     2003                       2002
                                            -----------------------    -----------------------
                                            Carrying                   Carrying
                                             amount      Fair value     amount      Fair value
                                            ---------    ----------    --------     ----------
Assets:

   Investments                                10,999        10,999         5,880        5,880
   Receivables                                 7,063         7,063         4,040        4,040
   Cash and cash equivalents                   4,014         4,014         4,225        4,225

Liabilities:

   Long-term debt                            (36,656)      (39,626)      (39,964)     (42,726)
   Short-term loans                           (2,320)       (2,320)            -            -
   Accounts payable                          (17,548)      (17,548)       (5,333)      (5,333)

Derivatives:

   Receivables from derivates                    230           230         1,496        1,496
   Payables from derivates                    (3,030)       (3,030)       (3,601)      (3,601)

14.  Accumulated Provision for Nuclear Decommissioning and Fuel Storage

CEZ's nuclear plant, Dukovany, consists of four 440 MW units which were placed into service from 1985 to 1987. CEZ finalized construction of a second nuclear power plant, Temelin, where the second of the two 1 000 MW units started commercial operation in April 2003. Czech Republic has enacted a Nuclear Act
("Act"), which defines certain obligations for the decontamination and dismantling ("decommissioning") of the Company's nuclear power plants and the final disposal of radioactive waste and spent fuel ("disposal"). The Act requires that all nuclear parts of plant and equipment be decommissioned following the end of the plant's operating life, currently 2027 for Dukovany and approximately 2043 for Temelin. An updated 2003 Dukovany estimate and a 1999
Temelin decommissioning cost study estimate that nuclear decommissioning will cost CZK 15.6 billion and CZK 10.4 billion, respectively.

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

Group has established provisions as described in Note 2.22, to recognize its estimated liabilities for decommissioning and spent fuel storage. The following is a summary of the provisions for the years ended December 31, 2003, 2002 and
2001 (in CZK millions):
                                                                            Accumulated provisions
                                                             ------------------------------------------------------
                                                             Nuclear          Spent fuel storage
                                                            Decommis-      ---------------------------
                                                             sioning          Interim       Long-term         Total
                                                            -----------    ------------   ------------       -------
Balance at December 31, 2001                                     5,398          2,651         13,347         21,396

  Movements during 2002
    Discount accretion                                             144             70            334            548
    Effect of inflation                                            258            126            600            984
    Provision charged to income statement                            -             82              -             82
    Effect of change in estimate credited to income
        statement (Note 2.22)                                        -            (82)             -            (82)
    Effect of change in estimate added to (deducted
        from) fixed assets (Note 2.22)                             932              -            (59)           873
    Capitalized cost of Temelin provisions                         619            254              -            873
    Current cash expenditures                                        -           (135)          (673)          (808)
                                                            -----------    ------------   ------------       -------
Balance at December 31, 2002                                     7,351          2,966         13,549         23,866

Effect of change in group structure                                142              4              -            146

Movements during 2003
    Discount accretion                                             187             74            339            600
    Effect of inflation                                            337            133            610          1,080
    Provision charged to income statement                            -            113              -            113
    Effect of change in estimate credited to income
        statement (Note 2.22)                                      902            (56)         2,527          3,373
    Effect of change in estimate added to (deducted
        from) fixed assets (Note 2.22)                            (749)             -          1,134            385
    Current cash expenditures                                        -           (103)        (1,296)        (1,399)
                                                            -----------    ------------   ------------       -------
Balance at December 31, 2003                                     8,170          3,131         16,863         28,164
                                                            ===========    ============   ============       =======

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

15.  Short-term Loans

Short-term loans at December 31, 2003 and 2002 are as follows (in CZK millions):

                                                        2003             2002
                                                       ------           ------
Bank overdrafts                                            17               -
Short-term bank loans                                   2,295               -
Other short-term notes payable                              8               -
                                                       ------           ------
   Total                                                2,320               -
                                                       ======           ======

Interest on short-term loans is variable. The weighted average interest rate was
2.1% at December 31, 2003. For the years 2003 and 2002 the weighted average interest rate was 2.2% and 3.0%, respectively.

16.  Finance Leases

Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows (in CZK millions):

                                                        2003             2002
                                                       ------           ------
Within one year                                           31               -
After one year but not more than five years               25               -
More than five years                                       -               -
                                                       ------           ------
   Total minimum lease payments                           56

Future finance charges on finance leases                  (6)              -
                                                       ------           ------
   Present value of finance lease liabilities             50               -
                                                       ======           ======

17.  Trade and Other Payables

Trade and other payables at December 31, 2003 and 2002 are as follows (in CZK millions):

                                                        2003           2002
                                                       ------         ------
Advances received from retailers                       15,855               -
Unbilled revenues                                     (12,962)              -
                                                      --------        -------
   Advances received from retailers, net                2,893               -

Related party payables from purchase of REAS            7,470               -
Trade payables                                          6,251           4,999
Other payables                                            933             334
Derivatives                                             3,031           3,601
                                                      --------        -------
   Total                                               20,578           8,934
                                                      ========        =======

At December 31, 2003 and 2002, the total payables included payables from associates in the amount of CZK 1,192 million and CZK 709 million, respectively.

18.  Accrued Liabilities

Accrued liabilities at December 31, 2003 and 2002 consist of the following (in
CZK millions):

                                                        2003           2002
                                                       ------         ------
Accrued interest                                         805           951
Provision for ash storage reclamation                    451           432
Estimated environmental claims (Note 27)                 200           220
Other provisions                                       2,160             -
Social and bonus funds                                   254           167
Unbilled goods and services                              546           186
Deferred income                                        5,284            12
Other taxes and fees                                     864           261
                                                     --------        -------
   Total                                              10,564         2,229
                                                     ========        =======
19.  Sales of Electricity

The composition of sales of electricity at December 31, 2003, 2002 and 2001 is as follows (in CZK millions):

                                                                    2003          2002           2001
                                                                 ---------     ---------       ---------
Sales to distribution companies                                     19,843        39,230         46,087
Sales to end customer through distribution grid                     36,590             -              -
Exports of electricity                                              12,664         9,565          7,524
Energy trading outside the Czech republic                              632           578              4
Sales to traders                                                     1,592         2,010              -
Revenues capitalized during construction                                 -        (1,373)          (922)
Other domestic sales of electricity                                  3,893         2,928            607
Sales of ancillary services                                          4,334             -              -
                                                                 ---------     ---------       ---------
   Total                                                            79,548        52,938         53,300
                                                                 =========     =========       =========

20.  Other Operating Expenses

Other operating expenses (income), net, for the year ended December31, 2003,
2002 and 2001 consist of the following (in CZK millions):

                                                                   2003           2002          2001
                                                                 --------     ----------     -------
Services                                                          4,411          3,199         2,872
Costs of ash storage, air and water pollution and
    environmental claims                                            285            365           328
Loss (gain) on sale of property, plant and equipment               (326)            20            52
Loss (gain) on sale of material                                      73            136           381
Capitalization of expenses to the cost of fixed assets           (1,889)          (437)         (430)
Fines and penalties revenue                                         (57)          (260)         (871)
Provisions and valuation allowances                               2,003            (19)          320
Nuclear provisions                                                3,373            (82)         (231)
Other, net                                                          535            (80)          708
                                                                 ------        --------       ------
   Total                                                          8,408          2,842         3,129
                                                                 ======        ========       ======

21.  Income Taxes

Income Tax Legislation

Corporate income tax is calculated in accordance with Czech tax regulations at the rate of 31% in 2003, 2002 and 2001. The corporate income tax rate for 2004 will be 28%.

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

Income Tax Provision

The components of the income tax provision are as follows (in CZK millions):

                                                            2003          2002         2001
                                                            -----         ----         ----
Current income tax charge                                   1,007           450        2,047
Adjustments in respect of current income tax of
    previous periods                                           11           254           87
Deferred income taxes                                        (810)        2,671        2,035
                                                            -----         -----        -----
   Total                                                      208         3,375        4,169
                                                            =====         =====        =====

The differences between income tax expense computed at statutory rate and income tax expense provided on earnings are as follows (in CZK millions):

                                                                   2003          2002          2001
                                                                   -----         ----         -----

Income before income taxes                                         6,659        11,796        13,292
Statutory income tax rate                                             31%           31%           31%
                                                                   -----        ------        -------
"Expected" income tax expense                                      2,064         3,657         4,121

Add (deduct) tax effect of:
    Change in tax rates                                           (1,438)            -             -
    Czech/IFRS accounting differences                                 78           282            17
    Non deductible provisions, net                                   123           (30)            4
    Investment tax relief                                         (1,010)       (1,181)          (43)
    Other non deductible (non taxable) items, net                    140          (117)           62
    Tax credits                                                     (212)         (103)          (79)
    Additional tax assessments                                        11           254            87
    Withholding tax on dividend                                       42             -             -
    Difference between carrying and tax value of financial
        asset                                                        410             -             -
    Deferred tax on undistributed profits of subsidiary                -           613             -
                                                                   -----         -----         ------
Income taxes                                                         208         3,375         4,169
                                                                   =====         =====         ======
Effective tax rate                                                     3%           29%           31%
                                                                   =====         =====         ======

Deferred Income Taxes, Net

Deferred income taxes at December 31, 2003 and 2002 consist of the following (in
CZK millions):
                                                                    2003          2002
                                                                  --------      --------

Accumulated provision for nuclear decommissioning and spent
    fuel storage                                                     6,641         6,129
Foreign exchange                                                         -             -
CASTOR containers write off                                            338           367
Derivatives                                                              -             8
Other provisions                                                       885           300
Tax loss carry forwards                                                 25             -
Revaluation of financial assets                                         17             -
Other deductible differences                                           171           187
                                                                  --------      --------
    Total deferred tax assets                                        8,077         6,991
                                                                  --------      --------
Tax depreciation in excess of financial statement
    depreciation                                                    12,102         8,226
Capitalized interest                                                 5,590         6,227
Capitalized cost of provisions                                       2,253         2,683
Repairs and maintenance accrual                                        987           967
Penalty receivables                                                     71           164
Additional foreign exchange rate differences under IAS 39                -             -
Other IAS 39 differences                                                17            25
Investment in associate                                              1,490           627
Investment in subsidiary                                                 -           613
                                                                  --------      --------
    Total deferred tax liabilities                                  22,510        19,532
                                                                  --------      --------
    Total deferred tax liabilities, net                             14,433        12,541
                                                                  ========      ========

22.  Other Expenses (Income), Net

Other expenses, net, for the year ended December 31, 2003, 2002 and 2001 consist of the following (in CZK millions):
                                                        2003          2002         2001
                                                        -----        ------        -----

Derivative losses (gains), net                          1,157         1,643        1,720
Loss (gain) on sale of financial investments                9          (385)           3
Other, net                                               (422)           72           51
                                                        -----         -----        -----
   Total                                                  744         1,330        1,774
                                                        =====         =====        =====

23.  Related Parties

The Company purchases products from related parties in the ordinary course of business. Approximately 60% of the brown coal consumption is supplied by
Severoceske doly a.s. (SD), a company in which CEZ holds a 37.2 % share. In 2003 and 2002, coal purchases from SD amounted to CZK 5,177 million and CZK 4,921 million, respectively. Receivables from SD amounted to CZK 10 million and CZK 11 million as of December 31, 2003 and 2002, respectively. Payables to SD amounted to CZK 508 million and CZK 560 million as of December 31, 2003 and 2002, respectively. The prices of fossil fuel supplies from SD do not differ significantly from market prices.

SKODA PRAHA a.s. is the Company's general supplier of technology and equipment for the Temelin nuclear power plant and is 55 % owned by the National Property
Fund. In February and July 1999, the Company purchased 166,122 shares of SKODA
PRAHA a.s. which represents a 29.8 % interest in the company. During 2003 CEZ subscribed 700,000 share of SKODA PRAHA a.s. with total nominal value of CZK 700 million. Subscribed shares were settled by offset with receivables of CEZ, a.
s., in the same amount. As of December 31, 2003, the increase of the share capital was not registered. The Company's purchases from SKODA PRAHA a.s.
including value added tax, amounted to CZK 1,612 million and CZK 3,461 million in 2003 and 2002, respectively. The purchases from SKODA PRAHA a.s. are mainly for construction of Temelin nuclear power plant.

During 2003 and 2002 the Company granted share options to the Board of
Directors, certain members of the management of the Company and Supervisory
Board members. The following table shows changes during 2003 and 2002 in the number of granted share options and the weighted average exercise price of these options:

                                                               Weighted average
                                               Number of       exercise price
                                             share options     (CZK per share)
                                             -------------     ----------------
Share options at December 31, 2001               3,375,000                92.58

    Options granted                                 30,000                73.30
    Options exercised                              (30,000)               79.38
    Options forfeited                             (300,000)               96.39
                                             --------------
Share options at December 31, 2002               3,075,000                92.15

    Options granted                              1,650,000               105.23
    Options exercised                           (1,190,000)               89.65
    Options forfeited                             (285,000)               87.83
                                             --------------
Share options at December 31, 2003               3,250,000               100.95
                                             ==============

At December 31, 2003, the aggregate number of share options granted to members of Board of Directors was 500,000 and the number of share options granted to
Supervisory Board members was 2,750,000. The options granted do not have any vesting period and can be exercised during the terms of office of the respective
Board members and in further 3 months after the end of such period. The exercise price for the granted options was based on the average quoted market price on the Prague stock exchange in the six-month period preceding the date of the grant. In 2003 the Company has recognized compensation expense of CZK 2 million related to the granted options (see Note 2.25). No expense was recognized in
2002. The Company has settled options exercised during 2003 and 2002 using treasury shares. The gain on the sale of treasury shares was recognized directly in equity.

24.  Segment Information

Until April 1, 2003 CEZ has reported two distinguishable segments - generation and transmission, whose operations were accounted as separate businesses. On
April 1, 2003 CEZ has sold majority share in its transmission subsidiary CEPS,
a. s. (CEPS) and at the same moment CEZ has acquired majority shares in 5 electricity distribution companies REAS (see Note 1). Following this transaction
CEZ has modified its reporting of business segments by including new distribution segment, which is formed by the 5 majority owned REAS companies.

The accounting policies of the segments are the same as those described in Note
2. The Group accounts for intersegment revenues and transfers as if the revenues or transfers were to third parties, that is, at current market prices or where the regulation applies at regulated prices. The Group evaluates the performance of its segments and allocates resources to them based on operating income.

The following table summarizes segment information for the years ended December
31, 2003, 2002 and 2001, respectively (in CZK millions):

Year 2003:
                                   Power
                                 Production   Transmission   Distribution      Other     Combined    Elimination  Consolidated
                                 ----------   ------------   ------------      -----     --------    -----------  ------------
Sales other than intersegment
   sales                             40,636         3,569       38,212         2,399       84,816             -        84,816
Intersegment sales                   14,952           152          819         2,590       18,513       (18,513)            -
                                   --------     ----------     --------        -----     --------      ---------     ---------
Total revenues                       55,588         3,721       39,031         4,989      103,329       (18,513)       84,816

Operating income                      4,698           757        1,678           111        7,244           256         7,500

Identifiable assets                 185,508             -       44,362         2,714      232,584           (67)      232,517
Identifiable liabilities             85,076             -       15,965         2,772      103,813        (1,972)      101,841
Investment in associate               6,791         2,924            -         1,284       10,999             -        10,999

Income (share of loss) from
   associate                            531           630            -           (98)       1,063             -         1,063
Depreciation and amortization        14,173           476        2,962           256       17,867          (256)       17,611
Change in provisions and
   allowances                         5,767             4          903          (936)       5,738          (915)        4,823

Year 2002:
                                                  Power
                                                Production     Transmission     Combined      Elimination    Consolidated
                                               ------------   --------------   ----------    -------------  -------------

Sales other than intersegment sales                  43,651         11,927          55,578              -          55,578
Intersegment sales                                    6,235            441           6,676         (6,676)              -
                                                 ----------         ------          ------         -------        -------
Total revenues                                       49,886         12,368          62,254         (6,676)         55,578

Operating income                                      9,570            661          10,231          1,023          11,254

Identifiable assets                                 195,747         17,899         213,646        (10,219)        203,427
Identifiable liabilities                             74,462          3,704          78,166         (2,917)         75,249
Investment in associate                               5,880              -           5,880              -           5,880

Income from associate                                   497              -             497              -             497
Depreciation and amortization                        10,869          1,865          12,734         (1,013)         11,721
Change in provisions and allowances                    (696)             2            (694)             -            (694)

Year 2001:
                                                  Power
                                               Production     Transmission     Combined      Elimination    Consolidated
                                               ------------   ------------    ----------    -------------  --------------
Sales other than intersegment sales                  44,735         11,320          56,055              -          56,055
Intersegment sales                                    7,193          1,106           8,299         (8,299)              -
                                               ------------   ------------    ------------- -------------- --------------
Total revenues                                       51,928         12,426          64,354         (8,299)         56,055

Operating income                                     13,042            524          13,566          1,112          14,678

Identifiable assets                                 197,444         19,323         216,767        (11,233)        205,534
Identifiable liabilities                             81,689          4,431          86,120         (3,689)         82,431
Investment in associate                               5,518              -           5,518              -           5,518

Income from associate                                   360              -             360              -             360
Depreciation and amortization                         8,584          1,882          10,466         (1,100)          9,366

Cash flow information:

Cash flow from operating activities                  20,055          2,066          22,121           (359)         21,762
Cash flow from investing activities                 (15,181)          (762)        (15,943)             -         (15,943)
Cash flow from financing activities                  (6,372)          (359)         (6,731)           359          (6,372)

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

25.  Discontinuing Operation

On March 11, 2002 the Government decided to purchase from CEZ a 66% share in its transmission subsidiary CEPS. General meeting of CEZ's shareholders held on June
11, 2002, has confirmed the above mentioned decision of the Government. This transaction was carried out on April 1, 2003. Based on the decision of Economic
Competition Protection Authority CEZ has to also sell its remaining equity share in CEPS in the future.

The purchase of CEPS shares was made by OSINEK, a.s., a company controlled by the National Property Fund, and the Ministry of Labor and Social Affairs. Based
on the fact that the transaction was carried out between parties under common control of CEZ's ultimate parent, CEZ has recorded the net gain on the sale directly in equity. The composition of the amount recorded in equity in 2003 is as follows (in CZK millions):

Total selling price                                       15,224
Book value of shares sold                                 (4,453)
Current income tax related to the sale                    (4,152)
Deferred tax related to the sale                             543
                                                          -------
   Effect of sale recognized in equity                     7,162
                                                          =======

The operations of CEPS were reported in the transmission segment (see Note 24).

The carrying amounts of total assets and total liabilities attributable to the discontinuing operation at December 31, 2003 and 2002 are as follows (in CZK millions):

                                                      2003          2002
                                                     ------       ------
Total asset                                           2,924*        5,542
Total liabilities                                         -        (1,536)
                                                      -----        -------
   Total net assets to be disposed off                2,924         4,006
                                                      =====        =======

* The amount represents investment in associate only.

The amounts shown above do not include the deferred tax liability from consolidation of undistributed retained earnings of CEPS. This deferred tax liability has decreased as result of the partial disposal of CEPS and has affected the income tax expense on the transaction.

The following items of income, expenses and cash flows can be attributed to the discontinuing operation (in CZK millions):

                                              2003         2002          2001
                                             -----         -----        ------
Total revenues                               2,023         5,692        4,127
Operating profit                             1,013         1,684        1,636
Income from associate                          630             -            -
Income before income taxes                   1,609         1,531        1,424
Income tax expense                             302           470          436

Cash flow from operating activities          1,055         1,460        1,707
Cash flow from investing activities           (113)         (477)        (762)
Cash flow from financing activities              -             -            -

The income tax expense shown above does not include deferred tax from consolidation of undistributed retained earnings of CEPS.

26.  Net Income per Share

                                                    2003         2002          2001
                                                 -------      --------    ---------
Numerator - basic and diluted (CZK millions)
        Net income                                 5,932         8,421        9,123
                                                 =======      ========    =========
Denominator (thousands shares)
    Basic:
        Weighted average shares outstanding      590,772       590,363      591,926

        Dilutive effect of treasury shares         1,439         1,787          162
                                                 -------      --------    ---------
    Diluted:
        Adjusted weighted average shares         592,211       592,150      592,088
                                                 =======      ========    =========

27.  Commitment and Contingencies

Investment Program

The CEZ, a.s. is engaged in a continuous construction program, currently estimated as of December 31, 2003 to total CZK 51,3 billion over the next five years, as follows: CZK 9.5 billions in 2004, CZK 10.7 billions in 2005, CZK 10.6 billions in 2006, CZK 10.6 billions in 2007 and CZK 9.9 billions 2008. These figures do not include the expected acquisitions of subsidiaries and associates, which are estimated at CZK 43.6 billions in the period 2004 through 2008 The construction programs are subject to periodic reviews and actual construction may vary from the above estimates. At December 31, 2003 significant purchase commitments were outstanding in connection with the construction program.

The Company currently projects that its planned construction expenditures will be funded mainly with cash provided by operating activities. CEZ currently prepares new issue of Eurobonds in the total amount of EUR 200 - 400 million to cover the potential cash requirements of its foreign acquisitions. To the extent financing is required, the Company has obtained the following credit ratings from Moody's Investors Service: Baa1 and Standard & Poor's: BBB+, both with a stable outlook.

Environmental Matters

The Company is also liable under the environmental acts and laws and regulations
("the Acts") for past environmental damage (see Note 18). In 2003 and 2002, payments made to state farms, individual farms, cooperatives, other agricultural firms and forests totaled CZK 6 million and CZK 9 million, respectively. Based on current estimates of its probable future obligations, the Company provided
CZK 40 million in 2003 and CZK 47 million in 2002, respectively, for pollution damages. In 2003 and 2002 the Company further reversed CZK 54 million and CZK 72 million, respectively. Although uncertainties exist due to interpretations of applicable laws, management does not believe, based upon the information available at this time, that the ultimate outcome of these matters will have a material adverse effect on the Company's financial position or results of operations.

Insurance Matters

The Nuclear Act (see Note 14) sets limits for liabilities for nuclear damages by the operator of nuclear installations/licenses. The Nuclear Act provides that operators of nuclear facilities are liable for up to CZK 6 billion per incident and that the reimbursement of such liability up to CZK 6 billion is guaranteed by the state. The Nuclear Act limits the liability for damage caused by other activities (such as transportation) to CZK 1.5 billion. The Nuclear Act also requires an operator/licensee to insure its liability connected with the operation of a nuclear power plant up to a minimum of CZK 1.5 billion and up to a minimum of CZK 200 million for other activities (such as transportation). CEZ has obtained all insurance policies with minimal limits as required by the law.
CEZ concluded about mentioned insurance policies with Czech nuclear pool, a group of insurance companies.

Group companies have various insurance policies covering Directors and Officers
Liability, a property policy covering natural disaster and operational risks associated with the operation of CEZ's fossil, hydro and nuclear power plants, insurance policies covering other property, general third party liability insurance in connection with electricity production, distribution and trading, car insurance and accident insurance.

28.  Presentation of Financial Statements

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

The effect on retained earnings and other reserves of differences in IFRS and
CAS is as follows (in CZK millions):

                                                                                 December 31,
                                                                          --------------------------
                                                                              2003           2002
                                                                          -------------  -----------

Balance per CAS (standalone)                                                  79,863          69,154

Impact of consolidation                                                         (635)          2,933
                                                                          -------------  -----------
Balance per CAS                                                               79,228          72,087

Accumulated provision for nuclear decommissioning and spent fuel
    storage (Note 14)                                                        (14,415)         (9,715)
Capitalized costs of nuclear provisions                                        8,046           6,910
CASTOR containers write-off                                                   (1,209)         (1,183)
Deferred tax on nuclear provisions, capitalized costs of nuclear
    provisions and CASTOR containers write-off, net                            2,113           1,236
Reversal of repairs and maintenance accrual, net of deferred tax               2,545           2,152
Impact of CAS/IFRS accounting differences on the associate, net of
    deferred tax                                                                (247)           (171)
Interest capitalized, net of deferred tax                                     16,829          15,482
Depreciation of interest capitalized, net of deferred tax                     (2,455)         (1,620)
Grants received, net of deferred tax                                            (670)           (416)
Gain (loss) on derivatives, net of deferred tax                                    -             (17)
Additional foreign exchange rate differences under IAS 39, net of
    deferred tax                                                                   -               -
Other IAS 39 differences                                                          43              57
Electrometers, net of deferred tax                                               970               -
Finance leases - lessee, net of deferred tax                                     109               -
Finance leases - lessor, net of deferred tax                                     (26)              -
Share options                                                                     18               -
Rights, net of deferred tax                                                     (116)              -
Revaluation on acquisition                                                        (5)              -
Reclassification of items from retained earnings, net                           (223)           (168)
                                                                          -------------  ------------
   Balance per IFRS                                                           90,535          84,634
                                                                          =============  ============

The effect on net income of differences in IFRS and CAS is as follows (in CZK millions):

                                                                                      Year ended December 31,
                                                                             -------------------------------------------
                                                                               2003             2002            2001
                                                                             ---------        --------        ----------
Net income per CAS (standalone)                                                 13,931          6,713           6,434

Impact of consolidation                                                          1,648            608           1,367
                                                                             ---------        --------        ----------
Net income per CAS                                                              15,579          7,321           7,801

Accumulated provision for nuclear decommissioning and spent fuel storage
    (Note 14)                                                                   (2,540)           413             452
Deferred tax on nuclear provisions                                                   -              -            (140)*
Capitalized costs of nuclear provisions                                           (994)          (261)           (132)*
CASTOR containers write-off                                                        (26)           (63)            (86)*
Deferred tax on nuclear provisions, capitalized costs of nuclear
    provisions and CASTOR containers write-off, net                                876            (28)             -*
Reversal of repairs and maintenance accrual, net of deferred tax                   179            170             252
Impact of CAS/IFRS accounting differences on the associate, net of
    deferred tax                                                                   (10)            91             (82)
Interest capitalized, net of deferred tax                                        1,348          1,405           1,650
Depreciation of interest capitalized, net of deferred tax                         (835)          (471)           (290)
Grants received, net of deferred tax                                                32             34              32
Gain (loss) on derivatives, net of deferred tax                                   (263)           431          (1,096)
Gain (loss) on embedded derivatives, net of deferred tax                             -            149             (58)
Additional foreign exchange rate differences under IAS 39, net of
    deferred tax                                                                     -           (577)            844
Other IAS 39 differences, net of deferred tax                                      (12)           (85)            127
Electrometers, net of deferred tax                                                  21              -               -
Finance leases - lessee, net of deferred tax                                         4              -               -
Finance leases - lessor, net of deferred tax                                       (26)             -               -
Share options                                                                       (2)             -               -
Rights, net of deferred tax                                                        (17)             -               -
Revaluation on acquisition                                                          (5)             -               -
Sale of subsidiary CEPS, net of tax                                             (7,162)             -               -
Deferred tax on tax loss carryforward                                                -              -             (95)
(Profit) loss on sale of treasury shares                                             5            (18)              -
Reclassification of items from retained earnings, net                             (220)           (90)            (56)
                                                                             ---------        --------        ----------
   Net income per IFRS                                                           5,932          8,421           9,123
                                                                             =========        ========        ==========

* The balances for 2001 are presented net of deferred tax and the deferred tax on nuclear provision is presented separately.

29.  Summary of Differences between Accounting Principles Adopted by CEZ and
     Generally Accepted Accounting Principles in the United States (US GAAP)

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

Reconciliation of Consolidated Net Income and Shareholders' Equity

The effect of the significant adjustments to net income and shareholders' equity which would be required if US GAAP were to be applied are summarized as follows
(in CZK millions):

                                                                           Year ended December 31,
                                                                  -----------------------------------------
                                                                    2003             2002             2001
                                                                  --------         --------         -------
Net income under IFRS                                               5,932            8,421            9,123

Changes in estimates of asset retirement obligations                3,428                -                -
Amortization of capitalized asset retirement costs                    671                -                -
Provision for onerous contract                                       (235)               -                -
Minority interest in reconciling items                                 44                -                -
Deferred tax effect of the reconciling items                       (1,003)               -                -
                                                                  --------         --------         -------
Net  income  under US GAAP  before  cumulative  effect  of
   accounting changes:                                              8,837            8,421            9,123
                                                                  --------         --------         -------
   Effect of SFAS No. 133 implementation                                -                -             (848)
   Deferred tax on effect SFAS No. 133 implementation                   -                -              263
                                                                  --------         --------         -------
Net income under US GAAP                                            8,837            8,421            8,538

Other comprehensive income                                          (142)               -                -
                                                                  --------         --------         -------
Total comprehensive income                                          8,695            8,421           8,538
                                                                  ========         ========         =======
Earnings per share (CZK per share):

    Income before cumulative effect of change in
       accounting policy
       Basic                                                          15.0             14.3             15.4
       Diluted                                                        14.9             14.2             15.4

    Cumulative effect of change in accounting policy
       Basic                                                           -                -               (1.0)
       Diluted                                                         -                -               (1.0)

    Net income
       Basic                                                          15.0             14.3             14.4
       Diluted                                                        14.9             14.2             14.4

Average number of shares (000's shares)
    Basic                                                        590,772          590,363          591,926
    Diluted                                                      592,211          592,150          592,088

                                                                     December 31
                                                          ---------------------------------
                                                            2003        2002        2001
                                                           -------     -------     -------
Shareholders' equity under IFRS                            149,687     143,675     136,726

Changes in estimates of asset retirement obligations         3,428           -           -
Amortization of capitalized asset retirement costs             671           -           -
Provision for onerous contract                               1,251           -           -
Minority interest in reconciling items                        (458)          -           -
Deferred tax effect of the reconciling items                (1,465)          -           -
                                                           -------     -------     -------
Shareholders' equity under US GAAP                         153,114     143,675     136,726
                                                           =======     =======     =======

US GAAP Consolidated Statement of Shareholders' Equity (in millions of CZK)

                                          Number of                               Fair value
                                          Shares (in      Stated     Translation   and Other     Retained    Shareholders'
                                          thousands)     Capital      Difference   Reserves      Earnings      Equity
                                          ----------     --------    -----------  ----------     --------    -------------

December 31, 2001                            590,138       59,050             -            -       77,676       136,726

   Non-cash capital contribution                 123           12             -            -            -            12
   Net income                                      -            -             -            -        8,421         8,421
   Acquisition of treasury shares             (1,950)        (181)            -            -            -          (181)
   Sale of treasury shares                     1,965          160             -            -           17           177
   Dividends declared                              -            -             -            -       (1,480)       (1,480)
                                          ----------     --------    -----------  ----------     --------    -------------
December 31, 2002 as previously
   reported                                  590,276       59,041             -            -       84,634       143,675

   Change in accounting policy -
    effect of change in group
    structure (Note 2.4)                           -            -             -            -          609           609
                                          ----------     --------    -----------  ----------     --------    -------------
January 1, 2003, as restated                 590,276       59,041             -            -       85,243       144,284

   Net income                                      -            -             -            -        8,837         8,837
   Change in fair value of
    available-for-sale financial
    assets recognized in equity                    -            -             -         (101)           -          (101)
   Gain on sale of subsidiary CEPS,
    net of tax (Note 25)                           -            -             -            -        7,162         7,162
   Effect of acquisition of REAS on
    equity (Note 6)                                -            -             -            -       (4,501)       (4,501)
   Sale of treasury shares                     1,190          111             -            -           (5)          106
   Dividends declared                              -            -             -            -       (2,657)       (2,657)
   Returned dividends on treasury                  -
    shares                                                      -             -            -            4             4
   Share options                                   -            -             -           21            -            21
   Share on equity movements
    of associates                                  -            -             -            -          (25)          (25)
   Other movements                                 -            -             1           (1)         (16)          (16)
                                          ----------     --------    -----------  -----------    --------    -------------
December 31, 2003                            591,466       59,152             1          (81)      94,042       153,114
                                          ==========     ========    ===========  ===========    ========    =============

Dividends paid per share were CZK 4.5, CZK 2.5 and CZK 2.0 for 2003, 2002 and
2001, respectively. Dividends from 2003 profit will be declared on general meeting, which will be held in June 2004.

Changes in estimates of asset retirement obligations

Under IFRS the asset retirement obligations, which relate to nuclear power plants ("nuclear provisions"), are estimated in similar manner to US GAAP.
However there are significant differences between the two standards regarding the accounting treatment of the changes in estimates used for the calculation of nuclear provisions.

Under IFRS changes in a decommissioning liability that result from a change in the current best estimate of cash flows required to settle the obligation or a change in the discount rate are added to (or deducted from) the amount recognized as the related asset to the extent the change relates to future periods. To the extent the change relates to the current or prior periods, it is reported as income or expense for the current period. Under IFRS the amortization of the revised capitalized asset retirement costs is calculated retrospectively and the resulting adjustment is charged directly to statement of income as depreciation expense.

Under US GAAP changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability for an asset retirement obligation and the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset. Upward revisions in the amount of undiscounted estimated cash flows are discounted using the current credit-adjusted risk-free rate. Downward revisions in the amount of undiscounted estimated cash flows are discounted using the credit-adjusted risk-free rate that existed when the original liability was recognized. Revisions to the asset retirement obligation result in adjustments of capitalized asset retirement costs and affect subsequent depreciation of the related asset. Such adjustments are depreciated on a prospective basis.

Further under US GAAP according to FAS 143 the expense related to the unwinding of the discount ("accretion expense") should be classified as an operating item in the statement of income. Under IFRS the Company presents the accretion expense similarly to borrowing costs as other expense.

Provision for onerous contract

Under IFRS the Group recognized a provision for onerous executory contract.
Under the definitions of IAS 37 an onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Under US GAAP, companies do not accrue the contingent losses related to executory contracts in their balance sheets, but rather these losses are recognized over the remaining life of the contract when incurred. Therefore the provision, which was recognized under
IFRS, was reversed for US GAAP purposes.

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

Other US GAAP Related Disclosures:

Associated Companies

As described in Note 7, the Company accounts for its investments in associated companies using the equity method.

Consolidated retained earnings include undistributed earnings of associated companies. These undistributed earnings net of deferred tax amounted to CZK
3,032 million and CZK 1,399 million as of December 31, 2003 and 2002. In 2003,
2002 and 2001, net dividends received from associated companies amounted to CZK
182 million, CZK 114 million and CZK 57 million, respectively.

Related parties

As disclosed in Note 17, the payables from purchase of REAS to National Property
Fund amount to CZK 7,470 million as of December 31, 2003. The amount is represented by two notes payable in the amount of CZK 3,735 million each with original maturity on June 30, 2004, and June 30, 2005. The Company agreed with the National Property Fund to repay both notes in 2004. Both notes have an interest rate of 3M PRIBOR + 0.3%.

At December 31, 2003 and 2002, the total payables included payables to associates in the amount of CZK 1,192 million and CZK 709 million, respectively
(see Note 17).

As disclosed in Note 9, at December 31, 2003 and 2002, the total receivables included receivables from associates in the net amount of CZK 1,113 million and
CZK 341 million, respectively.

Nuclear Decommissioning, Radioactive Waste and Spent Fuel Disposal Provisions

As discussed in Notes 2.22 and 14 to the consolidated financial statements in
2000 the Company adopted International Accounting Standard IAS 37 "Provisions,
Contingent Liabilities and Contingent Assets". According to the IAS 37, the
amount recognized as a provision should be the best estimate of the expenditure required to settle the present obligation at the balance sheet date. For calculation of these estimates in the case of nuclear provisions CEZ has discounted expected future cash flows to their present values. The initial costs of provisions were capitalized and are depreciated over the useful life of the related assets (nuclear power plants). The increase of the provisions due to the accretion of discount and effect of inflation is charged to income as a separate component of interest expense. Under US GAAP the accretion of discount should be presented as part of operating expenses. Changes in the provision, which result from the consumption of nuclear fuel, are charged to income as part of the fuel expense.

CEZ applied SFAS No. 143 "Accounting for Asset Retirement Obligations " in 2002.
The statement requires the classification of the provision as a liability on the balance sheet using an expected cash flow approach, in which multiple cash flow scenarios that reflect the range of possible outcomes and a credit-adjusted risk-free rate are used to estimate fair value. Since very similar approaches are used when calculating provision under IAS 37, there is no material difference in calculation of the provision under US GAAP and IFRS. However as described above, IFRS and US GAAP have significantly different accounting treatment for changes in estimates of the nuclear provisions. This results in different amount of capitalized costs related to nuclear provisions, different subsequent amortization of these capitalized costs charged to income and different amounts recorded in the statement of income as result of the changes in estimates.

Intangible assets

Aggregate amortization expenses of intangible assets were estimated for each of the five succeeding fiscal years in million of CZK.

2004                                       581
2005                                       402
2006                                       228
2007                                        95
2008                                        10

Significant Debt Covenants

In 1992 the Company has entered into a loan agreement with the International
Bank for Reconstruction and Development. The agreement contains financial covenants relating to capital expenditure coverage, cash flow coverage and debt service coverage. In 2003, 2002 and 2001 the Company has complied with the required covenants.

Stock-based Compensation

As described in Note 23, during 2003, 2002 and 2001 the Company has granted stock options to members of the Board of Directors, Supervisory board and certain other members of management. No options were granted in the years prior to 2001. The Company has elected to account for employee stock options under US
GAAP in accordance with Accounting Principles Board Opinion No. 25 (APB 25)
"Accounting for Stock Issued to Employees" and related interpretations and to furnish the pro forma disclosures required under SFAS No. 123 "Accounting for
Stock-Based Compensation".

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

The options may be exercised immediately and at any time during the period specified in the relevant stock option agreement, such period generally set to correspond the term for which the member was elected or appointed to the respective board. Accordingly, the measurement date was the grant date.

In 2003, 2002 and 2001 the Company has recognized the compensation expense in accordance with APB 25. In 2002 and 2001 the exercise price of CEZ's employee stock options was higher than the market price of the underlying stock at the measurement days and therefore no compensation expense was recognized in accordance with APB 25 in these periods. Had compensation cost for management incentive schemes been determined based on the fair value at the grant dates for options under those schemes consistent with the method prescribed in SFAS No.
123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in CZK millions, except per share data):

                                                                     2003            2002             2001
                                                                  ----------      ----------       ----------
Net income, as reported                                             8,837            8,421            8,538

    Add: Stock-based employee compensation expense
    included in reported net income, net of related tax
    effects                                                             2                -                -
    Deduct: Total stock-based employee compensation
    expense determined under fair value based method for
    all awards                                                         (2)              -*              (24)
                                                                  ----------      ----------       ----------
    Pro forma                                                       8,837            8,421            8,514
                                                                  ==========      ==========       ==========
Basic income per share (CZK per share)
    As reported                                                        15.0             14.3             14.4
    Pro forma                                                          15.0             14.3             14.4

Diluted income per share (CZK per share)
    As reported                                                        14.9             14.2             14.4
    Pro forma                                                          14.9             14.2             14.4
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

                                                                    2003             2002             2001
                                                                   ------           ------           ------
Weighted average assumptions

    Dividend yield                                                   7.6%             2.9%             2.4%
    Expected volatility                                             22.4%            40.2%            36.0%
    Risk-free interest rate                                          2.1%             2.6%             4.8%
    Expected life (years)                                            3.6              1.3              2.3

Weighted average grant-date fair value of options (CZK
   per 1 option)                                                    17.9             17.4             10.2

On December 31, 2003, 2002 and 2001, respectively, the exercise prices of outstanding options were in the range from CZK 88.8 to CZK 128.6, from CZK 72.5 to CZK 96.4 and from CZK 86.3 to CZK 96.4 per share. On December 31, 2003, 2002 and 2001, respectively the options outstanding had an average remaining contractual life of 1.8 years, 1.4 years and 2.0 years, respectively.

For further information on stock-based compensation see Note 23.

Valuation and Qualifying Accounts  (in millions of CZK)

                                        Balance at    Acquisition                  Charges to
Provisions on assets to which          beginning of   of subsidia-    Disposal of   cost and                    Balance at
they apply:                               year          ries          subsidiary    expenses      Deductions    end of year
-----------------------------          ------------   ------------    -----------  ----------     ----------    -----------
 2002
 Nuclear provision                        21,396             -             -          3,278          (808)        23,866
 Other provisions                            649             -             -             91           (88)           652
 Provision for bad and doubtful
    debts                                    715             -             -            348          (335)           728

 2003
 Nuclear provision                        23,866           146             -          5,551        (1,399)        28,164
 Provision for onerous contract                -         1,486             -              -          (235)         1,251
 Other provisions                            652           586             -            735          (413)         1,560
 Provision for bad and doubtful
    debts                                    728         1,642            (4)         1,090        (1,124)         2,332

Discontinued Operation

The Company has classified sale of CEPS under IFRS as discontinuing operation
(see Note 25). Under US GAAP the transaction does not represent discontinued
operation, as the Company retains a 34% ownership in CEPS.

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

                                                               2003       2002
                                                              -------    ------
Current assets:

Derivatives                                                        -          8
                                                              -------    ------
                                                                   -          8
                                                              -------    ------
Non-current assets:

Accumulated provision for nuclear decommissioning
    and spent fuel storage                                     6,641      6,129
CASTOR containers write off                                      338        367
Other provisions                                                 885        300
Tax loss carry forwards                                           25          -
Revaluation of financial assets                                   17          -
Other deductible differences                                     171        187
                                                              -------    ------
                                                               8,077      6,983
                                                              -------    ------
    Deferred tax assets                                        8,077      6,991
                                                              -------    ------
Current liabilities:

Penalty receivables                                               71        164
Additional foreign exchange rate differences under US GAAP         -          -
Other US GAAP differences                                         17         25
                                                              -------    ------
                                                                  88        189
                                                              -------    ------
Non-current liabilities:

Tax depreciation in excess of financial statement
    depreciation                                              12,102      8,226
Capitalized interest                                           5,590      6,227
Capitalized cost of provisions                                 2,253      2,683
Repairs and maintenance accrual                                  987        967
Investment in associate                                        1,490        627
Investment in subsidiary                                           -        613
                                                              -------    ------
                                                              22,422     19,343
                                                              -------    ------
Deferred tax liabilities                                      22,510     19,532
                                                              -------    ------
Total deferred tax liabilities, net                           14,433     12,541
                                                              =======    ======

New pronouncements

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial
Instruments with Characteristics of both Liabilities and Equity (FAS 150). The statement establishes standards on how to classify and measure certain financial instruments with characteristics of both liabilities and equity and requires additional disclosures regarding alternative ways of settling instruments and the capital structure of entities--all of whose shares are mandatory redeemable.
The provisions of FAS 150 were effective for all financial instruments entered into or modified after May 31, 2003, and otherwise was effective the first interim period beginning after June 15, 2003. However, the guidance applying to mandatorily redeemable noncontrolling interests has been deferred. The Company does not expect this statement to have a material impact on the financial statements.

In April 2003, the FASB issued SFAS 149, Amendment of Statement 133 on
Derivative Instruments and Hedging Activities (FAS 149). FAS 149 generally improves financial reporting for derivative instruments by requiring that contracts with comparable characteristics be accounted for similarly and by clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows. The guidance in SFAS 149 was effective prospectively for contracts entered into or modified and for hedging relationships designated after June 30, 2003. The Company has evaluated the impact of this statement and does not expect it to have a material impact on the financial statements.

In December 2003 the Financial Accounting Standards Board issued FASB
Interpretation No.46 R, Consolidation of Variable Interest Entities Revised. FIN
46R modifies the scope exceptions provided in FIN 46. Entities would be required to replace FIN 46 provisions with FIN 46R provisions for all newly created post-January 31, 2003 entities as of the end of the first interim or annual reporting period ending after March 15, 2004. We reviewed our investment portfolio, including associated companies, and identified no investments in
Variable Interest Entities, as defined by FIN 46.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of
1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CEZ, a. s.

                                 By:         /s/ MARTIN ROMAN
                                      ----------------------------------------
                                      Name:  Martin Roman
                                      Title: Chief Executive Officer and
                                             Chairman of the Board of Directors

                                 By:         /s/ DAVID SVOJITKA
                                      ----------------------------------------
                                      Name:  David Svojitka
                                      Title: Chief Financial Officer and
                                             Member of the Board of Directors

Date: June 30, 2004

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   CEZ, a. s.

                              Exhibits to Form 20-F

1.     Articles of Association (Stanovy) of CEZ, a. s.

4.1*   Share Purchase Agreement between Fond narodniho majetku Ceske republiky as Seller and CEZ, a. s. as Purchaser, dated June 28, 2002

4.2*   Share Purchase Agreement between CEZ, a. s. as Seller and OSINEK, a.s. as
       Purchaser, dated June 28, 2002

4.3*   Share Purchase Agreement between Ceska konsolidacni agentura as Seller and CEZ, a. s. as Purchaser, dated July 22, 2002

4.4*   Share Purchase Agreement between CEZ, a. s. as Seller and Czech Republic
       - Ministry of Labor and Social Affairs as Purchaser, dated August 19,
       2002

4.5    Collective Bargaining Agreement, dated January 29, 2004

8.     List of Subsidiaries

12.1   Certification of Martin Roman, our Chief Executive Officer, pursuant to
       Section 302 of the Sarbanes- Oxley Act of 2002

12.2   Certification of David Svojitka, our Chief Financial Officer, pursuant to
       Section 302 of the Sarbanes- Oxley Act of 2002

13.**  Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
       Section 906 of the Sarbanes-Oxley Act of 2002

---------

*  This exhibit is incorporated by reference to the Exhibits filed with our
   Annual Report on Form 20-F dated June 25, 2003.

** This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.