Form 20-F
period 2004-12-31
CEZ AS
filed 2005-07-15
CIK 1041841

================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                    FORM 20-F

                     Annual Report Pursuant to Section 13 or
                  15(d) of the Securities Exchange Act of 1934
                   For the Fiscal Year Ended December 31, 2004
                     Commission File Number 333 - 7172 - 01
                                -----------------

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

     The number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2004 was: 592,210,843 shares of common stock

                                  -------------

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

We have based the data contained in this Annual Report as to end-users of electricity (including end-user average prices and electricity demand) on data supplied to us by the regional distribution utilities (the "REAS") on a voluntary basis. We have no means of independent verification of such data.

                                     TABLE OF CONTENTS



Part I
Item 1.            Identity of Directors, Senior Management and Advisers...........      6
Item 2.            Offer Statistics and Expected Timetable.........................      6
Item 3.            Key Information.................................................      6
Item 4.            Information on the Company......................................      14
Item 5.            Operating and Financial Review and Prospects....................      41
Item 6.            Directors, Senior Management and Employees......................      53
Item 7.            Major Shareholders and Related Party Transactions...............      58
Item 8.            Financial Information...........................................      59
Item 9.            The Offer and Listing...........................................      60
Item 10.           Additional Information..........................................      60
Item 11.           Quantitative and Qualitative Disclosures about Market Risk......      69
Item 12.           Description of Securities Other Than Equity Securities..........      73
Part II
Item 13.           Defaults, Dividend Arrearages and Deliquencies..................      73
Item 14.           Material Modifications to the Rights of Security Holders and
                   Use of Proceeds.................................................      73
Item 15.           Controls and Procedures.........................................      73
Item 16A.          Audit Committee Financial Expert................................      74
Item 16B.          Code of Ethics..................................................      74
Item 16C.          Principal Accountant Fees and Services..........................      74
Item 16D.          Exemptions from the Listing Standards for Audit Committees......      75
Part III
Item 17.           Financial Statements............................................      75
Item 18.           Financial Statements............................................      75
Item 19.           Exhibits........................................................      75

                               GENERAL INFORMATION

Forward-Looking Statements

Certain statements contained in this Annual Report are "forward-looking statements" within the meaning of U.S. federal securities laws. We intend that these statements be covered by the safe harbors created under these laws. Those statements include, but are not limited to:

     o statements as to expected revenues, operating results, market shares and certain expenses, including interest expenses, in respect of certain of our operations;
     o    expectations as to the operation of Temelin and its power output;
     o    expectations as to the anticipated privatization of our Company;
     o    statements as to actions of our majority shareholder;
     o expectations as to energy prices and the deregulation of the energy market in the Czech Republic;
     o statements as to the rate of growth of the electricity market in the Czech Republic;
     o expectations as to our relations with the regional electricity distributors;
     o expectations as to our integration with the regional electricity distributors and with our newly-acquired companies;
     o expectations as to our compliance with the "unbundling" requirement under the Energy Act;
     o    expectations as to implementation of our VIZE 2008 strategy;
     o statements about the rent we anticipate paying for certain of our hydroelectric power plants;
     o expectations as to the issuance of operations licenses, the schedule and cost for the refurbishment of Dukovany;
     o    statements about the transfer of land to our Company;
     o expectations as to the approval and construction of interim fuel storage facilities;
     o    expectations as to the expansion of our distribution grid;
     o expectations as to the closing of our purchase of distribution companies in Romania;
     o expectations as to our future acquisitions, participations in tender processes for such acquisitions and results of such tender processes;
     o    expectations as to the development of our telecommunications services;
     o    expectations of our future capital expenditures;
     o    statements as to the funding of future expenditures and investments;
     o expectations of risks and liabilities of hedging transactions entered into;
     o    statements as to the expected outcome of certain legal proceedings;
     o    estimates of future levels of employees; and
     o expectations as to the legal and regulatory framework for our industry.

These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in any forward-looking statements include:

     o the effect of general economic conditions and changes in interest rates in the Czech Republic;
     o    difficulties encountered in the privatization of our Company;
     o difficulties encountered in the integration of our Company with some of the regional electricity distributors;
     o difficulties in controlling our distribution business due to the "unbundling" requirement of the Energy Act and/or other new legal requirements of the Czech Republic or European Union;
     o obstacles encountered in the process of implementation of our VIZE 2008 strategy;
     o difficulties encountered in the integration of our Company with businesses newly acquired by our Company in the future;
     o increases in competition in the markets in which we operate and changes in sales and marketing methods utilized by competitors;
     o changes in the structure and regulation of electricity prices in the Czech Republic;
     o difficulties encountered in the operation of our Temelin nuclear power plant and refurbishment of our Dukovany nuclear power plant;
     o    the potential loss of key personnel;
     o    acts of war or terrorism; and

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

Unless the context otherwise indicates, the terms "CEZ group", "our group", "we", "us", and "our" refer to CEZ, a. s. and our subsidiaries and affiliates. Unless the context otherwise indicates, the terms "CEZ" and "Company" refer solely to CEZ, a. s. without reference to our subsidiaries and affiliates. The term "EU" refers to the European Union. The term "REAS" refers regional electricity distribution companies in the Czech Republic. The term "Energy Act" refers Czech Act No. 458/2000 Coll., Energy Act, as amended.

                                     PART I


ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.   KEY INFORMATION

                      SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should, where applicable, be read in conjunction with, and are qualified in their entirety by reference to, our Consolidated Financial Statements (including the notes thereto) contained in
Item 18 "Financial Statements" of this Annual Report. We prepare the Consolidated Financial Statements in accordance with International Financial Reporting Standards ("IFRS") which differ in certain important respects from U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). Note 30 to the Consolidated Financial Statements provides a description of the principal differences between IFRS and U.S. GAAP and a reconciliation to U.S. GAAP of net earnings and total shareholders' equity for the periods and as of the dates therein indicated.

                                                                                As of or for the year ended December 31,
                                                      ------------------------------------------------------------------------------
                                                         2000        2001        2002         2003          2004           2004
                                                         ----        ----        ----         ----          ----           ----
                                                                              (CZK millions except rates, ratios,          (USD
                                                                               operating and per share data)(1)         millions,
                                                                                                                        except per
                                                                                                                          share
                                                                                                                         data)(2)
Consolidated Income Statement Data(3)
IFRS:
Revenues..............................................    52,431      56,055      55,578        84,816       100,165        4,478.6
Operating expenses....................................    39,570      41,304      44,355        71,812        81,010        3,622.2
Income before other expense and income taxes..........    12,861      14,751      11,223        13,004        19,155          856.5
Other expenses (income)...............................     2,260       1,459       (573)         2,267         1,227           54.9
Income before income taxes............................    10,601      13,292      11,796        10,737        17,928          801.6
Income taxes..........................................     3,364       4,169       3,375         1,349         3,845          171.9
Minority interests....................................         -           -           -           519         1,024           45.8
Net income............................................     7,237       9,123       8,421         8,869        13,059          583.9
Net income per share (CZK per share)
   Basic..............................................      12.2        15.4        14.3          15.0          22.1           0.99
   Diluted............................................      12.2        15.4        14.2          15.0          22.1           0.99
Cash dividend per share (CZK per share)...............       0.0         2.0         2.5           4.5           8.0
Cash dividend per share (USD per share) (4)...........       0.0       0.052       0.080         0.156         0.304
Weighted average number of shares (000's)
   Basic..............................................   592,088     591,926     590,363       590,772       592,075
   Diluted............................................   592,088     592,088     592,150       592,211       592,211

U.S. GAAP:
Revenues..............................................       (5)         (5)      96,410        96,105       100,165        4,478.6
Net income............................................       (5)         (5)      10,021         9,488        12,905          577.0
Other comprehensive income............................       (5)         (5)         144         (268)             4            0.2
Total comprehensive income............................       (5)         (5)      10,165         9,220        12,909          577.2
Net income per share (CZK per share)
   Basic..............................................       (5)         (5)        17.0          16.1          21.8           0.97
   Diluted............................................       (5)         (5)        16.9          16.0          21.8           0.97


                                                                                As of or for the year ended December 31,
                                                      ------------------------------------------------------------------------------
                                                         2000        2001        2002         2003          2004           2004
                                                         ----        ----        ----         ----          ----           ----
                                                                              (CZK millions except rates, ratios,          (USD
                                                                               operating and per share data)(1)         millions,
                                                                                                                        except per
                                                                                                                          share
                                                                                                                         data)(2)

Consolidated Balance Sheet Data(3)
IFRS:
Property, plants and equipment--net(6).................   98,717      93,605     146,914       226,392       216,809        9,694.1
Construction work in progress.........................   103,591     111,929      56,513        10,204        10,626          475.1
Other assets..........................................    19,952      23,493      28,038        41,627        53,380        2,386.8
Total assets..........................................   222,260     229,027     231,465       278,223       280,815       12,556.0
Shareholders' equity..................................   129,442     136,726     143,675       152,624       163,689        7,319.0
Minority interests....................................         -           -           -         7,893         5,282          236.2
Long-term debt, net of current portion................    49,059      42,899      35,729        30,965        38,190        1,707.6
Other long-term liabilities (7).......................    21,547      21,578      23,866        33,370        34,633        1,548.5
Total long-term liabilities (7).......................    70,606      64,477      59,595        64,335        72,823        3,256.1
Deferred tax liability................................     8,057       9,870      12,541        15,863        16,008          715.8
Current liabilities...................................    14,155      17,954      15,654        37,508        23,013        1,029.0
Stated capital........................................    59,209      59,050      59,041        59,152        59,218        2,647.8

U.S. GAAP:
Total assets..........................................       (5)         (5)     289,491       279,617       280,985       12,563.6
Long-term liabilities (7).............................       (5)         (5)      62,480        64,475        72,823        3,256.1
Deferred tax liability................................       (5)         (5)      16,101        15,942        16,454          735.7
Shareholders' equity..................................       (5)         (5)     162,122       153,530       164,025        7,334.0
Minority interests....................................       (5)         (5)      17,438         8,542         5,576          249.3

Other Financial Data
IFRS:
Depreciation rate.....................................       5.4         5.3         5.6           5.7           4.8
Ratio of earnings to fixed charges....................      2.35        3.13        3.42          3.40          5.33
Capital expenditures..................................    21,346      15,706      10,419        52,316        33,949        1,518.0
Ratio of shareholders' equity to total
   capitalization(8)..................................      0.72        0.76        0.80          0.81          0.79

U.S. GAAP:
Ratio of earnings to fixed charges....................       (5)         (5)        4.52          3.75          5.25
Ratio of shareholders' equity to total
   capitalization(8)..................................       (5)         (5)        0.88          0.81          0.79

Selected Operating Data
Installed capacity (MW)...............................    10,146      10,146      11,146        12,297        12,297
Generation (GWh)......................................    50,842      52,162      54,118        61,399        62,126
Employees.............................................     9,278       8,011       7,677        18,100        17,855

(1) Certain prior year financial statement items have been reclassified to conform to the current year presentation.
(2) Czech crown amounts have been translated into U.S. dollars at the rate of CZK 22.365 per USD 1.00, the CNB Exchange Rate on December 31, 2004.
(3) For 2002 and 2003 comparative information has been restated (see Note 2.4(a) to the Consolidated Financial Statements).
(4) Translated into USD at the Czech National Bank rate on the dividend payment date.
(5) As discussed in Note 30 to our Consolidated Financial Statements, during 2004 we restated previously reported U.S. GAAP financial information to reflect the retroactive application of accounting similar to a "pooling of interest" for certain common control business combinations which we entered into during both January 2004 and April 2003. We did not restate, and therefore we do not provide, U.S. GAAP reconciled financial information for 2001 and 2000 designated by this footnote, because such U.S. GAAP reconciled financial information is not required to be provided in Note 30 to our Consolidated Financial Statements and we believe that we would not be able to obtain the relevant information without unreasonable effort and expense.
(6) Plant in service less accumulated provision for depreciation and nuclear fuel at amortized cost.
(7) Amounts also include accumulated provision for nuclear decommissioning and storage of spent fuel and other nuclear waste.
(8) Total capitalization includes stated capital, retained earnings and long-term debt (net of current portion).

Exchange Rates

The following table sets forth, for the periods and dates indicated high and low exchange rates for Czech crowns ("CZK") into U.S. dollars ("USD") as reported by the Czech National Bank (the "CNB Exchange Rate") for each month during the previous six months and, for the last five years, the average rate for each year calculated as the average of the exchange rates on the last day of each month during the period. No representation is made that the Czech crown or USD amounts referred to herein could have been made or could be converted into USD or Czech crowns, as the case may be, at the rates indicated or at any other rate. The Federal Reserve Bank of New York does not report a noon buying rate for Czech crowns. As of July 14, 2005, the CNB Exchange Rate was CZK 25.06 = USD 1.00.


                                                 CNB Exchange Rates
                                                 ------------------
         Month                             Low(1)                High(1)
         -----                             ---                   ----
                                                  (CZK per USD)
         December 2004                     23.40                  22.34
         January 2005                      23.48                  22.48
         February 2005                     23.47                  22.45
         March 2005                        23.35                  21.97
         April 2005                        23.65                  23.02
         May 2005                          24.62                  23.09
         June 2005                         24.91                  24.41
         Source: Czech National Bank

(1) Actual high and low, on a day-by-day basis, for each period.


                                           CNB Exchange Rates
                                           ------------------
            Year         Low (1)       High (1)     Average (2)      Period-End
            -----        ----          ----         -------          ----------
                                            (CZK per USD)
            2000          42.13         34.88          38.58            37.81
            2001          40.29         34.84          38.03            36.26
            2002          37.16         29.12          32.74            30.14
            2003          30.35         25.65          28.23            25.65
            2004          27.66         22.34          25.70            22.37
            Source: Czech National Bank

(1)  Actual high and low, on a day-by-day basis, for each period.
(2)  Average of the exchange rates on the last day of each month during period.

For information regarding the effects of currency fluctuations on our results, see "Risk Factors" on page 9, "Item 5. Operating and Financial Review and Prospects" on page 47 and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" on page 69.

                                  RISK FACTORS

FACTORS RELATING TO THE COMPANY

OUR MAJORITY SHAREHOLDER MAKES DECISIONS THAT REFLECT CZECH GOVERNMENT POLICY

The Czech National Property Fund (the "NPF" or the "National Property Fund"), which is under the direct control of the Czech Republic, holds approximately two-thirds of all shares in CEZ. The National Property Fund also holds significant equity interests in certain of our subcontractors, including Czech suppliers of coal. As of the end of 2005, the National Property Fund will be terminated and all its property, including all our shares owned by the NPF, will pass to the Czech Republic and will be administered by the Czech Ministry of Finance. Consequently, certain of our decisions and the decisions of our suppliers and contractors that are mandated by the National Property Fund (or will be mandated by the Ministry of Finance) reflect the Czech Republic government policy. We can give no assurance that these decisions will not adversely affect our business, prospects, financial condition or results of operations.

OUR INTEGRATION WITH THE REAS, BULGARIAN DISTRIBUTION COMPANIES OR OTHER ACQUISITIONS COULD ENCOUNTER OBSTACLES, NEGATIVELY INFLUENCING OUR BUSINESS

On April 1, 2003, we acquired from the Czech government majority shares in five regional distribution companies in the Czech Republic (the "REAS"). On January 18, 2005, we acquired from the Bulgarian government majority shares in three distribution companies in Western Bulgaria. We are in the process of fully integrating the five REAS and the Bulgarian distribution companies into our group. While we believe that we will be successful in our efforts, we can give no assurance that the integration of the REAS and the Bulgarian distribution companies will proceed smoothly and that minority shareholders in the REAS and in the Bulgarian distribution companies will not obstruct the integration process. Consequently, we can provide no assurance that our business, prospects, financial condition or results of operations will not be adversely influenced by these factors. Also, we may encounter similar difficulties in connection with integration into our group of other companies which we may acquire in the future.

SEPARATION OF ELECTRICITY DISTRIBUTION FROM ELECTRICITY GENERATION ("UNBUNDLING") REQUIRED BY CZECH LAW AS OF JANUARY 1, 2007 WILL LIMIT OUR ABILITY TO EXERCISE FULLY OUR CONTROL OVER THE REAS

Under Czech law, by January 1, 2007 distribution of electricity must be separated and independent from generation of electricity. The process of separation is called "unbundling". To ensure the required independence, management responsible for electricity distribution business must be different from management responsible for electricity generation business, appropriate measures must be taken to prevent professional conflicts of interest between persons responsible for electricity distribution and generation businesses, and control which can be exercised by shareholders over electricity distribution companies is restricted. After we comply with these requirements, we could encounter difficulties and obstacles in controlling our REAS, despite being a majority shareholder in those REAS. Consequently, our business, prospects, financial condition or results of operations may be adversely influenced by these legal limitations on our control over the REAS.

LIBERALIZATION OF THE ELECTRICITY MARKET IN THE CZECH REPUBLIC COULD ADVERSELY AFFECT OUR BUSINESS

We compete on the retail electricity market and the wholesale electricity market. With respect to the retail market in the Czech Republic, only "eligible final customers" may choose their electricity supplier and freely negotiate prices. Since January 1, 2005, all final customers except for households have been among the "eligible final customers". Households are scheduled to become "eligible final customers" as of January 1, 2006, when the Czech retail electricity market will become fully liberalized. We have direct access to all eligible final customers and this liberalized market represents approximately 60% of the Czech retail electricity market. On the other hand, the remaining 40% of the Czech retail electricity market (mostly households) is served by the REAS which are free to choose on the wholesale market the supplier to cover demand of their customers. The wholesale market is fully liberalized. As a consequence of this liberalization, the REAS and eligible final customers have purchased some electricity from producers outside the Czech Republic, which in fact has reduced our revenues. We have responded to these price and other pressures by increasing the quantity of electricity sold for low prices while keeping fixed costs constant. While we control five REAS in the Czech Republic, we can provide no assurance that decisions of the remaining three independent REAS or independent eligible final customers will not adversely affect our business, prospects, financial condition or results of operations.

OUR FUTURE PROFITABILITY IS DEPENDENT UPON SEVERAL FACTORS, SOME OF WHICH ARE OUTSIDE OUR CONTROL.

Costs structure and variable electricity prices. The operation of our power stations, in particular our nuclear power stations, is characterized by high fixed costs. Additionally, some of our costs are not borne by our non-nuclear competitors because they are unique to the nuclear power generation industry. Our ability to generate sufficient turnover at sufficient margin to cover our fixed costs is dependent, in part, on favorable electricity prices and our sales and trading strategy. Electricity prices depend on a number of market and other factors. Because our costs are primarily fixed in nature, they cannot be reduced in periods of low electricity prices. Therefore, in these circumstances it is possible that we may not produce sufficient revenue from our electricity sales and/or trading to cover our generation costs.

Unplanned outages. Unplanned outages of our power plants, in particular nuclear reactors, result in lost generation and, due to our contractual obligations to deliver electricity at pre-established prices and quantities, we may, therefore, be required to purchase replacement electricity volume in the open market which may be at unfavorable prices. Given the complexity of operating nuclear power stations, we do not believe that we will be able to completely eliminate the risk of unplanned outages and we cannot predict the timing or impact of these outages with any certainty. Therefore, there is no assurance that we will be profitable or generate sufficient cash to fund our operations or to meet our financial obligations as they fall due.

INTERRUPTIONS IN OPERATION OF THE TEMELIN NUCLEAR POWER PLANT COULD SIGNIFICANTLY LOWER OUR CASH FLOW

We have experienced continuing environmental and other opposition to our operation of Temelin nuclear power plant with demonstrations by Austrian citizens and others. As a result, the prime ministers of Austria and the Czech Republic met in the past and agreed to further studies and monitoring performed on Temelin. Also, several lawsuits were filed before Austrian courts and they referred the issue as to whether Austrian courts have jurisdiction in such lawsuits to the European Court of Justice. We can provide no assurance that, as a result of such studies and monitoring or such lawsuits, the operation of Temelin will not be disturbed as a result of events beyond the control of management. We can provide no assurance that any such problems will not adversely affect our business, prospects, financial condition or results of operations.

OUR COMMERCIAL RELATIONSHIP WITH THE REAS AND THE COMPETITIVE ENVIRONMENT FOR THE SUPPLY OF ELECTRICITY IN THE CZECH REPUBLIC COULD CHANGE

We sell a significant portion of the electricity we produce to the eight REAS. Except for two REAS for which ten-year supply contracts have been signed in 1996 (but contracts specifying volumes and prices, among others, for these two long-term contracts are signed annually), we sign our contracts with the other REAS annually. We own majority shares in five REAS. We can provide no assurance that the three REAS we do not control will continue to purchase power from us in the same quantities as they have in the past and/or for the same or better prices or that the competitive environment for the supply of electricity in the Czech Republic will not change.

THERE ARE RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

In January 2005, we acquired three electricity distribution companies in Western Bulgaria. We are in the process of bidding for acquisition of several other electricity generation and distribution companies outside the Czech Republic, including Bulgaria, Romania, Poland and Montenegro. We will continue to evaluate opportunities abroad and may expand our investments in these countries or in new markets. There are certain risks inherent in doing business on an international level, such as unexpected changes in regulatory requirements, trade barriers including import and export controls, tariffs, customs, duties, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, expropriation, nationalization, war and other political risks, fluctuations in currency exchange rates, foreign exchange controls which restrict or prohibit repatriation of funds, technology export and import restrictions or prohibitions and potentially adverse tax consequences, any of which could adversely impact the success of our international operations.

BECAUSE WE LOST CONTROL OF THE TRANSMISSION GRID, ELECTRICITY TRANSMISSION PRICES MAY INCREASE

Until April 1, 2003, we controlled the electricity transmission grid in the Czech Republic through our wholly-owned subsidiary, CEPS, a.s. As a part of process of the liberalization of the energy market and/or privatization in the Czech Republic, we had to sell our majority stake in CEPS, a.s. and we thereby lost control of the transmission grid. The prices for electricity transmission could increase as a result of our lost control of CEPS, a.s. If these transmission prices increase and such increase is followed by increases in end prices for electricity, we can give no assurance that the possible resulting decrease of consumption or our increased costs would not adversely affect our business, prospects, financial condition or results of operations. Further, we can give no assurance that the specific regulatory or other relationship that actually develops with respect to the transmission of electricity will not adversely affect our business, prospects, financial condition or results of operations.

STATE SUPPORT TO SELECTED POWER GENERATION SOURCES COULD ADVERSELY AFFECT THE PORTION OF OUR BUSINESS SUBJECT TO REGULATED PRICES

Czech law requires the REAS to purchase certain amounts of electricity from environmentally friendly "co-generation," or "renewable" facilities and it provides state subsidies to them. This approach leads to a significantly higher state support for small generation sources or those that are connected directly to the REAS grids. We, however, operate large plants and transmit a major portion of our electricity to the transmission grid and thus cannot take full advantage of the state support for otherwise comparable power generation sources. While we believe that these purchases by the REAS will remain an insignificant portion of overall REAS electricity purchases, we can provide no assurance that this will in fact be the case and that our electricity sales to independent REAS will not decrease as a result and will not adversely affect our business, prospects, financial condition or results of operations.

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

OBSOLESCENCE OF SOME OF OUR EQUIPMENT AND COMPONENT PARTS THAT ARE REQUIRED TO OPERATE OUR POWER STATIONS AND MONITOR PLANT STABILITY COULD RESULT IN HIGHER OPERATING COSTS, UNPLANNED LOSSES OR THE CLOSURE OF OUR POWER STATIONS.

Some of our power plants became operational several decades ago. As a result, it is becoming increasingly difficult to source replacement parts for some older equipment and to find engineers qualified to service certain equipment. We may not be able to maintain our older equipment on a cost effective basis or at all. We believe the increasing obsolescence of some of our parts and systems may result in an increase in unplanned losses, longer planned outages, significantly higher repair costs and/or the closure of our stations.

THE CONDITION OF SOME OF THE PLANT, EQUIPMENT AND COMPONENTS AT OUR POWER STATIONS IS SUBJECT TO GRADUAL DETERIORATION OVER TIME.

The impact on the condition of some of the plant, equipment and components at our power stations of station operations and natural processes such as erosion and corrosion tends to increase as such plant, equipment and components grow older. While we attempt to implement inspection and maintenance practices such that we repair or replace such plant, equipment and components before they fail there is no guarantee that we will be successful and consequently we may experience unplanned losses which will adversely impact on our profitability.

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

WE COULD INCUR SIGNIFICANT LOSSES IF WE SUFFERED A NUCLEAR ACCIDENT

In accordance with the Vienna Convention, the Nuclear Act provides that the operator of a nuclear facility is liable for any damage caused by a nuclear accident up to CZK 6 billion per accident. The Nuclear Act also provides that operators of nuclear facilities, such as ourselves, are obligated to acquire insurance covering potential liabilities for nuclear damages in an amount of not less than CZK 1.5 billion. We have concluded insurance policies for both Dukovany and Temelin which provide coverage at these amounts. However, notwithstanding such limitation of liability and our additional coverage, any nuclear accident at a nuclear power station could have a material adverse effect on our business, prospects, financial condition or results of operations due to, amongst others, potential shut-down of the nuclear facility involved in the accident and the resulting loss of generation capacity, remedial and replacement expenses and negative public response. In addition, as the Nuclear Act has not been tested in court, we can give no assurance that judicial interpretations will be consistent with its stated limitation of liabilities.

FUTURE REGULATION COULD HAVE A SIGNIFICANT ADVERSE EFFECT ON OUR BUSINESS AND ITS PROFITABILITY

As an owner and operator of nuclear and coal-fired power stations and owner of electricity distribution businesses, we are subject to extensive governmental regulations. We are subject to, among others, nuclear safety, electricity market and environmental regulations of the Czech Republic, the EU and other governmental authorities. Future regulation by the Czech government or the European Union may require significant changes in our business or otherwise affect our business in ways that we cannot predict. Any new regulations that cause us to restructure or otherwise change our business may have a material adverse effect on our business prospects, results of operations and financial condition.

A FAILURE TO COMPLY WITH, OR THE INCURRENCE OF LIABILITIES UNDER, ENVIRONMENTAL, HEALTH AND SAFETY LAWS AND REGULATIONS TO WHICH WE ARE SUBJECT, OR A FAILURE TO OBTAIN OR MAINTAIN REQUIRED ENVIRONMENTAL, HEALTH AND SAFETY REGULATORY APPROVALS, COULD ADVERSELY AFFECT OUR BUSINESS OR OUR ABILITY TO TRADE PROFITABLY.

We are subject to various environmental and health and safety laws and regulations governing, amongst other things: (i) the generation, storage, handling, release, use, disposal and transportation of hazardous and radioactive materials; (ii) the emission and discharge of hazardous materials into the ground, air or water; and (iii) decommissioning and decontamination of our facilities and the health and safety of the public and our employees. Regulators in the Czech Republic administer these laws and regulations. We are also required to obtain environmental and safety permits from various governmental authorities for our operations. Certain permits require periodic renewal or review of their conditions and we cannot predict whether we will be able to renew such permits or whether material changes in permit conditions will be imposed. Therefore, we may not have been, or may not at all times in the future be, in complete compliance with such laws, regulations and permits. Violations of these laws, regulations or permits could result in plant shutdowns, fines and/or litigation being commenced against us or other sanctions. Other liabilities under environmental laws, including clean-up of radioactive or hazardous substances, can be costly to discharge. Environmental liabilities or failure to comply with environmental laws could also lead to negative publicity and significant damage to our reputation. Environmental and health and safety laws are complex, change frequently and have tended to become more stringent over time. Whilst we have budgeted for future capital and operating expenditures to comply with current environmental and health and safety laws, it is possible that any of these laws will change or become more stringent in the future. Therefore, our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past or future releases of, or exposure to, radioactive or hazardous substances, could adversely affect our business or our operating or financial performance.

DEVALUATION OF THE CZECH CROWN AGAINST THE U.S. DOLLAR AND/OR EURO WOULD NEGATIVELY IMPACT OUR BUSINESS; WE MAY SUFFER EXCHANGE RATE LOSSES IF CZECH CROWN BECOMES SIGNIFICANTLY WEAKER TO U.S. DOLLAR AND/OR EURO, OR LOSSES DUE TO HEDGING IF CZECH CROWN BECOMES SIGNIFICANTLY STRONGER

Majority of our revenues are denominated in Czech crowns and, after giving effect to foreign exchange swaps, approximately one-third of our indebtedness is effectively denominated in, and is expected to continue to be denominated in, currencies other than the Czech crown. Consequently, we are exposed to currency exchange risks that could impact our ability to meet our debt obligations and finance our business. The Czech crown to euro exchange rate has been relatively stable and there has been a trend of a stronger Czech crown versus the U.S. dollar in 2004 with stabilization in 2005. However, we can give no assurance that these trends will continue. Devaluation of the Czech crown against the U.S. dollar and/or euro would result in a larger proportion of our revenues needed to service our indebtedness denominated in currencies other than the Czech crown, including the 7 1/8% notes due 2007 issued by CEZ Finance B.V. and guaranteed by our Company (the "Notes" and the guarantees provided by us the "Guarantees") which could have a material adverse effect on our ability to service the Notes or other indebtedness denominated in currencies other that the Czech crown.

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

FACTORS RELATING TO THE CZECH REPUBLIC

IF THE CZECH ECONOMY PERFORMS POORLY, OUR BUSINESS WILL BE IMPACTED NEGATIVELY

Our revenues are sensitive to the performance of the Czech economy. Most of our assets and operations are located in the Czech Republic and we derive the substantial majority of our electricity revenues from domestic sales. Changes in economic, regulatory, administrative or other policies of the Czech government, as well as political or economic developments in the Czech Republic over which we have no control, could have a significant effect on the Czech economy, which in turn could have a significant effect on our business, prospects, financial conditions or results of operations or our ability to proceed with our business plan.

The Czech Republic has experienced growing public finance deficits which could potentially destabilize the Czech crown against foreign currencies, increase inflation and increase the borrowing costs of the Czech Republic through lower debt ratings, and for us as well. While political parties in the Czech Republic acknowledge this problem, they have not reached political accord on a solution. Though the Czech crown is currently strong and the inflation low, we can give no assurance that this will be the case in the future years.

WE COULD INCUR UNFORESEEN TAX PENALTIES AND/OR SANCTIONS

Changing interpretations of tax regulations by the tax authorities, extended time periods relating to overdue liabilities and the possible imposition of high penalties and other sanctions result in the tax risk for a Czech company being significantly higher than in countries with more mature tax systems.

ITEM 4.   INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

CEZ, a.s. (the "Company" or "CEZ") was established on May 6, 1992 as a joint-stock company organized under the law of the Czech Republic. We were established through the aggregation of formerly state-owned companies into one enterprise. The resulting company is the largest electricity generation company in the Czech Republic in terms of installed electricity generation capacity and one of the largest companies in the Czech Republic in terms of operating revenues. Following acquisition of majority stakes in five REAS in 2003 we also operate the largest electricity distribution business in the Czech Republic in terms of number of final customers we can access. We are governed by the provisions of Czech Civil and Commercial law and are registered with the Commercial Register of the District Court for Prague. Our headquarters is located in Prague, Czech Republic. Our U.S. agent's name and address is CT Corporation System, 1633 Broadway, New York, New York 10019.

Our registered address is:

                                   CEZ, a. s.
                                  Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

                             Tel: +420 (2) 7113 1111
                              Web site: www.cez.cz

As of December 31, 2004, group of our companies consisted of a total of 78 companies, of which 34 (ourselves, 26 subsidiaries and 7 affiliated companies), are included in our consolidated group. The structure of our consolidated group was determined based on significance of our individual subsidiaries and affiliated companies.(1) The core business of our consolidated group is the generation, distribution, and sale of electricity generated in our group's own facilities, and related provision of power grid ancillary services. In addition to electricity generation and distribution, businesses of individual companies in our group also include generation and sale of heat, mining of raw materials, telecommunications, scientific research, as well as engineering and activities in the construction, maintenance, upgrading of power plants and distribution system, and provision of information technologies.

All power plants that we operate are located in the Czech Republic. The total installed capacity of our generation facilities as of December 31, 2004 amounted to 12,297 MW. In 2004, we generated 62,126 GWh of electricity. Of this amount, coal-fired plants accounted for 54.7%, our nuclear power plants accounted for 42.4%, and hydroelectric plants accounted for 2.9% of electricity produced. The remaining electric power consumed in the Czech Republic comes from independent power producers, self generators and imports. CEZ operates twenty-four(2) power plants, including ten coal-fired plants, twelve hydroelectric plants and two nuclear power plants, while other members of our consolidated group operate a number of small power plants with aggregate installed capacity of 144 MW. See "Property, Plants and Equipment" on page 30. We also purchase electricity from Sokolovska uhelna a.s., certain other companies (this applies to our distribution companies), and, under favorable circumstances, from traders.

Through REAS we have direct access to approximately 3.4 million of end customers (including both eligible final customers and households) in the Czech Republic. Of the quantity of electricity we sold in the Czech Republic in 2004, we sold approximately 57% to final customers to cover electricity consumption in the Czech Republic. On January 18, 2005, we acquired majority shares in three electricity distribution companies in Western Bulgaria. These companies were not a part of our consolidated group as of the end of year 2004.(1) Through the distribution companies in Bulgaria we have access to approximately 1.8 million end customers. On April 5, 2005 we entered into an agreement to acquire a majority share in the largest distribution company in Romania, through which we will have access to another 1.4 million end customers. Combined the Czech Republic, Bulgaria and Romania, in aggregate we will have access to approximately 6.6 million end customers.

-------------------
(1) For further information on consolidation of our financial statements see Notes to Consolidated Financial Statements.
(2) Calculation of the number of plants that we operate varies depending on whether a plant is counted independently or as a part of a larger organization unit. The number of plants used herein is based on larger organizational units.

The following table sets forth a breakdown of the amounts of electricity that we procured and which was supplied in and exported from the Czech Republic from 2002 through 2004:

                                                            2002          2003            2004
                                                            ----          ----            ----
                                                                         (GWh)
Procurement:
Generated in-house (gross)............................    54,118        61,399          62,126
Other purchasing for resale ..........................     2,018        13,983          11,625
Purchased from OTE(1).................................       900         1,009             489
Purchased to cover own consumption....................        18            21              11
Purchased from outside the Czech Republic.............     1,338           919           2,129
                                                       ------------   -----------  --------------
   Total..............................................    58,392        77,331          76,380
                                                       ============   ===========  ==============

Supply:
Sold in the domestic market...........................    36,245        48,883       54,719(5)
   Sold to electricity distribution companies.........    31,466        14,107          14,886
   Sold to OTE(1).....................................     1,333         1,072             565
   Sold to eligible customers(2)......................        69         9,467          15,604
   Sold to captive customers(3).......................         0        21,259          16,066
   Sold to traders(4).................................     2,593         1,935           6,768
       Of which: sold to traders for export...........         0             0           5,885
   Sold to CEPS to cover losses in transmission grid..       598           719             677
   Other domestic sales...............................       186           324             153
Exports...............................................    16,008        19,227       10,966(6)
Trading outside of the Czech Republic (sales) ........       921           895           1,977
Total Sales...........................................    53,174        69,005          67,662
Other consumption of CEZ Group (including in-house         5,218         5,665           5,933
consumption)..........................................
Losses................................................         0         2,661           2,785
                                                       ------------   -----------  --------------
   Total..............................................    58,392        77,331          76,380
                                                       ============   ===========  ==============

(1)  Operator trhu s elektrinou, a. s. (Electricity Market Operator)
(2)  Final customers pursuant to Section 28 of the Energy Act
(3)  Final customers pursuant to Section 29 of the Energy Act
(4)  Electricity traders pursuant to Section 30 of the Energy Act
(5)  Domestic real 2004 sales (without export via traders) was 48,834 GWh
(6)  Total real 2004 export (including export via traders) was 16,851 GWh

In addition to electric power, we also generate heat, which we supply to municipalities, district heating companies and industrial consumers via steam/hot water pipelines that we operate with other persons. See "Heat Generation" on page 19.

BREAKDOWN OF REVENUE BY ACTIVITY

The following table sets forth a breakdown of our principal activities together with the revenue generated from such activities for the years 2002 through 2004:

                                                    2002       2003      2004
                                                    ----       ----      ----
                                                         (CZK millions)
Electricity and Transmission Sales(1) ............52,938     79,548      92,748
Heat Sales........................................1,673       1,833       1,883
Other..............................................967        3,435       5,534

(1) In 2002, our revenue from electricity sales amounted to approximately CZK 41,021 million, and our revenue from transmission sales amounted to approximately CZK 11,917 million. After the sale of 66% of our shares in CEPS, a.s. on April 1, 2003, we do not account for our transmission sales separately and we have no comparable data available for 2003 and for 2004. Additionally, we do not account for our electricity sales from our nuclear, hydro-electric and coal-fired power plants separately.

ELECTRICITY GENERATION

In 2004, we produced a total of 62,126 GWh of electricity, which represents approximately 73.7% of the total electricity produced in the Czech Republic. Revenues from electricity sales amounted to approximately CZK 92.7 million or 92.6% of our total revenues for 2004.

The following table provides information regarding our installed electricity generating capacity at December 31, 2004 and the method of electricity generation during the year ended December 31, 2004:


                                                                        At December 31, 2004           Year Ended December 31, 2004
                                                                        --------------------           ----------------------------
                                                                   Installed           Installed        Electricity           Total
                                                                   Capacity            Capacity         Generation       Production
                                                                   --------            --------         ----------       -----------
                                                                       (MW)                 (%)               (GWh)             (%)

Coal-Fired Plants...........................................          6,603              53.7              34,002            54.7
Nuclear Plants..............................................          3,760              30.6              26,324            42.4
Hydroelectric Plants, Wind(1) and Solar Power Plant(2)......          1,934              15.7               1,800             2.9
                                                               ----------------  -----------------  ------------------ -------------
    Total...................................................         12,297               100              62,126             100
                                                               ================  =================  ================== =============

(1) Power plant in the locality of Mravenecnik near the Dlouhe Strane hydroelectric power plant.
(2)  Included under the Dukovany power plant organizational unit.

Coal-Fired Power Generation

Through CEZ, we own and operate ten (10) coal-fired power plants which are further described below under "Property, Plants and Equipment" on page 30. In 2004, our coal-fired plants owned by CEZ generated 33,666 GWh of electricity representing 54.2% of our total electricity production.

Our coal-fired plants have a diversified age profile, and we have a planned program of regular repairs and overhauls for the generating units. In most cases, parts of these units have already been completely reconstructed and modernized. As of December 31, 2004, we had installed FBB or FGD equipment on all of our coal-fired capacity and we have installed or refurbished electrostatic precipitators (which reduce particle emissions) on all but two of our coal-fired power plants. The coal-fired plants that we own and operate are situated at various locations throughout the Czech Republic, the largest concentration being in the lignite mining region in the northwest of the Czech Republic. We have decommissioned the Ledvice I power plant, two units of the Melnik II power plant and three units of the Tusimice I power plant. We decided to decommission these plants because, in our judgment, we have sufficient capacity to satisfy demand using our existing plants.

Types and Sources of Coal. The majority of our coal-fired power plants (97.6%) utilize lignite. Currently only one of our power plants (and partially another one) uses hard coal. We have four main domestic suppliers of lignite and one domestic supplier of hard coal.

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

Coal Contracts. For the purchase of lignite we have entered into a number of annual, five-year and one long-term contract with Appian Group, a.s., Sokolovska uhelna, a.s., Severoceske doly, a.s, Lignit Hodonin, s.r.o., GEMEC-UNION, a.s. and with OKD, a.s, for the purchase of hard coal. We have signed a long-term contract with Severoceske doly, a.s., and short term contracts (annual) with Severoceske doly, a.s., Appian Group, a.s., Sokolovska uhelna, a.s. Our contract with Lignit Hodonin, s.r.o. for lignite is medium-term until 2010. We have signed a short term agreement with OKD, a.s. for hard coal. See "Equity Interests of CEZ in Other Companies as of December 31, 2004" on page 30.

We generally enter into contracts for coal deliveries on the basis of tenders. Short-term contracts resulting from such tenders fix prices for one year.

In October 1997, we signed a long-term contract with the largest producer of lignite in the Czech Republic, Severoceske doly, a.s. In 1999, we increased our stake in Severoceske doly, a.s. to more than one-third of the capital stock of Severoceske doly, a.s. Severoceske doly, a.s. supplies approximately 60% of our total consumption of lignite. This contract covers supplies through the year 2030 a and we intend to sign a amendment soon which will prolong the contract until 2052. The amendment will not change the agreed volume of supplies, but extends the supplies in time to cover the operation life of our coal-fired power plants. We purchase the largest amount of coal in the Czech Republic.

The following table sets forth the rate of price increases (decreases) for which we purchased lignite and hard coal as compared to inflation rates for the years 2002 through 2004:

           Year        Lignite (%)     Hard Coal (%)     Inflation (%)
           ----        ----------      ------------      ------------------
           2002             0.0            0.7                   1.8
           2003             0.0            0.0                   0.1
           2004             2.5          (0.7)                   2.8

Although we have been in a good bargaining position vis-a-vis coal suppliers and we have generally been able to keep increases in coal prices below increases in the annual inflation rates, there can be no assurance that we will be able to do so in 2005 or future years. The stagnation in lignite coal prices in 2004 was influenced primarily by the low inflation rate, market conditions and increased competitive pressures among suppliers. The decrease with respect to hard coal was primarily due to purchases of less quality hard coal.

We purchase limestone and lime for desulfurization facilities and fluidized-bed boilers under long and medium-term contracts from a total of five domestic suppliers. LOMY MORINA spol. s r.o. supplies approximately 49% of the total amount. We hold 51.05% of the registered capital of LOMY MORINA spol. s r.o. We hold 64.87% of the registered capital of KOTOUC STRAMBERK, spol. s r.o., which supplies approximately 21% of our total limestone and lime needs at prices which are renegotiated each year. These prices do not differ significantly from market prices.

Historically, prices for lime, limestone and other raw materials have generally risen, but such changes have not been material.

Taking into account geographical restrictions and current estimates of coal-fired generation needs, we estimate there are sufficient lignite reserves in the Czech Republic for the operation of our coal-fired power plants for approximately 50 years. This estimate is based on an expectation that in approximately 20 years, the amount of electricity produced in coal fired power plants will decrease by 50%.

Total expenses for energetic fuel in coal-fired power plants consumed in 2004 amounted to CZK 10,899 million or 13.5% of our total operating expenses. Total expenses for lime and limestone consumed in 2004 amounted to approximately CZK 630 million or 0.8% of our total operating expenses.

Final Disposal of Coal Waste. Pursuant to the 2001 Act on Wastes, effective from January 1, 2002, and related regulations, we dispose of coal ash by depositing it in landfills and disused shafts of existing mines. We sell some of the coal ash residues to certain producers of building materials. In addition, we have been selling a portion of the FGD gypsum remaining after the desulfurization process to certain producers of construction materials. Although such sales have not been material to our revenues, they represent an important element in our environmental initiatives.

Sources of Working Materials. We select suppliers of caustic soda, sulfuric acid, hydrochloric acid, technical gases, turbine and transformer oils and other working materials on the basis of tenders. Individual power plants conclude these supplier contracts. Our total expenditure for such supplies do not represent a material portion of our overall expenses.

Nuclear Power Generation

Through CEZ, we currently own and operate two nuclear power plants, one situated at Dukovany, in the South Moravian District of Trebic and the second at Temelin, in the South Bohemian district of Ceske Budejovice. We describe both Dukovany and Temelin in further detail below under "Property, Plants and Equipment" on page 30 and "Capital Investments" on page 36. In 2004, our nuclear power plants generated 26,324 GWh of electricity, representing 42.4% of our total electricity production.

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

The State Nuclear Safety Authority (the "Nuclear Safety Authority") grants operating licenses that are renewable upon application. The following table sets forth the status of licenses at the Dukovany power plant:

                            Unit                 License Valid Until:
                            ----                 -------------------
                            1                    December 31, 2005
                            2                    December 31, 2006
                            3                    December 31, 2007
                            4                    December 31, 2007

From its initial operation to December 31, 2004, the Dukovany nuclear plant has generated approximately 238 TWh of electricity at an average load factor per year of 83.27%.

Temelin Nuclear Power Plant. Our second nuclear power plant is located at Temelin in South Bohemia, was completed in 2004 and entered into commercial operation in October 2004. It employs two VVER 1,000 pressurized water reactors, each with a capacity of 1,000 MW. See "Capital Investments--Nuclear Power Plants" on page 38 for more information about the Temelin power plant. From its initial operation to December 31, 2004, the Temelin nuclear plant has generated approximately 31,407 GWh of electricity.

The following table sets forth the status of licenses at the Temelin power plant:

                            Unit                 License Valid Until:
                            ----                 --------------------
                            1                    October 11, 2010
                            2                    May 31, 2012

Procurement of Nuclear Fuel Materials. Nuclear fuel materials and services (i.e., uranium, conversion, and enrichment) are supplied on the basis of long term contracts. Current needs for nuclear materials are contractually fully covered for several forthcoming years. Majority of these supply contracts had been concluded before the recent growth of prices on the market. A diversified portfolio of suppliers and reasonable stockpiles of fuel materials have been maintained within the framework of our procurement policy and also in compliance with recommendations of the Euratom Supply Agency.

Nuclear fuel for the nuclear power plant Temelin is supplied by Westinghouse according to a requested schedule on the basis of our long term contract. Second refueling at Unit 1 and the first refueling at Unit 2 were completed in 2004. Regarding the nuclear power plant Dukovany, deliveries of nuclear fuel designated for the implementation of the progressed "five-year fuel cycle" continue under the very long term contract concluded with Russian OAO TVEL. Stocks of fuel, to cover at least one year needs, are kept at the nuclear power plant Dukovany.

Spent Nuclear Fuel Storage. Operation of an interim storage facility for spent nuclear fuel which utilizes transport and storage containers licensed and used in a number of countries (including the United States) at the site of the

Dukovany nuclear power plant became operational in December 1995. The capacity of this facility is sufficient for the operation of the power plant until 2005. We are in the process of building a new interim storage facility and expect the construction to be completed in 2005. Once the new storage facility starts operations, we estimate that the capacity of the interim storage facility will be sufficient for the planned life of the power plant. We are also planning the construction of an interim storage facility for spent nuclear fuel from the Temelin power plant at the Temelin site. In 2004, environmental impact assessment (EIA) procedure was initiated with Austria and Germany being participants of the proceedings. An underground interim storage facility at the Skalka site in South Moravia is being considered as an alternative for the storage of spent fuel from both power plants. A local zoning permit for this site was issued to us in March 2001. In 1999 we sold the repository for disposal of low and medium level radioactive waste from the operation of both Dukovany and Temelin nuclear power plants to the Repository Authority (state agency). The Repository Authority has engaged us to continue operating this repository located at Dukovany site.

Hydroelectric Power Generation

Through CEZ, we operate twelve (12) hydroelectric power plants (small storage or pump storage), which are described in individual detail under "Property, Plants and Equipment" on page 30. In 2004, our hydroelectric power plants generated 1,612 GWh of electricity representing 2.6% of our total electricity generation.

Eight of these plants are situated on dams on the Vltava river creating a cascade operation controlled by a central control system. The total of 1,869 MW of hydroelectric power capacity that we operate represents an important and cost-effective source of peak load generation for CEZ. In recent years, the electricity consumption pattern in the Czech Republic has exhibited increasing intra-day peak demand. Additional development of hydropower generation in the Czech Republic is limited by the topography of the country and we currently are not constructing and do not have plans to construct any new hydroelectric power plants.

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

HEAT GENERATION

In general, heat is a by-product of the generation of electricity. We sell heat to municipalities, district heating companies and industrial consumers. At the present time, we are supplying heat from all of our coal-fired plants and both of our nuclear power plants. Heat is supplied to customers via steam/hot water pipelines operated by us and other persons. In 2004, sales of heat amounted to CZK 1,883 million or 1.9% of our total revenues.

TRANSMISSION OF ELECTRICITY

Until April 1, 2003 we controlled the electricity transmission grid in the Czech Republic through our wholly-owned subsidiary, CEPS, a.s. CEPS, a.s. operates a total of approximately 4,477 km (approximately 2,782 miles) of transmission lines connection the power plants to the distribution network. On April 1, 2003 we transferred our 66% share in CEPS, a. s. to various governmental entities. On September 3, 2004, we sold our remaining 34% share in CEPS, a. s. to the Czech government as required by a decision of the Czech Anti-Monopoly Office. The purchase price for the 34% share was CZK 7,087 million and will be paid to us in five installments, the last one being payable in 2009. For more information see "--Distribution of Electricity."

DISTRIBUTION OF ELECTRICITY

The term "distribution" refers to the transportation of electricity from the transmission grid to end-users (i.e., customers that use the electricity). Currently, we operate distribution lines in the Czech Republic and Bulgaria, and we expect to enter Romanian distribution market soon through acquisition of shares in a major Romanian distribution company. In aggregate, we have access to approximately 6.6 million end customers (including the Czech Republic, Bulgaria, and Romania).

The Czech Republic

Acquisition of REAS. On March 11, 2002 the Czech government decided to sell to us its shares in the eight REAS (regional electric power distribution companies) held by the National Property Fund and the Czech Consolidation Agency. The Czech government also decided to purchase our 66% share in our transmission subsidiary CEPS, a. s. The transactions were approved at our shareholder's meeting held on June 11, 2002. On March 20, 2003, we received an affirmative opinion from the Czech Anti-Monopoly Office approving the sale of the distribution companies to us. After the fulfillment of this last condition precedent for the integration of the electric power industry, we signed promissory notes on March 28, 2003, and on April 1, 2003 the transfer of the shares of the eight distribution companies to us was consummated. Concurrently, we transferred a 51% share in CEPS, a. s. to OSINEK, a. s., a wholly-owned subsidiary of the National Property Fund, and a 15% share in CEPS, a. s. to the Ministry of Labor and Social Affairs. After netting the price we should pay for the REAS against the price that we should receive for CEPS, a.s., we are required to pay the National Property Fund approximately CZK 15.2 billion by mid-2006. As requested by the National Property Fund, we accelerated the repayment and the last installment of CZK 3.7 billion was repaid on June 30, 2004.

In its affirmative decision on the sale of REAS to us, the Czech Anti-Monopoly Office stated three conditions which we are required to fulfill and which were in the opinion of the Czech Anti-Monopoly Office necessary for the protection of economic competition in the electricity distribution market in the Czech
Republic:

     o We were required to dispose of our remaining 34% share in CEPS, a. s. to the Czech government;

     o We were required to dispose of all our minority shares in the three REAS in which we hold such minority shares, namely in Jihoceska energetika, a.s., Jihomoravska energetika, a.s., and Prazska energetika, a.s.; and

     o We were required to dispose of a majority share in one of the REAS in which we acquired majority shares. The Anti-Monopoly Office did not specify which REAS in particular we should sell, and therefore we could choose to sell any of Severoceska energetika, a.s., Severomoravska energetika, a.s., Vychodoceska energetika, a.s., Zapadoceska energetika, a.s., or Stredoceska energeticka, a.s. Our Board of Directors decided to sell Severoceska energetika, a.s.

With respect to the first condition, we sold our remaining our remaining 34% share in CEPS, a. s. to the Czech government on September 3, 2004. See "--Transmission of Electricity."

With respect to the second condition, we have already fulfilled our obligation in relation to our two minority interests by swapping our minority shareholding interests in Jihoceska energetika a.s. and Jihomoravska energetika, a.s. with E.ON Czech Holding AG ("E.ON") for minority interests in Zapadoceska energetika, a.s. and Vychodoceska energetika, a.s. We have also fulfilled our obligation with respect to Prazska energetika, a.s. by selling our remaining 34% share in this company on August 20, 2004.

With respect to the third condition, in November 2004 we filed a request with the Czech Anti-Monopoly Office for this condition to be abolished. In March 2005 the Anti-Monopoly Office abolished the third condition in accordance with our request, and ordered that we adopt certain measures in order to ensure proper competition on the Czech electricity market in 2006 and 2007. As a result of this development, we are no longer required to sell one of our five REAS, and we will keep holding majority shares in Severoceska energetika, a.s., Severomoravska energetika, a.s., Vychodoceska energetika, a.s., Zapadoceska energetika, a.s., and Stredoceska energeticka, a.s.

In 2004, we further increased our shares in some of the REAS we control. In October 2004, we exercised certain call options from E.ON and increased our shares in Severoceska energetika, a.s. to 56.9% and in Severomoravska energetika, a.s. to 89.4%. Pursuant to a mandatory tender offer towards minority shareholders of Severomoravska energetika, a.s., which we announced in December 2004, we further increased our share in this company to 99.13%.

Distribution network characteristics. Following acquisition of the REAS, our distribution network is the largest in the Czech Republic. Through the distribution systems of our REAS, we sell electricity to approximately 3.4 million end customers, or approximately 62% of all end customers in the Czech Republic. This amounted to approximately 28.7 TWh of electricity distributed and sold in 2004. As at December 31, 2004 distribution network of our REAS consisted of a total of 9,492 km of high voltage lines, 49,418 km of medium voltage lines and 94,091 km of low voltage lines. There are 188 HV/MV transformers stations, 2,947 MV/MV switching stations and 38,162 distribution ML/LV transformer stations in the area.

Unbundling. Pursuant to an amendment of the Energy Act adopted in 2004, as of January 1, 2007 distribution of electricity must be separated and independent from generation of electricity. This process is called "unbundling". To ensure the required independence, management responsible for electricity distribution business must be different from management responsible for electricity generation business, appropriate measures must be taken to prevent professional conflicts of interest between persons responsible for electricity distribution and generation businesses, and control which can be exercised by shareholders over electricity distribution companies is restricted. For more information see "Economic, Fiscal, Monetary or Political Policies or Factors Which Impact Our Business--Unbundling Requirement" on page 27 and "Risk factors" on page 9.

VIZE 2008. To ensure compliance with the unbundling requirement while efficiently integrating REAS and our other subsidiaries into our group, we are in the process of implementing a strategy called "VIZE 2008" ("Vision 2008" in English). The purpose of the project is to implement a new process-based business model in CEZ group which would cover CEZ and all subsidiaries of CEZ, including REAS. The main processes are envisaged to be:

     o electricity trading (including trading, marketing, sale, and customer services), which will be main focus of our newly-created subsidiaries CEZ Prodej, s.r.o. and CEZ Zakaznicke sluzby, s.r.o.;

     o electricity distribution and related activities, which will be main focus of our newly-created subsidiary CEZ Distribuce, a.s.;

     o management of CEZ group (including risk management, financing, controlling, communication, subsidiaries management, regulation, human resources), which will be main focus of CEZ; and

     o supporting services (including information technologies, telecommunications, property administration), which will be main focus of our newly-created subsidiaries CEZ Logistika, s.r.o., CEZData, s.r.o., and CEZ Sprava majetku, s.r.o.

In the process of implementation of VIZE 2008, activities of our various current subsidiaries will be gradually transferred into the above process-based companies. For instance, most of properties, employees and activities of our REAS will be transferred into CEZ Distribuce, a.s. We believe that this will allow us to increase efficiency through economies of scale and standardization of processes, while complying with the unbundling requirements.

Bulgaria

Acquisitions. On November 19, 2004, we entered into an agreement on the purchase of majority shares in three distribution companies in Western Bulgaria. Upon satisfaction of various conditions precedent, we became owners of the majority shares on January 18, 2005. For more information see "Material contracts" on page 63.

Distribution network characteristics. The acquired distribution companies have approximately 1.9 million customers, the overall annual volume of the electricity supplied by them is approximately 7.6 TWh, and their distribution network consisted of a total of 22,962 km of medium voltage lines and 32,776 km of low-voltage lines. There are 22 HV/MV transformer stations, 54 MV/MV switching stations and 13,874 distribution MV/LV transformer stations in the area.

Romania

Purchase of a distribution company in Romania. On April 5, 2005, we entered into a privatization agreement with the S. C. Electrica S.A., a company wholly-owned by the government of Romania. Pursuant to this agreement, we purchased from S.
C. Electrica S.A., as the seller, 11,445,150 existing ordinary shares issued by Electrica Oltenia S.A., a major Romanian distribution company, representing 24.62% of the share capital of this company for the purchase price of EUR 47,372,550. Further, pursuant to the agreement the seller agreed to procure that Electrica Oltenia S.A. issues 25,036,265 new shares to us and we agreed to subscribe for these newly-issued shares for the subscription price of EUR 103,627,450. As a result, we expect to become owners of a 51% stake in Electrica Oltenia S.A.

Closing of the transactions envisaged by the agreement is still subject to various conditions precedent. These condition precedents include, among other conditions, issuance of all necessary competition approvals by the Competition Council of Romania and several legislative actions to be taken by the government of Romania. We expect closing in the end of October 2005, however, there is no certainty that all conditions precedent will be satisfied or waived and that closing of the agreement will actually occur.

On the signing date, we paid a deposit in the amount of EUR 4,737,255 into an escrow account. We will be required to pay the remainder of the purchase price and the subscription price for the new shares into special escrow accounts prior to closing. Upon closing, the purchase price and the subscription price, in total EUR 151,000,000, are to be paid to the seller, and the existing shares and new shares are to be delivered to us. The purchase price is subject to certain adjustments after the closing.

We have provided to the seller several post-closing covenants, including, amongst others, our obligation no to transfer, with limited exemptions, any of the acquired shares for the period of five calendar years commencing on closing. We have also provided certain warranties, and we agreed to pay certain contractual penalties to the seller if we breach some of our obligations under the agreement. The seller provided to us certain post-closing covenants, including, amongst others, certain put and call options, and a pre-emption right for our benefit. The seller also provided certain warranties and indemnification to us.

Distribution network characteristics. Electrica Oltenia S.A. is the largest of the eight Romanian distributors, having a 19% share on the Romanian power market and 1.36 million end customers. The aggregate annual power supplied by this company represents approximately 6.8 TWh, and its distribution network consisted of a total of 3,537 km of high voltage lines, 19,897 km of medium voltage lines and 27,183 km of low-voltage lines. There are 150 HV/MV transformer stations, 86 MV/MV switching stations and 9,963 distribution MV/LV transformer stations in the area.

EXPORTS, IMPORTS AND INTERNATIONAL EXCHANGE OF POWER

In 2004, we only imported 148 GWh on behalf of the Czech grid operator CEPS, a.s.

In 2004, our revenues from electricity exports, including trade outside the Czech Republic, amounted to CZK 10.3 billion or approximately 11.1% of revenues from electricity sales. The total export amounted to 16.9 TWh. Although the total export was lower then in 2003, the revenues were higher. We thus became the second largest European exporter of electricity. Our high-voltage transmission grid is inter-connected with the transmission grids of Germany, Poland, Austria and the Slovak Republic. We exported electricity to or via all of above mentioned countries on the basis of both short and long-term contracts. However, our export sales in 2004 set our record, and we do not expect such high export activities in future.

SALES OF POWER

CEZ sells most of the electricity it supplies (approximately 57% of total revenues from electricity sales in 2004) to the eight REAS. In 2004 our direct sales of electric power to the regional distribution companies increased by 4,159 GWh in comparison with 2003, an increase of 11.9 %. Our total sales in the domestic market increased by 10,702 GWh, an increase of 27.4 %.

Changing Conditions in the Electricity Market.

In accordance with the Energy Act, starting from January 1, 2002, a gradual liberalization of the electricity market was initiated in the Czech Republic. The electricity market is based on regulated access to the transmission grid and the distribution systems. The participants in the electricity market include power-generation companies, the operator of the power transmission grid, the market operator, the commodities exchange, traders, and end customers. On January 1, 2003, the second group of end customers (customers with an annual consumption in excess of 9 GWh) obtained the status of eligible customers with the right of access to the transmission grid and the right to choose their supplier of electricity. From January 2006 all electricity consumers (including households) will become eligible customers having the possibility to choose their electricity supplier. Government regulated prices for electricity will then apply only to transmission and distribution of electricity, and to system-related prices (the prices of network monopolies).

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

We have offered several "Duhova energie" products to the distribution companied on the domestic market. Approximately 90% of the domestic market sales targets for "Duhova energie" were achieved before the year 2004 started. In the course of 2004, we also used our available power production capacities for immediate sales of electricity on the Czech spot market that is organized by the Electricity Market Operator (Operator trhu s elektrinou, a. s.) and for the sale of electricity on the basis of bilateral agreements that were concluded for such purpose. We were selling electricity on the Czech and Moravian Commodities Exchange in Kladno as well. Electricity exports represented an important component of our business activities, one which had an impact on the overall volume of electricity sold in 2004.

Ancillary Services.

In order to ensure system-related services, CEPS, a. s., the operator of the transmission grid, announces tenders for the purchase of ancillary services, and based on the results of such tenders concludes bilateral contracts with the providers of such services, and also organizes a short-term (daily) market for ancillary services. In 2004, a total of ten companies, including us, offered ancillary services. In 2004, CEZ provided 65% of all ancillary services of CEPS,
a. s. in financial terms. Total revenues from the sales of ancillary services amounted to 5.3 million CZK in 2004.

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

Our coal-fired plants and hydroelectric plants are covered by property insurance since June 1, 1997. The policy covers any and all property of the power plants (except for land) duly kept in our accounts. Currently, the maximum coverage under the policy is CZK 3.3 billion, and the deductible per event is CZK 50 million. Damages we suffered as a result of floods in August 2002 have had an unfavorable impact on the amount of premium. The floods damaged the majority of our hydro-electric power plants on the Vltava river and the coal-fired power plant in Melnik. Liquidation of these damages has been completed at the end of 2003; the amount of damages accepted and covered by the insurers was CZK 766 million. In February 2004, we applied for additional coverage of our damages in connection with damage to our Orlik hydroelectric plant; the amount of damages accepted and covered by the insurers was CZK 27 million.

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

Apart from the above, we maintain other insurance policies, including directors and officers liability insurance to cover certain damage caused to the third parties by members of the Board of Directors and Supervisory Board of our Company and our subsidiaries.

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

ECONOMIC, FISCAL, MONETARY OR POLITICAL POLICIES OR FACTORS WHICH IMPACT OUR BUSINESS

Effect of Czech Economy on Electricity Demand

Our revenues are sensitive to the performance of the Czech economy. Virtually all of our assets and operations are located in the Czech Republic and we derive most of our electricity revenues from domestic sales. The Czech Gross Domestic Product ("GDP"), annual rate of inflation and demand for electricity has fluctuated as follows for the period from 2000 through 2004:

                                   2000     2001      2002     2003   2004
                                   ----     ----      ----     ----   ----

GDP..........................      3.9%     2.6%      1.5%     3.7%    4.0
Inflation(1).................      3.9%     4.7%      1.8%     0.1%    2.8
Electricity Demand...........      2.8%     2.8%     (0.2)%    2.1%    2.9
(1) As measured by the consumer price index reported by the Czech Statistical Office.

Electricity Demand

Electricity demand is the net consumption of the final consumer, which does not include transmission losses and self-consumption (including electricity used by pump storage facilities). In 2004, when GDP rose by 4.0%, industrial demand increased by 4.1%, households demand by 0.1% and retail business consumption rose by 3.0%. Overall electricity demand increased in 2004 by 2.9%. Electricity demand was primarily influenced by good shape of the Czech economy, not by weather conditions. In 2004 average temperature was 0.6(degree)C above long-term normal. Adjusted for the weather, the overall growth in electricity demand would be 2.8%.

Inflation

The rate of inflation in the Czech Republic was 3.9% in 2000, 4.7% in 2001, 1.8% in 2002, 0.1% in 2003 and 2.8% in 2004. Businesses, in general, are adversely affected by inflation because amounts retained after the payment of costs are inadequate to replace the productive assets consumed. Electricity companies in the Czech Republic in particular have been especially affected as a result of their capital intensive nature and regulation which limits capital recovery and prescribes installation or modification of facilities to comply with increasingly stringent environmental requirements. Because the accounting and the revenue establishment processes followed by our regulators limit the amount of depreciation expense to the original cost of utility plant investment, the resulting cash flows are inadequate to provide for replacement of that investment in future years or preserve the purchasing power of stockholders' equity previously invested. Further, prices charged by us to the REAS have increased at a rate substantially lower than the rate of inflation. We are attempting to offset the adverse effects of inflation by reducing employee levels and by attempting to keep price increases with respect to fuel and other goods and services at levels less than the inflation rate.

A large portion of our debt is denominated in foreign currencies while substantial part of our revenues (approximately 77.5%) are in Czech crowns. While we have hedged against currency fluctuations to a certain degree, the value of the Czech crown has an impact on our financial results. The Czech crown to euro exchange rate has been relatively stable and there has been a trend of a stronger Czech crown versus the U.S. dollar in 2004 with stabilization in 2005. We can give no assurance that these trends will not continue and that they will not affect our financial results adversely.

Czech National Property Fund

The Czech National Property Fund, a property holding agency of the Czech Republic accountable to the Czech Parliament (the "Parliament"), owns approximately 67.6% of our outstanding voting shares. See "Major Shareholders and Related Party Transactions" on page 58. The NPF is headed by a presidium, members of which are appointed by the Chamber of Deputies, which is the lower chamber of the Parliament.

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

The NPF, as the majority shareholder of CEZ, nominates and elects two-thirds of the members of our Supervisory Board. Czech law requires that our employees elect one-third of the members of the Supervisory Board. Our Supervisory Board elects members to the Board of Directors. For a description of the powers and responsibilities of members of the Board of Supervisors and Board of Directors, see "Item 10. Additional Information" on page 60.

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

Pursuant to a recently adopted law, as of the end of 2005, the National Property Fund will be terminated and all its property, including all our shares owned by the NPF, will by virtue of law transfer to the Czech Republic and will be administered by the Czech Ministry of Finance. Also, the Czech Republic will assume all obligations of the NPF. As of January 1, 2006, the Czech Republic, rather than the NPF, will be legally our majority shareholder.

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

On June 1, 2002, a new Clean Air Act on the protection of air quality entered into force. The Clean Air Act introduces provisions for a "smog situation" where the air is extremely polluted such that the level of air pollution is so high that even a short-term situation may cause a risk of damage to human health or the ecosystem. Supplementary legislation specifies conditions under which the emergence of a smog situation can be announced by the Ministry of the Environment. After public announcement, the Ministry of the Environment is authorized to temporarily restrict or suspend the operation of power generation sources that account for the largest share of air pollution irrespective of whether a particular source meets general air pollution limits or meets the specific air pollution limits stipulated by the Czech government for individual power generation sources. Every operator of an air pollution source (such as ourselves) must comply with the limits so stipulated. The Czech Environmental Inspection monitors compliance and may impose fines for exceeding pollution limits and may prohibit the operation of a pollution source that exceeds the applicable emissions limits. The Clean Air Act also authorizes regional authorities to set, on the basis of a formula specified in the act, annual air pollution fees to be paid by the operator of each pollution source.

Effective as of January 1, 2005, the Czech Republic adopted the European Union-wide scheme for greenhouse gas emission allowance trading based on the requirements of the Kyoto Protocol. The process of distribution of allowances is currently pending in the Czech Republic.

The Czech government established the Energy Regulatory Office to support economic competition and protect consumers' interests in energy sector areas where competition is limited or impossible. The Energy Regulatory

Office grants and revokes energy producer licences and regulates energy prices. The Energy Regulatory Office through its administrative decisions or through the secondary legislation also sets quality and service standards, determines the rules regarding the organization of the electricity market and mutual obligations of its participants, sets pricing principles and administers special fund established to cover losses of holders of licence to which each holder of licence contributes proportionately to its turnover. In addition, the Energy Regulatory Office resolves disputes arising from the failure to conclude agreements between individual licence holders and/or their customers.

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

For further discussion of the changing conditions in the Czech electricity market, see "Sales of Power" on page 22.

Unbundling Requirement

Effective as of January 1, 2007, the Energy Act was amended with the aim of harmonizing Czech law with EU requirements. The new amendment stipulates new rules for business groups that simultaneously hold licenses for distribution of electricity and for production of electricity. The new law requires such companies to either divest their distribution business or structure the legal form, organization, controlling mechanisms and management of the distribution companies in the manner that guarantees an independent decision-making process within the companies and non-discriminatory approach vis-a-vis all companies present in the market regardless of their ownership. We are currently in the process of adaptation to these requirements through implementation of our VIZE 2008 strategy. See "Distribution of Electricity" on page 19.

Nuclear Act

On June 24, 1994, the Czech Republic became a party to the Vienna Convention on Third Party Liabilities for Nuclear Damage. Principles of the Vienna Convention were implemented into the Nuclear Act adopted by Czech Parliament in 1997. The Nuclear Act came into force on July 1, 1997 and was amended in January 2002 (with the majority of the amendments taking effect from July 1, 2002). In accordance with the Vienna Convention, the Nuclear Act determines that only the operator of a nuclear facility is liable for any damage caused by a nuclear accident and that the operator's liability for such damage is limited to CZK 6 billion per accident. The Nuclear Act also prescribes that operators of nuclear facilities (such as our Company) are obligated to acquire insurance covering potential liabilities for nuclear damages in an amount of not less than CZK 1.5 billion. The Dukovany power plant and the Temelin power plant are fully insured in accordance with the Nuclear Act and the Vienna Convention.

The Nuclear Act requires the Ministry of Industry and Trade to establish the Repository Authority (the Radioactive Waste Repository Authority), as the central organizer and operator of facilities for the final disposal of spent fuel and other nuclear waste. The Repository Authority was established on June 1, 1997. The Nuclear Act provides that an owner of nuclear waste (such as our Company) will remain responsible for all storage costs of nuclear waste, but that the Repository Authority will centrally organize, supervise and be responsible for all final disposal facilities and deposition of nuclear waste therein. The establishment and activities of the Repository Authority are financed through a special fund or "Nuclear Account" funded by the producers of nuclear waste. We contribute CZK 50 per each MWh produced in our nuclear power plant to the Nuclear Accout. Since October 1, 1997 we have made regular payments to the Nuclear Account based on the nuclear MWh generated. Since 1997 until the end of December 2004 we have paid CZK 6,006 billion to the Nuclear Account.

The Nuclear Act does not expressly indicate whether the Repository Authority will be liable for nuclear accidents involving nuclear waste under its supervision. The Nuclear Act, however, contains a provision to the effect that, subject to the conditions of the Nuclear Act, the Czech Republic shall guarantee the safe final disposal of nuclear waste.

Nuclear Safety Authority

Under Czech law, the Nuclear Safety Authority is responsible for state administration and supervision of utilization of nuclear energy and ionizing radiation. It shall carry out supervision of the nuclear safety, radiation protection, physical protection and emergency preparedness of nuclear installations. The Nuclear Safety Authority supervises compliance with relevant regulations and decrees and reviews our operating documents, safety reports regarding the operation of nuclear facilities, the quality of selected facilities, repair and maintenance and personnel training. The Nuclear Safety Authority representatives (local inspectors) are permanently on site at Dukovany and Temelin to monitor the facility's performance and compliance with safety standards and operating procedures, and to make recommendations for improvements where appropriate. Safe operation at Dukovany and Temelin is controlled through approval by the Nuclear Safety Authority of various documentation (such as technical specifications, etc). Compliance with regulations and requirements set out in approved documentation is plant responsibility. The Nuclear Safety Authority carries out its supervision through inspections. In 2004, there were 158 inspections at the Dukovany nuclear power plant and 86 inspections at the Temelin nuclear power plant. In its Annual Reports on nuclear safety and protection against radiation presented to the government of the Czech Republic, the Nuclear Safety Authority has evaluated the operation of the Dukovany nuclear power plant as reliable and safe. Since their initial operation, the Dukovany and Temelin nuclear power plants continuously monitor (under supervision of Nuclear Safety Authority) levels of radiation in the immediate vicinity of the plants. To date, results of monitoring in the ventilation outlets and in the drains of the plants have indicated that radiation levels remain below statutory limits and, in the majority of cases, considerably below these limits.

IAEA, WANO

The Czech Republic is a member of the International Atomic Energy Agency ("IAEA"), a United Nations inter-governmental agency. Both nuclear power plants are also members of the World Association of Nuclear Operators ("WANO"), and, like other members of such organization, submit our nuclear power plant to periodic peer review by members of such association. A peer review mission carried out by WANO at the Dukovany nuclear power plant in 1997 commended the power plant for a high level of operation. As it is practice for such peer reviews, CEZ has implemented the recommendations of the WANO peer review mission. In 1999 a WANO peer review verified whether its recommendations had been implemented. Such inspection concluded that its recommendations were being implemented according to the recommended timetable. Similar WANO peer review mission is scheduled at Temelin plant for the end of 2004.

As a result of the Czech Republic's membership in the IAEA, the IAEA carried out an on-site IAEA assessment mission (ASSET mission) in October 1993 in order to evaluate the Dukovany nuclear power plant's operation with respect to failures, investigation thereof and remedial action in respect thereto. The IAEA mission commended Dukovany for a high level of operational safety, citing, among other things, a low occurrence of nuclear safety related incidents and the reduction of such incidents over the years immediately preceding the study. The next IAEA OSART mission of the Dukovany power plant which was initially scheduled for 1999 was rescheduled for November 2001. In November 2001, Dukovany underwent an Operational Safety Review Team (the "OSART") review. Dukovany received several "recommendations" "suggestions", which in overall put the plant among well operated nuclear power plants. Based on the review, Dukovany prepared action plan and fulfils it. In October 2003, a follow-up OSART mission was held to review implementation of its earlier recommendations and stated excellent fulfillment of previous recommendations. In February 2001 Temelin underwent an IAEA inspection (of the PRE OSART type), the results of which commended Temelin for its level of safety. As is usual with such inspections, the mission made recommendations regarding additional safety measures and suggested improvements which were already implemented. The main conclusions of the mission were positive (commitment of Temelin managers to improve operational safety and reliability, highly professional plant staff, plant material condition and housekeeping in accordance with good international practices). A follow up OSART mission took place at the end of 2003. The conclusions states that the OSART team was impressed with the actions taken in most areas to resolve the findings of the original mission. In November 2001, Temelin also underwent different
IAEA review mission focused on resolution of safety issues recommended for implementation at VVER-1,000 reactors. This mission concluded that most of the IAEA recommendations have been fully implemented and a few improvements are in an advanced stage of implementation. The resolution of these improvements, however, should not preclude safer operation of the Temelin power plant. The IAEA review also noted that in some areas Temelin exceeds generally applicable safety standards. In April 2002, a mission IPPAS (International Physical Protection Advisory Service) performed final physical protection assessment of Temelin. The final report evaluated well the physical protection of the nuclear plant and stated that the level of the protection is adequate to the current international standards. In March 2003, a Site Seismic Hazard Assessment mission took place in Temelin to perform final seismic hazards assessment. The final report of this mission did not contain any negative conclusions as to the seismic hazard at Temelin. In December 2004, a WANO team conducted a peer review at Temelin. WANO's mission is to maximize the safety and reliability of the operation of nuclear power plants by exchanging information and encouraging communication, comparison, and emulation among its members. The purpose of the review was to determine strengths and areas in which improvements could be made, and to support Temelin in this improvement process. WANO recognizes that many activities and practices performed by Temelin are routinely done well. A fraction of these are identified as strengths and good practices, primarily those that are done exceptionally well or that need to be brought to the attention of other utilities for emulation.

In 1991, IAEA and the Nuclear Energy Agency of the OECD introduced a seven-grade international nuclear events scale ("INES"), an internationally recognized standard used to inform the public of the safety significance of a nuclear event. Grades 5 to 7 mark accidents with a significant radiation exposure off-site, while grades 2 through 4 signify events with effects on the nuclear facilities only. Grade 1 means a deviation from normal operation and Grade 0 an incident not related to safety. According to this scale applied retrospectively, the Dukovany nuclear power plant has experienced since 1999 until the end of 2004 only 5 incidents assessed Grade 1 and no incident assessed Grade 2 or higher. The Temelin nuclear power plant has experienced throughout its lifetime 7 incidents assessed Grade 1 and no incident assessed Grade 2 or higher.

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

European Union

In March 1998, Czech Republic launched negotiations with the European Union on becoming a member state of the European Union. The negotiations were successfully concluded on December 13, 2002 and on April 16, 2003 the Accession Treaty was signed between the European Council and the Czech Republic. The treaty was subject to ratification by all member states of the European Union and all candidate countries. A referendum in the Czech Republic was held on June 13 and 14, 2003 and the citizens of the Czech Republic approved the accession of the Czech Republic to the European Union. After the completion of the ratification procedure, the Czech Republic acceded to the European Union on May 1, 2004. Even prior to this date, Czech Republic harmonized many of its laws and policies with those of the European Union. As the Czech Republic joined the European Union, it can be expected that gradually more of our laws and governmental policies will be dependent on the laws and policies formulated on the European Union level. These laws and policies may in the future influence the way we conduct our business and the environment in which we conduct it. For instance, in March 2005 the European Commission announced that it intended to review the way the EU's energy markets operate. The investigation should look into how competitive the energy markets are and whether the European Commission needs to take enforcement action to increase competitiveness. We can give no assurance that these potential and/or other laws, policies, and enforcement measures will not adversely affect our business, prospects, financial conditions or results of operations.

ORGANIZATIONAL STRUCTURE

Subsidiaries

The following table sets forth an overview of our equity interests in other companies, which we include into our consolidated group, as of December 31, 2004:

              Equity Interests of CEZ in Other Companies as of December 31, 2004

                                           Country of        Registered            CEZ's
Company                                   Incorporation   Capital(1) CZK '000  Interest in %
-------                                   -------------   -------------------  -------------

Subsidiaries
CEZData, s.r.o.                          Czech Republic        950,000             100.00
CEZnet, a.s.                             Czech Republic        770,000             100.00
HYDROCEZ, a.s.                           Czech Republic        449,798             100.00
CEZ Logistika, s.r.o.                    Czech Republic        200,000             100.00
CEZ Sprava majetku, s.r.o.(2)            Czech Republic        150,100             100.00
I & C Energo a.s.                        Czech Republic        150,000             100.00
Energeticke opravny, a. s.               Czech Republic         55,000             100.00
rpg Energiehandel GmbH                          Germany         45,698             100.00
CEZ Zakaznicke sluzby, s.r.o.            Czech Republic         20,000             100.00
EN-DATA a.s.                             Czech Republic          6,000             100.00
CEZ FINANCE B.V.                        The Netherlands            553             100.00
Zapadoceska energetika, a.s.             Czech Republic      1,605,615              99.13
Vychodoceska energetika, a.s.            Czech Republic      2,549,544              98.83
VCE - elektrarny, s.r.o.                 Czech Republic        198,600              98.83
VCE - montaze, a.s.                      Czech Republic         78,000              98.83
Stredoceska energeticka a.s.             Czech Republic      3,210,369              97.72
Severomoravska energetika, a.s.          Czech Republic      3,407,265              89.38
Energetika Vitkovice, a.s.               Czech Republic        402,000              89.38
ePRIM, a.s.                              Czech Republic         50,000              89.38
MSEM, a.s.                               Czech Republic        154,900              89.38
Union Leasing, a.s.                      Czech Republic        100,000              89.38
Prvni energeticka a.s.                   Czech Republic         10,000              87.27
STE - obchodni sluzby spol. s r.o.       Czech Republic         38,500              74.42
SKODA PRAHA a.s.                         Czech Republic      1,257,524              68.88
Severoceska energetika, a.s.             Czech Republic      3,257,667              56.93
Ustav jaderneho vyzkumu Rez a.s.         Czech Republic        524,139              52.46

Associates
KOTOUC STRAMBERK, spol. s r.o.(3)        Czech Republic        569,259              64.87
LOMY MORINA spol. s r.o.(3)              Czech Republic        333,000              51.05
Plzenska energetika a.s.                 Czech Republic        500,000              49.57
KNAUF POCERADY, spol. s r.o.             Czech Republic        372,350              40.00
Severoceske doly a.s.                    Czech Republic      9,000,055              37.20
Aliatel, a.s.                            Czech Republic      5,474,340              26.40
Coal Energy, a.s.                        Czech Republic         50,000              20.00

(1) This table sets forth the amount of the registered capital as indicated on the share registry as of December 31, 2004.
(2) AB Michle s.r.o. was renamed to CEZ Sprava majetku, s.r.o. and was an associate of CEZ in 2003.
(3) Our voting rights do not reflect our share on the registered capital (see note 7 to the Consolidated Financial Statements).

PROPERTY, PLANTS AND EQUIPMENT

Coal-Fired Power Plants of CEZ, a.s.

In 2004, CEZ generated 33,666 GWh of electricity in its coal-fired power plants. Each of its coal-fired power plants is located in the Czech Republic. CEZ's coal-fired plants have a diversified age profile as indicated in the table below.

CEZ owns and operates the following coal-fired power plants:

                                   Average Load        Installed             Start of
                                  Factor in 2004        Capacity            Operations
                                  --------------       ---------            ----------
                                                          (MW)
Location
Prunerov I and II.............          57.7             4 x 110            1967-1968
                                        65.8             5 x 210            1981-1982
Tusimice II...................          68.6             4 x 200            1974-1975
Melnik II and III.............          61.4             2 x 110                 1971
                                        63.0             1 x 500                 1981
Tisova I and II...............          54.0              3 x 57                 1959
                                                        1 x 12.8                 1960
                                        70.5             1 x 112                 1961
Hodonin.......................          32.7              1 x 55                 1958
                                                          1 x 50                 1954
Chvaletice....................          43.7             4 x 200            1977-1978
Detmarovice(1)................          29.1             4 x 200            1975-1976
Ledvice II....................          73.2             2 x 110                 1966
Ledvice III...................          63.0             1 x 110                 1968
Pocerady I and II.............          78.7             5 x 200            1970-1977
Porici(2).....................          44.2              3 x 55            1957-1958
Dvur Kralove(3)...............          17.8              1 x 6.3                1955
                                                          1 x 12                 1963
                                                       --------
Total installed capacity......                          6,524.1
                                                       ========

(1)  Uses hard coal as fuel.
(2)  Uses hard and lignite coal as fuel.
(3) Primarily heat generating plant--included under the Porici power plant organizational unit.

We sold the Nachod heat generation plant in March 2003. We also intended to sell the Dvur Kralove heat generation plant but in the end we cancelled the tender process due to the low bid which we received.

Hydroelectric Power Plants of CEZ, a. s.

In 2004, CEZ generated 1,612 GWh of electricity in its hydroelectric plants. CEZ operates the following hydroelectric power plants. Each of its hydroelectric power plants is located in the Czech Republic.

                          Average Load  Installed              Type of             Start of
                        Factor in 2004  Capacity                Plant             Operations
                        --------------  ---------               -----             ----------
                                          (MW)

Location
Vrane ..................   35.2          2 x 6.94              Accumulation and    1936
                                                                   run-of-river
Stechovice 1............   33.3         2 x 11.25              Accumulation and    1943
                                                                   run-of-river
Stechovice 2               16.2            1 x 45                  Pump Storage    1996
Slapy...................   23.7            3 x 48              Accumulation and    1954
                                                                   run-of-river
Lipno 1.................   11.3            2 x 60              Accumulation and    1959
                                                                   run-of-river
Lipno 2                    38.4           1 x 1.5       Small-scale hydro plant    1957
Orlik...................   11.3            4 x 91              Accumulation and    1961
                                                                   run-of-river
Kamyk...................   18.9            4 x 10              Accumulation and    1961
                                                                   run-of-river
Mohelno.................   60.7           1 x 1.2       Small-scale hydro plant    1977
                           30.1          1 x 0.56       Small-scale hydro plant    1999
Dalesice................    7.1         4 x 112.5                  Pump Storage    1978
Hnevkovice..............   31.7           2 x 4.8       Small-scale hydro plant    1992
Korensko 1..............   27.9           2 x 1.9       Small-scale hydro plant    1992
Korensko 2(1)              24.7          1 x 0.94       Small-scale hydro plant    2000
Zelina(2)...............   43.6         2 x 0.315       Small-scale hydro plant    1993
Dlouhe  Strane 1........    4.7           2 x 325                  Pump Storage    1996
Dlouhe  Strane 2           30.7          1 x 0.16       Small-scale hydro plant    2000
                                         --------
  Total installed capacity.........      1,867.77
                                         ========

(1) Included under the Temelin power plant organizational unit.
(2) Included under the Tusimice power plant organizational unit.

We own the dams at the Dalesice, Mohelno, Dlouhe Strane and Zelina power plants and lease the other dams used at all of our hydroelectric power plants. The leased dams are owned by the Czech Republic and managed by Povodi Vltavy, a.s., a company whose sole shareholder is the Czech Republic. In 1995, we entered into agreements with Povodi Vltavy, a.s. to lease the dams. The agreements were concluded for an indefinite period of time and do not permit unilateral termination. The rent we pay is based on a cost model and is agreed upon annually for each succeeding year. In 2004, the rent for all dams amounted to approximately CZK 101 million.

Wind and Solar Power Generation by CEZ, a.s.

CEZ operates three (3) wind power plants with installed electricity generation capacity 1 x 220 kV, 1 x 315 kV and 1 x 630 kV in the locality of Mravenecnik near the Dlouhe Strane hydroelectric power plant. In 2004 this wind power plants generated 478 MWh of electricity.

One solar power plant was installed in October 2003 in the locality of the nuclear power plant Dukovany with installed electricity generation capacity 1 x 10 kV. This solar power plant was originally installed in the locality of Mravenecnik.

Nuclear Power Plants of CEZ, a.s.

Each of our two nuclear power plants is located in the Czech Republic.

Dukovany. We own and operate a nuclear power plant at Dukovany, which has a total installed capacity of 1,760 MW and started operating between 1985 and 1987. In 2004, plant generated 13,632 GWh of electricity. From its initial operation to December 31, 2004, the Dukovany nuclear plant has generated approximately 238,028 GWh of electricity at an average load factor/year of 83.27%. In the years 2000 through 2004, the nuclear plant's average load factor was 87.9%, 88.2%, 86.3%, 89.2% and 88.18 % respectively.

Temelin. In 2004 we put into full operation our second nuclear power plant situated at Temelin. In 2004, we generated 12,692 GWh of electricity at Temelin nuclear power plant. See "Capital Investments--Nuclear Power Plants" on page 38 and "Nuclear Power Generation" on page 17.

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

Power Plants of Other Members of Our Consolidated Group

Our power plants are mainly owned and operated by CEZ and these power plants are discussed in the preceding sections. The following table shows power plants owned and operated by other members of our consolidated group:


Owner                                     Location                 Installed         Start of
-----                                     --------               capacity (MW)       operations
                                                                 -------------       ----------

Fossil Plants
Energetika Vitkovice, a.s.                Ostrava - Vitkovice          79               1995

Total Fossil Plants                                                    79
-------------------                                                    --

Accumulation and run-of-river Hydro
Plants
Severoceska energetika, a.s.              Strekov                     19.5              1936

Small-scale Hydro Plants
VCE - elektrarny, s. r.o.                 Prelouc                     1.75              1927
                                          Spalov                      2.4               1926
                                          Hradec Kralove              0.75              1926
                                          Pracov                      9.75              1953
                                          Pastviny                     3                1938
HYDROCEZ, a.s.                            Obristvi                   3.358              1995
                                          Les Kralovstvi              1.2               1923
                                          Predmerice nad Labem        2.1               1953
                                          Pardubice                   1.96              1978
                                          Spytihnev                   2.6               1951
                                          Brno - Kninicky             3.1               1941
                                          Veseli nad Moravou          0.27           1914, 1923
                                          Brno - Komin               0.212              1923
Zapadoceska energetika, a.s.              Vydra                       6.4               1939
                                          Hracholusky                 2.55              1959
                                          Ceokova Pila                0.09              1912
                                          Cerne jezero 2              0.04              2004

Pumped Storage Hydro Plants
Zapadoceska energetika, a.s.              Cerne jezero 1              1.5               1930

Total Hydro Plants                                                     63
------------------                                                     --

Wind Power Plants
Vychodoceska energetika, a.s.             Novy Hradek                 1.6               2002

Total Wind Power Plants                                               1.6
-----------------------                                               ---

Distribution Networks

We operate distribution networks in the Czech Republic, Bulgaria, and we expect to acquire a distribution network in Romania.

The Czech Republic. Following acquisition of the REAS, our distribution network is the largest in the Czech Republic. Through the distribution systems of our REAS, we sell electricity to approximately 3.4 million end customers, or approximately 62% of all end customers in the Czech Republic. This amounted to approximately 28.7 TWh of electricity distributed and sold in 2004. As at December 31, 2004 distribution network of our REAS consisted of a total of 9,492 km of high voltage lines, 49,418 km of medium voltage lines and 94,091 km of low voltage lines. There are 188 HV/MV transformers stations, 2,947 MV/MV switching stations and 38,162 distribution ML/LV transformer stations in the area.

Bulgaria. Our distribution companies in Bulgaria have approximately 1.9 million customers, the overall annual volume of the electricity supplied by them is approximately 7.6 TWh, and their distribution network consisted of a total of 22,962 km of medium voltage lines and 32,776 km of low-voltage lines. There are 22 HV/MV transformer stations, 54 MV/MV switching stations and 13,874 distribution MV/LV transformer stations in the area.

Romania. Upon expected completion of our acquisition of 51% majority share in Electrica Oltenia S.A., a major Romanian distribution company, our distribution network in Romania will consist of a total of 3,537 km of high voltage lines, 19,897 km of medium voltage lines and 27,183 km of low-voltage lines. There are 150 HV/MV transformer stations, 86 MV/MV switching stations and 9,963 distribution MV/LV transformer stations in the area. This network will provide us with access to approximately 1.4 million customers.

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

During the course of 2001 we gradually contributed the telecommunication activities related to the provision of voice, data and internet services together with CEZ system integration operated by CEZTel, a.s. to a newly founded company which has recently changed its name to CEZnet, a.s. We own all of the issued and outstanding shares of CEZnet, a.s. The core of our development strategy in respect of CEZnet, a.s. and our telecommunications activities is focused on:

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

Environmental Issues in the Czech Republic

Under Czech law, we are strictly liable for environmental damage that we cause to agricultural producers and forestry companies. Under Czech environmental laws, we are obligated to compensate parties for damage related to our business operations that pollute the environment (as defined in Czech environmental legislation). In 2004, we paid CZK 4 million in such damage compensation. We are currently litigating environmental compensation claims in the amount of CZK
153.0 million. In 2004, nine new claims in the aggregate amount of CZK 26.1 million were raised against us with respect to damage caused prior to 2004. The reduction of emissions has been reflected in a reduction of damages for air pollution, but other damages for pollution of the environment together with indemnities claimed by legal entities and individuals managing forests and farmland represent a financial burden for us. We have accumulated a provision for future indemnity of damage caused by emissions amounting to CZK 200 million as of December 2004. We accumulate provisions every year based on the amount of expected damage payments for such year. We expect that damages claimed from us by third parties due to air pollution will gradually decrease as a result of the implementation of the program of decommissioning the pollution sources and installation of facilities with limited solid and gaseous emission levels. However, a problematic trend for us has been that courts have tended to allow damage claims against us even when the concentrations of emissions do not reach critical levels that could cause damage as set under applicable Czech environmental laws.

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

The Clean Air Act empowers the Ministry of Environment to temporarily restrict emissions from, reduce output of or shut-down certain pollution sources (such as some of our coal-fired power plants) if overall air pollution levels are exceeded even if a given pollution source does not exceed applicable limits. In addition, the Clean Air Act empowers the Czech Environmental Inspection to order any pollution source exceeding pollution limits to be shut down. The Clean Air Act requires the operators of pollution sources exceeding a certain size to pay fees into a special environmental fund, based on the level of emissions released into the environment, whether or not the emission limits for such company have been exceeded. In 2004, our expenses for this fund amounted to approximately CZK 118 million.

Water Pollution. We observe all water pollution limits set by government regulations and applicable water management decisions set by local authorities. We are preparing, but have yet to implement, changes in our water management that will enable power plants to comply with anticipated limits to be put into effect after 2005. In 2004, we paid approximately CZK 17 million to the environmental fund.

Coal Waste Storage. We have prepared a project aimed at the collection of dry ash and desulfurization of end-products and their conversion into solids. This conversion reduces the negative impact of mines on the water table when such solids are deposited in landfills, open cast mines or disused shafts of existing mines. The new de-ashing technology used in the power plants allows us to process the ash and desulfurization end-products into a material with properties that will permit its deposition into existing mud pits without any further measures, or to use a portion of such waste as building material. We paid approximately CZK 387 million for the disposal of dry ash and desulfurization by-products, including costs for third party services, in 2004.

Nuclear Waste Final Disposal. Under the Nuclear Act, the responsibility for securing the final disposal of nuclear waste, including spent fuel, is the responsibility of the Repository Authority. We are required to finance the final disposal through contributions to the Nuclear Account. For a description of funds contributed, see "Nuclear Provisions" on page 47.

CAPITAL INVESTMENTS

Since enactment of the 1991 Clean Air Act we have undertaken an extensive capital investment program aimed primarily at minimizing the environmental effects of electricity generation, including the diversification of power sources, in order to comply with the Clean Air Act rather than to increase or diversify electricity production.

Since we were established as a new legal entity in 1992, we have embarked on a significant capital expenditure program aimed at reducing the environmental impact of coal-fired electricity generation and complying with Czech environmental laws designed to meet European Union ("EU") standards. The main elements of this program were aimed at reducing sulfur emissions at our coal-fired plants and the continuation of construction and completion of the Temelin nuclear power plant. We have completed the installation of desulfurization equipment. As of January 1, 1999, we have been in full compliance with all Czech environmental laws, some of which are stricter than EU standards. Both units of Temelin Nuclear Power Station completed their pilot operation periods in October 2004, when CEZ received final permission from the Nuclear Safety Authority to operate both units of Temelin.

We have been in compliance with the Clean Air Act since January 1, 1999 and our electricity generating operation is now at a level comparable to western European operational environmental standards.

Upon completion of the environmental program, the updated strategic core of our development is focused on:

     o foreign expansion with the aim to become the leader on electricity markets in central and south-east Europe;

     o preparation for next steps in the liberalization of the domestic and European energy market with the aim of increasing our share of the domestic electricity market and maintaining our dominant position in the provision of ancillary services to operators of the transmission grid;

     o renewal of CEZ generation base with focus on performance; we are preparing a complex renewal of our coal-fired power plant Tusimice II;

     o commencement of the modernization of the Dukovany nuclear power plant, together with its control center and preparation of the construction (extension) of the interim spent nuclear fuel storage facilities located at the nuclear plant sites; this process gradually started in April 2003;

     o integration of operations within our group in the Czech Republic and thereby also complying with the unbundling requirements under Czech law; and

     o evaluation of investment opportunities in the power sector so that we are able to respond flexibly to developments in demand.

Capital Investment Program Implementation Costs. From 2002 through 2004, we made investments totaling approximately CZK 50 billion as part of our capital investment program.

The following table sets forth a summary of our capital investments over the past three years (on a consolidated basis):

                                                           Year ended December 31
                                                             (in CZK millions)
                                                               (consolidated)
                                                          2002        2003         2004
                                                          ----        ----         ----

Additions to tangible fixed assets...................   10,025      11,794       12,422
   Out of which: purchase of nuclear fuel............    1,997       2,220        1,771
Additions to intangible fixed assets.................      339         880        1,276
Additions to financial investment....................     (34)      12,997          212
Change in payables from fixed assets acquisitions....       89     (1,729)        1,873
                                                        -------   ---------   ----------
        Total ......................................    10,419      23,942       15,783
                                                        =======   =========   ==========

The following table sets forth a summary of our capital investments (1) over the past three years (on a standalone basis for CEZ, a.s.):

                                                                         2002          2003         2004
                                                                         ----          ----         ----
                                                                           (CZK millions)
                                                                         (unconsolidated)(2)
Nuclear power plants:
     Temelin nuclear power plant construction.................        2,693          1,732         1,004
     Dukovany nuclear power plant modernization...............          691            865         1,428
     Central interim fuel repository..........................           44            131           225
     Other....................................................           52            106           191
                                                              --------------  -------------  ------------
          Total nuclear power plants..........................        3,480          2,834         2,847
                                                              --------------  -------------  ------------
Environmental improvement investments:
     Desulfurization..........................................           57             11             2
     Fluidized-bed boilers....................................            -             20            11
     Eletrostatic precipitators...............................            -              -            45
     Other....................................................            9              9            45
                                                              --------------  -------------  ------------
          Total environmental investments.....................           66             40           102
                                                              --------------  -------------  ------------
Waste management..............................................          463            356           470
Technical improvements........................................          291            163           486
Heat supply...................................................           30             26            59
Hydroelectric power plants....................................            6            112            65
Other investments.............................................        1,487            652           919
          Total additions to plants, property and equipment...
                                                                      5,823          4,183         4,948
                                                              --------------  -------------  ------------
Purchase of nuclear fuel......................................        1,997          2,190         1,755
Capitalized interest(3).......................................        2,037            937           552
Change in payables from fixed assets acquisitions.............           92            182         (231)
                                                              --------------  -------------  ------------
          Total ..............................................        9,949          7,492         7,024
                                                              ==============  =============  ============

(1)   Excluding financial investments.
(2) In order to allow comparison with previous years, this table only contains data for CEZ, a. s. on a standalone basis. The data contained in this table is not available on a consolidated basis for 2004 (see preceding table for data on capital investments which are available on a consolidated basis).
(3) The amounts represent interest capitalized for IFRS purposes which are in addition to amounts capitalized under Czech accounting standards.

As of December 31, 2004, the total investment cost for the implementation of program of CEZ, a. s. from 2005 through 2009 is currently projected to be CZK
105.6 billion. This amount does not include potential future acquisitions of subsidiaries and associates. The amount of such potential acquisitions could, in line with our expectations as to our available funds, reach up to CZK 90 billion for the same period. The actual amount will depend, amongst other things, on the number of our favorable investment opportunities in the future.

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

Construction of Flue Gas Desulfurization Facilities. The construction of flue gas desulfurization units has been an important part of our environmental program. As of December 31, 2004, desulfurization units were in operation at five 200 MW units of the Pocerady power plant, four 110 MW units of the Prunerov I power plant, five 210 MW units in the Prunerov II power plant, two 110 MW units of the Ledvice power plant, four 200 MW units of the Tusimice II power plant, four 200 MW units of the Chvaletice power plant, one 100 MW unit of the Tisova power plant , four 200 MW units of the Detmarovice power plant, two 110 MW units of the Melnik II power plant and one 500 MW unit of the Melnik III power plant, accounting for a capacity of 5,930 MW out of our total coal-fired capacity of approximately 6,603 MW for the whole group, or 6,524 MW for CEZ.

Construction of Fluidized-Bed Combustion Boilers. In addition to the construction of desulfurization facilities, we have replaced the existing boilers of certain smaller 55 MW and 100-110 MW units by modern boilers with the circulating fluidized-bed combustion technology, which reduces sulfur dioxide emissions by adding limestone during the combustion process. As of December 31, 2004, we completed the installation of two new fluidized-bed boilers with a capacity of 350 t/h at Tisova I, two boilers with a capacity of 170 t/h at the Hodonin power plant, two boilers with a capacity of 250 t/h at the Porici power plant and one boiler with a capacity of 350 t/h at the Ledvice power plant. FBBs installed represent electric power capacity of 497 MW.

Solid Emissions and NO(X). The levels of solid emissions from coal-fired power plants have been reduced as a result of the implementation of a long-term program of refurbishment and replacement of electrostatic precipitators started as early as the 1970s. A program of combustion process optimization through the adjustment of burners and the control of the combustion air supply into the boilers is aimed at reducing nitrogen oxide emission levels.

Nuclear Power Plants

Temelin Nuclear Power Plant. Our most important capital investment project in last years was the construction of a second nuclear power plant at Temelin in South Bohemia. As of December 31, 2004, approximately CZK 97.2 billion had been invested in the Temelin nuclear power plant. For a discussion of some of the risks associated with Temelin, see "Risk Factors" on page 9.

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

In July 2000, we loaded Unit 1 of Temelin with nuclear fuel and in October 2000 we essentially completed construction on Unit 1 with initial nuclear reaction and testing activities beginning shortly thereafter. In January 2001 we connected the generator from Unit 1 of Temelin to the electricity network and test transmitted the first electricity from Temelin to the transmission network. By March 2001 we had brought Unit 1 up to 30% of its production capacity. During the month of March 2001, we brought Unit 1 to 55% of its capacity and did so again in early October 2001. In mid-October, after receiving approval from the Nuclear Safety Authority, we performed tests at 75% of Unit 1's capacity. In January 2002, we continued the energy generation start-up process of Unit 1 that had been commenced in November 2000 and proceeded to the start-up up to 100% of the nominal power output of the reactor. This phase was prolonged by delivery of new armatures and the necessary shut-down for the performance of the work connected with the replacement of the armatures. Following tests at a power output level of 100% and the completion of a 144-hour comprehensive testing process, Unit 1 obtained approval for pilot operation, which commenced on June 11, 2002. At the end of January 2003, a planned two-month shut-down commenced in connection with the replacement of one quarter of the fuel. After the inspection by IAEA and the Nuclear Safety Authority of the correctness of the delivery of fuel into the reactor's active zone and the deposition of spent fuel into the storage pool for spent fuel, the warranty-inspection was completed at the end of April 2003 and the pilot operation continues. In 2004 testing operation continued. In July 2004 a planned outage (extended complete overhaul) was effected during which, amongst other things, refueling and fuel check was accomplished. The unit again reached the nominal output on July 18, 2004. During 2004 Unit 1 generated 6,015 GWh of electricity. In October 2004, Nuclear Safety Authority issued a resolution permitting the plant to operate both Unit 1 and Unit 2.

In early 2002, the phase of non-active testing of Unit 2 was completed, a review after an integrated hydro-test was performed, and preparatory work for active testing was completed. In March, the Nuclear Safety Authority issued a permit for the commencement of active testing. Following the delivery of fuel, the reactor was closed and preparatory work and testing for the first activation of fuel was performed in May 2002. At the end of June 2002, following successful physical start-up, the phase of energy-generation start-up commenced. In the course of this phase, repeated defects appeared in the generator rotor. We had the generator rotor repaired, the defects were mended and there are no further consequences for the operation of Unit 2. The first turbo-generator phasing did not take place until December 29, 2002, during a sub-phase when the reactor was run up to a level of 55% of its nominal power output. Pilot testing operation of the block commenced on April 18, 2003. In February 2004, Unit 2 was shut down for planned guarantee repair and the first refueling was accomplished. The guarantee repair, amongst other things, implemented modifications, reconstructions of equipment and systems for increase of reliability as well as planned changes in accordance with the requirements of the supervising authorities. The unit generated 6,677 GWh of electricity in 2004.

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

We have been improving the safety standards at the Dukovany power plant in accordance with the requirements of the Nuclear Safety Authority and in respect of further operation. In 2004, we spent approximately CZK 18 billion on all modifications. As part of our modernization program we have also been progressively implementing recommendations resulting from domestic and foreign technical audits, including recommendations by the International Atomic Energy Agency, including, among others, introducing:

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

In 1996, a pre-feasibility study was started for a refurbishment of the instrumentation and control system (I&C) at the Dukovany power plant to improve its reliability and to prolong the plant operation. During the course of 1998, we continued to carry out work related to the development of this project and invited bids for the first stage of implementation in 1999. In September 2000, we signed an agreement with SKODA JS for the complete refurbishment of the major parts of the I&C system at the Dukovany power plant. The current project timetable anticipates an initiation of the refurbishment by 2002 and lasting until approximately 2010 with a budgeted cost of approximately CZK 7 billion. Because this refurbishment is being implemented in the course of standard refueling outages, we do not expect any additional loss of energy production. In 2004, Unit 3 (the unit first to be upgraded) was equipped with further part of process computer which was then put into standard operation, and the last part of new safety systems which were put into parallel operation in open-loop. On Unit 1 and 2 the preparatory work and amendments of field instrumentation continued. The refurbishment of Instrumentation and Control System of Unit 4 is planned for 2006, and the preparatory works on the project continued in 2004 in accordance with respective time schedule.

Nuclear Provisions. We are responsible for, and have established provisions for, decommissioning of our nuclear power plants. The most recent decommissioning study commissioned by us and verified by the Nuclear Safety Authority in 2003 estimates costs for decommissioning of Dukovany nuclear power plant at CZK 16.4 billion at 2002 price levels (compared to a 1997 estimate of CZK 12.5 billion at 1996 price levels). A 2004 decommissioning study commissioned by us and verified by the Nuclear Safety Authority estimates that decommissioning of Temelin will cost approximately CZK 13.7 billion at 2004 price levels (compared to previous estimate of CZK 11.1 billion at 1998 price levels). An updated study will be produced periodically in 5 year interval as current legislation requires. Pursuant to the Nuclear Act, our provisions for the decommissioning of nuclear plants calculated in accordance with Czech accounting principles have been tax-deductible since October 1, 1997. We are required to contribute appropriate funds annually to a special escrow account to cover the future decommissioning costs. These funds are designated for decommissioning purposes and can be used only with the permission of the Repository Authority.

In addition, we have provided for the estimated costs to cover interim storage and the final disposal of spent fuel. The Nuclear Act provides that the Czech Republic, through the Repository Authority, is responsible for the final disposal of spent fuel and nuclear waste, and that we must pay certain contributions into the Nuclear Account. Our payments to the Nuclear Account amounted to approximately CZK 1,316 million in 2004. We are responsible for the interim storage of spent fuel.

We have recorded the provisions for decommissioning, interim and final spent fuel storage in accordance with International Financial Reporting Standards. For a detailed description of the accounting treatment of these provisions, see notes 2.23 and 14 to our Consolidated Financial Statements. For 2004 in respect of the nuclear provisions cited above, we charged to income CZK 1,965 million as a separate component of interest expense and CZK 203 million as fuel expense. In 2004, we charged CZK 1,383 million of current nuclear-related expenditures against our accumulated provision for nuclear decommissioning and fuel storage. In 2004, we revised the estimates of provisions for spent fuel storage and charged CZK 44 million to other operating expenses as a result. Based on revised the estimates of provisions for decommissioning and final fuel storage we added CZK 536 million to fixed asset and the provisions.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In this section, we explain our general financial condition and the results of our operations. As you read the following discussion and analysis, you should refer to our Consolidated Financial Statements and the related notes thereto for fiscal years 2002, 2003 and 2004 contained in Item 18 of this Annual Report. We prepare our consolidated financial statements in accordance with International Financial Reporting Standards which differ in certain respects from U.S. GAAP. See Note 30 to the consolidated financial statements, included elsewhere in this Annual Report for a discussion of the principal material differences between IFRS and U.S. GAAP as they relate to us which apply to our Consolidated Financial Statements.

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

Accounting developments

The International Accounting Standards Board, or IASB, has and will continue to critically examine current International Financial Reporting Standards, or IFRS, with a view toward increasing international harmonization of accounting rules. This process of amendment and convergence of worldwide accounting rules resulted in significant amendments to the existing rules from January 1, 2005 in such areas as the accounting for share-based compensation, goodwill and intangibles, marketable securities and derivative financial instruments as well as the classification of certain income statement and balance sheet positions. These are discussed in more detail in note 2 to our consolidated financial statements.

Nuclear Provisions

Our nuclear provisions principally relate to the cost of final and interim storage of spent fuel and the cost of decommissioning our nuclear power stations.

The provisions recognized represent the best estimate of the expenditures required to settle the present obligation at the current balance sheet date. In accordance with IFRS, the initial estimated costs of decommissioning our power plants are provided for when the power stations begin operating commercially and are capitalized as part of the cost of construction and depreciated over the same lives as the plants. The estimated costs of decommissioning are discounted to reflect the timescale before and during which the work will take place (following closure of the power station). Each year, the provisions are increased to reflect the accretion of discount and to accrue an estimate for the effects of inflation, with the charges being recognized as a component of interest expense. We anticipate that after de-fuelling the reactors, dismantling the reactors will not be possible for at least 50 years after the closure of the relevant power station.

In 2004 we adopted IFRIC Interpretation 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities ("IFRIC 1"). Following the interpretation, changes in the measurement of an existing decommissioning, restoration and similar liability that result from changes in the estimated timing or amount of the outflow of resources embodying economic benefits required to settle the obligation, or a change in the discount rate are added to, or deducted from, the cost of the related asset in the current period. Prior to application of IFRIC 1 in 2004 we followed a different accounting policy, under which the changes in a decommissioning liability that resulted from a change in the current best estimate of cash flows required to settle the obligation or a change in the discount rate were added to (or deducted from) the amount recognized as the related asset to the extent the change related to future periods. To the extent the change related to the current or prior periods, it was reported as income or expense for the current period.

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

For the purpose of hedge accounting, hedges are classified as either fair value hedges when they hedge the exposure to changes in the fair value of a recognized asset or liability; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction.

For fair value hedges the gain or loss from remeasuring the hedging instrument at fair value is recognized immediately in the income statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognized in the income statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortized to the net profit and loss such that it is fully amortized by maturity.

In case of cash flow hedges, the effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective portion is recognized in the income statement. Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss.

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

Impairment of assets

We undertake periodic reviews of the carrying value of our fixed assets compared with the economic value and net realizable value of those assets. In carrying out the economic valuations an assessment is made of the future cash flows being generated by the assets, taking into account current and expected future market conditions and the expected lives of our power stations. In assessing the value we primary take production capacity as aggregate unit. The assessment of future market conditions includes, for example, a view of likely overcapacity in the market over a number of years and the likely timing of the market returning to new entrant prices. The actual outcome can vary significantly from our future forecasts, thereby affecting our assessment of expected future cash flows. The expected future cash flows are discounted at a rate approximating to our weighted average cost of capital, as this is the rate most representative of those assets. A provision is created against an asset if its net realizable value is lower than the carrying amount.




OPERATING RESULTS
                                                             Volume of Supplied Electricity
                                                                           (GWh)
                                                                  Year ended December 31,
                                                                  -----------------------
                                                             2002          2003         2004
                                                             ----          ----         ----

Generated in-house (gross)...........................         54,118       61,399       62,126
Other purchasing for resale..........................          2,018       13,983       11,625
Purchased from OTE*..................................            900        1,009          489
Purchased to cover own consumption...................             18           21           11
Purchased outside the Czech Republic.................          1,338          919        2,129
                                                          ------------   ----------  -----------
   Total.............................................         58,392       77,331       76,380
                                                          ============   ==========  ===========

                                                                        Revenues
                                                                     (CZK millions)
                                                                  Year ended December 31,
                                                                  -----------------------
                                                             2002          2003         2004
                                                             ----          ----         ----
Electricity revenues:
Sales to distribution companies.....................         39,230       19,843       13,541
Sales to end customers through distribution network.              -       36,590       53,492
Sales to traders....................................          2,010        1,592        5,172
Exports of electricity, including trade outside the
   Czech Republic ..................................         10,143       13,296       10,309
Revenues capitalized during construction............        (1,373)            -            -
Other domestic sales of electricity.................          2,928        3,893        4,943
Sales of ancillary services.........................              -        4,334        5,291
                                                         ------------- ------------ ------------
   Total electricity revenues.......................         52,938       79,548       92,748
Heat revenues.......................................          1,673        1,833        1,883
Other revenues......................................            967        3,435        5,534
                                                         ------------- ------------ ------------
   Total revenues...................................         55,578       84,816      100,165
                                                         ============= ============ ============

*    Operator trhu s elektrinou, a. s. (Electricity Market Operator)

The structure of our revenues and expenses was influenced by a major change in the structure of our consolidated group since April 2003. Since April 2003 five distribution companies (REAS) have been fully consolidated into our consolidated financial statements (among other relevant subsidiaries). On the other hand, CEPS, a.s. was fully consolidated into our consolidated financial statements only for the first quarter of 2003. For more information on consolidation of the financial results see the Consolidated Financial Statements prepared in accordance with IFRS.

Revenues. In 2003, our total revenues were approximately CZK 84.8 billion, an increase of 52.6% from 2002. This increase of approximately CZK 29.2 billion was primarily due to increase of sales to end customers through five distribution companies (REAS) amounting to CZK 36.6 billion. On the other hand, the sales to distribution companies decreased by CZK 19.4 billion due to elimination of intercompany sales to the five newly acquired distribution companies in the period from April to December 2003. Exports of electricity increased by CZK 3.2 billion, from which CZK 3.2 billion relates to CEZ only. The sales of ancillary services in 2003 represent sales to CEPS, a.s. in the period from April to December 2003, i.e. after the sale of the majority stake in CEPS, a.s. on April 1, 2003. These sales have been eliminated in prior periods as intercompany transactions. In 2004, our total revenues were approximately CZK 100.2 billion, an increase of 18.1% from 2003. This increase of approximately CZK 15.3 billion was primarily the result of increase of electricity sales by CZK 13.2 billion. Total exports decreased by CZK 3.0 billion. Electricity sales to distribution companies we do not control decreased by CZK 6.3 billion. Sales to end customers through our distribution grid (five REAS owned by CEZ) rose by 46.2% to CZK 53.5 billion. The main reason for this increase was the expansion of CEZ group as of April 1, 2003, which resulted in consolidation of our REAS in our group for three quarters in 2003 and their consolidation for the full year in 2004.

In 2003, our total revenues from electricity sold were approximately CZK 79.5 billion, an increase of 50.3% above the 2002 level as the result of primarily to enlargement of our consolidated group. Electricity sold by our Company in the Czech Republic increased from 36.2 TWh in 2002 to 48.9 TWh in 2003 (by 34.9%), while exports increased to 19.2 TWh, an increase by 3.2 TWh (20.1%). In 2004, our total revenues from electricity sold were approximately

CZK 92.7 billion, an increase of 16.6% over the 2003 level, primarily as a result of the first-time consolidation of our REAS for the full year in 2004. Sales of electricity by our group in the Czech Republic increased by 11.9% to
54.7 TWh. Exports of electricity decreased by 8.3 TWh to 11.0 TWh (by 43.0%), but this decrease was in portion compensated by sales to traders for the purposes of export in the amount of 5.9 TWh.

In 2003, our revenues from sales of heat were approximately CZK 1.8 billion, an increase of 9.6% from 2002. The amount of heat sold increased by 14.6% in 2003 from 2002 levels. The increase of revenues from sales of heat in 2003 was primarily due to the enlargement of our consolidated group. However, the declining trend in heat demand seen in previous years continued, driven in particular by improvements in building insulation. In 2004, our revenues from sales of heat were approximately CZK 1.9 billion, an increase of 2.7% from 2003. The amount of heat sold decreased by 8.5% in 2004 from 2003 levels. The increase of revenues from sales of heat in 2004 was primarily due to higher revenues at Energetika Vitkovice, a.s.

In 2003, other revenues amounted to approximately CZK 3.4 billion, an increase of 255% above 2002. The year-on-year increase of CZK 2.5 billion was caused by newly consolidated companies, which contributed CZK 2.6 billion to the increase. In 2004, other revenues amounted to approximately CZK 5.5 billion, an increase in comparison with the level of 2003.

                                                                     Operating Expenses
                                                                       (CZK millions)
                                                                  Year ended December 31,
                                                                  -----------------------
                                                               2002         2003          2004
                                                           --------         ----          ----
Fuel.....................................................    12,894        14,307        14,370
Purchased power and related services.....................     7,328        21,100        26,511
Repairs and maintenance..................................     3,847         4,226         4,420
Depreciation and amortization............................    11,721        16,961        18,384
Salaries and wages.......................................     3,854         7,994         9,644
Material and supplies....................................     1,838         3,670         3,769
Other operating expenses.................................     2,873         3,554         3,912
                                                            ------------  ----------   -----------
   Total operating expenses..............................    44,355        71,812        81,010
                                                            ============  ==========   ===========

Operating Expenses. In 2003, our total operating expenses were approximately CZK
71.8 billion, an increase of 61.9% from 2002. The year-on year increase of CZK
27.5 billion was primarily the result of the enlargement of our consolidated group. In 2004, our total operating expenses were approximately CZK 81.0 billion, an increase of 12.8% from 2003.

In 2003, the cost of fuel consumption was approximately CZK 14.3 billion, an increase of 11.0% from 2002 due to increased electricity production (mainly in nuclear power plants). In 2004, the cost of fuel consumption was approximately CZK 14.4 billion, an increase of 0.4% from 2003.

In 2003, our purchase of power and related services amounted to approximately CZK 21.1 billion, an increase of 188% from 2002 was mainly due to the enlargement of our consolidated group, in opposite the purchases of power and related services by previously consolidated companies decreased by CZK 1.9 billion. In 2004, our purchase of power and related services amounted to approximately CZK 26.5 billion, an increase of 25.6% from 2003 mainly due to purchase of electricity from producers for resale (increase of CZK 1.4 billion) and due to purchase of services related to sale of electricity (increase of CZK
2.8 billion).

In 2003, costs for repairs and maintenance amounted to approximately CZK 4.2 billion, an increase of 9.9% from 2002 primarily due to the enlargement of our consolidated group. In 2004, costs for repairs and maintenance amounted to approximately CZK 4.4 billion, an increase of 4.6% from 2003. The increase is approximately CZK 0.2 billion.

In 2003, depreciation and amortization expenses amounted to approximately CZK
17.0 billion an increase of 44.7% from 2002 primarily due to both enlargement of our consolidated group (CZK 3.3 billion) and commissioning of the second unit of the Temelin nuclear power plant in 2003. The depreciation and amortization of Temelin increased the total sum of this item by CZK 2.8 billion. In 2004, depreciation and amortization expenses amounted to approximately CZK 18.4 billion an increase of 8.4% from 2003 when depreciation of buildings reached CZK
4.1 billion and depreciation of plant and equipment totaled CZK 13.5 billion.

In 2003, salaries and wages expenses were CZK 8.0 billion, an increase of 107% from 2002. The biggest portion of increase in salaries and wages expenses is attributable to the newly consolidated companies. In 2004, salaries and wages expenses were CZK 9.6 billion, an increase of 20.6% from 2003 also due to enlargement of our group.

In 2003, our materials and supplies expenses were approximately CZK 3.7 billion, an increase of 99.7% from 2002. There was only insignificant increase of materials and supplies expense related to companies consolidated in 2002. In 2004, our materials and supplies expenses were approximately CZK 3.8 billion, an increase of 2.7% from 2003.

In 2003, our other operating expenses were approximately CZK 3.6 billion, an increase of 23.7% from 2002. This increase was mainly due to growth of expenses for services by CZK 1.4 billion, which was compensated by decrease of other expenses by CZK 0.7 billion, especially capitalization of material, goods and services. In 2004, our other operating expenses which include environmental charges and claims and purchased services, among other things, were approximately CZK 3.9 billion, an increase of 10.1% from 2003.

Income before Other Expense (Income) and Income Taxes. In 2003, our income before other expense (income) and income taxes amounted to approximately CZK
13.0 billion, an increase of 15.9% from 2002. The increase of approximately CZK
1.8 billion was a result of an increase in operating expenses by CZK 27.5 billion accompanied by an increase in revenues by CZK 29.2 billion. Large increases in both expenses and revenues are due to the enlargement of our consolidated group. The increase in operating expenses was further influenced by nuclear power station changes, i.e. the introduction of both units of the Temelin nuclear power plant into trial operation (increase in depreciation by CZK 2.8 billion). In 2004, our income before other expense (income) and income taxes amounted to approximately CZK 19.2 billion, an increase of 47.3% from 2003. The increase of approximately CZK 6.2 billion was a result of an increase in operating revenues by CZK 15.3 billion accompanied by an increase in operating expenses by CZK 9.2 billion.

Other Expense (Income). In 2003, other expense/income (net) amounted to approximately CZK 2.3 billion. The deterioration compared to 2002 is mainly due to higher interest expense, net of capitalized interest by CZK 1.1 billion, lower foreign currency exchange gains by CZK 1.4 billion, and due to increase in other expenses by CZK 0.9 billion. An increase in income from associates by CZK
0.6 billion, i.e. by 114% had a positive impact on the other expenses (income). In 2004, other expenses/income (net), which include interest on debt, net of capitalized interest, interest on nuclear provisions, interest income, foreign exchange rate losses/gains, other expenses, and income from our associates, amounted to approximately CZK 1.2 billion.

Income Taxes. In 2003, income taxes amounted to approximately CZK 1.3 billion, a decrease of 60.0% from 2002. Our effective corporate income tax rate in 2002, 2003 and 2004 was 29%, 13%, and 21% respectively. In 2004, income taxes amounted to approximately CZK 3.8 billion, an increase of 185% from 2003. This increase was primarily a result of higher profits and substantially lower effective tax rate in 2003, when company claimed a capital investment deduction of CZK 1.0 billion.

Net Income. In 2003, net income amounted to approximately CZK 8.9 billion, an increase of 5.3% (CZK 0.5 billion) from 2002. This improvement was mainly due to lower income tax by CZK 2.0 billion. In 2004, net income amounted to approximately CZK 13.1 billion, an increase of 47.2% (CZK 4.2 billion) from 2003. This improvement was due to substantially higher profits before income taxes by CZK 7.2 billion, despite higher income taxes by CZK 2.5 billion and higher minority interests by CZK 0.5 billion.

Earnings per common share were, CZK 14.3, CZK 15.0 and CZK 22.1 in fiscal years 2002, 2003 and 2004 respectively, representing an increase of 5.2% in 2003 and an increase of 46.9% in 2004.

Inflation

The rates of inflation on an annual average basis in the Czech Republic during 2002, 2003 and 2004 were 1.8%, 0.1%, and 2.8% respectively. The effects of inflation on our operations have not been significant in recent years.

Other

For a discussion of the impact of currency fluctuations on our business and hedging or other mechanisms that we use, see "Item 11. Quantitative and Qualitative Disclosures about Market Risk" on page 69.

For a discussion on government economic, fiscal, monetary and political policies or factors that have or could materially affect our operations, see "Risk Factors" on page 9 and "Economic, Fiscal, Monetary or Political Policies or Factors Which Impact Our Business" on page 24.

LIQUIDITY AND CAPITAL RESOURCES

We expect our principal capital requirements to consist of the following:

     o commencement of the modernization of the Dukovany nuclear power plant, together with its instrumentation and control center;

     o preparation of the construction (extension) of the interim spent nuclear fuel storage facilities located at our nuclear plant sites;

     o participation in investment opportunities in the power sector in central and south-east Europe so that we are able to respond flexibly to developments in demand;

     o investments in subsidiaries, especially into distribution grid and automated switching equipment that substantially improves outage times; and

     o investments to replace our aging brown-coal-fired power plants (at least in the amount of two-thirds of the present installed capacity of such power plants) after the year 2010. At that time, the present power plants will be at the end of their useful lives and consequently they will be replaced by newer, more efficient plants.

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

In 2003, our capital investments, including financial investments without acquisition of companies which are a part of our consolidated group totaled approximately CZK 23.9 billion, 130% more than in 2002. In 2004, they totaled approximately CZK 15.8 billion, 34.1% less than in 2003.

Financing Obligations

The following table presents our principal long-term financing obligations as at December 31, 2004:

                                                       Payments Due By Period
                                           -----------------------------------------------
                                                          (in CZK millions)
                                           Less than                            After 5
                                 Total       1 year    1-3 years    4-5 years     years
                                -------    ---------   ---------    ---------   --------
Long-term debt                   41,629      3,439       14,197       7,540       16,453
                                -------    ---------   ---------    ---------   --------
   Total                         41,629      3,439       14,197       7,540       16,453
                                =======    =========   =========    =========   ========

We do not have significant obligations resulting from capital and operating lease contracts.

The following table summarizes our estimated capital expenditures, including uncommitted amounts, for the next five years (in CZK billions):

                                              Expected Capital Expenditures By Period
                                         -------------------------------------------------
                                                         (in CZK billions)
                                Total      2005        2006         2007        2008       2009
                                -------    ---------   ---------    ---------   --------   --------
Capital expenditures            105.6      17.3        19.9         23.4        22.4       22.6
                                =======    =========   =========    =========   ========   ========

These figures do not include the expected acquisitions of subsidiaries and associates, which in accordance with the estimated free cash flows can amount up to CZK 90 billion in the period 2005 through 2009. The actual payments for acquisitions will depend on the number of future investment opportunities, for which we will be a successful bidder and also considering the recoverability of these investments.

Sources of Financing

The financing of our capital investment program is obtained from cash flows from operating activities and financing. The primary sources of financing available to us consist of the following:

     o    cash flow from operating activities;
     o    financing from banks; and
     o    the issuance of bonds.

Cash Flow and Liquidity

Net cash generated from our operating activities provides us with a significant source of liquidity. Our operating activities generated net cash of approximately CZK 19 billion in fiscal 2002, approximately CZK 35.8 billion in fiscal 2003, and approximately CZK 34.1 billion in fiscal year 2004. The year-on-year decrease of CZK 1.6 billion in 2004 was caused, among other things, by a CZK 6.4 billion increase in income tax payments, while cash generated from operations rose by CZK 3.9 billion (10.7%) and dividends received grew by CZK
0.7 billion (125%). In 2002, 2003, and 2004, we generated 100% of our capital investment needs from operations.

At year end 2003, our net receivables amounted to approximately CZK 7.1 billion, an approximately CZK 3.0 billion (74.9%) increase against the level at the end of 2002. At year end 2003, the largest portion of our receivables in the amount of CZK 3.6 billion was associated with the five REAS (including their affiliated entities) which are part of our consolidated group, and the second largest portion in the amount of CZK 3.2 was associated directly with CEZ. At year end 2004, our net receivables amounted to approximately CZK 8.9 billion, an approximately CZK 1.8 billion (26.0%) increase against the level at the end of 2003.

In 2003, our cash balances decreased to approximately CZK 4.0 billion at year end 2003. Cash balances can fluctuate substantially on the basis of the timing of borrowings and repayments of debt. Our cash balances increased from CZK 4.0 billion at year end 2003 to approximately CZK 7.5 billion at year end 2004.

Our total consolidated long-term debt (including current portion) decreased by 8.3% (approximately CZK 3.3 billion) during 2003 and totaled approximately CZK
36.7 billion at year end 2003. Total debt from bonds issued increased by CZK 1.1 billion mainly due to addition of domestic bond of Severomoravska energetika, a.s. Long-term bank loans and other loans (including current portion) decreased by approximately CZK 4.4 billion. Our total consolidated long-term debt (including current portion) increased by 13.6% (approximately CZK 5.0 billion) during 2004 and totaled approximately CZK 41.6 billion at year end 2004. Total debt from bonds issued increased by CZK 8.5 billion, mainly due to issue of EUR 400 million bonds. Long-term bank loans and other loans (including current portion) decreased by approximately CZK 3.6 billion.

We had CZK 2.3 billion short-term loans at the end of 2003. Current portion of long-term debt increased to approximately CZK 5.7 billion (or by 34.4%) primarily due to expected repayment of domestic bonds. We had no short term loans at year-end 2004. Long-term debt due within one year decreased from approximately CZK 5.7 billion to approximately CZK 3.4 billion (or by 39.6%).

Loans and Bonds

The following table shows our outstanding long-term indebtedness as at December 31, 2004:

                                                                   Indebtedness
                                                                     as of
                                                       Facility    December,
Creditor                   Interest Rate  Currency      Amount     31, 2004(1)     Maturity
--------                   -------------  --------     -------     ---------       --------
                                                       (millions) (CZK millions)
Bank Austria AG               fixed         EUR             20             36         2005
Citibank International        floating      USD                         1,805      2007-2008
                                                           317

Ceska sporitelna              fixed         CZK             50             26         2007
CSOB                          fixed         CZK            248            115         2007
Erste Bank AG                 fixed/floatingEUR             17            103         2006
Erste (CR) a.s.               fixed         CZK             58             12         2006
European Investment Bank      fixed         USD             55            852         2013
European Investment Bank      fixed         EUR             44            945         2013
European Investment Bank      floating      CZK          3,441          2,382      2012-2013
Fortis Bank                   floating      USD             55            432      2008-2009
IBRD                          floating      USD            246          1,078         2007
ING Bank                      floating      EUR             27             48         2005
Komercni banka                fixed         CZK            300             89         2006
Komercni banka                fixed         CZK              6              2         2007
Komercni banka                fixed         CZK             10              1         2006
Komercni banka                fixed         CZK             10              2         2006
Komercni banka                fixed         CZK             37              2         2006
Nordic Investment Bank        floating      USD             50          1,119         2007

--------------------------------------------------------------------------------------------
Total                                                                   9,049
                                                                   ------------
Amount payable by December 31, 2005                                     1,939
Balance                                                                 7,110
                                                                   ============

(1) Amounts have been translated into CZK at the CNB Exchange Rate at December 31, 2004.

The following table shows our outstanding bonds as at December 31, 2004:

                                                               Indebtedness
                                          Original Nominal        as of
Maturity              Interest Rate            Value         December 31, 2004   Pre-payment    Issue Date
--------              -------------       ----------------   -----------------   -----------    ----------
                                            (millions)        (CZK millions)


 2014                         9.22 %        CZK 2,500              2,494              -           1999
 2009         9.22 %, zero coupon(1)        CZK 4,500              3,299              -           1999
 2007                         7.125%        USD 200(2)             3,962              -           1997
 2006                         7.250%        EUR 200                6,233              -           1999
 2011                         4,625%        EUR 400               12,101              -           2004
 2008                         3.350%        CZK 3,000              2,990              -           2003
 2005                 6M PRIBOR+0.4%        CZK 1,000                500              -           1998
 2005                 6M PRIBOR+1.3%        CZK 500                1,000              -           2000
------------------------------------------------------------------------------------------------------------
 Total                                                            32,579
                                                            ============

(1) We realized proceeds of CZK1,863 million on this zero coupon bond.
(2) Open-market purchase by us in the amount of USD 22 million.

On June 8, 2004 CEZ Finance B.V. issued EUR 400 million 4 5/8% guaranteed notes due 2011. These notes are unconditionally and irrevocably guaranteed by CEZ.

On March 3, 1999, we began a CZK 5.0 billion domestic commercial paper program with a consortium of banks to cover short-term financing differences of cash inflows and outflows. On April 19, 2000, the domestic commercial program was extended up to CZK 9.0 billion. Out of this total sum CZK 3.0 billion are committed. Six banks are participating in the commercial paper program now. We have no outstanding indebtedness under this program as of December 31, 2004. The interest rates on indebtedness under this program range from the Prague inter-bank offering rate ("PRIBOR") to PRIBOR plus 0.20%, each 0.01% being a basis point ("b.p.").

Also, we have several committed short-term credit lines -- the syndicated revolving facility for USD 70 million and others credit lines at the amount of CZK 2.5 billion. For the preceding three months (March, April and May 2005) we have not utilized neither commercial paper program nor short-term lines.

On May 30, 2000, we entered into a syndicated multi-currency EUR 85 million guarantee facility in favor of the European Investment Bank due 2013. On February 24, 2005 this guarantee was replaced by new one, which is valid for another 5 years. Our outstanding indebtedness under this credit facility as of December 31, 2004 was CZK 2.1 billion at a floating interest rate of PRIBOR minus 5 b.p.

On October 20, 1999, CEZ Finance B.V., a wholly owned subsidiary of CEZ organized under the laws of The Netherlands and acting as a financing vehicle for CEZ, issued EUR 200 million 7.25 percent Guaranteed Notes due 2006. These notes are unconditionally and irrevocably guaranteed by CEZ.

On January 27, 1999, we exercised a call option for CZK 4.0 billion 14.375% bonds. We repaid the bonds using a portion of proceeds from two bond issues in aggregate amount of CZK 7 billion, an issue of CZK 4.5 billion domestic discounted bonds (with a zero coupon so that immediate funds due 2009 were obtained in an amount of CZK 1.9 billion), as well as an issue of CZK 2.5 billion domestic 9.22% bonds due 2014 (from 2006 these bonds will bear interest at a variable interest rate defined as CPI + 4.2%). On June 7, 1999 we issued CZK 3.0 billion domestic 8.75% bonds due 2004 and the proceeds were used to exercise the call option for CZK 3.0 billion 10.9% bonds. On June 6, 2000 we exercised a call option for CZK 4.0 billion 11.3% bonds. On June 27, 2003 we exercised a call option for CZK 3.0 billion 11 1/16% bonds. We repaid these bonds using proceeds from new CZK 3.0 billion domestic 3.35% bonds due 2008 issued on June 23, 2003. On June 7, 2004 we repaid our domestic 8.75% bonds due on 2004.

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

On December 3, 1996, we entered into two syndicated credit facility agreements to secure financial resources for the completion of the Temelin nuclear power plant. The first facility, arranged by Citibank, is for USD 317 million and is guaranteed by the Export-Import Bank of the United States and by the Czech Republic. We drew down approximately USD 256 million for the information and control systems as well as for fuel for Unit I and II of Temelin. In 2001 we decided to cancel the undisbursed balance of the loan, or USD 61 million ( USD 32 million for instrumentation and control system and USD 29 million for fuel). As at December 31, 2004 approximately USD 176 million of the principal had been repaid. The interest rate on this loan is LIBOR plus 30 b.p. The second facility, arranged by Generale Bank (now operating under the name Fortis Bank), is for USD 55 million and guaranteed by the Belgium Office of National du Ducroire and by the Czech Republic. We drew down altogether approximately USD
45.0 million for the information and control system. As at December 31, 2004 approximately USD 25.7 million of the principal had been repaid and no amount remained to be drawn down under this facility as we cancelled the undisbursed balance of the loan. The interest rate on this loan is LIBOR plus 50 b.p. In consideration for the Czech Republic guarantees of these two credit facility agreements, we have agreed to pledge to the Czech Republic (i) certain of our receivables from one of the REAS, within 30 days of demand by the Czech Republic under the applicable guarantee and (ii) the buildings (cooling towers) at the Temelin nuclear power plant, upon transfer of title thereto to us (after completion of construction thereof).

On July 17, 1992, we entered into a multi-currency loan agreement with the International Bank for Reconstruction and Development for an amount equal to USD 246 million. We currently have EUR and USD portions outstanding with applicable interest rates of EUR London inter-bank offering rate ("LIBOR") plus 50 b.p. and World Bank variable rate plus 50 b.p., respectively. On December 31, 2004 our outstanding indebtedness under this multi-currency loan agreement consisted of
(i) a EUR portion of approximately EUR 6.2 million with an applicable interest rate of 2.28% and (ii) a USD portion of approximately USD 39.7 million with an applicable interest rate of 4.05%. This agreement contains several financial covenants relating to, among other things, interest coverage and revenues/expense ratio. This revenue/expense ratio requires us to maintain operating costs at a level no higher than 60% of our operating revenues and to furnish on a semi-annual basis to the International Bank for Reconstruction and Development forecasts for the next following year in respect of whether we expect to comply with the ratio. In the past our operating cost to operating revenue ratio has neared the 60% level. With the aim of avoiding a breach of this contract we successfully requested the International Bank for Reconstruction and Development to waive this revenue/expense ratio requirement for 1999 and 2000. In 2001, 2002, 2003 and 2004 we met all of the financial covenants on this loan.

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

For 2004 we hedged against foreign currency exchange rate fluctuations affecting our expenses of operations by using FX option strategy (zero cost premium). We believe this is the most effective strategy in situations where it is not possible to accurately predict the amount and maturity of expenses. We also executed several IR swaps to switch part of our floating rate liabilities into fixed rate using the situation of historically low Czech interest rates. For more information on hedging activities, see notes 2.20 and 13 to the Consolidated Financial Statements included herein.

Material Commitments for Capital Expenditures

Our existing fixed material commitments for capital expenditures for the last financial year and from January 1, 2005 relate to the completion of Temelin and the commencement of the modernization of the Dukovany nuclear power plant, together with its control center. See "Property, Plants and Equipment" on page 30 for a full discussion of capital expenditures related to Temelin. Further commitments for future capital expenditures in the amount of EUR 146.6 million related to our acquisition of a major distribution company in Romania are described in "Distribution of Electricity -- Romania" on page 21.

Research and Development

We hire external entities to perform research projects based on our technical assignments, evaluations, and performance check-ups. We provide documentation, technical information and data to those entities. The research performed by those external entities covers numerous projects primarily in the areas of conventional power and nuclear energy. Further, our REAS perform research regarding distribution grid operation. Some of our research is conducted with the support of the Czech Ministry of Industry and Trade. None of the research projects we are currently involved in is material for our business.

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

Information on ongoing and potential future acquisitions

In July 2003, we entered a tender process organized by the National Property Fund of the Slovak Republic for the selection of the purchaser of its 66% interest in Slovenske elektrarne, a.s. However, the price offered by our competitors was higher than the price we offered in our final bid, we were not selected as winner of the tender process, and we did not acquire the 66% interest.

On November 19, 2004, we entered into an agreement to purchase 67% share in three distribution companies in Western Bulgaria from Bulgarian government. On January 18, 2005, we closed this transaction. We paid a total of EUR 281.5 million for the three majority shares. For more information see "Material contracts" on page 63.

In April 2005, we entered into an agreement to acquire a 51% majority share in Electrica Oltenia S.A., a Romanian distribution company, from Romanian government. The agreement is still subject to completion of various conditions precedent and we expect closing of this transaction in the end of October 2005. We have already paid EUR 4.7 million as a portion of the total purchase price of EUR 151.3 million. At closing, we will be required to pay the remainder in the amount of EUR 146.6. We intend to finance this commitment from our internal sources. For more information see "Distribution of Electricity -- Romania" on page 21.

We currently participate in several privatization tenders for selected coal power plants in Poland. On April 5, 2005, we made and individual offer for the purchase of a 39.2% interest in power company Zespol Elektrowni Patnov - Adamow
- Konin SA, and currently we perform due diligence in the company. On April 21, 2005, we submitted an individual offer to the Polish government for purchase of a stake in Zespol Elektrowni Dolna Odra SA (Dolna Odra, Pomorzany and Szczecin power plants). On April 26, 2005, we made an offer to purchase a stake in the company Elektrownia Kozienice SA (Kozienice power plant). We were shortlisted in these two tenders.

In May 2005, the government of Montenegro announced a tender for privatization of a coal power plant (Pljevlja - 210 MW), and its minority stake (approximately 31%) in the adjoining Pljevlja Mine. We intend to participate in the tender process.

We intend to explore further opportunities for foreign acquisitions. In 2005, several tenders for privatization are expected to be announced in Romania (privatization of selected coal power plants and adjoining mines, and of a distribution company), Macedonia (privatization of generation and distribution), and Montenegro (privatization of distribution). We intend to participate in these tenders. Also, we are analyzing other potential acquisition targets including distribution in Poland, and power generation and distribution in Serbia.

On July 13, 2005, the Czech government granted to us a three-month exclusivity with respect to negotiation of the envisaged sale by the Czech government of its 55% stake in Severoceske doly a.s., our major supplier of lignite. We expressed our interest in purchasing the stake and intend to submit a bid to the Czech government.

OFF-BALANCE SHEET ARRANGEMENTS

We have not identified any material off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

                                                        Payments due by period
                                                           (in CZK millions)
                                                   less than     1 - 3      3 - 5    more than
                                                   ----------    -----      -----    ---------
                                          Total      1 year      years      years     5 years
                                          -----      ------      -----      -----     -------
Contractual Obligations

Long Term Debt Obligations.........      41,629      3,439      14,197      7,540      16,453
Insurance..........................         485        485           -          -           -
Electricity purchase except of members
   of CEZ Group....................       6,379      6,379           -          -           -
I&C System for Dukovany............       4,456        668       2,173      1,465         150
Fuel...............................      20,861      7,996       5,329      5,034       2,502

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

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are members of our Board of Directors and our Executive Managers (Executive Officers).

Board of Directors:

Name                        Position                             Held Since  Age
----                        ---------                            ----------  ---
Martin Roman.............   Chairman of the Board of Directors      2004      35
Alan Svoboda.............   Vice-Chairman of the Board of           2004      33
                            Directors
Petr Voboril.............   Vice-Chairman of the Board of           2002      54
                            Directors
Jiri Borovec.............   Member of the Board of Directors        2004      41
Radomir Lasak............   Member of the Board of Directors        2004      40

Executive Managers:

Name                        Position                            Held Since  Age
----                        ---------                           ----------  ---
Martin Roman.............   Chief Executive Officer                 2004      35
Alan Svoboda.............   Chief Sales Officer                     2004      33
Petr Voboril.............   Chief Financial Officer                 2005      53
Jiri Borovec.............   Chief Generation Officer                2004      41
Radomir Lasak............   Chief Administration Officer            2004      40

Martin Roman. Graduated from the Faculty of Law at Charles University in Prague. Then he studied a one-year scholarship program at St. Gallen University (Switzerland), the Faculty of Economics. He also spent one year studying at the Karl-Ruprechtsuniversitat Heidelberg (Germany). He began his professional career in 1992 when still a student, when he was appointed the sales director of the Czech branch of Wolf Bergstrasse CR, s. r. o., a company specializing in the manufacture of potato crisps. From 1994 to 1999 he worked as the CEO of Janka Radotin, a. s., and in 1998, after the acquisition of the company by a strategic partner - the American company LENNOX, he also became a member of the company board. His third chief executive position was in SKODA HOLDING (he began in 1999 in Pilsen as Chairman of the Board and General Director of SKODA, a. s., and in April 2000 he was appointed Chairman of the Board and a CEO of the entire joint-stock company SKODA HOLDING), from where he went on to our Company. In February 2004 he was appointed the Chairman of our Board of Directors and since April 1, 2004 he holds position of our Chief Executive Officer. He is a member of our Audit Committee. As of April 2004, he is a vice-president of the Confederation of Industry and Transport of the Czech Republic.

Alan Svoboda. Graduated from the University of West Bohemia in Pilsen in IT and financial management. He also completed MBA in Finance and MA in Economics at University of Missouri in Kansas City (USA). He holds a CFA certificate (Chartered Financial Analyst) issued by AIMR (Association for Investment Management and Research). Prior joining CEZ, Mr. Svoboda was a partner at McKinsey & Company where he specialized in advising clients coming from energy sector, gas industry and petrochemistry. From April 1998 to January 2000 he was a CFO and a Vice-Chairman of the Board of Directors of Zapadoceska energetika, a.s. Since May 2004 he has become a Vice-Chairman of our Board of Directors. From June 29, 2004 until August 31, 2004 he was Chairman of the Supervisory Board of CEZData, s.r.o., and since August 31, 2004 is a Vice-Chairman. Since June 29, 2004 he is a member of the Supervisory Board of Zapadoceska energetika, a.s. and since March 31, 2005 he is a Vice-Chairman of the Supervisory Board of CEZ Prodej, s.r.o.

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

Jiri Borovec. Graduated from the Military Academy in Brno, Masaryk University, the United States Air Force Defense Language Institute (Texas, USA) and Brno Business School - also earning an MBA degree from Nottingham Trent University. In 1997 he attended the ABB International Management Workshop for ABB Group Senior Top Managers, and in 1999 he earned the ABB Service Management Certificate. From 1990 to 1995 he worked in the Czech Army as an interpreter and translator from and into English, Spanish and Russian. His next place of work was the ABB Czech Republic company, in which he worked from 1995 to 2000, holding the positions of Personnel Director, Vice-President for Human Resources, as well as being a Member of the Country Board. In 1999 and 2000 he held the position of CEO of the ABB Service Czech Republic and Business Unit Manager ABB Service Central Europe. Before joining CEZ in October 2004 as a member of our Board of Directors and Chief Generation Officer, he was the Chairman and CEO of the Skoda JS joint-stock company.

Radomir Lasak. Graduated from the University of Economics in Prague in 1989. In 1996, he earned the Master of Business Administration degree from the Prague International Business School. He began his professional career in 1991 in Komercni banka. In 1999 he was appointed Director of the Investment Banking Division in Komercni banka. In 2000 he became a member of the Komercni banka Board of Directors, whose special jurisdiction was trade, and also Deputy CEO. Since August 2002 he has been the Chairman and CEO of eBank. He joined our Company in September 2004 as a member of our Board of Directors and Chief Administration Officer.

SUPERVISORY BOARD

Set forth below are the incumbent members of the Supervisory Board:

                                                         Current
                                            Initially     Term
Name                                       Appointed     Expires       Age
----                                       ---------     -------       ---

Jiri Havel (Chairman) ..................       2005        2009         47
Zdenek Hruby (Vice-Chairman)............       2003        2007         48
Vaclav Krejci(1) (Vice-Chairman)........       1993        2006         51
Ales Cincibus ..........................       2005        2009         49
Jan Demjanovic .........................       2003        2007         51
Jiri Jedlicka(1)........................       2004        2008         46
Jan Juchelka ...........................       2002        2006         33
Petr Kousal.............................       2005        2009         51
Martin Pecina ..........................       2003        2007         36
Jan Sevr(1).............................       1999        2008         58
Pavel Suchy ............................       2003        2007         50
Zdenek Zidlicky(1)......................       2002        2006         58

(1)  Employee representative

Jiri Havel. Graduated from the Prague School of Economics. Since 1998 till 2000 he was an economic advisor of the Vice-Chairman of the Czech Government, and since 1999 till 2001 he was a Vice-Chairman of the National Property Fund, our majority shareholder. In 1999 and 2000 he was a member of the Supervisory Board of Ceska sporitelna, a.s., in 2000 and 2001 he was a Vice-chairman of the Supervisory Board of Komercni banka, a.s. Since 2004 till 2005 he was a member of the Board of Directors of Unipetrol, a.s. In June 2005, he was elected to our Supervisory Board and became its Chairman pursuant to an understanding with our majority shareholder the National Property Fund. He also became a member of our Audit Committee.

Zdenek Hruby. Graduated from the Czech Technical University's School of Electrical Engineering. Currently he is a vice-president of the presidium of the National Property Fund, a vice-chairman of the Supervisory Board of CESKY TELECOM, a.s., and since April 2004 a member of the Supervisory Board of Eurotel Praha, spol. s r.o. Till June 2004 he was a member of the Board of Directors of Sokolovska uhelna, a.s., since April 2003 till May 2004 a member of the Supervisory Board of Ceske aerolinie, a.s. and since December 2003 till May 2004 a member of the Board of Trustees of the Nadace Duhova energie. Until April 2005 he held the office of a Deputy Minister of Finance. He was elected Vice-Chairman of our Supervisory Board in 2003 pursuant to an understanding with our majority shareholder the National Property Fund.

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

Ales Cincibus. Graduated from the University of Chemical Engineering in Prague. Since 1980 till 1992, he worked in several functions in Komsos Caslav, eventually as the chief commercial officer. Since 1993 till 2003 he acted in several companies as the chief commercial officer. In 2003, he became employed by the Czech Ministry of Industry and he was elected a member of the Supervisory Board of Transgas, a.s., Vice-Chairman of the Board of Directors of Severoceske doly a.s., and Chairman of the Supervisory Board of Cepro, a.s. He was elected as a member of our Supervisory Board in June 2005 pursuant to an understanding with our majority shareholder the National Property Fund.

Jan Demjanovic. Graduated from the Faculty of Mechanical Engineering of the Technical and Textile University in Liberec. He is business director and a member of the Board of Directos of Severoceske doly, a.s., a vice-chairman of the Board of Directors of Coal Energy, a.s, and a vice- chairman of Supervisory Board of SD - Kolejova doprava, a.s. Since March 2002 till May 2004 he was a member of the Board of Directors of Teplarna Usti nad Labem, a.s. and since April 2003 till January 2004 the chairman of the Supervisory Board of ENETECH a.s.

Jiri Jedlicka. Graduated from the Secondary Vocational School Zetor Brno. He has been employed in CEZ since 1980. Since 1994, he has been the released chairman of OOSP EDU. Currently, he is a member of the Board of the directors of the Association of the Independent Syndicates and the President of the Trade Union of the employees of the nuclear energy industry with seat in Dukovany. In 2004 he was elected to the CEZ Supervisory Board.

Jan Juchelka. Graduated from the Department of Business at Slezska University in Karvina. From June 1995 until the present he has been employed by the National Property Fund. He has held positions as the Director of the Securities Trading Department, the Director of the Securities Department, Director of the Company Holdings Department and the Second Vice-Chairman of the Executive Committee of the National Property Fund. Mr. Juchelka holds a broker's license. He is a chairman of the Supervisory Board of PPP Centrum a.s., and the member of the Supervisory Board of CESKY TELECOM, a.s., Komercni banka, a.s. and Eurotel Praha, spol. s r.o. He was elected to our Supervisory Board pursuant to an understanding with the National Property Fund, our majority shareholder.

Petr Kousal. Graduated from the University of Transportation in Zilina. Since 1978 he was employed in various positions at Czech Railways, including executive positions. In February 2003, he was elected as the Chairman of the Board of Directors of Ceske drahy, a.s., and in March 2003 he became CEO of Ceske drahy, a.s. He was elected into our Supervisory Board in June 2005 pursuant to an understanding with our majority shareholder the National Property Fund.

Martin Pecina. Graduated from Mechanical Faculty of VSB - Technical University in Ostrava, and obtained an MBA from Sheffield Business School. He has a CIME qualification. Until 2003 he was the CEO of HUTNI PROJEKT Frydek Mistek a.s. Since February 2003 he is a deputy minister of industry and trade. He is a member of the Supervisory Board of CEPS, a.s. and the chairman of the Board of Directors of OSINEK, a.s. Since September 2001 till March 2005 he was a member of the Board of Directors of NARODNI DUM - RADHOST, a.s. "in liquidation". Since March 2003 till June 2004 he was a member of the Supervisory Board of ISPAT NOVA HUT a.s. Mr. Pecina was elected to our Supervisory Board in June 2003 pursuant to an understanding with the National Property Fund, our majority shareholder.

Pavel Suchy. Graduated from the Prague School of Economics. Since 1994 he works for the National Property Fund. In November 2002, he was appointed the First Vice-Chairman of the Executive Committee of the NPF. He is a member of the Supervisory Boards of UNIPETROL, a.s., Ceske aerolinie a.s. and Konpo, s.r.o. He was elected to our Supervisory Board in 2003 pursuant to an understanding with our majority shareholder the National Property Fund. In May 2004 he was appointed to be the audit committee financial expert.

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

COMPENSATION

In accordance with Czech law, we are required to publish only aggregate information regarding compensation of the members of our Supervisory Board, Board of Directors and executive managers. As a result, we provided the following information about monetary and non-monetary benefits received by the members of our Supervisory Board, Board of Directors and executive managers:

                                                                 Supervisory      Board of        Executive
                                                                    Board         Directors       Managers
                                                               ------------------------------------------------
                                                                               (CZK thousands)
Base salary(1).............................................              1,851               -          42,870
Bonuses based on company performance(1)....................                380               -          40,291
Bonuses to Board members...................................              5,375           4,237
Share of profit for 2003 distribute to Board members(2)....              5,683           6,360
Compensation in relation to termination of employment......                              3,814          11,853
Other monetary compensation(3).............................                116             136             154
Other non-monetary compensation(4).........................              8,136          11,997           3,278
Compensation from companies controlled by CEZ, a.s.........                                              3,828
Of which:
   Compensation of Board members of controlled.............                                              3,594
   Other non-monetary compensation(5)......................                                                235

(1) Monetary and non-monetary compensation of members of the Supervisory Board who are also our employees arise from their employment
(2) Only share of profit actually paid to members of our Supervisory Board is stated, excluding disputed share of profit
(3) Certain travel expenses and other compensation based on collective bargaining agreement
(4)   Personal car and life insurance
(5)   Life insurance

BOARD PRACTICES

As of January 29, 1998, we restructured our management organizational structure, creating a distinction between our Board of Directors and our executive officers. The members of the Board of Directors were nominated by the National Property Fund of the Czech Republic and elected at an Extraordinary General Meeting of the Shareholders on January 5, 1999. Members of our current Board of Directors are appointed by the Supervisory Board. See "Articles of Association (Stanovy)" on page 60.

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

Audit Committee. We have an Audit Committee whose statutes state that it is a committee of our Supervisory Board and composed of members of our Supervisor Board. In particular, currently our Audit Committee is composed of Zdenek Zidlicky and Pavel Suchy, members of our Supervisory Board, and Radek Pomije, the director of our internal audit department (Mr. Pomije is a member without voting rights). One more member of the Audit Committee is expected to be elected soon. Pursuant to the its statutes, the Audit Committee is charged with the task of ensuring regular communication with and supervision of the internal audit department. Specifically, the Audit Committee should discuss and evaluate the audit department's annual report, annual audit plan, quarterly action plans and should ensure that the internal audit department follows the ethics code for internal company auditors. It is also responsible for, among other things, regular communication and supervision of our external auditors and prepares for the Board of Directors and Supervisory Board an evaluation of our external auditors. The Audit Committee also discusses the correctness and completeness of our quarterly, half-year and annual reports. Under Czech law, the Board of Directors is required to make all decisions regarding our Company, unless the authority to make a decision is delegated by statute or by articles of association to the General Meeting or to the Supervisory Board. It is not possible that our Audit Committee take decisions on its own, without appropriate formal action being taken by the Board of Directors, General Meeting, or the Supervisory Board. For these reasons, our Supervisory Board is in fact formally making certain decisions generally required to be made by the Audit Committee. Audit Committee however prepares documents for the Supervisory Board and discusses relevant matters before they are being decided by the Supervisory Board.

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

EMPLOYEES

As of the end of 2002, 2003, and 2004 we had 7,677, 18,100, and 17,855 employees on a consolidated basis respectively, and as of the end of 2004 CEZ, a. s. had 6,629 employees on a standalone basis, approximately 48% of which are members of trade unions. The present collective bargaining agreement between the Company and the employees, legally represented by trade unions, expires on December 31, 2006.

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

We do not have a history of strikes or work stoppages and no material labor related claims are pending. We believe that relations with our employees are good. There have been no strikes or work stoppages since the foundation of the Company in 1992. Although we have experienced strike alerts in the past these did not result in actual strikes or work stoppages. Since the date of our foundation in 1992 we have reduced the number of employees by approximately 9,634 which represents a 59.2% reduction from our 1992 level. This reduction has brought the ratio of employees to installed MW closer to ratios found in other advanced European power companies. The reduction has also resulted in an increase in the average level of education of our employees. We have completed the process of an organizational audit which resulted at lowering the number of our employees, and we are weighing other options aimed at further lowering the number of our employees. Czech law entitles all employees dismissed by reason of redundancy or organizational changes to a severance payment in the amount of two months' pay.

SHARE OWNERSHIP

Our members of the Board of Directors hold 17,500 of our common shares. Our members of the Supervisory Boards hold, in aggregate, 330,425 of our common shares. None of the members of the Board of Directors or the Supervisory Board holds more than 1% of our outstanding common shares.

Share Options. Our shareholders approved stock option agreements originally in 2001 with each member of our Board of Directors and Supervisory Board as part of their compensation package. In 2003 and 2004 the conditions of stock option agreements were slightly modified. Pursuant to such agreements, the members have now the right to purchase, in aggregate, up to 7 million common shares of CEZ at a price equal to the six-month weighted average of our share price on the Prague Stock Exchange measured from the date the member is appointed to the position. The members of the Board of Directors and Supervisory Board received these options from us as part of their compensation package and without paying consideration for them. Each member may exercise its call option rights, in full or in part, at any time during the period specified in the relevant stock option agreement, such period being generally set to correspond with the term for which the member was elected or appointed to the respective board. Now, it is possible to call option right until 3 months after the end of member's position. The stock option agreements do not restrict a member's right to exercise call rights in the event that the member is recalled from office or resigns prior to the original term. Our members of the Board of Directors hold 1,750,000 call options for our common shares (they held call options for 1,350,000 common shares as of end of 2004). Our members of the Supervisory Board hold, in aggregate, options for 750,000 of our common shares (they held call options for 460,000 common shares as of end of 2004). None of the members of the Board of Directors or the Supervisory Board holds call options for more than 1% of our outstanding common shares.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As of December 31, 2004, our registered capital was equal to CZK 59,221,084,300 in denominations of nominal value CZK 100. All of these shares have been paid in full and are book-entry shares in bearer form. Our common stock is publicly traded on the two largest organized trading markets in the Czech Republic, the Burza cennych papiru Praha, a.s. (the "Prague Stock Exchange") and the RM System, a.s.

MAJOR SHAREHOLDERS

The following table sets forth shareholdings in our company according to the records of the Czech Securities Center by all owners of more than 5% of our voting shares and by all officers and directors of the Company as a group as of June 14, 2005:

                                                                     Percentage
                                                                      of Total
   Identity of                                        Shares           Shares
   Person or Group                                    Owned         Outstanding
   ---------------                                    ------        -----------

   National Property Fund                           400,407,897          67.610

   Members of the Board of Directors,
   members of the Supervisory Board, and
   other Executive Officers as a group
  (8 persons)                                           347,925           0.059

With the exception of the NPF, to our knowledge, no other individual shareholder owns more than 5% of our outstanding shares.

Voting rights of shareholders owning more than 5% of our shares do not differ from other shareholders.

36 persons with U.S. addresses directly hold a total of 13,113,606 of our common shares. It is difficult and impractical to determine what portion of our common shares is beneficially held in the United States and the number of such beneficial holders in the United States.

The Czech government has passed several resolutions calling for the sale of CEZ. The Czech government controls our majority shareholder, the NPF. While the government has expressed its intention through such resolutions and otherwise, there can be no assurance that the Czech government will, in fact, instruct the NPF to sell all or part of the NPF's shareholding in CEZ. For more information on the proposed privatization of CEZ, see "Risk Factors" on page 9.

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

RELATED PARTY TRANSACTIONS

We purchase products from related parties in the ordinary course of business. Severoceske doly, a.s., a company in which we hold an approximately 37% share, supplies approximately 59% of our brown coal consumption. In 2002, 2003 and 2004 coal purchases from Severoceske doly, a.s., amounted to approximately CZK 4,921 million, CZK 5,177 million, and CZK 5,054 million, respectively. The prices of fossil fuel supplies from Severoceske doly, a.s. do not differ significantly from market prices.

As of April 1, 2003, we own majority interests in five REAS and we owned minority interests in three REAS, all of whom are our primary customers. Since August 2004 we own no minority interests in REAS. We also control certain strategic decisions of the REAS where we hold majority interests.

During 2004, 2003 and 2002 we granted share options to the Board of Directors, certain members of the management and Supervisory Board members. At December 31, 2004, the aggregate number of share options granted to members of Board of Directors was 1,350,000 and the number of share options granted to Supervisory Board members was 460,000 (see Share Options on page 58).

ITEM 8.   FINANCIAL INFORMATION

See the selected consolidated financial data presented under "Item 3. Key Information" and financial statements presented under "Item 18. Financial Statements". We prepare the Consolidated Financial Statements in accordance with IFRS which differ in certain important respects from U.S. GAAP. Note 30 to the Consolidated Financial Statements provides a description of the principal differences between IFRS and U.S. GAAP and a reconciliation to U.S. GAAP of net earnings and total shareholders' equity for the periods and as of the dates therein indicated.

Dividends. Prior to our general meeting of shareholders on June 19, 2001, we have never paid dividends. Our general meeting of shareholders on June 19, 2001 approved a dividend distribution of CZK 2.0 per share to be paid to shareholders of record as of June 13, 2001 to be paid on August 1, 2001. Our general meeting of shareholders on June 11, 2002 approved a dividend distribution of CZK 2.5 per share to be paid to shareholders of record as of June 5, 2002 to be paid on August 1, 2002. Our general meeting of shareholders on June 17, 2003 approved a dividend distribution of CZK 4.50 per share to be paid to shareholders of record as of June 11, 2003 to be paid on or after August 1, 2003. Our general meeting of shareholders on June 17, 2004 approved a dividend distribution of CZK 8.00 per share to be paid to shareholders of record as of June 11, 2004 to be paid on or after August 1, 2004. Our general meeting of shareholders on June 20, 2005 approved a dividend distribution of CZK 9.00 per share to be paid to shareholders of record as of June 14, 2005 to be paid on or after August 1, 2005.

Export Sales

In 2004, we exported a total of 12,943 TWh (including trade outside the Czech Republic) which generated revenues of CZK 10.3 billion. In 2004, the revenues from electricity exports represented approximately 11.1% of total revenues from electricity sales.

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

Both of the above mentioned lawsuits filed with the Austrians Courts have been suspended till the time the European Court of Justice adopts a decision about preliminary question as regards jurisdiction of the Austrian Courts over the lawsuits. The matter was recently referred to the European Court of Justice by the Prime Court in Vienna.

On May 31, 2004, we were served with a request for arbitration before the ICC International Court of Arbitration by DALKIA FRANCE. In this request for arbitration DALKIA FRANCE alleges a breach of a joint venture contract by us and seeks liquidated damages in the amount of USD 25 million. The dispute was amicably settled between the parties by signing a settlement agreement in December 2004. As a result, we paid approximately one third of the claimed amount and DALKIA FRANCE withdrew its arbitration claims.

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

The Articles oFf Association authorize CEZ, a.s. to take all actions that serve the ends of its objects.

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

See also "Item 6. Directors, Senior Management and Employees" on page 53 for further information about the Supervisory Board and the Board of Directors.

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

Some of the significant provisions under Czech law and our Articles of Association relating to ordinary shares may be summarized as follows:

o Capital Increases. The share capital may be increased in consideration for contributions in cash or in property, or by establishing authorized capital or conditional capital. Authorized capital provides the Board of Directors with the flexibility to issue new shares for a period up to five years under certain conditions. Conditional capital allows the Board of Directors to issue new shares for a specific purpose. Capital increases require a decision of General meeting of shareholders approved by 2/3 of the votes present at the shareholders' meeting (3/4 of the votes in case of increase by in-kind contribution). Our Articles of Association do not contain conditions regarding changes in the share capital that are more stringent than the law requires.

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

Disclosure Of Share Holdings

Our Articles of Association do not require shareholders to disclose their share holdings. The Czech Commercial Code, however, requires holders of voting securities of a corporation whose shares are listed on a stock exchange to notify the corporation, Czech Securities Commission and Czech Securities Center of the number of shares they hold if that number reaches, exceeds or falls below specified thresholds. These thresholds are 5 %, 10%, 15%, 20%, 25%, 30%, 1/3, 40%, 45%, 50%, 55%, 60%, 2/3, 70%, 75%, 80%, 90% and 95% of the corporation's outstanding voting rights.

MATERIAL CONTRACTS

Purchase of three distribution companies in Western Bulgaria

On November 19, 2004, we entered into a share privatization sale agreement with the Republic of Bulgaria acting through the Privatization Agency of the Republic of Bulgaria. Pursuant to this agreement, we purchased from the Republic of Bulgaria 67% majority shares in three distribution companies in Western Bulgaria. In particular, we purchased:

     o 129,176 ordinary shares issued by Elektrorazpredelenie - Stolichno EAD, Sofia, representing 67% of all voting rights in this company, for the purchase price of EUR 188,793,000;

     o 143,983 ordinary shares issued by Elektrorazpredelenie - Sofia Oblast EAD, Sofia, representing 67% of all voting rights in this company, for the purchase price of EUR 35,689,000; and

     o 80,802 ordinary shares issued by Elektrorazpredelenie - Pleven EAD, Pleven representing 67% of all voting rights in this company, for the purchase price of EUR 57,018,000.

On the signing date, we paid a deposit in the amount of EUR 56,300,000. We paid the remainder of the aggregate purchase price at closing on January 18, 2005, following the satisfaction of various conditions precedent stipulated in the agreement, including approval of the transaction by the Bulgarian Commission on Protection of the Competition. As of January 18, 2005, we became owners of the above shares.

We have provided to the Republic of Bulgaria several post-closing covenants, including, amongst others, our obligation no to transfer, with limited exemptions, any of the acquired shares prior to December 31, 2008, and our obligation to maintain certain level of labor related expenses. We have also provided certain warranties and indemnification to the Republic of Bulgaria.

The Republic of Bulgaria provided to us certain post-closing covenants, including, amongst others, obligation not to transfer any of the unsold shares prior to December 31, 2008, and a right of first refusal with respect to such unsold shares. However, such right of first refusal will be only be effective if Bulgarian law is changed in the future in order to allow for a grant of the right of first refusal by the Republic of Bulgaria. The Republic of Bulgaria also provided certain warranties and indemnification to us.

No Other Material Contracts

Apart from the above transactions, in the years 2004 and 2003, we did not enter into any material contracts, other than contracts entered into in the ordinary course of business.

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

There is no Dutch registration tax, capital tax, stamp duty or any other similar tax or duty other than court fees, payable in The Netherlands by a holder of a
Note in respect of or in connection with the execution, delivery and enforcement by legal proceedings (including any foreign judgment in the courts of The Netherlands) of the Notes or the performance of the CEZ' obligations under the Notes.

There is no Dutch value added tax payable by a holder of a Note in respect of payments in consideration for the issue of the Notes or in respect of the payment of interest or principal under the Notes or the transfer of the Notes.

A holder of a Note will not become resident, or be deemed to be resident, in The Netherlands by reason only of the holding of a Note or the execution, performance, delivery and/or enforcement of the Notes.

The Council of the European Union has on June 3, 2003 adopted a directive regarding the taxation of savings income. Under this directive, subject to a number of conditions being met, Member States will, as at July 1, 2005, be required to provide to the competent authorities of another Member State information (including the identity of the recipient) regarding payments of interest or other similar income if the paying agent (as defined in the directive, this not necessarily the debtor of the debt-claim producing the interest) is resident in that Member State and the individual who is beneficial owner of the interest payment is resident in that other Member State, subject to the right of Belgium, Luxembourg and Austria to opt instead for a withholding system during a transitional period.

Czech Republic Taxation

Payments Under the Guarantee to Holders of the Notes. In general, Czech withholding tax would be levied at a flat rate of 15% on such payments by the Guarantor under the Guarantee to Holders of the Notes who are not resident in the Czech Republic that are referable to interest payable on the Notes or such payments that are referable to repayment of principle amount of the Notes to the extent such repayment exceeds the issue price of the Notes. No withholding tax is levied if the beneficial owner of the interest is resident in the United States, is eligible for the benefits of the applicable tax treaty between the Czech Republic and the United States, and does not have a permanent establishment or a fixed base in the Czech Republic. Similarly, withholding tax at a reduced rate or no withholding tax may be levied if the beneficial owner of the interest is resident of the state which has an applicable tax treaty with the Czech Republic, the payments qualify as interest under such treaty and all conditions for the application of such treaty are fulfilled.

Under the legislation implementing the Savings Directive of the European Union which enters into force on July 1, 2005, agents paying interest income or other similar income beneficially owned by an individual resident in another EU Member State will be required to provide to the Czech tax authorities certain information regarding the payments (including the identity of the beneficial owner of the income).

Payments by CEZ to CEZ Finance B.V. In general, Czech withholding tax would be levied at a flat rate of 15% on interest payments of CEZ to CEZ Finance B.V. to enable CEZ Finance B.V. make payments of interest in respect of the Notes (repayment of principle of the loan is not subject to withholding tax). Pursuant to the applicable tax treaty between the Czech Republic and the Netherlands, the withholding tax is not levied if CEZ Finance B.V. qualifies as the beneficial owner of the interest, is eligible for the benefits of the tax treaty between the Czech Republic and the Netherlands and does not have a permanent establishment in the Czech Republic.

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

Interest

Interest paid on a Note or under the CEZ guarantee thereof (including the amount of any Dutch or Czech withholding tax thereon and any Additional Amounts) will be includible in a U.S. Holder's gross income as ordinary interest income in accordance with the U.S. Holder's usual method of tax accounting. In addition, interest on the Notes or under the CEZ guarantee will be treated as foreign source income for U.S. federal income tax purposes. For U.S. foreign tax credit limitation purposes, interest on the Notes generally will constitute "passive income," or, in the case of certain U.S. Holders, "financial services income," while interest paid under the Guarantee would constitute "high withholding tax interest" payments if such interest is subject to withholding tax at a rate of 5% or more. U.S. holders should note, however, that recently enacted legislation eliminates the "financial services income" and "high withholding tax interest" categories for taxable years beginning after December 31, 2006. Under the recently enacted legislation, the foreign tax credit limitation categories would be limited to "passive category income" and "general category income".

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

U.S. Backup Withholding Tax and Information Reporting

United States backup withholding tax and information reporting requirements generally apply to certain payments of principal of, and interest on, an obligation and to proceeds of the sale or redemption of an obligation, to certain non-corporate holders of Notes that are United States persons. Information reporting generally will apply to payments of principal of, and interest on, an obligation and to proceeds of the sale or redemption of an obligation made within the United States, or by a United States payor or United States middleman, to a holder of an obligation (other than an "exempt recipient", including a corporation and certain other persons). The payor will be required to withhold backup withholding tax on payments made within the United States, or by a United States payor or United States middleman, on a Note to a holder of a Note that is a United States person, other than an exempt recipient, such as a corporation, if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding requirements. Payments within the United States, or by a United States payor or United States middleman, of principal and interest to a holder of a Note that is not a United States person will not be subject to backup withholding tax and information reporting requirements if an appropriate certification is provided by the holder to the payor and the payor does not have actual knowledge or a reason to know that the certificate is incorrect. The backup withholding tax rate is 28% for years through 2010.

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

Internal Revenue Service Circular 230 Disclosure

Pursuant to Internal Revenue Service Circular 230, we hereby inform you that the description and opinion set forth herein with respect to U.S. federal tax issues were not intended or written to be used, and such description and opinion cannot be used by any taxpayer for the purpose of avoiding any penalties that may be imposed on the taxpayer under the U.S. Internal Revenue Code. Such description and opinions were written to support the marketing of the Notes. This description is limited to the U.S. federal tax issues described herein. It is possible that additional issues may exist that could affect the U.S. federal tax treatment of an investment in the Notes, or the matter that is the subject of the opinion noted herein, and this description does not consider or provide any conclusions with respect to any such additional issues. Taxpayers should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

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

The break-down by currency of our underlying foreign exchange transaction exposure at December 31,2004 was as follows: USD 22%, EUR 47%, and CZK 31%.

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

Table 1 Transaction foreign exchange position Value at Risk

Value at Risk (VaR)                 2002         2003            2004
                                         (in million of CZK)
----------------------------------------------------------------------
At December 31                     1,612         1,467           1,483
Average for the year               1,538         1,322           1,385
Range for the year         1,316 - 1,788 1,023 - 1,524   1,123 - 1,573

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

The tables below provide information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations, the table presents principal cash flows in corresponding year and related weighted average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Fair values are calculated as at December 31, 2004. The information is presented in CZK, which is our reporting currency.

Table 2    Variable to variable derivatives

Outstanding notional amounts
-------------------------------------------------------------------------------------------------------------------------
  Derivatives                                       2005            2006            2007           2008       Fair Value
                                        (in million of CZK, except percentages)
-------------------------------------------------------------------------------------------------------------------------
Variable to Variable (USD 12M Libor / USD 6M Libor)
-------------------------------------------------------------------------------------------------------------------------
Notional Amounts                                     316             231             147             63              (8)
Average Pay Rate                              12M Libor*      12M Libor*      12M Libor*     12M Libor*
Average Receive Rate                            6M Libor        6M Libor        6M Libor       6M Libor

Variable to Variable (USD 12M Libor / USD 6M Libor)
-------------------------------------------------------------------------------------------------------------------------
Notional Amounts                                     559             559             559              -              (7)
Average Pay Rate                             12M Libor**     12M Libor**     12M Libor**              -
Average Receive Rate                            6M Libor        6M Libor        6M Libor              -
Variable to Variable (CZK Pribor / USD Libor)
-------------------------------------------------------------------------------------------------------------------------
Notional Amounts                                     430             315             201             86            (130)
                                               6M Pribor       6M Pribor       6M Pribor      6M Pribor
Average Pay Rate                                  +0.85%          +0.85%          +0.85%         +0.85%
                                                6M Libor        6M Libor        6M Libor       6M Libor
Average Receive Rate                               +0.3%           +0.3%           +0.3%          +0.3%

* If interest rate is in interval from 4.83% to 6.9%, we pay 4.83% ** If interest rate is in interval from 4.92% to 4.97%, we pay 4.92%

Table 3    Fixed to variable derivatives

Outstanding notional amounts
---------------------------------------------------------------------------------------------------------------------------
Derivatives                                           2005            2006            2007           2008       Fair Value
                                         (in million of CZK, except percentages)
---------------------------------------------------------------------------------------------------------------------------
Fixed to Variable (EUR Euribor)
---------------------------------------------------------------------------------------------------------------------------
Notional Amounts                                     1,523           1,523               -              -               13
Average Pay Rate                               6M Euribor*     6M Euribor*               -              -
Average Receive Rate                                 7.25%           7.25%               -              -
Fixed to Variable (CZK Pribor)
---------------------------------------------------------------------------------------------------------------------------
Notional Amounts                                     2,296           2,296           2,296              -            (388)
                                                                 6M Pribor       6M Pribor
Average Pay Rate                           6M Pribor 1.25%           1.25%           1.25%              -
Average Receive Rate                                7.125%          7.125%          7.125%              -
Fixed to Variable (CZK Pribor)
---------------------------------------------------------------------------------------------------------------------------
Notional Amounts                                     1,845           1,845                                           (247)
                                                 6M Pribor       6M Pribor
Average Pay Rate                                    -4.68%          -4.68%
Average Receive Rate                                    0%              0%
Fixed to Variable (CZK Pribor)
---------------------------------------------------------------------------------------------------------------------------
Notional Amounts                                     1,833           1,833                                           (281)
                                          6M Pribor              6M Pribor
Average Pay Rate                                    +2.84%          +2.84%
Average Receive Rate                                 7.25%           7.25%
Fixed to Variable (CZK Pribor)
---------------------------------------------------------------------------------------------------------------------------
Notional Amounts                                925             925                              -            (154)
                                          6M Pribor       6M Pribor
Average Pay Rate                             +2.62%          +2.62%
Average Receive Rate                          7.25%           7.25%

* If interest rate is lower than 7.25%, we pay 6.665%.

Table 4    Variable to fixed derivatives

Outstanding notional amounts
----------------------------------------------------------------------------------------------------------------------------
Derivatives                                         2005            2006           2007              2008        Fair Value

                     (in million of CZK, except percentages)
----------------------------------------------------------------------------------------------------------------------------
Variable to Fixed (USD Libor)
----------------------------------------------------------------------------------------------------------------------------
Notional Amounts                                   1,268             705            141                               (662)
Average Pay Rate                                   3.07%           3.07%          3.07%
                                                6M Libor        6M Libor       6M Libor
Average Receive Rate                               +0.3%           +0.3%          +0.3%
Variable to Fixed (EUR Libor)
----------------------------------------------------------------------------------------------------------------------------
Notional Amounts                                   2,000           1,764          1,646                                (11)
Average Pay Rate                                  3.245%          3.245%         3.245%
                                             6M Pribor -     6M Pribor -    6M Pribor -
Average Receive Rate                               -0.05%         -0.05%          0.05%
Variable to Fixed (EUR Libor)
----------------------------------------------------------------------------------------------------------------------------
Notional Amounts                                     524             384            245                                   2
Average Pay Rate                               6M Libor*       6M Libor*      6M Libor*
Average Receive Rate                            6M Libor        6M Libor       6M Libor

* If interest rate is lower than 3.75%, we pay 2%.

Remaining derivatives with their fair value of minus 2,032 million CZK as at December 31, 2004 represent fix to fix currency swaps, which are not subject to significant interest rate risk.

Table 5    Debt obligations denominated in USD
Expected Maturity Date
-----------------------------------------------------------------------------------------------------------------------------------

Obligations                              2005       2006        2007       2008       2009    Thereafter      Total           Fair
                                                                                                                             Value
                                                              (in million of CZK, except percentages)
-----------------------------------------------------------------------------------------------------------------------------------

Fixed rate debt denominated in USD
-----------------------------------------------------------------------------------------------------------------------------------
Yankee bonds due 2007 at 7.125%             -          -        3,962          -          -         -         3,962          4,283
Long-term debt                             95         95           95         95         95        377          852            975
Weighted average interest rate,
related to long-tem debt                 7.1%       7.1%         7.1%       7.1%       7.1%       7.1%

Variable rate debt denominated in USD
-----------------------------------------------------------------------------------------------------------------------------------

Long-term debt                          1,134      1,134        1,655        322          -          -        4,245          4,306
                                        Libor       Libor       Libor      Libor
Weighted average interest rate         +0.39%     +0.39%        +0.43%    +0.38%


Table 6     Debt obligations denominated in EUR

Expected Maturity Date
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                             Fair
Obligations                              2005       2006        2007        2008       2009    Thereafter     Total         Value
                                                  (in million of CZK, except percentages)
-----------------------------------------------------------------------------------------------------------------------------------

Fixed rate debt denominated in EUR
-----------------------------------------------------------------------------------------------------------------------------------

Euro bonds due 2011 at 4.625%               -          -     12,101          -          -             -     12,101         12,687

Euro bonds due 2006 at 7.25%                -          -      6,233          -          -             -      6,233          6,559
Long-term debt                            193        156        105        105        105           420      1,084          1,200
Weighted average interest rate,
related to long-tem debt                 5,9%       5.6%       5.6%       5.6%       5.6%          5.6%

Variable rate debt denominated in EUR
-----------------------------------------------------------------------------------------------------------------------------------

Long-term debt                            127         78         37          0          0             0        242            243
                                      Euribor    Euribor    Euribor
Weighted average interest rate         +0.21%     +0.16%     +0.16%                                   -


Table 7    Debt obligations denominated in CZK

Expected Maturity Date
-----------------------------------------------------------------------------------------------------------------------------------

  Obligations                              2005       2006        2007       2008       2009    Thereafter     Total    Fair Value
                                                  (in million of CZK, except percentages)
-----------------------------------------------------------------------------------------------------------------------------------

Fixed rate debt denominated in CZK
-----------------------------------------------------------------------------------------------------------------------------------

6th issue of zerocoupon bonds due
2009                                        -          -          -          -      3,299                    3,299          3,843
7th issue due 2014 at 9,22%,
since 2006 variable rate CPI +
4,2%                                        -          -          -          -          -         2,494      2,494          2,625
9th issue due 2008 at 3,35%                                                         2,990                    2,990          2,984
6M Pribor +0.4%, due 2005               1,000          -          -          -          -             -      1,000          1,000
6M Pribor +1.3%, due 2005                 500          -          -          -          -             -        500            500
Long-term debt                            147         55         43                                   -        245            260
Weighted average interest rate,
related to long-tem debt                 5.3%       8.1%       10.2%
Short-term debt                           240          -          -          -          -             -        240            240
Weighted average interest rate,
related to long-term debt                3.2%

Variable rate debt denominated in CZK
-----------------------------------------------------------------------------------------------------------------------------------


Long-term debt                            265        265        265        265        265         1,057      2,382         2,383
                                       Pribor     Pribor     Pribor     Pribor     Pribor        Pribor
Weighted average interest rate         -0.06%     -0.06%     -0.06%     -0.06%     -0.06%        -0.06%


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

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young served as our independent public accountant for each of the fiscal years in the two-year period ended December 31, 2004, for which audited financial statements appear in this annual report. The auditor is selected based on a public tender and approved by our Supervisory Board and Audit Committee. We have selected Ernst & Young as our auditor also for 2005.

The following table presents the aggregate fees for professional services and other services rendered by Ernst & Young to us in 2004 and 2003.

                                                 2003           2004
                                                 ----           ----
                                                    (CZK millions)
Audit Fees(1)                                    17.2            30.7
Audit-related Fees(2)                            31.1            15.8
Tax Fees(3)                                       1.4             1.7
All other Fees(4)                                 0.5             0.0
                                             ----------      ----------
Total                                            50.2            48.2
                                             ==========      ==========

(1) Audit Fees consist of fees billed for the annual audit of the company's consolidated financial statements and the financial statements of the company's subsidiaries. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision of comfort letters and consents, attestation services relating to internal controls and the review of documents filed with the Securities and Exchange Commission.
(2) Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company's financial statements or that are traditionally performed by the external auditor, and include post acquisition due diligence of REAS, audit of subsidiary CEPS, a. s. in connection with its sale, general accounting advice in the area of derivates hedging and consolidation and internal control reviews.
(3) Tax Fees include fees billed for tax consultations, such as assistance in connection with tax audits and appeals and advice on various corporate income tax issues.
(4) All other fees include fees billed for training related to European union accession and comparative study of European utilities.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our Audit Committee is responsible mainly for the oversight of internal audit department and communication with independent registered accounting firm. Under Czech law, the Board of Directors is required to make all decisions regarding our Company, unless the authority to make a decision is delegated by statute or by articles of association to the General Meeting or to the Supervisory Board. It is not possible that our Audit Committee take decisions on its own, without appropriate formal action being taken by the Board of Directors, General Meeting, or the Supervisory Board. For these reasons, our Supervisory Board is in fact formally making certain decisions generally required to be made by the Audit Committee. The Supervisory Board is a board of non-executive directors and, among other decisions, it approves the selection of independent registered accounting firm, their fees and pre-approves audit and non-audit services. Our Audit Committee is also involved in these processes but only through its consideration and discussion of the matters to be formally approved by our Supervisory Board.

During 2004 our Audit Committee discussed, and our Supervisory Board formally pre-approved our independent auditor's services on a case-by-case basis for specific projects, such as due diligence engagements, or a general pre-approval was granted in areas such as tax services. All services, which were performed during 2004 by our independent registered accounting firm and fall under the pre-approval requirement, were discussed by our Audit Committee and were formally pre-approved by our Supervisory Board. Neither our Audit Committee nor our Supervisory Board delegated any of their pre-approval authorities to any other committee or person.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

                                    PART III


ITEM 17. FINANCIAL STATEMENTS

The Company has elected to provide financial statements for the fiscal year ended December 31, 2004 and the related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 20-F:

Report of independent registered accounting firm.........................................  F-1
Consolidated balance sheets as of December 31, 2004 and 2003.............................  F-2
Consolidated statements of income for the years ended December 31, 2004, 2003, and 2002..  F-4
Consolidated statements of shareholders' equity for the years ended December 31, 2004,
   2003, and 2002........................................................................  F-5
Consolidated statements of cash flows for the years ended December 31, 2004, 2003, and
   2002..................................................................................  F-6
Notes to consolidated financial statements as of December 31, 2004.......................  F-8

ITEM 19.  EXHIBITS

1.*       Articles of Association (Stanovy) of CEZ, a. s.

4.1*      Collective Bargaining Agreement, dated January 29, 2004

4.2 Share Privatization Sale Agreement between the Republic of Bulgaria and CEZ, a. s., dated November 19, 2004

8.        List of Subsidiaries

12.1 Certification of Martin Roman, our Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2 Certification of Petr Voboril, our Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.** Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* This exhibit is incorporated by reference to the Exhibits filed with our Annual Report on Form 20-F dated June 30, 2004.
** This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Board of Directors and the Supervisory Board of CEZ, a. s.:

We have audited the accompanying consolidated balance sheets of the CEZ, a. s., and subsidiaries ("the Company") as of December 31, 2004 and 2003 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CEZ, a. s., and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with International Financial Reporting Standards, which differ in certain respects from accounting principles generally accepted in the United States of America (see note 30 to the consolidated financial statements).

As discussed in Note 2.4(a) to the consolidated financial statements, in 2004 the Company changed its method of accounting for changes in existing decommissioning and restoration liabilities.


Ernst & Young


July 12, 2005
Prague, Czech Republic

CEZ, A. S., AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2004 and 2003

in CZK Millions

                                                                                   2004          2003 *)
                                                                                -----------    -----------
Assets

Property, plant and equipment:

    Plant in service                                                               374,731       366,594
    Less accumulated provision for depreciation                                    165,878       149,776
                                                                                -----------    -----------
       Net plant in service (Note 3)                                               208,853       216,818
    Nuclear fuel, at amortized cost                                                  7,956         9,574
    Construction work in progress                                                   10,626        10,204
                                                                                -----------    -----------
       Total property, plant and equipment                                         227,435       236,596

Other non-current assets:

    Investment in associates                                                         7,474        10,999
    Investments and other financial assets, net (Note 4)                            19,690         8,642
    Intangible assets, net (Note 5)                                                  3,294         1,997
    Deferred tax assets (Note 21)                                                      189           288
                                                                                -----------    -----------
       Total other non-current assets                                               30,647        21,926
                                                                                -----------    -----------
           Total non-current assets                                                258,082       258,522

Current assets:

    Cash and cash equivalents (Note 8)                                               7,545         4,014
    Receivables, net (Note 9)                                                        8,904         7,064
    Income tax receivable                                                               26           103
    Materials and supplies, net                                                      3,184         3,242
    Fossil fuel stocks                                                                 739           979
    Other current assets (Note 10)                                                   2,335         4,299
                                                                                -----------    -----------
       Total current assets                                                         22,733        19,701
                                                                                -----------    -----------
Total assets                                                                       280,815       278,223
                                                                                ===========    ===========

*) Comparative information has been restated (see Note 2.4(a)).

The accompanying notes are an integral part of these consolidated financial statements.

CEZ, A. S., AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2004 and 2003

continued
                                                                                   2004          2003 *)
                                                                                -----------    -----------
Shareholders' equity and liabilities

Shareholders' equity:

    Stated capital                                                                  59,218        59,152
    Retained earnings and other reserves                                           104,471        93,472
                                                                                -----------    -----------
       Total shareholders' equity (Note 11)                                        163,689       152,624

Minority interest                                                                    5,282         7,893

Long-term liabilities:

    Long-term debt, net of current portion (Note 12)                                38,190        30,965
    Accumulated provision for nuclear decommissioning
       and fuel storage (Note 14)                                                   29,441        28,164
    Other long-term liabilities                                                      5,192         5,206
                                                                                -----------    -----------
       Total long-term liabilities                                                  72,823        64,335

Deferred tax liability (Note 21)                                                    16,008        15,863

Current liabilities:

    Short-term loans (Note 15)                                                         240         2,320
    Current portion of long-term debt (Note 12)                                      3,439         5,691
    Trade and other payables (Note 17)                                              12,409        20,579
    Income taxes payable                                                             1,021         3,203
    Accrued liabilities (Note 18)                                                    5,904         5,715
                                                                                -----------    -----------
       Total current liabilities                                                    23,013        37,508
                                                                                -----------    -----------
Total shareholders' equity and liabilities                                         280,815       278,223
                                                                                ===========    ===========
*) Comparative information has been restated (see Note 2.4(a)).



The accompanying notes are an integral part of these consolidated financial statements.

CEZ, A. S., AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

in CZK Millions

                                                                       2004        2003 *)       2002 *)
                                                                   -----------  ------------  ------------
Revenues:

    Sales of electricity (Note 19)                                      92,748        79,548      52,938
    Heat sales and other revenues                                        7,417         5,268       2,640
                                                                   -----------  ------------  ------------
       Total revenues                                                  100,165        84,816      55,578

Operating expenses:

    Fuel                                                                14,370        14,307      12,894
    Purchased power and related services                                26,511        21,100       7,328
    Repairs and maintenance                                              4,420         4,226       3,847
    Depreciation and amortization                                       18,384        16,961      11,721
    Salaries and wages                                                   9,644         7,994       3,854
    Materials and supplies                                               3,769         3,670       1,838
    Other operating expenses (Note 20)                                   3,912         3,554       2,873
                                                                   -----------  ------------  ------------
       Total expenses                                                   81,010        71,812      44,355
                                                                   -----------  ------------  ------------
Income before other expenses (income) and income taxes                  19,155        13,004      11,223

Other expenses (income):

    Interest on debt, net of capitalized interest (Note 2.9)             1,864         1,714         582
    Interest on nuclear provisions (Note 2.23 and 14)                    1,965         1,680       1,532
    Interest income                                                       (329)         (319)       (149)
    Foreign exchange rate losses (gains), net                           (1,766)       (1,915)     (3,340)
    Other expenses (income), net (Note 22)                                 227         2,170       1,299
    Income from associates (Note 2.3)                                     (734)       (1,063)       (497)
                                                                   -----------  ------------  ------------
       Total other expenses (income)                                     1,227         2,267        (573)
                                                                   -----------  ------------  ------------
Income before income taxes                                              17,928        10,737      11,796

Income taxes (Note 21)                                                   3,845         1,349       3,375
                                                                   -----------  ------------  ------------
Income after income taxes                                               14,083         9,388       8,421

Minority interest                                                        1,024           519           -
                                                                   -----------  ------------  ------------
Net income                                                              13,059         8,869       8,421
                                                                   ===========  ============  ============


Net income per share (CZK per share) (Note 26)
    Basic                                                                 22.1          15.0        14.3
    Diluted                                                               22.1          15.0        14.2


Average number of shares outstanding (000s) (Notes 11 and 26)
    Basic                                                              592,075       590,772     590,363
    Diluted                                                            592,211       592,211     592,150

*) Comparative information has been restated (see Note 2.4(a)).


The accompanying notes are an integral part of these consolidated financial statements.

CEZ, A. S., AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

in CZK Millions
                                                      Number of                               Fair value
                                                     Shares (in      Stated     Translation    and Other     Retained      Total
                                                     thousand)       Capital    Difference     Reserves      Earnings      Equity
                                                   ------------  ------------  ------------  -----------   -----------    ---------
December 31, 2001                                      590,138       59,050             -            -        77,676       136,726

   Additional paid-in capital                              123           12             -            -             -            12
   Net income                                                -            -             -            -         8,421         8,421
   Acquisition of treasury shares                       (1,950)        (181)            -            -             -          (181)
   Sale of treasury shares                               1,965          160             -            -            17           177
   Dividends declared                                        -            -             -            -        (1,480)       (1,480)
                                                    -----------  ------------  ------------  -----------   -----------    ---------
December 31, 2002 as previously reported               590,276       59,041             -            -        84,634       143,675

   Change in accounting policy - effect of change
    in group structure (Note 2.4(b))                         -            -             -            -           609           609
                                                    -----------  ------------  ------------  -----------   -----------    ---------
January 1, 2003, as restated                           590,276       59,041             -            -        85,243       144,284

   Net income                                                -            -             -            -         8,869         8,869
   Change in fair value of available-for-sale
    financial assets recognized in equity                    -            -             -         (101)            -          (101)
   Gain on sale of subsidiary CEPS, net of tax
    (Note 25)                                                -            -             -            -         7,162         7,162
   Effect of acquisition of REAS on equity (Note 6)          -            -             -            -        (5,023)       (5,023)
   Sale of treasury shares                               1,190          111             -            -            (5)          106
   Dividends declared                                        -            -             -            -        (2,657)       (2,657)
   Returned dividends on treasury shares                     -            -             -            -             4             4
   Share options                                             -            -             -           21             -            21
   Share on equity movements of associates                   -            -             -            -           (25)          (25)
   Other movements                                           -            -             1           (1)          (16)          (16)
                                                    -----------  ------------  ------------  -----------   -----------    ---------
December 31, 2003                                      591,466       59,152             1          (81)       93,552       152,624

   Net income                                                -            -             -            -        13,059        13,059
   Change in fair value of available-for-sale
    financial assets recognized in equity                    -            -             -           55             -            55
   Change in fair value of cash flow hedges
    recognized in equity                                     -            -             -         (690)            -          (690)
   Cash flow hedges removed from equity                      -            -             -          621             -           621
   Gain on sale of subsidiary CEPS, net of tax
    (Note 25)                                                -            -             -            -         2,436         2,436
   Effect of acquisition of SKODA PRAHA on equity
    (Note 6)                                                 -            -             -            -           331           331
   Acquisition of treasury shares                       (2,355)        (488)            -            -             -          (488)
   Sale of treasury shares                               3,090          554             -            -          (223)          331
   Dividends declared                                        -            -             -            -        (4,738)       (4,738)
   Share options                                             -            -             -          130             -           130
   Share on equity movements of associates                   -            -             -            -            34            34
   Other movements                                           -            -            (3)           -           (13)          (16)
                                                    -----------  ------------  ------------  -----------   -----------    ---------
December 31, 2004                                      592,201       59,218            (2)          35       104,438       163,689
                                                    ===========  ============  ============  ===========   ===========    =========

The accompanying notes are an integral part of these consolidated financial statements.

CEZ, A. S., AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

in CZK Millions
                                                                                      2004         2003 *)      2002 *)
                                                                                   ---------     ---------    ----------
Operating activities:

    Income before income taxes                                                       17,928        10,737       11,796

    Adjustments to reconcile income before income taxes to net cash provided by operating activities:
             Depreciation, amortization and asset write-offs                         18,522        16,969       11,735
             Amortization of nuclear fuel                                             3,391         3,484        2,071
             (Gain) loss on fixed asset retirements, net                             (1,137)         (384)        (363)
             Foreign exchange rate loss (gain), net                                  (1,766)       (1,915)      (3,340)
             Interest expense, interest income and dividend income, net               1,308         1,054          356
             Provision for nuclear decommissioning and fuel storage                     538           228          641
             Provisions for doubtful accounts, environmental claims and other
                adjustments                                                          (1,251)        1,602          (53)
             Income from associates                                                    (734)       (1,063)        (497)

             Changes in assets and liabilities:
                Receivables                                                           2,387         1,137         (282)
                Materials and supplies                                                  285          (152)          44
                Fossil fuel stocks                                                      240          (343)          39
                Other current assets                                                    715         1,903          334
                Trade and other payables                                             (1,836)        2,142          353
                Accrued liabilities                                                     521         1,103         (363)
                                                                                   ---------     ---------    ----------
                    Cash generated from operations                                   39,111        36,502       22,471

       Income taxes paid                                                             (6,425)          (44)      (3,395)
       Interest paid, net of capitalized interest                                    (1,478)       (1,601)        (434)
       Interest received                                                                327           316          149
       Dividends received                                                             1,322           587          210
                                                                                   ---------     ---------    ----------
             Net cash provided by operating activities                               32,857        35,760       19,001
                                                                                   ---------     ---------    ----------
Investing activities:

       Acquisition of subsidiaries, net of cash acquired (Note 6)                   (18,166)      (28,374)           -
       Proceeds from disposal of a subsidiary, net of cash disposed of                    -        12,208            -
       Additions to property, plant and equipment and other non-current
          assets, including capitalized interest (Note 2.9)                         (14,501)      (23,942)     (10,419)
       Proceeds from sales of fixed assets                                            4,760         9,585        1,078
       Change in decommissioning and other restricted funds                            (443)         (407)        (594)
                                                                                   ---------     ---------    ----------
             Total cash used in investing activities                                (28,350)      (30,930)      (9,935)
                                                                                   ---------     ---------    ----------
*) Comparative information has been restated (see Note 2.4(a)).

The accompanying notes are an integral part of these consolidated financial statements.

CEZ, A. S., AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

continued
                                                                                      2004         2003 *)      2002 *)
                                                                                   ---------     ---------    ----------
Financing activities:

       Proceeds from borrowings                                                      15,004        31,284        8,446
       Payments of borrowings                                                       (10,419)      (33,736)     (13,864)
       Proceeds from other long-term liabilities                                         96           131            -
       Payments of other long-term liabilities                                         (373)          (66)           -
       Dividends paid to Company's shareholders                                      (4,724)       (2,640)      (1,480)
       Dividends paid to minority interests                                            (117)         (227)           -
       Acquisition / sale of treasury shares                                           (156)          106           (4)
                                                                                   ---------     ---------    ----------
             Total cash used in financing activities                                   (689)       (5,148)      (6,902)
                                                                                   ---------     ---------    ----------
Net effect of currency translation in cash                                             (287)          (59)        (219)
                                                                                   ---------     ---------    ----------
Net increase (decrease) in cash and cash equivalents                                  3,531          (377)       1,945

Cash and cash equivalents at beginning of period                                      4,014         4,225        2,280

    Effect of change in group structure on opening balance of cash and cash
       equivalents                                                                        -           166            -
                                                                                   ---------     ---------    ----------
Cash and cash equivalents at beginning of period, as restated                         4,014         4,391        2,280
                                                                                   ---------     ---------    ----------
Cash and cash equivalents at end of period                                            7,545         4,014        4,225
                                                                                   =========      ========    ==========

Supplementary cash flow information

Total cash paid for interest                                                          2,029         2,538        2,562
                                                                                   =========      ========    ==========


*) Comparative information has been restated (see Note 2.4(a)).

The accompanying notes are an integral part of these consolidated financial statements.

CEZ, A. S., AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004


1.   The Company

CEZ, a. s. ("CEZ" or "the Company") is a Czech Republic joint-stock company, owned 67.6% at December 31, 2004 by the Czech Republic National Property Fund. The remaining shares of the Company are publicly held. The address of the Company's registered office is Duhova 2/1444, Praha 4, 140 53, Czech Republic. The average number of employees of the Company and its consolidated subsidiaries was 16,702, 16,093 and 7,806 for the year 2004, 2003 and 2002, respectively.

CEZ is an electricity generation company, which produced approximately 73% of the electricity and a portion of the district heating in the Czech Republic in 2004. The Company sells majority of its electricity production to eight distribution companies ("REAS") in the Czech Republic which distribute the electricity to end customers (see Note 19). The Company operates ten fossil fuel plants, thirteen hydroelectric plants and two nuclear plants.

The company is a parent company of the CEZ Group ("the Group"), which is primarily engaged in the business of production, distribution and sale of electricity (see Notes 2.3 and 7).

In December 2004 Czech Parliament revised The Act on Conditions of Business Activity and State Administration in the Energy Industries and on State Power Inspection (the "Energy Law"). The Energy Law provides the conditions for business activities, performance of public administration and regulation in the energy sectors, including electricity, gas and heat, as well as the rights of and obligations of individuals and legal entities related thereto. The business activities in the energy sectors in the Czech Republic may only be pursued by individuals or legal entities upon the basis of government authorization in the form of licenses granted by the Energy Regulatory Office.

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

On March 11, 2002 the Government decided to sell its shares in the eight REAS, which are held by the National Property Fund and Czech Consolidation Agency, to CEZ and to purchase from CEZ a 66% share in its transmission subsidiary CEPS. The transaction was carried out on April 1, 2003 (see Notes 2.3, 6 and 25).

Through this transaction CEZ has acquired a majority share in five REAS, and a minority share in three REAS. However, the Economic Competition Protection Authority has ruled that CEZ had to sell its shares in one of the REAS in which it acquired a majority share and in three of the REAS in which it acquired a minority share. The Economic Competition Protection Authority has also decided that CEZ should sell its remaining equity share in CEPS. Following the decisions of the Economic Competition Protection Authority, CEZ has sold in September 2003 its shares in two of the three REAS (Jihoceska energetika, a.s., a Jihomoravska energetika, a.s.), where CEZ previously acquired minority shares. The shares in Prazska energetika, a.s., and CEPS, a.s., have been sold during 2004. In March 2005 the Economic Competition Protection Authority canceled its previous decision, which required CEZ to sell its majority share in one of the acquired
REAS. This new decision is conditioned by an obligation of CEZ to allow access to its electricity production capacity of total 400 MW for independent subjects in the period 2006 and 2007. The price for the offered production capacity will be result of an auction.


2.   Summary of Significant Accounting Policies

2.1. Basis of Accounting

The Company is required to maintain its books and records in accordance with accounting principles and practices mandated by the Czech Law on Accounting. The accompanying consolidated financial statements reflect certain adjustments and reclassifications not recorded in the accounting records of the Company in order to conform the Czech statutory balances to financial statements prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board. The adjustments are summarized in Note 29.


2.2. Financial Statements

The accompanying consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards (IFRS). They are prepared under the historical cost convention, except when IFRS requires other measurement basis as disclosed in the accounting policies below.


2.3. Group Accounting

a. Group Structure

The financial statements include the accounts of CEZ, a. s., its subsidiaries and associates, which are shown in the Note 7. Other investments are excluded from the consolidation because the impact on the consolidated financial statements would not be material. These investments are included in the balance sheet under investments and other non-current assets and are stated at cost net of provision for diminution in value (see Note 4).


b. Subsidiaries

Subsidiaries, which are those entities in which the Group has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies, are consolidated.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries from unrelated parties. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. In case of subsequent acquisition of a minority interest in subsidiary, which has been already controlled by the Group, the goodwill is measured as the difference between the cost of the additionally acquired shares and the book value of the minority interest acquired.

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

c. Associates

Investments in associates are accounted for by the equity method of accounting. Under this method the company's share of the post-acquisition profits or losses of associates is recognized in the income statement and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control. Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the company's interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill (net of accumulated impairment losses) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the associates.


2.4. Change in Accounting Principle

a. Adoption of IFRIC 1

In 2004 the Company adopted IFRIC Interpretation 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities ("IFRIC 1"). Following the interpretation, changes in the measurement of an existing decommissioning, restoration and similar liability that result from changes in the estimated timing or amount of the outflow of resources embodying economic benefits required to settle the obligation, or a change in the discount rate are added to, or deducted from, the cost of the related asset in the current period (see Notes 2.23 and 14).

Prior to application of IFRIC 1 in 2004 the Group followed a different accounting policy, under which the changes in a decommissioning liability that resulted from a change in the current best estimate of cash flows required to settle the obligation or a change in the discount rate were added to (or deducted from) the amount recognized as the related asset to the extent the change related to future periods. To the extent the change related to the current or prior periods, it was reported as income or expense for the current period.

IFRIC 1 has been applied retrospectively and comparative information has been restated. The effect of the retrospective adoption of IFRIC 1 was to increase consolidated net income for the year 2003 by CZK 2,937 million with the corresponding increase in capitalized costs of nuclear provisions and the deferred tax liability. The adoption of IFRIC 1 had no effect on the presentation of the Group's results of operations or cash plans for the year 2002.


b. Change in group structure

In 2003 the Company included in the consolidated group certain companies, which previously have not been consolidated, because the impact on the consolidated financial statements was not significant. In previous periods the investments in these companies was included in other financial assets as available for sale financial investments. The impact of consolidation of the previously unconsolidated subsidiaries and associates was recorded in 2003 directly in equity by adjusting the opening balance of retained earnings (see Note 7). Comparative information for 2002 was not restated, because it was insignificant.

c. Comparatives

Certain prior year financial statement items have been reclassified to conform to the current year presentation.


d. New IFRS standards

The IASB published several revised International Accounting Standards, issued several new International Financial Reporting Standards and gave notice of the withdrawal of one International Accounting Standard. Most of these revised and new standards will apply to accounting periods commencing on or after January 1, 2005. The new pronouncements are the following:

o    IAS 1, "Presentation of Financial Statements",
o    IAS 2, "Inventories",
o    IAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors",
o    IAS 10, "Events after the Balance Sheet Date",
o    IAS 16, "Property, Plant and Equipment",
o    IAS 17, "Leases",
o    IAS 19, "Employee Benefits",
o    IAS 21, "The Effects of Changes in Foreign Exchange Rates",
o    IAS 24, "Related Party Disclosures",
o IAS 27, "Consolidated Financial Statements and Accounting for Investments in Subsidiaries",
o    IAS 28, "Investments in Associates",
o    IAS 31, "Interests in Joint Ventures",
o    IAS 32, "Financial Instruments: Disclosure and Presentation (revised
     2003)",
o    IAS 33, "Earnings per Share",
o    IAS 39, "Financial Instruments: Recognition and Measurement",
o    IAS 40, "Investment Property",
o    IFRS 2, "Share-based Payment",
o    IFRS 3, "Business Combinations",
o    IFRS 4, "Insurance Contracts".


The withdrawn standard was IAS No. 15, "Information Reflecting the Effects of Changing Prices."

The revised standards also superseded SIC 1 "Consistency - Different Cost Formulas for Inventories," SIC 2 "Consistency - Capitalization of Borrowing Costs," SIC 3 "Elimination of Unrealised Profits and Losses on Transactions with Associates," SIC 5 "Classification of Financial Instruments - Contingent Settlement Provisions," SIC 6 "Costs of Modifying Existing Software," SIC 11 "Foreign Exchange - Capitalisation of Losses Resulting from Severe Currency Devaluations," SIC 14 "Property, Plant and Equipment - Compensation for the Impairment or Loss of Items," SIC 16 "Share Capital - Reacquired Own Equity Instruments (Treasury Shares)," SIC 17 "Equity - Costs of an Equity Transaction," SIC 18 "Consistency - Alternative Methods," SIC 19 "Reporting Currency--Measurement and Presentation of Financial Statements under IAS 21 and IAS 29," SIC 20 "Equity Accounting Method - Recognition of Losses," SIC 23 "Property, Plant and Equipment - Major Inspection or Overhaul Costs," SIC 24 "Earnings Per Share - Financial Instruments that May Be Settled in Shares," SIC 30 "Reporting Currency - Translation from Measurement Currency to Presentation Currency," and SIC 33 "Consolidation and Equity Method - Potential Voting Rights and Allocation of Ownership Interest".

IAS 16, as revised, would require annual revision of residual value, useful life and depreciation method applied to an asset. The Group will reconsider useful life of property, plant and equipment when applying the revised standard. The Group is currently in process of assessing the potential impact this standard may have on useful lives adopted by the Group, and accordingly, the Group's results of operations. Any changes in residual value, useful life and depreciation method applied to an asset will be accounted for as a change in accounting estimate in accordance with IAS 8.

On December 16, 2004, an amendment to IAS 19 "Employee Benefits" was issued. Previously, IAS 19 required actuarial gains and losses to be recognized in profit or loss, either in the period in which they occur or spread over the service lives of the employees. Under the amendment, entities that at present spread the gains and losses are not required to change their approach, but are now free to choose to do so and recognize actuarial gains and losses in full in the period in which they occur, outside profit or loss. The amendment also (a) specifies how group entities should account for defined benefit group plans in their separate or individual financial statements and (b) requires additional disclosures. The amended standard will be effective for annual periods beginning on or after January 1, 2006. The Group is currently evaluating the impact of this amendment on its results of operations, financial position and cash flows and is in process of developing an implementation strategy.

On November 11, 2004, an amendment to SIC-12 "Consolidation - Special Purpose Entities" was published. The amendment removes the scope exclusion in SIC-12 for equity compensation plans. The amendment also amends the scope exclusion in SIC-12 for post-employment benefit plans to include other long-term employee benefit plans, to ensure consistency with the requirements of IAS 19. The amendment is effective for annual periods beginning on or after January 1, 2005. The Group is currently evaluating the impact of new standard on its results of operations, financial position and cash flows and is in process of developing an implementation strategy.

On November 25, 2004, IFRIC 2 "Members' Shares in Co-operative Entities and Similar Instruments" was released, giving guidance on the classification of members' shares in co-operative entities either as financial liabilities or as equity. On December 2, 2004, IFRIC 3 "Emission Rights" and IFRIC 4 "Determining whether an Arrangement contains a Lease" were released. IFRIC 3 specifies the accounting for companies participating in government schemes aimed at reducing greenhouse gas emissions. IFRIC 4 gives guidance on determining whether arrangements that do not take the legal form of a lease should, nonetheless, be accounted for in accordance with IAS 17 "Leases." On December 16, 2004, IFRIC 5 "Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds" was issued. IFRIC 5 explains how to treat expected reimbursements from funds set up to meet the costs of decommissioning plant or equipment or in undertaking environmental restoration or rehabilitation. IFRIC 2, IFRIC 3 and IFRICs 4 and 5 are effective for annual periods beginning on or after January 1, 2005, March 1, 2005 and January 1, 2006, respectively, with earlier adoption encouraged. The Group is currently evaluating the impact of these new interpretations on its results of operations, financial position and cash flows and is in process of developing an implementation strategy.

On December 17, 2003, the IASB released its revised standard, IAS No. 32, "Financial Instruments: Disclosure and Presentation (revised 2003)". This standard replaces IAS No. 32, "Financial Instruments: Disclosure and Presentation (revised 2000)", and should be applied for annual periods beginning on or after January 1, 2005. Earlier application is permitted. The adoption of this standard is not expected to have a material impact on the Group's results of operations, financial position and cash flows.

The IASB also issued IAS No. 39, "Financial Instruments: Recognition and Measurement (2003)", in December 2003. This standard supersedes IAS No. 39, "Financial Instruments: Recognition and Measurement (revised 2000)". A further amendment to IAS 39, incorporating new provisions that permit, in certain cases, fair value hedge accounting for a portfolio hedge of interest rate risk (macro hedging), was issued on March 31, 2004. The revised IAS 39 must be applied for annual periods beginning on or after January 1, 2005. Earlier application is permitted only if the revised IAS 32 is also early applied. On December 17, 2004, limited amendments to IAS 39 were issued. The amendments give entities a choice of applying the "day 1" gain or loss recognition requirements in IAS 39: retrospectively (as previously required by IAS 39); prospectively to transactions entered into after October 25, 2002 (the effective date of similar requirements in US GAAP); or prospectively to transactions entered into after January 1, 2004. The adoption of this standard is not expected to have a material impact on the Group's results of operations, financial position and cash flows.

On March 31, 2004, the IASB issued International Financial Reporting Standard No. 3 ("IFRS No.3"), "Business Combinations", on accounting for business combinations and revised IAS 36, "Impairment of Assets", and IAS 38, "Intangible Assets". The main features of the new and revised standards are that all business combinations within the scope of IFRS No. 3 must be accounted for using the purchase method. The pooling of interests method is prohibited. The costs expected to be incurred to restructure an acquired entity's (or the acquirer's) activities must be treated as post-combination expenses, unless the acquired entity has a pre-existing liability for restructuring its activities at the date of acquisition. Intangible items acquired in a business combination must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Identifiable assets acquired, and liabilities and contingent liabilities incurred or assumed, must be initially measured at fair value. Amortization of goodwill and intangible assets with indefinite useful lives is prohibited. Instead they must be tested for impairment annually, or more frequently if events or changes in circumstances indicate a possible impairment. These standards apply to business combinations commencing on or after March 31, 2004. For previously recognized goodwill the standards will apply prospectively from the beginning of the first annual period commencing on or after March 31, 2004, i.e. January 1, 2005 for the Group. The adoption of this standard is not expected to have a material impact on the Group's results of operations, financial position and cash flows.

On March 31, 2004, the IASB issued International Financial Reporting Standard No. 4 ("IFRS No.4"), "Insurance Contracts", that provides guidance on accounting for insurance contracts. The adoption of this standard is not expected to have a material impact on the Group's results of operations, financial position and cash flows.

On December 9, 2004, IFRS 6 "Exploration for and Evaluation of Mineral Resources" was issued. IFRS 6 is effective for annual periods beginning on or after January 1, 2006. Earlier application is encouraged, and if an entity adopts IFRS 6 before January 1, 2006, transitional relief is available for some comparative disclosures. The adoption of this standard is not expected to have a material impact on the Group's results of operations, financial position and cash flows.


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


2.7. Revenues

The Group recognizes revenue from supplies of electricity and related services based on contract terms. Any differences between contracted amounts and actual supplies are settled through the market operator.


2.8. Fuel Costs

Fuel costs are expensed as fuel is consumed. Fuel expense includes the amortization of the cost of nuclear fuel. Amortization of nuclear fuel charged to fuel expense was CZK 3,391 million, CZK 3,484 million and CZK 2,071 for the years ended December 31, 2004, 2003 and 2002, respectively. The amortization of nuclear fuel includes charges in respect of additions to the accumulated provision for interim storage of spent nuclear fuel to the extent they relate to the nuclear fuel consumed during the current accounting period (see Note 14). Such charges amounted to CZK 203 million, CZK 113 million and CZK 82 million in 2004, 2003 and 2002, respectively.


2.9. Interest

The Group capitalizes all interest incurred in connection with its construction program that theoretically could have been avoided if expenditures for the assets had not been made. Such capitalized interest costs amounted to CZK 552 million, CZK 937 million and CZK 2,128 million, which was equivalent to an interest capitalization rate of 6.5%, 7.4% and 7.5% in 2004, 2003 and 2002, respectively.

2.10. Property, Plant and Equipment

Property, plant and equipment are recorded at cost net of accumulated depreciation and valuation allowances. Cost of plant in service includes materials, labor, payroll-related costs and the cost of debt financing used during construction. The cost also includes the estimated cost of dismantling and removing the asset and restoring the site, to the extent that it is recognized as a provision under IAS 37, Provisions, Contingent Liabilities and Contingent Assets. Government grants received for construction of certain environmental installations decrease the acquisition cost of the respective items of property, plant and equipment.

The cost of maintenance, repairs, and replacement of minor items of property is charged to maintenance expense when incurred. Renewals and improvements are capitalized. Upon sale or retirement of property, plant and equipment, the cost and related accumulated depreciation are eliminated from the accounts. Any resulting gains or losses are included in the determination of net income.

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group reviews the recoverable amounts of its property, plant and equipment to determine whether such amounts continue to exceed the assets' carrying values.


Depreciation
------------

The Group depreciates the original cost of property, plant and equipment by using the straight-line method over the estimated economic lives. The depreciable lives used for property, plant and equipment are as follows:

                                                              Lives
                                                        ---------------
   Buildings and structures                                  25 - 50
   Machinery and equipment                                    4 - 25
   Vehicles and other transportation equipment                4 - 20
   Furniture and fixtures                                     8 - 15

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

Depreciation of plant in service was CZK 17,648 million, CZK 16,319 million and CZK 11,375 million for the years ended December 31, 2004, 2003 and 2002, which was equivalent to a composite depreciation rate of 4.8%, 5.7% and 5.6%, respectively.


2.11. Nuclear Fuel

Nuclear fuel is stated at original cost, net of accumulated amortization. Amortization of fuel in the reactor is based on the amount of power generated.

Nuclear fuel includes capitalized costs of related provisions (see Note 2.23). At December 31, 2004 and 2003 capitalized costs at net book value amounted to CZK 233 million and CZK 360 million, respectively.

2.12. Intangible Assets, Net

Intangible assets are valued at their acquisition costs and related expenses. Intangible assets are amortized over their useful life using the straight-line method. The estimated useful life of intangible assets ranges from 4 to 15 years.


2.13. Goodwill

Goodwill represents the excess of the cost of an acquisition over the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition (see Note 2.3). Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates. Where recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit and part of the operation within that unit are disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.


2.14. Investments

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

2.15. Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, current accounts with banks and short-term bank notes with a maturity of three months or less (see Note 8). Foreign currency deposits are translated at December 31, 2004 and 2003 exchange rates, respectively.


2.16. Cash Restricted in Its Use

Restricted balances of cash shown under other non-current financial assets as restricted funds (see Note 4) relate to deposits for waste storage reclamation, funding of nuclear decommissioning liabilities and cash guarantees given to swap transaction partners. The non-current classification is based on the expected timing of the release of the funds to the Group.


2.17. Receivables, Payables and Accruals

Receivables are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. At December 31, 2004 and 2003 the allowance for uncollectible receivables amounted to CZK 1,653 million and CZK 2,317 million, respectively.

Payables are recorded at invoiced values and accruals are reported at expected settlement values.


2.18. Materials and Supplies

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


2.19. Fossil Fuel Stocks

Fossil fuel stocks are stated at weighted average cost, which approximates actual cost.


2.20. Derivative Financial Instruments

The Group uses derivative financial instruments such as foreign currency contracts and interest rate swaps to hedge its risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are stated at fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

For the purpose of hedge accounting, hedges are classified as either fair value hedges when they hedge the exposure to changes in the fair value of a recognized asset or liability; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

a. Fair value hedge

Gain or loss from remeasuring the hedging instrument at fair value is recognized immediately in the income statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognized in the income statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortized to the net profit and loss such that it is fully amortized by maturity.


b. Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective portion is recognized in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recorded to the income statement when the forecast transaction is ultimately recognized. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.


c. Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in the income statement.


2.21. Income Taxes

The provision for corporate tax is calculated in accordance with Czech tax regulations and is based on the income or loss reported under Czech accounting regulations, adjusted for appropriate permanent and temporary differences from Czech taxable income. In the Czech Republic, income taxes are calculated on an individual company basis as the tax laws do not permit consolidated tax returns. Current income taxes are provided at a rate of 28%, 31% and 31% for the year ended December 31, 2004, 2003 and 2002, respectively, after adjustments for certain items which are not deductible, or taxable, for taxation purposes.

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

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

2.22. Long-term Debt

Borrowings are initially recognized at the amount of the proceeds received, net of transaction costs. They are subsequently carried at amortized cost using the effective interest rate method, the difference between net proceeds and redemption value is being recognized in the net income over the life of the borrowings as interest expense.

Transaction costs include fees and commissions paid to agents, advisers, brokers and dealers, levies by regulatory agencies and securities exchanges.


2.23. Nuclear Provisions

Group has recognized provisions for its obligations to decommission its nuclear power plants at the end of their operating lives, to store the related spent nuclear fuel initially on an interim basis and provision for its obligation to provide financing for subsequent permanent storage of spent fuel and irradiated parts of reactors.

The provisions recognized represent the best estimate of the expenditures required to settle the present obligation at the current balance sheet date. Such cost estimates, expressed at current price levels at the date of the estimate, are discounted using a long-term real rate of interest of 2.5% per annum to take into account the timing of payments. The initial discounted cost amounts are capitalized as part of property, plant and equipment and are depreciated over the lives of the nuclear plants. Each year, the provisions are increased to reflect the accretion of discount and to accrue an estimate for the effects of inflation, with the charges being recognized as a component of interest expense. The estimate for the effect of inflation is approximately 4.5%, which is based on the current rate of interest on long-term Czech government bonds of approximately 7% and the estimated 2.5% real rate of interest.

The decommissioning process is expected to continue for approximately a sixty-year period subsequent to the final operation of the plants. Furthermore, spent nuclear fuel will be stored on a temporary basis until approximately 2065 when permanent storage facilities are planned to become available. While the Group has made its best estimate in establishing its nuclear provisions, because of potential changes in technology as well as safety and environmental requirements, plus the actual time scale to complete decommissioning and fuel storage activities, the ultimate provision requirements could either increase or decrease significantly from the Group's current estimates.

Since 2004, pursuant to IFRIC 1 (see Note 2.4), changes in a decommissioning liability that result from a change in the current best estimate of cash flows required to settle the obligation or a change in the discount rate are added to (or deducted from) the amount recognized as the related asset. However, to the extent that such a treatment would result in a negative asset, the effect of the change is recognized in the income for the current period. If the adjustment results in an addition to the cost of an asset, the Company performs an impairment review to confirm, whether the value of the asset is fully recoverable.


2.24. Leases

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

Capitalized leased assets are depreciated over the estimated useful life of the asset. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term or its useful life.

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


2.25. Treasury Shares

Treasury shares are presented in the balance sheet as a deduction from equity. The acquisition of treasury shares is presented in the statement of equity as a reduction to equity. No gain or loss is recognized in the income statement on the sale, issuance, or cancellation of treasury shares. Consideration received is presented in the financial statements as an addition to equity.


2.26. Share Options

Board of directors, certain members of management of the Company and the Supervisory Board members have been granted options to purchase common shares of the Company. Employee compensation expense is measured on the date of the grant to the extent the quoted market price of the shares exceeds the exercise price of the share options.


2.27. Translation of Foreign Currencies

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

The Group has used the following exchange rates for the translation of monetary items at December 31, 2004 and 2003:

                                          2004          2003
                                        ---------   ----------
CZK per EUR                                30.465       32.405
CZK per USD                                22.365       25.654

3.   Net Plant in Service

Net plant in service at December 31, 2004 and 2003 is as follows (in CZK millions):

                                                     Plant and
                                                       Equip-        Land and                   Total 2003
                                       Buildings        ment          Other       Total 2004        *)
                                      -----------    -----------    -----------  ------------- ------------
Cost - opening balance                   130,406       234,623        1,565        366,594      242,338

   Plant additions                         4,354         6,123           15         10,492       58,991
   Retirements                            (1,073)       (1,812)         (74)        (2,959)      (4,081)
   Acquisition of subsidiaries               333           257           14            604       83,963
   Disposal of subsidiaries                    -             -            -              -      (14,617)
                                      -----------    -----------    -----------  ------------- ------------
Cost - closing balance                   134,020       239,191        1,520        374,731      366,594
                                      -----------    -----------    -----------  ------------- ------------

Accumulated deprec. and allowances
   - opening balance                     (50,677)      (99,027)         (72)      (149,776)    (103,355)

   Depreciation                           (4,102)      (13,546)           -        (17,648)     (16,319)
   Net book value of assets
      disposed                              (667)         (114)          (1)          (782)      (1,309)
   Retirements                             1,073         1,812            -          2,885        4,036
   Acquisition of subsidiaries               (91)         (244)           -           (335)     (40,821)
   Disposal of subsidiaries                    -             -            -              -        8,087
   Impairment losses recognized             (387)          (29)         (17)          (433)        (224)
   Impairment losses reversed
   related to assets disposed                 31           153           27            211          129
                                      -----------    -----------    -----------  ------------- ------------
Accumulated deprec. and allowances
   - closing balance                     (54,820)     (110,995)         (63)      (165,878)    (149,776)
                                      -----------    -----------    -----------  ------------- ------------
Net plant in service - closing
   balance                                79,200       128,196        1,457        208,853      216,818
                                      ===========    ===========    ===========  ============= ============

*) Comparative information has been restated (see Note 2.4(a)).

At December 31, 2004 and 2003 plant and equipment included the capitalized costs of nuclear provisions as follows (in CZK millions):

                                       2004          2003 *)
                                    ------------ ---------------
Cost                                   15,429         14,892
Accumulated depreciation               (3,467)        (3,128)
                                    ------------ ---------------
   Total net book value                11,962         11,764
                                    ============ ===============

*) Comparative information has been restated (see Note 2.4(a)).

The carrying value of plant and equipment held under finance lease at December 31, 2004 and 2003 is CZK 811 million and CZK 173 million, retrospectively (see
Note 16).

None of the Group's plant in service is pledged as security for liabilities.

4.   Investments and Other Financial Assets, Net

Investments at December 31, 2004 and 2003 consist of the following (in CZK millions):

                                                      2004        2003
                                                  ------------ -----------
Financial assets in progress, net                       8,722        116
Investments in REAS, net                                    -      3,401
Financial assets available for sale, net                1,992      2,146
Restricted funds for nuclear decommissioning            1,580      1,245
Other restricted funds                                  1,177      1,069
Long-term receivables, net                              6,219        665
                                                  ------------ -----------
   Total                                               19,690      8,642
                                                  ============ ===========

In 2003 the investments in REAS represent a 34% share in Prazska energetika, a.s., which based on the decision of the Economic Competition Protection Authority was sold in 2004. Financial assets available for sale include also other majority and minority shareholdings in operationally related companies (see Note 2.3).

The financial assets in progress represent advances and other consideration paid for shares in subsidiaries and associates, for which the ownership rights have not been transferred to the Company at the year-end. At December 31, 2004, the balance includes the investment in three Bulgarian distribution companies (see
Note 28).

At December 31, 2004 and 2003 impairment provisions for financial assets available for sale amounted to CZK 100 million and CZK 281 million, respectively. Impairment provision for investment in REAS (Prazska energetika, a.s.) was CZK 421 million at December 31, 2003 only. At December 31, 2004 and 2003 impairment provisions for financial assets in progress amounted to CZK 77 million and CZK 615 million, respectively.


5.   Intangible Assets, Net

Intangible assets at December 31, 2004 and 2003 were as follows (in CZK millions):

                                                           Rights and
                                             Software         Other        Goodwill      Total 2004     Total 2003
                                           -------------   ------------  -----------  --------------- ---------------
Cost - opening balance                           4,420            244              -          4,664          2,023
                                                                                   -
   Additions                                       827            258              -          1,085            834
   Retirements                                    (300)            (1)             -           (301)           (70)
   Acquisition of subsidiaries                      21              1            759            781          2,086
   Disposal of subsidiaries                          -              -              -              -           (209)
                                           -------------   ------------  -----------  --------------- ---------------
Cost - closing balance                           4,968            502            759          6,229          4,664
                                           -------------   ------------  -----------  --------------- ---------------

Accumulated amortization - opening
   balance                                      (3,236)           (30)             -         (3,266)        (1,212)

   Amortization charge for the year               (712)           (24)             -           (736)          (642)
   Net book value of assets disposed                (6)           (59)             -            (65)            (1)
   Disposals                                       300              1              -            301             70
   Acquisition of subsidiaries                     (20)            (1)             -            (21)        (1,563)
   Disposal of subsidiaries                          -              -              -              -             82
                                           -------------   ------------  -----------  --------------- ---------------
Accumulated amortization - closing
   balance                                      (3,674)          (113)             -         (3,787)        (3,266)
                                           -------------   ------------  -----------  --------------- ---------------
Net intangible assets - closing
balance                                          1,294            389            759          2,442          1,398
                                           =============   ============  ===========  =============== ===============

At December 31, 2004 and 2003, intangible assets presented on the balance sheet included intangible assets in progress in the amount of CZK 852 million and CZK 599 million, respectively.

At December 31, 2004, the total amount of goodwill was allocated to the distribution segment cash-generating unit (see Note 24) and there have been no accumulated impairment losses.

The recoverable amount of the distribution cash-generating unit has been determined based on a value in use calculation. To calculate this, cash flow projections are based on financial budgets approved by senior management covering a five-year period. The discount rate applied to cash flow projections is 7% and cash flows beyond the 5-year period are considered at constant level.


6.   Acquisition of subsidiaries and associates

Acquisitions in 2004
--------------------

In January 2004 the Company increased its share in SKODA PRAHA a.s. from 29.8% to 68.9% by non-monetary contribution of receivables. Through this transaction the Group obtained control over SKODA PRAHA a.s. As the shares have been effectively acquired from Czech National Property Fund, an entity under control of CEZ's ultimate parent (Czech government), CEZ has accounted for this transaction as an acquisition of subsidiaries under common control (see Note 2.3).

The values of the identifiable assets and liabilities of SKODA PRAHA a.s. and other subsidiaries acquired in 2004 are as follows (in CZK millions):

                                                                             Other
                                                               SKODA       subsidiaries
                                                              PRAHA a.s.    acquired          Total
                                                            -------------  ----------------  ----------
Shares acquired in 2004                                          39.1%
Property, plant and equipment, net                                269              -             269
Deferred income taxes                                             199              -             199
Other non-current assets                                          168              -             168
Cash and cash equivalents                                         249            156             405
Other current assets                                            1,230             11           1,241

Long-term liabilities                                            (141)             -            (141)
Current liabilities                                            (1,363)            (3)         (1,366)
                                                            -------------  ----------------  ----------
   Total net assets                                               611            164             775

Minority interests                                               (190)             -            (190)
Share of net assets in associate already recognized
    using the equity method                                        (5)          (164)           (169)
                                                            -------------  ----------------  ----------
   Share of net assets acquired                                   416              -             416

Effect of acquisition of SKODA PRAHA recognized
    directly in equity                                           (331)             -            (331)
Goodwill                                                            -              -               -
                                                            -------------  ----------------  ----------

   Total purchase consideration                                    85             -*              85

Less:

Non-monetary contributions                                        (85)             -             (85)
Cash and cash equivalents in subsidiaries acquired               (249)          (156)           (405)
                                                            -------------  ----------------  ----------
    Cash outflow on acquisition of subsidiaries                  (249)          (156)           (405)
                                                            =============  ================  ===========

* The amount paid for acquisitions of other subsidiaries in 2004 was less than CZK 1 million.

During 2004 CEZ purchased further minority shares in 2 of the REAS and other companies from various third parties. The following table summarizes the critical terms of the subsequent acquisitions of minority shares in REAS and other companies during 2004 (in CZK millions):

                                                                                               Other
                                                              Group SME      Group SCE        companies       Total
                                                             ----------     -----------    -------------   ----------
Shares acquired in 2004 from third parties                       30.3%           5.9%

Share of net assets acquired                                    3,282            434             680          4,396
Goodwill                                                          641            118               -            759
Negative goodwill                                                   -              -              (1)            (1)

Less:

Non-monetary contributions                                          -              -            (675)          (675)
                                                             ----------     -----------    -------------   ----------
    Total purchase consideration paid to third parties
       in cash                                                  3,923            552               4          4,479
                                                             ==========     ===========    =============   ==========

The following table summarizes the cash outflows on acquisitions of subsidiaries and minority shares during 2004 (in CZK millions):

Cash acquired in business combination                            (405)
Cash outflows on purchase of minority shares in REAS            4,479
Change in payables from acquisitions                            5,378
Cash paid for financial assets in progress                      8,714
                                                             ----------
    Total cash outflows on acquisitions in 2004                18,166
                                                             ==========

The cash paid for financial assets in progress represents advances and other consideration paid for shares in subsidiaries and associates, for which the ownership rights have not been transferred to the Company at the year-end (see Notes 4 and 28).

From the date of acquisition, the newly acquired subsidiaries have contributed the following balances to the Group's income statement for the year 2004 (in CZK millions):

                                                                              Other
                                                               SKODA       subsidiaries
                                                              PRAHA a.s.    acquired          Total
                                                            -------------  ----------------  ----------
Revenues                                                          723              5             728
Income before other expense (income) and income
  taxes                                                           225             (7)            218
Net income                                                         93            (11)             82


Acquisitions in 2003
--------------------

On April 1, 2003, CEZ acquired majority of the voting shares in 5 Czech electricity distribution companies ("REAS") from Czech National Property Fund and Czech Consolidation Agency. Through the acquisition of REAS CEZ has also gained control over several other companies, which were owned directly by the respective REAS companies. As the REAS companies and their subsidiaries were acquired from the direct parent of CEZ and an agency under common control of CEZ's ultimate parent (Czech government), CEZ has accounted for this transaction as an acquisition of subsidiaries under common control (see Note 2.3).

The book values of the identifiable assets and liabilities of the REAS companies acquired from companies under common control are (in CZK millions):

                                                             Group SCE      Group SME       Group STE
                                                           ------------   ------------     -----------
Shares acquired in 2003 from entities under common
    control                                                     48.05%         48.65%          58.3%
Shares acquired in previous years *)                             2.95%         10.43%              -
                                                           ------------   ------------     -----------
   Total shares                                                 51.00%         59.08%          58.3%
                                                           ============   ============     ===========
Property, plant and equipment, net                              7,306         10,523           9,741
Deferred income taxes                                             189              -               -
Other non-current assets                                          524          1,069             697
Cash and cash equivalents                                          76            265              33
Other current assets                                            3,843          7,222           4,346

Minority interests                                                 (1)             -              (8)
Long-term liabilities                                             (65)        (2,215)           (256)
Deferred income taxes                                               -         (1,015)           (835)
Current liabilities                                            (5,839)        (6,065)         (6,738)
                                                           ------------   ------------     -----------
   Total net assets                                             6,033          9,784           6,980

Minority interests                                             (2,956)        (4,004)         (2,911)
                                                           ------------   ------------     -----------
   Share of net assets acquired                                 3,077          5,780           4,069

Effect of acquisition of REAS recognized directly in
    equity                                                      1,660          1,730            (363)
                                                           ------------   ------------     -----------
   Total purchase consideration                                 4,737          7,510           3,706

Less:

Outstanding payables from acquisition                          (1,031)        (1,450)           (866)
Consideration paid for shares in previous periods                (327)        (1,310)              -
Cash and cash equivalents in subsidiaries acquired                (76)          (265)            (33)
                                                           ------------   ------------     -----------
    Cash outflow on acquisition from entities under
       common control                                           3,303          4,485           2,807
                                                           ============   ============     ===========

*) Shares acquired in previous periods have been accounted for as available for sale financial assets in 2002.

                                                            Group VCE      Group ZCE      Total REAS
                                                           ------------   ------------   -------------
Shares acquired in 2003 from entities under common
    control                                                     49.62          50.26%
Shares acquired in previous years *)                             0.45%             -
                                                           ------------   ------------
   Total shares                                                 50.07%         50.26%
                                                           ============   ============    ============
Property, plant and equipment, net                              8,553          5,176          41,299
Deferred income tax                                                 -              -             189
Other non-current assets                                          259          1,892           4,441
Cash and cash equivalents                                         151            130             655
Other current assets                                            4,735          4,302          24,448

Minority interests                                                 (1)            (1)            (11)
Long-term liabilities                                             109)          (262)         (2,907)
Deferred income taxes                                             952)          (502)         (3,304)
Current liabilities                                            (5,550)        (4,069)        (28,261)
                                                           ------------   ------------   -------------
   Total net assets                                             7,086          6,666          36,549

Minority interests                                             (3,538)        (3,316)        (16,725)
                                                           ------------   ------------   -------------
   Share of net assets acquired                                 3,548          3,350          19,824

Effect of acquisition of REAS recognized directly in
    equity                                                        356          1,640           5,023
                                                           ------------   ------------   -------------
   Total purchase consideration                                 3,904          4,990          24,847

Less:

Outstanding payables from acquisition                            (903)        (1,121)         (5,371)
Consideration paid for shares in previous periods                 (41)             -          (1,678)
Cash and cash equivalents in subsidiaries acquired               (151)          (130)           (655)
                                                           ------------   ------------   -------------
    Cash outflow on acquisition from entities under
       common control                                           2,809          3,739          17,143
                                                           ============   ============    ============

*) Shares acquired in previous periods have been accounted for as available for sale financial assets in 2002.

During 2003 CEZ purchased further minority shares in 3 of the REAS from various third parties. The following table summarizes the critical terms of the subsequent acquisitions of minority shares in REAS during 2003 (in CZK millions):

                                                            Group STE      Group VCE       Group ZCE      REAS total
                                                           ------------   ------------   -------------   -------------
Shares acquired in 2003 from third parties                       39.4%          48.76%          48.87%

Share of net assets acquired                                    2,578          3,799           4,854           11,231
Goodwill (negative goodwill)                                        -              -               -                -
                                                           ------------   ------------   -------------    -------------
    Total purchase consideration paid to third parties          2,578          3,799           4,854           11,231
                                                           ============   ============    ============    =============

The following table summarizes the cash outflows on acquisitions of subsidiaries during 2003 (in CZK millions):

Cash outflows on acquisition from entities under common
    control                                                    17,143
Cash outflows on acquisitions from third parties               11,231
                                                             ----------
    Total cash outflows on acquisitions in 2003                28,374
                                                             ==========

From the date of acquisition, the REAS companies and their subsidiaries have contributed the following balances to the Group's income statement for the year 2003 (in CZK millions):

                                                              Group SCE      Group SME       Group STE
                                                            ------------   ------------     ------------
Revenues                                                        8,055         10,900           7,829
Income before other expense (income) and income
  taxes                                                           725            520             138
Net income                                                        238            286             256



                                                              Group VCE      Group ZCE      Total REAS
                                                            ------------   ------------     ------------
Revenues                                                        7,922          5,388          40,094
Income before other expense (income) and income
  taxes                                                           193            166           1,742
Net income                                                        183             34             997

7.   Investments in Subsidiaries and Associates

The consolidated financial statements include the financial statements of CEZ,
a. s., and the subsidiaries and associates listed in the following table:

                                                                   % equity 5)      % voting      % equity 5)     % voting
                                                Country of           interest       interest       interest       interest
Subsidiaries                                  incorporation            2004            2004           2003           2003
------------------------------------------  ------------------  ----------------  ------------  -------------  --------------
Zapadoceska energetika, a.s.                Czech Republic             99.13%          99.13%         99.13%         99.13%
Vychodoceska energetika, a.s.               Czech Republic             98.83%          98.83%         98.83%         98.83%
Stredoceska energeticka a.s.                Czech Republic             97.72%          97.72%         97.72%         97.72%
Severomoravska energetika, a.s.             Czech Republic             89.38%          89.38%         59.08%         59.08%
Severoceska energetika, a.s.                Czech Republic             56.93%          56.93%         51.00%         51.00%
CEZ FINANCE B.V.                            the Netherlands           100.00%         100.00%        100.00%        100.00%
CEZnet, a.s.                                Czech Republic            100.00%         100.00%        100.00%        100.00%
Energeticke opravny, a.s.                   Czech Republic            100.00%         100.00%        100.00%        100.00%
HYDROCEZ, a.s.                              Czech Republic            100.00%         100.00%        100.00%        100.00%
I & C Energo a.s.                           Czech Republic            100.00%         100.00%        100.00%        100.00%
rpg Energiehandel GmbH                      Germany                   100.00%         100.00%        100.00%        100.00%
EN-DATA a.s.                                Czech Republic            100.00%         100.00%         99.13%        100.00%
VCE - elektrarny, s.r.o.                    Czech Republic             98.83%         100.00%         98.83%        100.00%
VCE - montaze, a.s.                         Czech Republic             98.83%         100.00%         98.83%        100.00%
STE - obchodni sluzby spol. s r.o.          Czech Republic             74.42%          76.16%         74.42%         76.16%
Energetika Vitkovice, a.s.                  Czech Republic             89.38%         100.00%         59.08%        100.00%
ePRIM, a.s.                                 Czech Republic             89.38%         100.00%         59.08%        100.00%
MSEM, a.s. 1)                               Czech Republic             89.38%         100.00%         59.08%        100.00%
STMEM, a.s.1)                               Czech Republic                  -               -         59.08%        100.00%
Union Leasing, a.s.                         Czech Republic             89.38%         100.00%         59.08%        100.00%
Prvni energeticka a.s.                      Czech Republic             87.27%         100.00%         52.99%         62.00%
Ustav jaderneho vyzkumu Rez a.s.            Czech Republic             52.46%          52.46%         52.46%         52.46%
CEZ Sprava majetku, s.r.o. 3)               Czech Republic            100.00%         100.00%         99.99%         50.00%
CEZData, s.r.o. 4)                          Czech Republic            100.00%         100.00%              -              -
CEZ Logistika, s.r.o. 4)                    Czech Republic            100.00%         100.00%              -              -
CEZ Zakaznicke sluzby, s.r.o. 4)            Czech Republic            100.00%         100.00%              -              -
SKODA PRAHA a.s. 2)                         Czech Republic             68.88%          68.88%         29.80%         29.80%

                                                                   % equity         % voting      % equity        % voting
                                              Country of             interest       interest        interest      interest
Associates                                    incorporation            2004            2004           2003           2003
------------------------------------------  ------------------  ----------------  ------------  -------------  --------------
CEPS, a.s.                                  Czech Republic                  -               -         34.00%         34.00%
KOTOUC STRAMBERK, spol. s r.o.              Czech Republic             64.87%          50.00%         64.87%         50.00%
LOMY MORINA spol. s r.o.                    Czech Republic             51.05%          50.00%         51.05%         50.00%
Plzenska energetika a.s.                    Czech Republic             49.57%          50.00%         49.57%         50.00%
KNAUF POCERADY, spol. s r.o.                Czech Republic             40.00%          50.00%         40.00%         50.00%
Severoceske doly a.s.                       Czech Republic             37.20%          37.20%         37.20%         37.20%
Aliatel a.s.                                Czech Republic             26.40%          30.58%         21.10%         29.99%
Coal Energy, a.s.                           Czech Republic             20.00%          20.00%         20.00%         20.00%

1) STMEM, a.s. has merged with MSEM, a.s. during year 2004.
2) SKODA PRAHA a.s. was an associate of CEZ in 2003.
3) AB Michle s.r.o. was renamed to CEZ Sprava majetku, s.r.o. and was an associate of CEZ in 2003.
4) These companies have been founded in 2004.
5) The equity interest represents effective ownership interest of the group. 8.

8.   Cash and Cash Equivalents

The composition of cash and cash equivalents at December 31, 2004 and 2003 is as follows (in CZK millions):

                                                        2004            2003
                                                      ----------  --------------
Cash on hand and current accounts with banks             1,704           1,264
Short-term bank notes                                    4,940           2,501
Term deposits                                              901             249
                                                      ----------  --------------
   Total                                                 7,545           4,014
                                                      ==========  ==============

At December 31, 2004 and 2003, cash and cash equivalents included foreign currency deposits of CZK 1,207 million and CZK 869 million, respectively.

The weighted average interest rate on short-term bank notes and term deposits at December 31, 2004, 2003 and 2002 was 2.2%, 1.7% and 2.6%, respectively. For the years 2004, 2003 and 2002 the weighted average interest rate was 2.1%, 1.9% and 3.0%, respectively.


9.   Receivables, Net

The composition of receivables, net, at December 31, 2004 and 2003 is as follows (in CZK millions):

                                                        2004            2003
                                                      -----------     ----------
Unbilled electricity supplied to retail customers        2,203               -
Received advances from retail customer                  (2,020)              -
                                                      -----------     ----------
   Unbilled supplies to retail customers, net              183               -

Trade receivables                                        9,911           9,112
Other taxes and fees                                       437             205
Other receivables                                           26              64
Less allowance for doubtful receivables                 (1,653)         (2,317)
                                                      -----------     ----------
   Total                                                 8,904           7,064
                                                      ==========      ==========

At December 31, 2004 and 2003, the total receivables included receivables from associates and affiliates in the net amount of CZK 434 million and CZK 1,113 million, respectively.


10.  Other Current Assets

The composition of other current assets at December 31, 2004 and 2003 is as follows (in CZK millions):

                                                        2004            2003
                                                      -----------     ----------
Securities held for trading                              1,340          1,756
Debt securities held to maturity                            81          1,476
Advances granted                                           259            360
Prepayments                                                496            477
Derivatives                                                159            230
                                                      -----------     ----------
   Total                                                 2,335          4,299
                                                      ==========  ==============

11.  Shareholders' Equity

The Company's stated capital as of December 31, 2004 and 2003 is as follows:

                        Number of Shares     Par Value per         Total
                          Outstanding        Share (CZK)      (CZK millions)
                        ----------------    ---------------   ----------------
                                                 2004
                        ------------------------------------------------------
Registered shares           592,210,843           100               59,221
Treasury shares                 (10,000)          100                   (3)
                        ----------------                      ----------------
   Total                    592,200,843                             59,218
                        ================                      ================

                                                 2003
                        ------------------------------------------------------
Registered shares           592,210,843           100               59,221
Treasury shares                (745,000)          100                  (69)
                        ----------------                      ----------------
   Total                    591,465,843                             59,152
                        ================                      ================

During 2003 the Company sold 1,190,000 treasury shares. During year 2004 the Company acquired 2,355,000 treasury shares and sold 3,090,000 treasury shares. The remaining 10,000 treasury shares are reflected in the balance sheet at cost as a deduction from stated capital. The profit or loss on sale of treasury shares were included in retained earnings.

In accordance with Czech regulations, joint stock companies are required to establish an undistributable reserve fund for contingencies against possible future losses and other events. Contributions must be a minimum of 20% of after-tax profit in the first year in which profits are made and 5% of profit each year thereafter, until the fund reaches at least 20% of capital. The fund can only be used to offset losses. As of December 31, 2004 and 2003, the balance was CZK 9,913 million and CZK 9,185 million, respectively, and is reported as a component of retained earnings.

Dividends paid per share were CZK 8.0 and CZK 4.5 in 2004 and 2003, respectively. Dividends from 2004 profit will be declared on general meeting, which will be held in June 2005.

12.  Long-term Debt

Long-term debt at December 31, 2004 and 2003 is as follows (in CZK millions):

                                                           2004       2003
                                                       ----------  ----------

7.125% Notes, due 2007 (USD 178 million)                    3,962      4,545
7.25% Eurobonds, due 2006 (EUR 200 million)                 6,233      6,467
4.625% Eurobonds, due 2011 (EUR 400 million)               12,101          -
8.75% Debentures, due 2004 (CZK 3,000 million)                  -      3,000
9.22% Zero Coupon Debentures, due 2009 1)                   3,299      3,057
9.22% Debentures, due 2014 (CZK 2,500 million) 2)           2,494      2,494
3.35 % Debentures, due 2008 (CZK 3,000 million)             2,990      2,987
6M PRIBOR + 1.3 %, due 2005 (CZK 500 million)                 500        500
6M PRIBOR + 0.4 %, due 2005 (CZK 1,000 million)             1,000      1,000


Long-term bank loans:
   less than 2.00%                                              -      4,852
   2.00% to 2.99%                                           5,975      2,787
   3.00% to 3.99%                                             113        286
   4.00% to 4.99%                                             889          -
   5.00% to 5.99%                                             747      2,365
   6.00% to 6.99%                                             324        382
   7.00% to 7.99%                                             887      1,241
   8.00% and more                                             115        693
                                                       ----------  -----------
   Total long-term debt                                    41,629     36,656
Less: Current portion                                      (3,439)    (5,691)
                                                       ----------  -----------
   Long-term debt, net of current portion                  38,190     30,965
                                                       ===========  ==========

1) Nominal value of these zero coupon debentures is CZK 4,500 million
2) From 2006 the interest rate changes to consumer price index in the Czech republic plus 4.2%.

The interest rates indicated above are historical rates for fixed rate debt and current market rates for floating rate debt. The actual interest payments are affected by interest rate risk hedging carried out by the Group. For fair values of interest rate hedging instruments see Note 13.

The future maturities of long-term debt are as follows (in CZK millions):

                                           2004        2003
                                        ----------  ----------
Current portion                           3,439        5,691
Between 1 and 2 years                     8,035        3,696
Between 2 and 3 years                     6,162        8,464
Between 3 and 4 years                     3,734        7,012
Between 4 and 5 years                     3,806        3,769
Thereafter                               16,453        8,024
                                        ----------- -----------
   Total long-term debt                  41,629       36,656
                                        =========== ===========

The following table analyses the long-term debt at December 31, 2004 and 2003 by currency (in millions):

                                2004                           2003
                    ---------------------------- ------------------------------
                      Foreign                         Foreign
                      currency          CZK          currency          CZK
                    ----------- ---------------- --------------- --------------
EUR                        643          19,656             258          8,360
USD                        405           9,058             454         11,637
CZK                          -          12,915               -         16,659
                                      ----------                 --------------
Total long-term debt                    41,629                         36,656
                                      ==========                 ==============

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

The Company has entered into a number of derivatives transactions, mainly cross-currency swaps, to hedge its long-term debt denominated in foreign currencies against the currency risk and interest rate risk. These hedges are classified as either fair value hedges or cash-flow hedges (see Note 13). As at December 31, 2004, a net unrealized loss of CZK 69 million is included in equity in respect of the cash-flow hedges.

Long-term debt with floating interest rates exposes the Group to interest rate risk. The following table summarizes long-term debt with floating rates of interest by contractual repricing dates at December 31, 2004 and 2003 (in CZK millions):

                                                            2004        2003
                                                         ---------  -----------
Floating rate long-term debt
   with interest rate fixed for 1 month                     1,152       1,818
   with interest rate fixed from 1 to 3 months              4,584       5,701
   with interest rate fixed from 3 months to 1 year         1,242       1,840
   with interest rate fixed for more than 1 year            2,494       2,494
                                                         ---------  -----------
Total floating rate long-term debt                          9,472      11,853

Fixed rate long-term debt                                  32,157      24,803
                                                         ---------  -----------
   Total long-term debt                                    41,629      36,656
                                                         =========  ===========

In 1992 the Company has entered into a loan agreement with the International Bank for Reconstruction and Development. The agreement contains financial covenants relating to capital expenditure coverage, cash flow coverage and debt service coverage. In 2004, 2003 and, 2002 the Company has complied with the required covenants.

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


Derivatives
-----------

The fair value of derivatives is based upon market to market valuations.

Carrying amounts and the estimated fair values of financial instruments at December 31, 2004 and 2003 were as follows (in CZK millions):

                                                             2004                        2003
                                                    ------------------------    -----------------------
                                                     Carrying                   Carrying
                                                     amount      Fair value      amount      Fair value
                                                     --------    ----------     --------     ----------
Assets:
   Investments                                          7,474         7,474       10,999        10,999
   Receivables                                          8,904         8,904        7,064         7,064
   Cash and cash equivalents                            7,545         7,545        4,014         4,014

Liabilities:

   Long-term debt                                     (41,629)      (43,848)     (36,656)      (39,626)
   Short-term loans                                      (240)         (240)      (2,320)       (2,320)
   Accounts payable                                    (8,234)       (8,234)     (17,548)      (17,548)

Derivatives:

 Cash flows hedges

   Receivables                                              -             -            -             -
   Payables                                            (1,265)       (1,265)           -             -
                                                    ----------    ----------   ----------    ----------
      Total cash flows hedges                          (1,265)       (1,265)           -             -

 Fair values hedges

   Receivables                                             21            21            -             -
   Payables                                            (1,900)       (1,900)           -             -
                                                    ----------    ----------   ----------    ----------
      Total fair values hedges                         (1,879)       (1,879)           -             -

 Other derivatives

   Receivables                                            138           138          230           230
   Payables                                            (1,010)       (1,010)      (3,030)       (3,030)
                                                    ----------    ----------   ----------    ----------
      Total other derivatives                            (872)         (872)      (2,800)       (2,800)



14. Accumulated Provision for Nuclear Decommissioning and Fuel Storage

CEZ operates two nuclear power plants, Dukovany and Temelin. Nuclear power plant Dukovany consists of four 440 MW units which were placed into service from 1985 to 1987. The second nuclear power plant, Temelin, has two 1 000 MW units, which have started commercial operation in 2002 and 2003. Czech Republic has enacted a Nuclear Act ("Act"), which defines certain obligations for the decontamination and dismantling ("decommissioning") of the Company's nuclear power plants and the final disposal of radioactive waste and spent fuel ("disposal"). The Act requires that all nuclear parts of plant and equipment be decommissioned following the end of the plant's operating life, currently 2027 for Dukovany and approximately 2042 for Temelin. An updated 2003 Dukovany estimate and a 2004 Temelin decommissioning cost study estimate that nuclear decommissioning will cost CZK 15.6 billion and CZK 13.7 billion, respectively. The Company makes contributions to a restricted account in the amount of the nuclear provisions recorded under the Act. These restricted funds are shown in the balance sheet under other non-current financial assets (see Note 4).

Pursuant to the Act, the Ministry of Industry and Trade established the Radioactive Waste Repository Authority ("RAWRA") as the central organizer and operator of facilities for the final disposal of radioactive waste and spent fuel. The RAWRA centrally organizes, supervises and is responsible for all disposal facilities and for disposal of radioactive waste and spent fuel therein. The activities of the RAWRA are financed through a "nuclear account" funded by the originators of radioactive waste (such as the Company). Contribution to the nuclear account was stated by a government resolution in 1997, at 50 CZK per MWh produced at nuclear power plants. Since October 1, 1997, CEZ has made regular payments to the nuclear account based on its average nuclear MWh generated during the last 5 years. From 2003 CEZ is making these payments based on the actual quantity of electricity generated in nuclear power plants in the respective period. The originator of radioactive waste directly covers all costs associated with interim storage of radioactive waste and spent fuel. Actual costs incurred are charged against the accumulated provision for interim and long-term spent fuel storage.

Group has established provisions as described in Note 2.23, to recognize its estimated liabilities for decommissioning and spent fuel storage. The following is a summary of the provisions for the years ended December 31, 2004, 2003 and 2002 (in CZK millions):

                                                                            Accumulated provisions
                                                          -----------------------------------------------------------
                                                             Nuclear          Spent fuel storage
                                                            Decommis-    ---------------------------
                                                            sioning         Interim     Long-term          Total
                                                          -------------  ------------ ---------------  --------------

Balance at December 31, 2001                                    5,398          2,651          13,347        21,396

  Movements during 2002
    Discount accretion                                            144             70             334           548
    Effect of inflation                                           258            126             600           984
    Provision charged to income statement                           -             82               -            82
    Effect of change in estimate credited to income
        statement (Note 2.23)                                       -            (82)              -           (82)
    Effect of change in estimate added to (deducted
        from) fixed assets (Note 2.23)                            932              -             (59)          873
    Capitalized cost of Temelin provisions                        619            254               -           873
    Current cash expenditures                                       -           (135)           (673)         (808)
                                                          -------------  ------------ ---------------  --------------
Balance at December 31, 2002                                    7,351          2,966          13,549        23,866

Effect of change in group structure                               142              4               -           146

Movements during 2003
    Discount accretion                                            187             74             339           600
    Effect of inflation                                           337            133             610         1,080
    Provision charged to income statement                           -            113               -           113
    Effect of change in estimate credited to income
        statement (Note 2.23)                                       -            (56)              -           (56)
    Effect of change in estimate added to (deducted
        from) fixed assets (Note 2.23)                            153              -           3,661         3,814
    Current cash expenditures                                       -           (103)         (1,296)       (1,399)
                                                          -------------  ------------ ---------------  --------------
Balance at December 31, 2003                                    8,170          3,131          16,863        28,164
Movements during 2004
    Discount accretion                                            202             78             422           702
    Effect of inflation                                           363            141             759         1,263
    Provision charged to income statement                           -            203               -           203
    Effect of change in estimate credited to income
        statement (Note 2.23)                                       -            (44)              -           (44)
    Effect of change in estimate added to (deducted
        from) fixed assets (Note 2.23)                            359              -             177           536
    Current cash expenditures                                       -            (67)         (1,316)       (1,383)
                                                          -------------  ------------ ---------------  --------------
Balance at December 31, 2004                                    9,094          3,442          16,905        29,441
                                                          =============  ============ ===============  ==============

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

15.  Short-term Loans

Short-term loans at December 31, 2004 and 2003 are as follows (in CZK millions):

                                                        2004         2003
                                                     -----------  ----------
Short-term bank loans                                       129       2,295
Bank overdrafts                                             107          17
Other short-term notes payable                                4           8
                                                     -----------  ----------
   Total                                                    240       2,320
                                                     ===========  ==========

Interest on short-term loans is variable. The weighted average interest rate was 3.2% at December 31, 2004 and 2.1% at December 31, 2003. For the years 2004, 2003 and 2002 the weighted average interest rate was 4.6%, 2.2% and 3.0%, respectively.


16.  Finance Leases

Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows (in CZK millions):

                                                        2004         2003
                                                     -----------  ----------
Within one year                                              60          31
After one year but not more than five years                  27          25
More than five years                                          -           -
                                                     -----------  ----------
   Total minimum lease payments                              87          56

Future finance charges on finance leases                     (9)         (6)
                                                     -----------  ----------
   Present value of finance lease liabilities                78          50
                                                     ===========  ==========

17.  Trade and Other Payables

Trade and other payables at December 31, 2004 and 2003 are as follows (in CZK millions):

                                                        2004         2003
                                                     -----------  ----------

Advances received from retailers                         12,374      15,855
Unbilled electricity supplied to retail customers       (11,105)    (12,962)
                                                     -----------  ----------
   Advances received from retailers, net                  1,269       2,893

Payables from purchase of REAS                                -       7,470
Trade payables                                            5,925       6,251
Derivatives                                               4,175       3,031
Other payables                                            1,040         934
                                                     -----------  ----------
   Total                                                 12,409      20,579
                                                     ===========  ==========

At December 31, 2004 and 2003, the total payables included payables from associates and affiliates in the amount of CZK 674 million and CZK 1,192 million, respectively.

18.  Accrued Liabilities

Accrued liabilities at December 31, 2004 and 2003 consist of the following (in CZK millions):

                                                        2004          2003
                                                     -----------  ----------
Provisions                                                2,330        2,811
Accrued interest                                            929          805
Taxes and fees, except income tax                           968          864
Unbilled goods and services                                 929          546
Social and bonus funds                                      285          254
Deferred income                                             463          435
                                                     -----------  ----------
   Total                                                  5,904        5,715
                                                     ===========  ==========


19.  Sales of Electricity

The composition of sales of electricity at December 31, 2004, 2003 and 2002 is as follows (in CZK millions):

                                                                      2004          2003           2002
                                                                  -----------     ---------     ----------
Sales to distribution companies                                       13,541        19,843         39,230
Sales to end customer through distribution grid                       53,492        36,590              -
Exports of electricity including trade outside the Czech              10,309        13,296         10,143
    Republic
Sales to traders                                                       5,172         1,592          2,010
Revenues capitalized during construction                                   -             -         (1,373)
Other domestic sales of electricity                                    4,943         3,893          2,928
Sales of ancillary services                                            5,291         4,334              -
                                                                  -----------     ---------     ----------
   Total                                                              92,748        79,548         52,938
                                                                  ===========     =========     ==========


20.  Other Operating Expenses

Other operating expenses (income), net, for the year ended December 31, 2004, 2003 and 2002 consist of the following (in CZK millions):

                                                                      2004          2003          2002
                                                                  -----------     ---------     ----------
Services                                                            5,031           4,411        3,199
Travel expenses                                                       207            147            34
Loss (gain) on sale of property, plant and equipment                 (616)          (326)           20
Loss on sale of material                                               57             73           136
Capitalization of expenses to the cost of fixed assets and
    change in own inventory                                        (1,914)        (1,565)         (437)
Fines, penalties and penalty interest, net                           (103)           (43)         (258)
Change in provisions and valuation allowances                      (1,480)           359           (71)
Taxes and fees                                                        354            448           466
Write off of bad debts and cancelled investment                       239            146            15
Gifts                                                                 254            112            49
Other, net                                                          1,883           (208)         (280)
                                                                  -----------     ---------     ----------
  Total                                                             3,912          3,554         2,873
                                                                  ===========     =========     ==========

21.  Income Taxes

Income Tax Legislation
----------------------

Corporate income tax is calculated in accordance with Czech tax regulations at the rate of 28%, 31% and 31% in 2004, 2003 and 2002, respectively. The corporate income tax rate for 2005 will be 26%.

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


Income Tax Provision
--------------------

The components of the income tax provision are as follows (in CZK millions):

                                                                  2004        2003 *)       2002 *)
                                                                --------    ---------     ---------
Current income tax charge                                         2,484       1,007            450
Adjustments in respect of current income tax of previous
    periods                                                         154          11            254
Deferred income taxes                                             1,207         331          2,671
                                                                --------    ---------     ---------
   Total                                                          3,845       1,349          3,375
                                                                ========    =========     =========

*) Comparative information has been restated (see Note 2.4(a)).

The differences between income tax expense computed at statutory rate and income tax expense provided on earnings are as follows (in CZK millions):


                                                                  2004        2003 *)       2002 *)
                                                                --------    ---------     ----------
Income before income taxes                                       17,928        10,737        11,796
Statutory income tax rate                                            28%           31%           31%
                                                                --------    ---------     ----------

"Expected" income tax expense                                     5,020         3,328         3,657

Add (deduct) tax effect of:
    Change in tax rates                                          (1,008)       (1,561)            -
    Czech/IFRS accounting differences                                 1            78           282
    Non deductible provisions, net                                 (158)          123           (30)
    Investment tax relief                                           (57)       (1,010)       (1,181)
    Tax credits                                                      (5)         (212)         (103)
    Additional tax assessments                                      154            11           254
    Withholding tax on dividend                                       2            42             -
    Difference between carrying and tax value of financial
        asset                                                         -           410             -
    Deferred tax on undistributed profits of subsidiary               -             -           613
    Other non deductible (non taxable) items, net                  (104)          140          (117)
                                                                --------    ---------     ----------
Income taxes                                                      3,845         1,349         3,375
                                                                ========    =========     ==========
Effective tax rate                                                   21%           13%           29%
                                                                ========    =========     ==========

*) Comparative information has been restated (see Note 2.4(a)).

Deferred Income Taxes, Net
--------------------------

Deferred income taxes at December 31, 2004 and 2003 consist of the following (in CZK millions):

                                                                     2004         2003*)
                                                                  ---------     ---------
Accumulated provision for nuclear decommissioning and
    spent fuel storage                                               5,925         6,641
CASTOR containers write off                                            286           338
Other provisions and allowances                                        650           885
Tax loss carry forwards                                                110            25
Revaluation of financial assets                                         11            17
Other temporary differences                                             71           171
                                                                  ---------     ---------
    Total deferred tax assets                                        7,053         8,077
                                                                  ---------     ---------

Tax depreciation in excess of financial statement
    depreciation                                                    13,103        12,102
Capitalized interest                                                 5,032         5,590
Capitalized cost of provisions                                       2,927         3,395
Repairs and maintenance accrual                                      1,206           987
Penalty receivables                                                     46            71
Other temporary differences                                             38            17
Investment in associate                                                520         1,490
                                                                  ---------     ---------
    Total deferred tax liabilities                                  22,872        23,652
                                                                  ---------     ---------
    Total deferred tax liabilities, net                             15,819        15,575
                                                                  =========     =========

*) Comparative information has been restated (see Note 2.4(a)).

22.  Other Expenses (Income), Net

Other expenses, net, for the year ended December 31, 2004, 2003 and 2002 consist of the following (in CZK millions):


                                                                     2004          2003          2002
                                                                  ----------    ----------    ------------
Derivative losses (gains), net                                       1,630         1,157          1,643
Losses (gains) from valuation allowances to financial
    investments                                                       (509)            9           (385)
Change in impairment of financial investments                         (342)        1,426            (31)
Other, net                                                            (552)         (422)            72
                                                                  ---------     ---------     ------------
   Total                                                               227         2,170          1,299
                                                                  =========     =========     ============

                                      F-38

23.  Related Parties

The Company purchases products from related parties in the ordinary course of business. Approximately 59% of the brown coal consumption is supplied by Severoceske doly a.s. ("SD"), a company in which CEZ holds a 37.2% share. In 2004, 2003 and 2002, coal purchases from SD amounted to CZK 5,054 million, CZK 5,177 million and CZK 4,921 million, respectively. Receivables from SD amounted to CZK 10 million and CZK 10 million as of December 31, 2004 and 2003, respectively. Payables to SD amounted to CZK 535 million and CZK 508 million as of December 31, 2004 and 2003 respectively. The prices of fossil fuel supplies from SD do not differ significantly from market prices.

During 2004, 2003 and 2002 the Company granted share options to the Board of Directors, certain members of the management of the Company and Supervisory Board members. The following table shows changes during 2004, 2003 and 2002 in the number of granted share options and the weighted average exercise price of these options:

                                                                                   Weighted average
                                                                    Number of       exercise price
                                                                  share options     (CZK per share)
                                                                 --------------- --------------------
Share options at December 31, 2001                                    3,375,000                92.58

    Options granted                                                      30,000                73.30
    Options exercised                                                   (30,000)               79.38
    Options forfeited                                                  (300,000)               96.39
                                                                 ---------------
Share options at December 31, 2002                                    3,075,000                93.07

    Options granted                                                   1,650,000               105.23
    Options exercised                                                (1,190,000)               89.65
    Options forfeited                                                  (285,000)               87.83
                                                                 ---------------
Share options at December 31, 2003                                    3,250,000               100.95

    Options granted                                                   1,800,000               152.84
    Options exercised                                                (3,090,000)              107.26
    Options forfeited                                                  (150,000)              105.78
                                                                 ---------------
Share options at December 31, 2004                                    1,810,000               141.38
                                                                 ===============

At December 31, 2004, the aggregate number of share options granted to members of Board of Directors was 1,350,000 and the number of share options granted to Supervisory Board members was 460,000. The options granted do not have any vesting period and can be exercised during the terms of office of the respective Board members and in further 3 months after the end of such period. The exercise price for the granted options was based on the average quoted market price on the Prague stock exchange in the six-month period preceding the date of the grant. In 2004 and 2003 the Company has recognized compensation expense of CZK 148 million and CZK 2 million related to the granted options (see Note 2.26). No expense was recognized in 2002. The Company has settled all options exercised using treasury shares. The gain or loss on the sale of treasury shares were recognized directly in equity.

24.  Segment Information

On April 1, 2003 CEZ has sold majority share in its transmission subsidiary CEPS, a. s. ("CEPS") and at the same moment CEZ has acquired majority shares in 5 electricity distribution companies REAS (see Note 1). Following this transaction CEZ has modified its reporting of business segments by including new distribution segment, which is formed by the 5 majority owned REAS companies. During 2004 CEZ has sold the remaining shares in CEPS (see Note 25).

The accounting policies of the segments are the same as those described in Note
2. The Group accounts for intersegment revenues and transfers as if the revenues or transfers were to third parties, that is, at current market prices or where the regulation applies at regulated prices. The Group evaluates the performance of its segments and allocates resources to them based on operating income.

The following table summarizes segment information for the years ended December 31, 2004, 2003 and 2002, respectively (in CZK millions):

Year 2004:
                                   Power
                                   Produc-      Trans-     Distribu-                                Elimina-      Consoli-
                                   tion        mission       tion          Other      Combined        tion         dated
                                  ---------  -----------  -----------    ----------   ----------   -----------  -------------
Sales other than
 intersegment sales                 41,223             -       53,156         5,786      100,165              -       100,165
Intersegment sales                  22,986             -        5,728         2,896       31,610        (31,610)            -
                                  --------- ------------  -----------    ----------   -----------  -------------  -----------
Total revenues                      64,209             -       58,884         8,682      131,775        (31,610)      100,165
                                                       -
Operating income                    13,048             -        5,971           353       19,372           (217)       19,155
                                                       -
Identifiable assets                180,425             -       43,759         3,439      227,623           (188)      227,435
Identifiable liabilities            81,571             -       13,066         5,644      100,281         (4,444)       95,837
Investment in associate                356             -            -         7,118        7,474              -         7,474
                                                       -
Income (share of loss) from
   associate                            22           780            -           (68)         734              -           734
Depreciation and amortization       13,969             -        4,004           389       18,362             22        18,384
Change in provisions  and
   allowances                         (216)            -       (1,012)          (49)      (1,277)             -        (1,277)

    Year 2003*)
                                   Power
                                   Produc-      Trans-     Distribu-                                Elimina-      Consoli-
                                   tion        mission       tion          Other      Combined        tion         dated
                                  ---------  -----------  -----------    ----------   ----------   ------------  -------------
Sales other than intersegment
   sales                            40,756         3,569       38,373         2,118       84,816              -        84,816
Intersegment sales                  14,936           152          657         2,768       18,513        (18,513)            -
                                  ---------  -----------  -----------    ----------   ----------   ------------  ------------
Total revenues                      55,692         3,721       39,030         4,886      103,329        (18,513)       84,816

Operating income                     9,884           758        2,017            90       12,749            255        13,004

Identifiable assets                190,364             -       44,215         2,084      236,663            (67)      236,596
Identifiable liabilities            85,240             -       15,965         2,608      103,813         (1,971)      101,842
Investment in associate                333         2,924            -         7,742       10,999              -        10,999

Income (share of loss) from
   associate                           (23)          630            -           456        1,063              -         1,063
Depreciation and amortization       13,558           476        2,962           220       17,216           (255)       16,961
Change in provisions  and
   allowances                          384             4           67            16          471              -           471

Year 2002:*)

                                   Power        Trans-
                                 Production    mission       Other        Combined     Elimination   Consolidated
                                 ----------  -----------  ----------     ---------    -------------  -------------
Sales other than
intersegment sales                   43,651       11,927           -          55,578               -        55,578
Intersegment sales                    6,235          441           -           6,676         (6,676)             -
                                 ----------  -----------  -----------   ------------ - -------------  -------------
Total revenues                       49,886       12,368           -          62,254         (6,676)         55,578

Operating income                      9,539          661           -          10,200          1,023          11,223

Identifiable assets                 195,747       17,899           -         213,646        (10,219)        203,427
Identifiable liabilities             74,462        3,704           -          78,166         (2,917)         75,249
Investment in associate                   -            -        5,880          5,880               -          5,880

Income from associate                     -            -          497            497               -            497
Depreciation and amortization        10,869        1,865            -         12,734         (1,013)         11,721
Change in provisions and
allowances                               10            2            -             12              -              12

*) Comparative information has been restated (see Note 2.4(a)).

The power generation segment sells the major part of its electricity generated to the eight REAS. Prices in certain intersegment transactions are regulated by the Energy Regulatory Office (see Note 1).

25. Discontinuing Operation

On March 11, 2002 the Government decided to purchase from CEZ a 66% share in its transmission subsidiary CEPS. General meeting of CEZ's shareholders held on June 11, 2002, has confirmed the above mentioned decision of the Government. This transaction was carried out on April 1, 2003. Based on the decision of Economic Competition Protection Authority CEZ has also sold its remaining equity share in CEPS in September 2004.

The purchase of CEPS shares was made by OSINEK, a.s., a company controlled by the National Property Fund, and the Ministry of Labor and Social Affairs and the Ministry of Finance. Based on the fact that the transaction was carried out between parties under common control of CEZ's ultimate parent, CEZ has recorded the net gain on the sale directly in equity. The composition of the amount recorded in equity in 2004 and 2003 is as follows (in CZK millions):

                                                        2004          2003
                                                     --------       --------
     % of shares sold                                      34%           66%

     Total selling price                                7,087        15,224
     Book value of shares sold                         (3,703)       (4,453)
     Current income tax related to the sale            (1,721)       (4,152)
     Deferred tax related to the sale                     773           543
                                                     --------       --------
      Effect of sale recognized in equity               2,436         7,162
                                                     ========       ========

The reconciliation of the proceeds from disposal of a subsidiary as presented in the cash-flow statement in 2004 and 2003 is as follows (in CZK millions):

                                                        2004          2003
                                                     --------       --------
     Total selling price                                7,087         15,224

     Cash disposed of                                       -         (3,016)
     Change in receivables from the sale of
       subsidiary or associate                         (7,087)             -
                                                     --------       --------
       Proceeds from disposal of subsidiary, net
          of cash disposed of                               -         12,208
                                                     ========       ========

The operations of CEPS were reported in the transmission segment (see Note 24).

The carrying amounts of total assets and total liabilities attributable to the discontinuing operation at December 31, 2004 and 2003 are as follows (in CZK millions):

                                                       2004          2003
                                                     --------       ---------
     Total asset                                            -          2,924*)
     Total liabilities

     Total net assets disposed off                          -          2,924
                                                     ========       =========

     *) The amount represents investment in associate only.

The amounts shown above in respect of 2003 do not include the deferred tax liability from consolidation of undistributed retained earnings of CEPS.

The following items of income, expenses and cash flows can be attributed to the discontinuing operation (in CZK millions):

                                                                   2004         2003          2002
                                                                 ---------    ---------    ----------
     Total revenues                                                   -         2,023         5,692
     Operating profit                                                 -         1,013         1,684
     Income from associate                                          780           630             -
     Income before income taxes                                     780         1,609         1,531
     Income tax expense                                               -           302           470

     Cash flow from operating activities                              -         1,055         1,460
     Cash flow from investing activities                              -          (113)         (477)
     Cash flow from financing activities                              -             -             -

The income tax expense shown above does not include deferred tax from consolidation of undistributed retained earnings of CEPS.

26.  Net Income per Share

                                                                   2004         2003*)         2002*)
                                                                 ---------    ---------    ----------
     Numerator - basic and diluted (CZK millions)
          Net income                                                13,059       8,869          8,421
                                                                 =========    =========    ==========
     Denominator (thousands shares)
          Basic:
              Weighted average shares outstanding                  592,075      590,772       590,363
              Dilutive effect of treasury shares                       136        1,439         1,787
                                                                 ---------    ---------    ----------
     Diluted:
          Adjusted weighted average shares                         592,211      592,211      592,150
                                                                 =========    =========    ==========
     Net income per share (CZK per share)
          Basic                                                       22.1         15.0         14.3
          Diluted                                                     22.1         15.0         14.2

     *) Comparative information has been restated (see Note 2.4(a)).


27. Commitment and Contingencies

Investment Program
------------------

The Group is engaged in a continuous construction program, currently estimated as of December 31, 2004 to total CZK 105.6 billion over the next five years, as follows: CZK 17.3 billions in 2005, CZK 19.9 billions in 2006, CZK 23.4 billions in 2007, CZK 22.4 billions in 2008 and CZK 22.6 billions 2009. These figures do not include the expected acquisitions of subsidiaries and associates, which are estimated at up to CZK 90 billions in the period 2005 through 2009. The actual payments for acquisitions will depend on the number of future investment opportunities, for which the Company will be successful bidder and also considering the recoverability of these investments.

The construction programs are subject to periodic reviews and actual construction may vary from the above estimates. At December 31, 2004 significant purchase commitments were outstanding in connection with the construction program.

The Company currently projects that its planned construction expenditures will be funded mainly with cash provided by operating activities.


Environmental Matters
---------------------

The Czech Republic has adopted a series of environmental acts and laws and regulations ("the Acts") including a timetable for the reduction of atmospheric emissions in the period from 1992 through December 31, 1998. As of December 31, 1998, all plants operated by the Company had been upgraded to meet the environmental requirements of the Acts.

The Company is also liable under the Acts for past environmental damage. In 2004, 2003 and 2002, payments made to state farms, individual farms, cooperatives, other agricultural firms and forests totaled CZK 4 million, CZK 6 million and CZK 9 million, respectively. Based on current estimates of its probable future obligations, the Company provided CZK 40 million in 2004, CZK 40 million in 2003 and CZK 47 million in 2002, respectively, for pollution damages. In 2004, 2003 and 2002 the Company further reversed CZK 36 million, CZK 54 million and CZK 72 million, respectively. Although uncertainties exist due to interpretations of applicable laws, management does not believe, based upon the information available at this time, that the ultimate outcome of these matters will have a material adverse effect on the Company's financial position or results of operations.

Insurance Matters
-----------------

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

CEZ has renewed insurance policies covering the assets of its fossil, hydro and nuclear power plants, insurance policies covering non-technological equipment, general third party liability insurance in connection with main operations of the Company and car insurance.

CEZ and the Group companies have insurance policies covering directors and officers liability. CEZ also controls other property and liability insurance policies of the Group companies.

28.  Events After the Balance Sheet Date

On January 18, 2005, CEZ obtained a 67% share in three Bulgarian electricity distribution companies, Elektrorazpredelenie Pleven EAD, Elektrorazpredelenie Sofia Oblast EAD and Elektrorazpredelenie Stolichno EAD. For this acquisition the Company has paid in cash a total of EUR 281.5 million (see Notes 4 and 6). The valuation of assets and liabilities of the acquired companies was not finalized as of the date, when these financial statements have been authorized for issue.

On April 5, 2005, CEZ signed an agreement about the privatization of a Romanian distribution company Electrica Oltenia. Through this transaction CEZ will acquire 51% share in the company for a total amount of EUR 151 million.


29.  Presentation of Financial Statements

The accompanying consolidated financial statements are presented on the basis of International Financial Reporting Standards and Interpretations issued by the International Accounting Standards Board. Certain accounting principles generally accepted in the Czech Republic ("CAS") do not conform to IFRS used in preparing the accompanying consolidated financial statements. A description of the significant adjustments required to conform the Company's statutory balances to consolidated financial statements prepared in accordance with IFRS is set forth in the following tables.

The effect on retained earnings and other reserves of differences in IFRS and CAS is as follows (in CZK millions):

                                                                                 December 31,
                                                                          ---------------------------
                                                                              2004            2003
                                                                          -------------    ----------
Balance per CAS (standalone)                                                  88,523          79,863

Impact of consolidation                                                        1,109            (635)
                                                                          -------------    ----------
Balance per CAS (consolidated)                                                89,632          79,228

Accumulated provision for nuclear decommissioning and spent fuel
    storage (Note 14)                                                        (14,569)        (14,415)
Capitalized costs of nuclear provisions                                       12,195          12,125
CASTOR containers write-off                                                   (1,191)         (1,209)
Deferred tax on nuclear provisions, capitalized costs of nuclear
    provisions and CASTOR containers write-off, net                              865             971
Reversal of repairs and maintenance accrual, net of deferred tax               3,647           2,545
Impact of CAS/IFRS accounting differences on the associate, net of
    deferred tax                                                                (537)           (247)
Interest capitalized, net of deferred tax                                     17,705          16,829
Depreciation of interest capitalized, net of deferred tax                     (3,383)         (2,455)
Grants received, net of deferred tax                                            (550)           (670)
Gain (loss) on derivatives, net of deferred tax                                    2               -
Other IAS 39 differences                                                          94              43
Electrometers, net of deferred tax                                               779             970
Finance leases - lessee, net of deferred tax                                     102             109
Share options                                                                      -              18
Rights, net of deferred tax                                                      (54)           (116)
Revaluation on acquisition                                                         2              (5)
Reclassification of items from retained earnings, net                           (246)           (223)
Other differences                                                                (22)            (26)
                                                                          -------------    ---------
Balance per IFRS                                                             104,471          93,472
                                                                          =============    =========

The effect on net income of differences in IFRS and CAS is as follows (in CZK millions):

                                                                                         Year ended December 31,
                                                                               --------------------------------------------
                                                                                    2004            2003          2002
                                                                               --------------  -------------  -------------
Net income per CAS (standalone)                                                     12,364         13,931           6,713

Impact of consolidation                                                              1,416          1,648             608
                                                                               --------------  -------------  -------------
Net income per CAS (consolidated)                                                   13,780         15,579           7,321

Accumulated provision for nuclear decommissioning and spent fuel storage
    (Note 14)                                                                          406            889             413
Capitalized costs of nuclear provisions                                               (466)           (344)           (261)
CASTOR containers write-off                                                             17             (26)            (63)
Deferred tax on nuclear provisions, capitalized costs of nuclear
    provisions and CASTOR containers write-off, net                                   (130)           (266)            (28)
Reversal of repairs and maintenance accrual, net of deferred tax                     1,095             179             170
Impact of CAS/IFRS accounting differences on the associate, net of
    deferred tax                                                                      (319)            (10)             91
Interest capitalized, net of deferred tax                                              876           1,348           1,405
Depreciation of interest capitalized, net of deferred tax                             (928)           (835)           (471)
Grants received, net of deferred tax                                                    51              32             34
Gain (loss) on derivatives, net of deferred tax                                      1,188            (263)           580
Additional foreign exchange rate differences under IAS 39, net of
    deferred tax                                                                         -              -             (577)
Other IAS 39 differences, net of deferred tax                                           50             (12)            (85)
Electrometers, net of deferred tax                                                    (102)            21                -
Finance leases - lessee, net of deferred tax                                            (1)             4                -
Share options                                                                         (148)             (2)              -
Rights, net of deferred tax                                                             28             (17)              -
Revaluation on acquisition                                                               9              (5)              -
Sale of CEPS, net of tax                                                            (2,436)         (7,162)              -
(Profit) loss on sale of treasury shares                                               223              5              (18)
Reclassification of items from retained earnings, net                                 (232)           (220)            (90)
Other differences                                                                       98             (26)              -
                                                                               --------------  -------------  -------------
   Net income per IFRS                                                              13,059           8,869           8,421
                                                                               ==============  =============  =============

                                      F-46

30. Summary of Differences between Accounting Principles Adopted by CEZ and Generally Accepted Accounting Principles in the United States (US GAAP)

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


Reconciliation of Consolidated Net Income for 2004

The estimated effect of the significant adjustments to consolidated net income for the year ended December 31, 2004 which would be required if US GAAP were to be applied are summarized in the following table (in CZK millions).

                                                                      2004

Net income under IFRS                                                   13,059


Fair value adjustment on acquisition of minority interest                   (9)
Provision for onerous contract                                            (345)
Minority interest in reconciling items                                     118
Deferred taxes                                                              82
                                                                       -------
Net income under US GAAP                                                12,905

Other comprehensive income                                                  4
                                                                       -------
Total comprehensive income                                              12,909
                                                                       =======
Earnings per share (CZK per share):

     Net income
        Basic                                                             21.8
        Diluted                                                           21.8

Average number of shares (000's shares)
     Basic                                                            592,075
     Diluted                                                          592,211


Reconciliation of Consolidated Net Income for 2003 and 2002 - Restated

In separate transactions during both April 2003 and in January 2004, the Group acquired majority control in various entities which were and are ultimately under the common control of the Group's ultimate shareholder. Specifically, in April 2003 the Group acquired control of five regional distribution companies ("REAS"). Also, in January 2004 the Group acquired direct controlling ownership over SKODA PRAHA in which it previously held a minority investment (see Notes 6 and 7).

Under IFRS existing at the time of the transactions, common control acquisitions have been accounted for at historical costs with results of operations of the acquired companies being consolidated prospectively from the date of acquisition (see Note 2.3). Under US GAAP, the Group is required to restate its historical financial information to present comparative financial information for accounting periods prior to these acquisitions so as to present the combined results of operations in a manner similar to a "pooling of interests". Due to the significance of this reconciling item between IFRS and US GAAP, the consolidated income statement reconciliation has been expanded to reflect the impact of this common control accounting on condensed financial statement line items.

The net income, shareholders equity and earnings per share amounts in accordance with US GAAP as previously disclosed for 2003 and 2002 and the amounts included in the restated reconciliation from IFRS to US GAAP, which reflect the effect of acquisitions under common control accounted in a manner similar to "pooling of interest", are as follows (in CZK millions):


                                                         2003           2002

Net income
     As previously disclosed                                8,837          8,421
     As restated using pooling of interest method           9,488         10,021

Shareholders' equity under IFRS
     As previously disclosed                              153,114        143,675
     As restated using pooling of interest method         153,530        162,122

Net income per share basic (CZK per share)
     As previously disclosed                                  15.0          14.3
     As restated using pooling of interest method             16.1          17.0

Net income per share diluted (CZK per share)
     As previously disclosed                                  14.9          14.2
     As restated using pooling of interest method             16.0          16.9

The estimated effect of the significant adjustments for the year ended December 31, 2003 and 2002 which would be required if US GAAP were to be applied are summarized as follows (in CZK millions):

                                                                                Pre-acquisition
Year ended December 31, 2003 (restated)                                            results of
                                                                                    commonly       Other US GAAP /
                                                                   IFRS as         controlled           IFRS
                                                                   reported       acquisitions      differences1)        Total
Revenues:

    Sales of electricity                                              79,548           8,882                 -             88,430
    Heat sales and other revenues                                      5,268           2,407                 -              7,675
                                                                     --------        --------          --------           --------
        Total revenues                                                84,816          11,289                 -             96,105

Operating expenses:

    Fuel                                                              14,307             108                 -             14,415
    Purchased power and related services                              21,100           4,378                 -             25,478
    Repairs and maintenance                                            4,226             207                 -              4,433
    Depreciation and amortization                                     16,961           1,018                 -             17,979
    Salaries and wages                                                 7,994           1,123                 -              9,117
    Materials and supplies                                             3,670             339                 -              4,009
    Other operating expenses                                           3,554           2,374               272              6,200
                                                                     --------        --------          --------           --------
        Total expenses                                                71,812           9,547               272             81,631
                                                                     --------        --------          --------           --------
Income before other expenses (income) and income taxes                13,004           1,742              (272)            14,474

Other expenses (income):

    Interest on debt, net of capitalized interest                      1,714              35                 -              1,749
    Interest on nuclear provisions                                     1,680               -                 -              1,680
    Interest income                                                     (319)            (44)                -               (363)
    Foreign exchange rate losses (gains), net                         (1,915)            (10)                -             (1,925)
    Other expenses (income), net                                       2,170             (16)                -              2,154
    Income from associates                                            (1,063)            (67)                -             (1,130)
                                                                     --------        --------          --------           --------
        Total other expenses (income)                                  2,267            (102)                -              2,165
                                                                     --------        --------          --------           --------
Income before income taxes                                            10,737           1,844              (272)            12,309

Income taxes                                                           1,349             573              (156)             1,766
                                                                     --------        --------          --------           --------
Income after income taxes                                              9,388           1,271              (116)            10,543

Minority interest                                                        519             600               (64)             1,055
                                                                     --------        --------          --------           --------
Net income                                                             8,869             671               (52)             9,488
                                                                     ========        ========          ========           ========
Other comprehensive income                                                                                                   (268)
                                                                                                                          --------
Total comprehensive income                                                                                                  9,220
                                                                                                                          ========

Net income per share (CZK per share)
    Basic                                                               15.0                                                 16.1
    Diluted                                                             15.0                                                 16.0

Average number of shares outstanding (000s)
    Basic                                                            590,772                                              590,772
    Diluted                                                          592,211                                              592,211

1) Other US GAAP / IFRS differences represent the adjustments related to provision for onerous contract, which was reversed for US GAAP purposes.


Year ended December 31, 2002 (restated)                                         Pre-acquisition
                                                                                   results of
                                                                                    commonly       Other US GAAP /
                                                                   IFRS as         controlled           IFRS
                                                                   reported       acquisitions      differences1)        Total
Revenues:

    Sales of electricity                                              52,938          34,450                 -             87,388
    Heat sales and other revenues                                      2,640           6,382                 -              9,022
                                                                     --------        --------          --------           --------
        Total revenues                                                55,578          40,832                 -             96,410

Operating expenses:

    Fuel                                                              12,894             263                 -             13,157
    Purchased power and related services                               7,328          19,368                 -             26,696
    Repairs and maintenance                                            3,847           1,745                 -              5,592
    Depreciation and amortization                                     11,721           3,868                 -             15,589
    Salaries and wages                                                 3,854           4,108                 -              7,962
    Materials and supplies                                             1,838           1,946                 -              3,784
    Other operating expenses                                           2,873           5,180               333              8,386
                                                                     --------        --------          --------           --------
        Total expenses                                                44,355          36,478               333             81,166
                                                                     --------        --------          --------           --------
Income before other expenses (income) and income taxes                11,223           4,354              (333)            15,244

Other expenses (income):

    Interest on debt, net of capitalized interest                        582             230                 -                812
    Interest on nuclear provisions                                     1,532               -                 -              1,532
    Interest income                                                     (149)           (149)                -               (298)
    Foreign exchange rate losses (gains), net                         (3,340)           (703)                -             (4,043)
    Other expenses (income), net                                       1,299             (23)                -              1,276
    Income from associates                                              (497)            244                 -               (253)
                                                                     --------        --------          --------           --------
        Total other expenses (income)                                   (573)           (401)                -               (974)
                                                                     --------        --------          --------           --------
Income before income taxes                                            11,796           4,755              (333)            16,218

Income taxes                                                           3,375           1,539              (103)             4,811
                                                                     --------        --------          --------           --------
Income after income taxes                                              8,421           3,216              (230)            11,407

Minority interest                                                          -           1,498              (112)             1,386
                                                                     --------        --------          --------           --------
Net income                                                             8,421           1,718              (118)            10,021
                                                                     ========        ========          ========           ========
Other comprehensive income                                                                                                    144
                                                                                                                          --------
Total comprehensive income                                                                                                 10,165
                                                                                                                          ========

Net income per share (CZK per share)
    Basic                                                               14.3                                                 17.0
    Diluted                                                             14.2                                                 16.9

Average number of shares outstanding (000s)
    Basic                                                            590,363                                              590,363
    Diluted                                                          592,150                                              592,150

1) Other US GAAP / IFRS differences represent the adjustments related to provision for onerous contract, which was reversed for US GAAP purposes.

Reconciliation of Consolidated Shareholders Equity for 2004 and 2003

The estimated effect of the significant adjustments to consolidated net shareholders equity as of December 31, 2004 and 2003 which would be required if US GAAP were to be applied are summarized in the following table (in CZK millions).

                                                                               December 31
                                                                     --------------------------------
                                                                       2004               2003 *)
                                                                     ---------------    -------------
Shareholders' equity under IFRS                                         163,689              152,624

Fair value adjustment on acquisition of minority interest:
     Fair value adjustment to assets                                        857                    -
     Decrease of goodwill                                                  (687)                   -
Provision for onerous contract                                              906                1,251
Common control accounting applied to SKODA PRAHA                              -                  416
Minority interest in reconciling items                                     (294)                (458)
Deferred tax effect of the reconciling items                               (446)                (303)
                                                                     ---------------    -------------
Shareholders' equity under US GAAP                                      164,025              153,530
                                                                     ===============    =============

*) Comparative information has been restated (see Note 2.4(a)).

US GAAP Consolidated Statement of Shareholders' Equity (in millions of CZK)
----------------------------------------------------------------------------

                                                 Number of                     Transla-    Fair value                       Share-
                                                 Shares (in       Stated        tion       and Other       Retained        holders'
                                                 thousands)       Capital    Difference    Reserves        Earnings        Equity
                                                 ----------       -------    ----------    ----------      --------       ---------
December 31, 2001                                   590,138       59,050             -             6         94,881        153,937

   Non-cash capital contribution                        123           12             -             -              -             12
   Change in fair value of available-for-sale
     financial assets recognized in equity                -            -             -           128              -            128
   Net income                                             -            -             -             -         10,021         10,021
   Acquisition of treasury shares                    (1,950)        (181)            -             -              -           (181)
   Sale of treasury shares                            1,965          160             -             -             17            177
   Dividends declared                                     -            -             -             -         (1,988)        (1,988)
   Other movements                                        -            -             -             -             16             16
                                                  ----------    ----------       -------       -------    ----------     ----------
December 31, 2002                                   590,276       59,041             -           134        102,947        162,122

   Change in accounting policy - effect of
     change in group structure (Note 2.4(b))              -            -             -             -            721            721
   Net income                                             -            -             -             -          9,488          9,488
   Unrealized loss on available for sale
     securities                                           -            -             -          (233)             -           (233)
   Gain on sale of subsidiary CEPS, net of tax
     (Note 25)                                            -            -             -             -          7,162          7,162
   Effect of acquisition of REAS on equity                -            -             -             -        (23,169)       (23,169)
   Sale of treasury shares                            1,190          111             -             -             (5)           106
   Dividends declared                                     -            -             -             -         (2,657)        (2,657)
   Returned dividends on treasury shares                  -            -             -             -              4              4
   Share options                                          -            -             -            21              -             21
   Share on equity movements of associates                -            -             -             -            (15)           (15)
   Other movements                                        -            -             1            (3)           (18)           (20)
                                                  ----------    ----------       -------       -------    ----------     ----------
December 31, 2003                                   591,466       59,152             1           (81)        94,458        153,530

   Net income                                             -            -             -             -         12,905         12,905
   Unrealized gain on available for sale
     securities                                           -            -             -            55              -             55
   Change in fair value of cash flow hedges
     recognized in equity                                 -            -             -          (690)             -           (690)
   Reclassification into earnings from cash
     flow hedges                                          -            -             -           621              -            621
   Gain on sale of subsidiary CEPS, net of tax
     (Note 25)                                            -            -             -             -          2,436          2,436
   Effect of acquisition of SKODA PRAHA on
     equity (Note 6)                                      -            -             -             -            (85)           (85)
   Acquisition of treasury shares                    (2,355)        (488)            -             -              -           (488)
   Sale of treasury shares                            3,090          554             -             -           (223)           331
   Dividends declared                                     -            -             -             -         (4,738)        (4,738)
   Share options                                          -            -             -           130              -            130
   Share on equity movements of associates                -            -             -             -             34             34
   Other movements                                        -            -            (3)            -            (13)           (16)
                                                  ----------    ----------       -------       -------    ----------     ----------
   December 31, 2004                                592,201       59,218            (2)           35        104,774        164,025
                                                  ==========    ==========       =======       =======    ==========     ==========

Fair value adjustment on acquisition of minority interest

Under IFRS in case of subsequent acquisition of a minority interest in subsidiary, which has been already controlled by the Group, the goodwill is measured as the difference between the cost of the additionally acquired shares and the book value of the minority interest acquired. Under US GAAP acquisitions of minority interests in subsidiaries are accounted for using the purchase method, which is based on the fair values of the acquired minority interests. Under US GAAP the Group therefore records a fair value adjustment to the assets and liabilities acquired and makes a corresponding adjustment to the balance of goodwill. In subsequent periods the difference between IFRS and US GAAP is due to the depreciation and amortization of fair value adjustments and the related deferred tax effect.


Provision for onerous contract

Under IFRS the Group recognized a provision for onerous executory contract. Under the definitions of IAS 37 an onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The recognition by a purchaser of losses on firmly committed executory contracts was discussed by the EITF in November 1999 and January 2000, but the Task Force did not reach consensus on this issue and further discussions on the EITF Issue 99-14 have been discontinued. Under the current US generally accepted accounting principles, companies do not accrue the contingent losses related to executory contracts in their balance sheets, but rather these losses are recognized over the remaining life of the contract. Therefore the provision, which was recognized under IFRS, was reversed for US GAAP purposes.


Other US GAAP Related Disclosures:

Associated Companies

As described in Note 7, the Company accounts for its investments in associated companies using the equity method.

Consolidated retained earnings include undistributed earnings of associated companies. These undistributed earnings net of deferred tax amounted to CZK 1,625 million, CZK 3,032 million and CZK 1,399 million as of December 31, 2004, 2003 and 2002. In 2004, 2003 and 2002, net dividends received from associated companies amounted to CZK 824 million, CZK 182 million and CZK 114 million, respectively.


Related Parties

As disclosed in Note 17, the payables from purchase of REAS to National Property Fund amount to CZK 7,470 million as of December 31, 2003. The amount is represented by two notes payable in the amount of CZK 3,735 million each with original maturity on June 30, 2004, and June 30, 2005. Based on an agreement between the Company and the National Property Fund both notes have been repaid in 2004. Both notes had an interest rate of 3M PRIBOR + 0.3%.


Nuclear Decommissioning, Radioactive Waste and Spent Fuel Disposal Provisions

As discussed in Notes 2.23 and 14 to the consolidated financial statements the Company adopted International Accounting Standard IAS 37 "Provisions, Contingent Liabilities and Contingent Assets". According to the IAS 37, the amount recognized as a provision should be the best estimate of the expenditure required to settle the present obligation at the balance sheet date. For calculation of these estimates in the case of nuclear provisions CEZ has discounted expected future cash flows to their present values. The initial costs of provisions were capitalized and are depreciated over the useful life of the related assets (nuclear power plants). The increase of the provisions due to the accretion of discount and effect of inflation is charged to income as a separate component of interest expense. Under US GAAP the accretion of discount should be presented as part of operating expenses. Changes in the provision, which result from the consumption of nuclear fuel, are charged to income as part of the fuel expense.

Under US GAAP CEZ applied SFAS No. 143 "Accounting for Asset Retirement Obligations ". The statement requires the classification of the provision as a liability on the balance sheet and its measurement using an expected cash flow approach, in which multiple cash flow scenarios that reflect the range of possible outcomes and a credit-adjusted risk-free rate are used to estimate fair value. Since very similar approach is used when calculating provision under IAS 37, there is no material difference in calculation of the provision under US GAAP and IFRS.


Capitalized Software Costs

Included in Intangible Assets as of December 31, 2004 and 2003 is capitalized software costs of CZK 1,294 million and CZK 1,184 million, respectively. Under US GAAP, these costs would typically be classified as a component of property, plant and equipment.

Intangible Assets

Aggregate amortization expenses of intangible assets were estimated for each of the five succeeding fiscal years in million of CZK.

         Year              Amortization

         2005                     817
         2006                     658
         2007                     520
         2008                     365
         2009                      34


Financial Assets Available for Sale

The composition of financial assets available for sale was as follows (in CZK millions):

                                                                        2004             2003
                                                                      --------         --------
Equity securities                                                        1,760            5,157
Debt securities                                                            232              390
                                                                      --------         --------
   Total                                                                 1,992            5,547
                                                                      ========         ========

The proceeds from sales of available for sale securities and the net realized gains and losses were as follows (in CZK millions):

                                                                          2004            2003            2002
                                                                       --------         --------         --------
Proceeds from the sale of available for sale securities                  4,643            5,169              718
Historical cost basis                                                   (4,121)          (5,174)            (315)
                                                                       --------         --------         --------
   Net realized gains/(losses)                                             522               (5)             403
                                                                       ========         ========         ========

The future maturities of debt securities are as follows (in CZK millions):


                                                                        2004              2003
                                                                     ----------        ----------
Within one year                                                              -                 -
After one year through five years                                            -               158
After five years through ten years                                         232                 -
More than ten years                                                          -               232
                                                                     ----------        ----------
   Total debt securities                                                   232               390
                                                                     ==========        ==========

Debt Guarantees

Czech Republic has guaranteed certain debt of the Company. The balance of the long-term debt guaranteed by the State amounted to CZK 3,315 millions and CZK 5,028 millions as of December 31, 2004 and 2003, respectively.


Stock-based Compensation

As described in Note 23, during 2004, 2003 and 2002 the Company has granted stock options to members of the Board of Directors, Supervisory board and certain other members of management. The Company has elected to account for employee stock options under US GAAP in accordance with Accounting Principles Board Opinion No. 25 (APB 25) "Accounting for Stock Issued to Employees" and related interpretations and to furnish the pro forma disclosures required under SFAS No. 123 "Accounting for Stock-Based Compensation".

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

In 2004, 2003 and 2002 the Company has recognized the compensation expense in accordance with APB 25. In 2002 the exercise price of CEZ's employee stock options was higher than the market price of the underlying stock at the measurement days and therefore no compensation expense was recognized in accordance with APB 25 in these periods. Had compensation cost for management incentive schemes been determined based on the fair value at the grant dates for options under those schemes consistent with the method prescribed in SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in CZK millions, except per share data):

                                                                          2004            2003 *)          2002 *)
                                                                       -----------     ------------     ------------
Net income, as reported                                                    12,905             8,837           8,421

    Add: Stock-based employee compensation expense included in
    reported net income, net of related tax effects                           148                 2               -
    Deduct: Total stock-based employee compensation expense
    determined under fair value based method for all awards                  (163)               (2)           -**)
                                                                       -----------     ------------     ------------
    Pro forma                                                              12,890             8,837           8,421
                                                                       ===========     ============     ============
Basic income per share (CZK per share)
    As reported                                                                21.8              15.0            14.3
    Pro forma                                                                  21.8              15.0            14.3

Diluted income per share (CZK per share)
    As reported                                                                21.8              14.9            14.2
    Pro forma                                                                  21.8              14.9            14.2


*)   Comparative information has been restated (see Note 2.4(a)).
**)  The fair value of options granted in 2002 is 0.3 million CZK.

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

At the grant dates, the underlying assumptions and the resulting fair values per option were as follows:

                                                    2004             2003             2002
                                                ------------     ------------       ---------
Weighted average assumptions

    Dividend yield                                     3.8%              7.6%             2.9%
    Expected volatility                                29.49%           22.4%            40.2%
    Risk-free interest rate                             2.79%            2.1%             2.6%
    Expected life (years)                              2.3               3.6              1.3

Weighted average grant-date fair value
   of options [CZK per 1 option]
                                                      75.9              17.9             17.4

On December 31, 2004, 2003 and 2002, respectively, the exercise prices of outstanding options were in the range from CZK 101.9 to CZK 185.6 from CZK 88.8 to CZK 128.6 and from CZK 72.5 to CZK 96.4 per share. On December 31, 2004, 2003 and 2002, respectively the options outstanding had an average remaining contractual life of 3.2 years, 1.8 years and 1.4 years, respectively.

For further information on stock-based compensation see Note 23.


Valuation and Qualifying Accounts  (in millions of CZK)

                                             Balance at     Acquisition                    Charges to
                                            beginning of         of          Disposal of    cost and                     Balance at
 Provisions on assets to which they apply:     year        subsidiaries      subsidiary     expenses      Deductions     end of year
 -----------------------------------------  ------------   -------------     -----------   ----------    -----------     -----------
 2002
 Nuclear provision                               21,396                -             -         3,278           (808)       23,866
 Other provisions                                   649                -             -            91            (88)          652
 Provision for doubtful current and
    non-current receivables                         715                -             -           348           (335)          728

 2003
 Nuclear provision                               23,866              146             -         5,551         (1,399)       28,164
 Provision for onerous contract                       -            1,486             -             -           (235)        1,251
 Other provisions                                   652              586             -           735           (413)        1,560
 Provision for doubtful current and
    non-current receivables                         728            1,642            (4)        1,090         (1,124)        2,332

 2004
 Nuclear provision                               28,164                -             -         2,660         (1,383)       29,441
 Provision for onerous contract                   1,251                -             -            39           (384)          906
 Other provisions                                 1,560              290             -           752         (1,178)        1,424
 Provision for doubtful current and
    non-current receivables                       2,332              191             -           264         (1,104)        1,683


Contingencies

In the ordinary course of business, the Company is involved in various legal actions and claims. Although it is not possible to predict with certainty the outcome or costs of these matters, the Company believes the likelihood is remote that individually or in the aggregate any sum required to be paid in connection with liabilities recorded related to these matters will have a material adverse affect on its financial position, results of operations or cash flows.

Deferred Taxes

Under IFRS, the presentation of deferred taxes differs from the methodology set forth in US GAAP. For purposes of US GAAP, deferred tax assets and liabilities must either be classified as current or non-current based on the classification of the related non-tax asset or liability for financial reporting. The table presents the deferred tax assets and liabilities computed based on IAS 12 but presented based on the methodology of FAS 109."Accounting for Income Taxes" (in millions of CZK).

                                                           2004        2003 *)
                                                         ---------  -----------

Non-current assets:

Accumulated provision for nuclear decommissioning
     and spent fuel storage                                 5,925         6,641
CASTOR containers write off                                   286           338
Other provisions                                              650           885
Tax loss carry forwards                                       110            25
Revaluation of financial assets                                11            17
Other deductible differences                                   71           171

                                                            7,053         8,077

     Deferred tax assets                                    7,053         8,077

Current liabilities:

Penalty receivables                                            46            71
Other temporary differences                                    38            17

                                                               84            88

Non-current liabilities:

Tax depreciation in excess of financial
      statement depreciation                               13,103        12,102
Capitalized interest                                        5,032         5,590
Capitalized cost of provisions                              2,927         3,395
Repairs and maintenance accrual                             1,206           987
Investment in associate                                       520         1,490

                                                           22,788        23,564

Deferred tax liabilities                                   22,872        23,652

Total deferred tax liabilities, net                        15,819        15,575


*) Comparative information has been restated (see Note 2.4(a)).

New pronouncements

In December 2003, the FASB revised the provisions of FASB Statement No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, to include additional disclosures related to defined-benefit pension plans and other defined-benefit post-retirement plans, such as the following:
o The long-term rate of return on plan assets, along with a narrative discussion on the basis for selecting the rate of return used
o Information about plan assets for each major asset category (i.e. equity securities, debt securities, real estate, etc.) along with the targeted allocation percentage of plan assets for each category and the actual allocation percentages at the measurement date
o The amount of benefit payments expected to be paid in each of the next five years and the following five-year period in the aggregate
o The current best estimate of the range of contributions expected to be made in the following year
o    The accumulated benefit obligation for defined-benefit pension plans
o    Disclosure of the measurement date utilized.

The provisions of FAS 132R do not change the measurement or recognition provisions of defined-benefit pension and post-retirement plans as required by previous accounting standards. The provisions of FAS 132R were applied by the Group effective for the year ended December 31, 2004.

In March 2004, the EITF reached a consensus on Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which provides guidance on assessing whether impairments are other-than-temporary for marketable debt and equity securities accounted for under SFAS No. 115, and non-marketable equity securities accounted for under the cost method. The consensus also requires certain disclosures about unrealized losses that have not been recognized in earnings as other-than-temporary impairments. The disclosure provisions were effective for all periods ending after December 15, 2003. The other-than-temporary impairment application guidance was to be effective for reporting periods beginning after June 15, 2004.

In September 2004, the FASB issued FSP No. EITF Issue 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, which delays indefinitely the application of guidance provisions of EITF Issue No. 03-1 until further application guidance can be considered by the FASB. The FSP did not delay the effective date for the disclosure provisions of EITF No. 03-1. The Group continues to monitor this issue; however, based upon developments to date the Group does not expect the final guidance to have a material impact on its consolidated results of operations, financial position or cash flows.

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payments (FAS 123R). The statement requires the measurement and recognition of the cost of employee services received in exchange for an award of equity instruments based on fair value of the award at the grant-date. The cost is recognized over the period during which an employee is required to provide service in exchange for the award. The standard supersedes APB 25, Accounting for Stock Issued to Employees, and prohibits the use of the "intrinsic value" method of accounting for share-based payment transactions. FAS 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005; however, early application is possible. The Group intends to adopt the revised standard as of January 1, 2005, from which date the Group will also adopt IFRS 2, a similar standard under IFRS. The Group is currently estimating the impact of adopting FAS 123R on the financial statements.

In November 2004, the FASB issued FASB Statement No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, clarifying the existing requirements in ARB No. 43 by adopting language similar to that used in IAS 2. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of FAS 151 will not have an impact on the Group's consolidated results of operation or financial position, since the key elements are already utilized in the Group's IFRS and US GAAP consolidated financial statements.

In December 2004, the FASB published FASB Statement No. 153, Exchanges of Non Monetary Assets an amendment of APB Opinion No. 29. This statement addresses the measurement of exchanges of non monetary assets. It eliminates the exception from fair value measurement for non monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion 29, and replaces it with an exception for exchanges that do not have commercial substance. This statement specifies that a non monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FASB No. 153 is effective for non monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, however early adoption is possible.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               CEZ, a. s.


                               By: /s/ Martin Roman
                                   ----------------------------
                                   Name:  Martin Roman
                                   Title: Chief Executive Officer and
                                          Chairman of the Board of
                                          Directors


                               By: /s/ Petr Voboril
                                   ----------------------------
                                    Name:  Petr Voboril
                                    Title: Chief Financial Officer and
                                           Vice-Chairman of the Board of
                                           Directors



Date:  July 15, 2005





                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   CEZ, a. s.

                             Exhibits to Form 20-F

1.*     Articles of Association (Stanovy) of CEZ, a. s.

4.1*    Collective Bargaining Agreement, dated January 29, 2004

4.2 Share Privatization Sale Agreement between the Republic of Bulgaria and CEZ, a. s., dated November 19, 2004

8.      List of Subsidiaries

12.1    Certification of Martin Roman, our Chief Executive Officer, pursuant to
        Section 302 of the Sarbanes-Oxley Act of 2002

12.2    Certification of Petr Voboril, our Chief Financial Officer, pursuant to
        Section 302 of the Sarbanes-Oxley Act of 2002

13.**   Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
        Section 906 of the Sarbanes-Oxley Act of 2002

* This exhibit is incorporated by reference to the Exhibits filed with our Annual Report on Form 20-F dated June 30, 2004.
** This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.